Exhibit 99.1
[          ,          ]
Dear Hexagon Shareholders:
On                     , the general meeting of shareholders of Hexagon AB (“Hexagon”) approved the spin-off into a separate publicly traded company named Octave Intelligence plc (“Octave”) of Hexagon’s Asset Lifecycle Intelligence business, Safety, Infrastructure & Geospatial business, ETQ business and Bricsys business.
This strategic move underlines our commitment to evolving with our markets to ensure we are continually identifying and executing on opportunities to create shareholder value. As separate businesses, Hexagon and Octave will be better positioned to pursue their respective missions, adapt to market dynamics, and form strategic partnerships. With focused investments and clearer value propositions, both are expected to accelerate growth and deliver long-term value to shareholders. This exciting opportunity for Octave is described in more detail by Mattias in an accompanying letter to shareholders.
After the separation, Hexagon will be a market leader in precision measurement, reality capture, positioning and autonomy technologies and robotic solutions. We will be focused on delivering cutting edge solutions to the world’s most important industries, allowing customers to bridge physical and digital environments seamlessly. These solutions will help our customers overcome the key structural challenges that they face: improving sustainability, mitigating labor shortages and at the same time continually improving product and project quality. By partnering with our customers and innovating for the future, we will be able to build on our existing base of shareholder value, to drive continued improvement in gross profit margins, recurring revenues, organic growth, and cash generation.
The separation will be effected by a pro rata distribution wherein each Hexagon shareholder of record on                     , which will be the record date, will be entitled to one (1) Octave Class A Ordinary Share for every ten (10) Hexagon Class A Shares and one (1) Octave Class B Ordinary Share for every ten (10) Hexagon Class B Shares held. Octave Class B Ordinary Shares will be delivered to holders of Hexagon Class B Shares, other than affiliates of Hexagon, in the form of Swedish Depository Receipts (the “Octave SDRs”). Octave Class A Ordinary Shares will be delivered to holders of Hexagon Class A Shares and Octave Class B Ordinary Shares will be delivered to holders of Hexagon Class B Shares that are Hexagon affiliates in book-entry form via Octave’s transfer agent.
It is expected that the Octave Class B Ordinary Shares will be listed on the Nasdaq Global Select Market under the symbol “OCTV” and the Octave SDRs, which each represent one Octave Class B Ordinary Share, will trade on Nasdaq Stockholm under the symbol “OCTV SDB.” Hexagon Class B Shares will continue to trade on Nasdaq Stockholm under the symbol “HEXA B.” No action is required on your part to receive your Octave SDRs representing Octave Class B Ordinary Shares, and you do not need to pay any consideration to Hexagon or Octave, or surrender or exchange your Hexagon shares. As discussed in the accompanying information statement, the intent is for this distribution to be tax free to shareholders both in the United States and Sweden.
The accompanying information statement describes the distribution of Octave shares following Octave’s separation from Hexagon and contains important information about Octave, including Octave’s financial statements, and I suggest that you read it carefully and in its entirety. In connection with the listing of the Octave SDRs, we have also made available a Swedish prospectus. If you have any questions regarding the distribution of the Octave shares, please contact the transfer and distribution agent, Computershare Trust Company, N.A. at (866) 644 4127. If you have any questions regarding the distribution of the Octave SDRs, please contact your bank or broker. If needed, you can also contact the Octave SDR depositary, Skandinaviska Enskilda Banken AB, via email: seb.sdr@seb.se.
We remain committed to working on your behalf to continue to build long-term shareholder value.
Sincerely,
Anders Svensson
President and Chief Executive Officer, Hexagon AB

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Dear Future Octave Shareholder,
On behalf of Octave Intelligence plc (“Octave”), I am pleased to welcome you as a future shareholder. This is an important moment in the long history of the businesses that now form Octave, and a defining moment for our future. For decades, our business has helped organizations design, build, operate, and protect systems that power industries, cities, and essential services.
As we prepare to separate from Hexagon and become an independent, publicly traded company, we will gain the strategic clarity and operational flexibility to invest more deeply in the capabilities our customers rely on. Independence strengthens our ability to focus, innovate, and move with greater speed as market demands evolve. This transition allows us to build on our strong foundation to become the trusted platform to help organizations design, build, operate, and protect the physical assets, people, and critical infrastructure that the world depends on.
Organizations everywhere are navigating rising operational complexity. Infrastructure is under increasing pressure, data volumes are growing, and workforce turnover is accelerating. These shifts make it difficult to keep information connected and to understand what is happening in time to act. Octave helps customers meet these challenges by turning fragmented information into contextual intelligence that supports earlier action, reduces risk, and strengthens safety, performance, and resilience.
We begin this new chapter with a global footprint, a world-class team, a proven product portfolio, and deep customer trust developed over many years. We are excited to build the future of Octave together, and we invite you to learn more about our company and our vision in the accompanying information statement.
Sincerely,
Mattias Stenberg
Chief Executive Officer, Octave Intelligence plc

Information contained herein is subject to completion or amendment. A Registration Statement on Form 10 relating to these securities has been filed with the U.S. Securities and Exchange Commission.
PRELIMINARY INFORMATION STATEMENT
SUBJECT TO COMPLETION, DATED MARCH 24, 2026
INFORMATION STATEMENT
Octave Intelligence plc
Distribution of
A Ordinary Shares
(par value $0.01 per share)
B Ordinary Shares
(par value $0.01 per share)

This information statement is being furnished in connection with the distribution by Hexagon AB (“Hexagon”) to holders of its Class A Shares and Class B Shares (together, “Hexagon Shares”) of all the issued share capital of Octave Intelligence plc (which we refer to as, “we,” “us,” “our,” “Octave,” or the “Company”), consisting of A Ordinary Shares (“Octave Class A Ordinary Shares”) and B Ordinary Shares (“Octave Class B Ordinary Shares”) (together, the “Octave Shares”) (the “Distribution”). Prior to the Distribution, we will enter into a series of transactions with Hexagon pursuant to which Octave will own the assets and liabilities collectively comprising (i) Hexagon’s Asset Lifecycle Intelligence (“ALI”) business, which focuses on producing insights across the asset lifecycle to design, construct and operate more profitable, safe and sustainable industrial facilities; (ii) Hexagon’s Safety, Infrastructure & Geospatial (“SIG”) business, which focuses on public and physical security by improving the resilience and sustainability of the world’s critical services and infrastructure; (iii) Hexagon’s ETQ business unit, which focuses on SaaS-based enterprise quality management through streamlining document control, training, audits and other workflows into a single governed system of record; and (iv) Hexagon’s Bricsys business unit, which focuses on developing computer-aided design software for complex 3D modeling, engineering analysis and construction solutions (collectively, the “Octave Business”), which are currently owned and operated by Hexagon, as described in this information statement.
Octave Shares will be distributed to holders of record of Hexagon Shares as of           ,          , which will be the record date for the Distribution. Each such holder will receive one (1) Octave Class A Ordinary Share for every ten (10) Hexagon Class A Shares and one (1) Octave Class B Ordinary Share for every ten (10) Hexagon Class B Shares held on the record date. The Distribution will be effective on           . The Octave Shares will be delivered to holders of record, other than holders of Octave Class A Ordinary Shares and affiliates of Hexagon, in the form of Swedish Depository Receipts (“Octave SDRs”).
The Octave SDRs will be delivered to holders through Euroclear Sweden AB (“Euroclear Sweden”) two Swedish business days following the record date. No action is required from Hexagon shareholders to receive Octave SDRs. Hexagon shareholders will not be required to pay anything to Hexagon or Octave for the Octave SDRs or the Octave Shares, nor to surrender any Hexagon Shares. Eligible Hexagon shareholders will receive a cash payment in lieu of fractional Octave Shares or Octave SDRs, which generally will be taxable. See the sections of this information statement entitled “Material U.S. Federal Income Tax Consequences,” “Material Irish Tax Consequences,” and “Material Swedish Tax Consequences.”
We are not asking you for a proxy and you are requested not to send us a proxy. There is currently no trading market for Octave Shares, although a “when-issued” market in Octave Class B Ordinary Shares may develop as soon as one New York business day prior to the record date for the Distribution.
We have applied to list the Octave Class B Ordinary Shares on the Nasdaq Global Select Market (“Nasdaq New York”) under the symbol “OCTV.” We have applied to temporarily trade the Octave SDRs that each represent one Octave Class B Ordinary Share on Nasdaq Stockholm AB (“Nasdaq Stockholm”) under the symbol “OCTV SDB.”

IN REVIEWING THIS INFORMATION STATEMENT, YOU SHOULD CAREFULLY CONSIDER THE MATTERS DESCRIBED UNDER THE CAPTION “RISK FACTORS” BEGINNING ON PAGE 20.
NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED THESE SECURITIES OR DETERMINED IF THIS INFORMATION STATEMENT IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.
THIS INFORMATION STATEMENT DOES NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY ANY SECURITIES.
Shareholders of Hexagon with inquiries related to the Distribution of Octave Shares should contact Octave’s transfer and distribution agent, Computershare Trust Company, N.A., at (866) 644 4127 and, with inquiries related to the Distribution of Octave SDRs, Skandinaviska Enskilda Banken AB, at +46 8 785 10 00.

This information statement was first made available to Hexagon shareholders on or about                     .
The date of this information statement is                     .

i

PRESENTATION OF INFORMATION
Unless context otherwise requires, all references to “we,” “us,” “our,” “Octave,” or the “Company” refer to Octave Intelligence plc, together with its direct and indirect subsidiaries.
Octave was established as a shelf company on July 5, 2017, as a private company limited by shares and was recently de-shelved to hold the Octave Business (as defined below) of Hexagon AB, a Swedish corporation (“Hexagon”). On February 26, 2026, Octave re-registered from a private company limited by shares to a public limited company. Octave has had no significant operations or activity other than its initial issuance of shares for nominal consideration, an additional share issuance to bring the share capital of Octave up to €25,000 (being the minimum capital requirements for a public limited company under Irish law) and organizing, staffing, and preparing for the separation and distribution from Hexagon (the “Distribution”), including by entering into certain agreements in connection with the Distribution. Prior to the Distribution, Hexagon will undergo a series of transactions that will generally result in (a) Octave directly or indirectly owning, assuming, or retaining certain assets and liabilities of Hexagon and its subsidiaries related to the assets and liabilities collectively comprising (i) Hexagon’s Asset Lifecycle Intelligence (“ALI”) business, which focuses on producing insights across the asset lifecycle to design, construct and operate more profitable, safe and sustainable industrial facilities; (ii) Hexagon’s Safety, Infrastructure & Geospatial (“SIG”) business, which focuses on public and physical security by improving the resilience and sustainability of the world’s critical services and infrastructure; (iii) Hexagon’s ETQ business unit, which focuses on SaaS-based enterprise quality management through streamlining document control, training, audits and other workflows into a single governed system of record; and (iv) Hexagon’s Bricsys business unit, which focuses on developing computer-aided design software for complex 3D modeling, engineering analysis and construction solutions (collectively, the “Octave Business”) and (b) Hexagon directly or indirectly owning, assuming, or retaining all other assets and liabilities of Hexagon. Unless context otherwise requires, where we describe in this information statement the business activities of Octave, we do so as if the foregoing transactions have already occurred.
Statements in this information statement as to the contents of any contract, agreement, or other document are qualified in all respects by reference to the full text of such contract, agreement, or document. If we have filed any of those contracts, agreements, or other documents as an exhibit to the registration statement of which this information statement forms a part, you are urged to read the full text of such contract, agreement, or document for a more complete understanding of the document or matter involved.
You should not assume that the information contained in this information statement is accurate as of any date other than the date set forth on the cover.

NOTE REGARDING THE TRADEMARKS/MARKET AND INDUSTRY DATA
We own or have rights to use the various trademarks, logos, service marks, and trade names that we use in conjunction with the operation of our business. Solely for convenience, the trademarks, service marks, trade names, and copyrights referred to in this information statement are listed without the ™, ®, or © symbols, but such references do not constitute a waiver of any rights that might be associated with the respective trademarks, service marks, trade names, and copyrights included or referred to in this information statement.
The market data and certain other statistical information used throughout this information statement are based on independent industry publications, government publications, or other published independent sources. These sources generally state that the information they provide has been obtained from sources believed to be reliable, but that the accuracy and completeness of the information are not guaranteed. We believe that the surveys and market research others have performed are reliable, but we have not independently verified this information. Some data and certain other statistical information are also based on our good faith estimates.
In addition, in many cases, we have based certain statements contained in this information statement regarding our industry and our position in the industry on certain beliefs and assumptions concerning our customers and competitors. These beliefs and assumptions are based on our experience in the industry and our own investigation of market conditions. While Octave’s management believes these beliefs and assumptions are reasonable, we cannot assure you as to the accuracy of any such beliefs and assumptions, and such beliefs and assumptions may change. Certain terms should be construed specific to the context provided and may vary from how other industry participants may use such terms.

AUDITOR INDEPENDENCE
For an initial registration, compliance with all independence rules of the United States Securities and Exchange Commission (the “SEC”) and the Public Company Accounting Oversight Board (United States) (“PCAOB”) are required during the period covering the most recent annual financial statements included in the registration statement and subsequent periods. In addition, compliance with applicable home country independence rules and the SEC’s general standard of independence in Rule 2-01(b) of Regulation S-X is required for all prior periods included in the registration statement.
The Combined Financial Statements of Octave at December 31, 2025 and 2024, and for each of the three years in the period ended December 31, 2025, appearing in this registration statement have been audited by PricewaterhouseCoopers AB (“PwC”), an independent registered public accounting firm, as set forth in their report thereon appearing elsewhere herein.
In connection with the Distribution, PwC completed an independence assessment to evaluate the services and relationships with Octave and its affiliates that may bear on PwC’s independence under the SEC and PCAOB independence rules for the audit period commencing January 1, 2022. As described below, a service and a relationship were found to exist within the audit period which are not in accordance with the auditor independence standards of Regulation S-X and the PCAOB.
•From October 2024 to December 2024, a member firm of PricewaterhouseCoopers International Limited (“PwC Member Firm”) performed employee type activities in connection with the provision of a non-audit service.
•From January 2023 to February 2024, a business relationship existed between a PwC Member Firm and an affiliate of Octave whereby the two parties participated in joint webinars.
PwC provided an overview to the Audit Committee of Hexagon’s board of directors and the executive management team of Hexagon of the facts and circumstances surrounding the service and relationship including the entities involved, the nature of the service and relationship, the immateriality, and the period over which service and relationship existed.
Considering the facts presented, the Audit Committee of Hexagon’s board of directors and PwC have concluded (i) that the relationships did not and would not impair PwC’s application of objective and impartial judgment on any matter encompassed within PwC’s audits of Octave’s Combined Financial Statements as of December 31, 2025 and 2024 and for each of the three years in the period ended December 31, 2025, and (ii) that no reasonable investor would conclude otherwise.

QUESTIONS AND ANSWERS ABOUT THE DISTRIBUTION
The following is a brief summary of the terms of the Distribution. Please see “The Separation and the Distribution” for a more detailed description of the matters described below.
Q:What is Octave, and why is Hexagon separating the Octave Business and distributing Octave Shares?
A:Octave was established as a shelf company in Ireland as a private company limited by shares and was de-shelved, renamed and re-registered as a public limited company to hold the Octave Business in connection with the separation. Prior to the Distribution, the Octave Business will continue to be conducted within Hexagon. The separation of Octave from Hexagon and the Distribution are intended to provide you with equity securities in two separate, independent public companies, each of which will be able to focus on its respective business strategies. Hexagon and Octave believe the Distribution will enable each company to pursue focused growth and investment strategies in its respective areas of expertise, with the goal of enhancing the long-term performance potential of each business, as further discussed in “The Separation and the Distribution.”
Q:Why am I receiving this document?
A:You are receiving this information statement because you are a holder of shares of Hexagon capital stock. If you remain a holder of Hexagon Class A Shares and/or Hexagon Class B Shares as of the record date for the Distribution, you will be entitled to receive one (1) Octave Class A Ordinary Share for every ten (10) Hexagon Class A Shares and one (1) Octave Class B Ordinary Share for every ten (10) Hexagon Class B Shares held as of the record date. This information statement is intended to help you understand how the Distribution will affect your investment in Hexagon and your investment in Octave after the Distribution.
Q:What is the Distribution?
A:The Distribution is the method by which Hexagon will separate the Octave Business from Hexagon’s other business, creating two separate, publicly-traded companies. In the Distribution, Hexagon will distribute to its shareholders as of the record date, on a pro rata basis, Octave Class A Ordinary Shares and Octave Class B Ordinary Shares. Following the Distribution, Octave will be a separate company from Hexagon, and Hexagon will not retain any ownership interest in Octave. The number of shares of Hexagon capital stock you own will not change as a result of the Distribution.
Q:What is being distributed in the Distribution?
A:All of the Octave Class A Ordinary Shares and Octave Class B Ordinary Shares will be distributed in the Distribution based upon the number of Hexagon Class A Shares and Hexagon Class B Shares outstanding on the record date. The Octave Class A Ordinary Shares and Octave Class B Ordinary Shares to be distributed by Hexagon will constitute all of its issued share capital immediately after the Distribution. Non-affiliate holders of Hexagon Class B Shares will receive Octave Class B Ordinary Shares by way of Skandinaviska Enskilda Banken AB (“SEB”) issuing the Octave SDRs that each represent one underlying Octave Class B Ordinary Share into such holders’ Euroclear Sweden accounts. For more information on the Distribution and the shares being distributed in the Distribution, see “How will Hexagon distribute Octave Shares to me?” and “Description of Our Share Capital.”
Q:Which business and assets will transfer to Octave and which business and assets will remain with Hexagon?
A:Following the Distribution, Octave will own and operate the assets and be responsible for the liabilities collectively comprising (i) Hexagon’s ALI business, which focuses on producing insights across the asset lifecycle to design, construct and operate more profitable, safe and sustainable industrial facilities; (ii) Hexagon’s SIG business, which focuses on public and physical security by improving the resilience and sustainability of the world’s critical services and infrastructure; (iii) Hexagon’s ETQ business unit, which focuses on SaaS-based enterprise quality management through streamlining document control, training,
v

audits and other workflows into a single governed system of record; and (iv) Hexagon’s Bricsys business unit, which focuses on developing computer-aided design software for complex 3D modeling, engineering analysis and construction solutions.
Following the Distribution, Hexagon will continue to hold, among other assets, those related to measurement technologies, with a comprehensive suite of metrology, reality capture, and positioning solutions.
Q:What will I receive in the Distribution?
A:Holders of Hexagon Class A Shares will receive a pro rata distribution of Octave Class A Ordinary Shares, and holders of Hexagon Class B Shares will receive a pro rata distribution of Octave Class B Ordinary Shares. However, non-affiliate holders of Hexagon Class B Shares will receive Octave Class B Ordinary Shares by way of SEB issuing the Octave SDRs that each represent one underlying Octave Class B Ordinary Share into such holders’ Euroclear Sweden accounts. As a result of the Distribution, the number of shares of Hexagon you hold and your proportionate interest in Hexagon will not change. For a more detailed description, see “How will Hexagon distribute Octave Shares to me?” and “The Separation and the Distribution.”
Q:How will Hexagon distribute Octave Shares to me?
A:Non-affiliate holders of Hexagon Class B Shares on the record date will be entitled to Octave Class B Ordinary Shares pursuant to the Distribution. Such Octave Class B Ordinary Shares will be registered in the name of Cede & Co, as nominee for The Depositary Trust Company (“DTC”), and deposited into the DTC participant account of a nominee of SEB, as Octave SDR depositary, and SEB will then issue the Octave SDRs representing the underlying Octave Class B Ordinary Shares into the Euroclear Sweden accounts of the relevant holders of Hexagon Class B Shares. Affiliate holders of Hexagon Class B Shares on the record date will receive Octave Class B Ordinary Shares, and holders of Hexagon Class A Shares on the record date will receive Octave Class A Ordinary Shares. Such Octave Class B Ordinary Shares to be received by affiliates of Hexagon and Octave Class A Ordinary Shares will be recorded in book-entry form with the transfer agent. See “The Separation and the Distribution—Manner of Effecting the Distribution” for a more detailed explanation.
Q:What is the record date for the Distribution?
A:Record ownership will be determined as of                     , which we refer to as the “record date.” The person in whose name Hexagon Shares are registered as of the record date is the person who is entitled to Octave Shares in the Distribution.
Q:When will the Distribution occur?
A:Record ownership will be determined as of the record date on                     , the Distribution is expected to be completed at               , Stockholm time, on                    ,                    , and the Octave SDRs are expected to be delivered to the non-affiliate holders of Hexagon Class B Shares on                     ,          . Octave Class A Ordinary Shares will be delivered to holders of Hexagon Class A Shares and Octave Class B Ordinary Shares will be delivered to holders of Hexagon Class B Shares that are Hexagon affiliates in book-entry form via Octave’s transfer agent.
Q:Can Hexagon decide to cancel the Distribution?
A:No, the shareholders of Hexagon resolved at the general meeting on                     , to approve the Distribution, among other related matters. As a result, while Hexagon retains discretion as to the timing of the Distribution, which must be completed before the annual general meeting following the general meeting at which Hexagon shareholders approved the Distribution, Hexagon may not cancel the Distribution.

Q:What will the relationship between Hexagon and Octave be following the Distribution?
A:Following the Distribution, Octave will be a separate public company and Hexagon will have no continuing interest in the share capital of Octave. In connection with the Distribution, Octave and Hexagon will enter into a distribution agreement (the “Distribution Agreement”), and ancillary agreements to include arrangements with respect to employee matters (the “Employee Matters Agreement”), tax matters (the “Tax Disaffiliation Agreement”), transition services (the “Transition Services Agreement”), and other agreements for the purpose of accomplishing the separation and Distribution of Octave’s issued share capital to Hexagon’s shareholders.
These agreements will govern Octave’s relationship with Hexagon subsequent to the Distribution and will provide for the allocation of employee benefit, tax, and other liabilities and obligations attributable to periods prior to, at, and after the Distribution. These agreements also will include arrangements with respect to employment matters under the Employee Matters Agreement, transition services under the Transition Services Agreement, and a number of ongoing commercial relationships. The Distribution Agreement will provide that Octave and Hexagon will provide each other with appropriate indemnities with respect to liabilities arising out of the business being transferred to Octave by Hexagon. Octave will also be party to other arrangements with Hexagon. See “Certain Relationships and Related Party Transactions.”
Q:What do I have to do to participate in the Distribution?
A:All holders of Hexagon Shares as of the record date will participate in the Distribution. No action is required on your part to participate in the Distribution, but we urge you to read this information statement carefully and in its entirety. Shareholders of Hexagon on the record date are not required to pay any cash or deliver any other consideration to Hexagon or Octave, including any Hexagon Shares, for the Octave Shares or the Octave SDRs (as applicable) distributable to them in the Distribution.
Q:If I sell Hexagon Shares on or after the record date but on or before the Distribution Date, am I still entitled to receive Octave Shares distributable with respect to the Hexagon Shares I sold?
A:The record date for receipt of Octave Shares is            ,          . Since trades on Nasdaq Stockholm settle on a T+2 basis, the last day of trading in Hexagon Shares on Nasdaq Stockholm including the right to the distribution of Octave Shares will be                     , the second trading day before the record date. Hexagon Shares will thus be traded excluding the right to the distribution of Octave Shares on and after                     , the last trading day before the record date. If a record holder of Hexagon Shares sells those shares on or after                     , the last trading day before the record date, but on or prior to the Distribution Date, the seller will still be entitled to receive the relevant Octave Shares delivered in the Distribution.
Q:How will fractional shares and fractional Swedish Depository Receipts (“SDRs”) be treated in the Distribution?
A:No fractional shares or fractional SDRs will be distributed. Instead, Computershare, in its capacity as transfer and distribution agent, will aggregate fractional shares into whole shares and then sell the whole shares on Nasdaq New York, while SEB, in its capacity as Octave SDR depositary, will aggregate fractional SDRs into whole SDRs and then sell the whole SDRs on Nasdaq Stockholm. In each case, the whole shares and whole SDRs will be sold at prevailing rates and Computershare and SEB, as applicable, will distribute the net cash proceeds pro rata to each holder who would otherwise have been entitled to fractional shares or fractional SDRs in the Distribution. See “The Separation and the Distribution—Manner of Effecting the Distribution” for an explanation of how the cash payments will be determined and “Material U.S. Federal Income Tax Consequences,” “Material Irish Tax Consequences,” and “Material Swedish Tax Consequences” for explanations of the tax consequences of such cash payments.
Q:What is a Swedish Depository Receipt, and can I directly hold the underlying Octave Shares?
A:An SDR is a financial instrument issued by a Swedish bank representing shares in a non-Swedish company. In connection with the Distribution, Octave Class B Ordinary Shares will be deposited via the facilities of

DTC with a sub-custodian of SEB pursuant to an SDR Issuer Agreement to be entered into between Octave and SEB (the “SDR Issuer Agreement”). SEB will then issue and deliver the Octave SDRs representing the Octave Class B Ordinary Shares to holders of Hexagon Class B Shares that are not affiliates of Hexagon. Any such Octave SDRs will be issued and governed in accordance with Swedish law, the SDR Issuer Agreement, and the General Terms and Conditions for Swedish Depository Receipts in Octave (the “General Terms and Conditions”). An Octave SDR holder can cancel their Octave SDR and receive the underlying Octave Class B Ordinary Shares in a U.S. brokerage account, a custody account, an investment savings account (Sw. investeringssparkonto), or an endowment insurance (Sw. kapitalförsäkring). See “Description of Swedish Depository Receipts.”
Q:Where will the Octave SDRs be listed, and how long will that listing be maintained?
A:Octave currently intends to distribute interests in the Octave Class B Ordinary Shares through an SDR program that will be listed on Nasdaq Stockholm substantially concurrently with listing the Octave Class B Ordinary Shares on Nasdaq New York, as described above (the “Octave SDR Program”). Octave intends to maintain the Octave SDR Program until further notice, which Octave expects to be for about two years following the Distribution Date, however Octave intends to evaluate the Octave SDR Program over time in light of liquidity and relative trading volume on Nasdaq Stockholm and Nasdaq New York. Octave will provide at least three months’ notice to holders of Octave SDRs prior to termination of the listing of the Octave SDRs on Nasdaq Stockholm. There can be no assurance that the Octave SDR Program will be maintained for this period. Octave has agreed to pay any fees for holders who wish to cancel their Octave SDRs and receive the underlying Octave Class B Ordinary Shares in a U.S. brokerage account, a custody account, an investment savings account (Sw. investeringssparkonto), or an endowment insurance (Sw. kapitalförsäkring), for the six (6) months from and including the first day of trading in the Octave SDRs on Nasdaq Stockholm. After such period, such fees will be borne by the holder. See “Description of Swedish Depository Receipts.”
In connection with the listing of the Octave SDRs, Octave has also made available a Swedish prospectus.
Q:What is the reason for the Distribution?
A:The potential benefits considered by Hexagon’s board of directors in making the determination to consummate the Distribution included the following:
•Different Independent Strategic Needs. The Distribution will provide each of Hexagon and Octave with increased flexibility to pursue their own independent strategic and financial plans and strategic partnerships without having to consider the potential impact on the business of the other company. The Distribution will allow each company to adapt more quickly to changing markets and customer expectations and dynamics and to benefit from greater strategic clarity and operational agility. For example, following the Distribution, each company will be able to use its stock as currency for acquisitions reflective of their distinct growth strategies.
•Operational Autonomy. Going forward, Hexagon anticipates focusing on its core mission of helping industrial customers address labor shortages and embrace sustainability via its advanced capabilities in precision measurement, reality capture, positioning and autonomy technologies, and robotic solutions. Octave will be able to adjust to its own business objectives, aligning Octave’s resources directly with the evolving needs of its customers. Operational autonomy will allow Octave to accelerate innovation and invest in capabilities that expand its reach and impact.
•Financial Resources. The Distribution will allow each company to raise and invest capital in its business in a time and manner appropriate for its distinct strategy and business needs, facilitating a more efficient allocation of capital.
•Attraction and Retention of Talent. The businesses that Hexagon and Octave will separately conduct have different risk and reward profiles, which results in different work environments and cultures. The Distribution will allow each company to compete more effectively for the best talent in the space in which it operates by implementing a work environment and culture that is oriented to the business it conducts without consideration of the impact of such environment or culture on the business that the other company will be conducting. Octave’s operating practices will be focused on agility, collaboration, empowerment, and speed in order to compete for the best talent against technology and software development companies.
•Employee Incentives. The Distribution will facilitate incentive compensation arrangements for employees more closely tied to the performance of the relevant company’s business, and can thereby enhance employee hiring and retention by, among other things, improving alignment of management and employee incentives with performance and growth objectives.
•Enhanced Strategic Alignment. The Distribution will allow each company to focus on and more effectively pursue distinct product portfolios, operating priorities and strategies, markets and marketing strategies, and different opportunities for long-term growth and profitability, and align with the specific needs of the business it is conducting. The separation is intended to allow each company to adapt more quickly to changing markets and customer expectations and dynamics.
•Potential Increased Share Value. The evaluation of separate investment characteristics, including risks, performance, and future prospects of the respective businesses, is expected to enhance the investment opportunities provided to investors by two separate companies. Should this occur, each company would be in a better position to utilize its stock or shares (as applicable) as currency for acquisitions and to incentivize its employees.
Hexagon’s board of directors also considered several factors that might have a negative effect on Hexagon as a result of the Distribution. Hexagon’s capital stock may come under initial selling pressure as certain Hexagon shareholders sell their shares because they may have differing interests in or investment mandates with respect to holding an investment in Hexagon’s remaining business. In addition, the Distribution would separate from Hexagon the business and assets of Octave, which represent significant value, and the relatively smaller size and expected market value of Hexagon may limit investors’ ability to appropriately value Hexagon after the Distribution. Hexagon’s board of directors also considered certain aspects of the Distribution that may be adverse to Octave. Octave’s share capital may come under initial selling pressure as certain Hexagon shareholders sell their shares in Octave because they may have differing interests in or investment mandates with respect to holding an investment in Octave’s business. Furthermore, the structure of the Distribution is novel in that Octave Class B Ordinary Shares will trade on Nasdaq New York, while the Octave SDRs will trade on Nasdaq Stockholm, subject to termination. Moreover, certain factors such as the relatively smaller size and expected market value of Octave may limit investors’ ability to appropriately value Octave’s share capital. In addition, after the Distribution, Octave’s results in the near-term may not have as predictable cash flow as Hexagon’s businesses or may be impacted by no longer forming part of a larger business enterprise, which may result in more volatile and less predictable operating results and cash flow for Octave for a period following the Distribution. As a result of the Distribution, Octave will bear significant incremental costs associated with being a publicly-held company and will need to absorb certain corporate and operational support costs previously allocated to Hexagon.
Refer to the “Unaudited Pro Forma Combined Financial Information” section for further details. You are also urged to carefully read the information set forth in the section of this information statement entitled “Risk Factors.”
Q:Who will manage Octave after the Distribution?
A:The board of directors of Octave (the “Board of Directors”) will consist of six directors. Brett Watson will serve as an independent director and Chairman of the Board of Directors. Mattias Stenberg will serve as a director, and Jill Smith, David Hollister, Magnus Ahlqvist and Meerah Rajavel will serve as independent directors.
The Chief Executive Officer of Octave will be Mattias Stenberg, who will be responsible for the strategic direction of Octave, including its overall operations and performance. The Chief Financial Officer of Octave will be Benjamin Maslen. Other individuals that will serve as our executive officers following the completion of the Distribution are set forth below in “Corporate Governance and Management—Directors and Executive Officers.”
Q:Will Hexagon shareholders be subject to taxation on Octave Shares received in the Distribution?
A:Under U.S. federal income tax law, the Distribution is intended to qualify as a transaction that is generally tax-free as a “reorganization” for U.S. federal income tax purposes under Section 355 of the Internal Revenue Code of 1986, as amended (the “Code”). Accordingly, it is expected that, except with respect to cash received in lieu of fractional Octave Shares or fractional Octave SDRs, no gain or loss should be recognized by you, and no amount should be included in your taxable income, upon the receipt of Octave Shares or Octave SDRs in the distribution for U.S. federal income tax purposes. U.S. Holders (as defined in “Material U.S. Federal Income Tax Consequences”) will, however, recognize gain or loss for U.S. federal income tax purposes with respect to cash received in lieu of fractional Octave Shares or fractional Octave SDRs. Although the Distribution is intended to be tax-free, the Internal Revenue Service (the “IRS”) could assert that the Distribution does not qualify for tax-free treatment. If the IRS were successful in taking this position, U.S. Holders (as defined in “Material U.S. Federal Income Tax Consequences”) would be subject to tax as if they had received a taxable distribution equal to the fair market value of the Octave Shares or Octave SDRs received by them in the Distribution. For more information regarding the material U.S. federal income tax consequences of the Distribution, see “Material U.S. Federal Income Tax Consequences.”
Under Irish tax law, holders of Hexagon Shares who are not tax resident in Ireland and who do not have a branch or agency in Ireland through which a trade is carried on to which the holding of such shares is attributable will not be subject to Irish tax as a result of the Distribution. For a further discussion, see “Material Irish Tax Consequences.”
Under Swedish tax law, Hexagon has received a written confirmation from the Swedish Tax Agency that the Distribution, together with certain related transactions, qualifies as a transaction that is generally tax exempt for Swedish tax purposes under the Lex-ASEA rule. Material Swedish tax consequences of the Distribution are described in detail under the heading “Material Swedish Tax Consequences.”
The tax consequences of the Distribution to each holder of Hexagon Shares may depend on such holder’s particular facts and circumstances. Holders of Hexagon Shares are urged to consult their own tax advisors to understand fully the tax consequences to them of the Distribution.
Q:Does Octave intend to pay cash dividends?
A:Following the Distribution, Octave currently anticipates that it will retain future earnings for the development, operation, and expansion of the Octave Business, and does not anticipate declaring or paying cash dividends in the near future. The payment of any dividends in the future, and the timing and amount thereof, is within the discretion of the Board of Directors. See “The Separation and the Distribution—Dividend Policy.”
Q:Will there be Irish withholding tax on future dividends, if any, by Octave?
A:Octave is tax resident solely in Ireland. As long as Octave is resident for tax purposes in Ireland, any dividends paid by Octave will be subject to Irish withholding tax. The relevant shareholder may be entitled to an exemption from Irish withholding tax provided that such shareholder has complied with necessary procedural formalities. See “Material Irish Tax Consequences.”
Q:Will there be an Irish stamp tax liability on the transfer or sale of Octave Shares by Octave shareholders after the Distribution?
A:No stamp taxes are expected to be payable in Ireland on transfers of Octave Shares within DTC or transfer of Octave SDRs within Euroclear Sweden. For further discussion, see “Material Irish Tax Consequences.”
x

Q:How will Octave Shares trade?
A:Currently, there is no public market for Octave Shares, although a “when-issued” market in Octave Class B Ordinary Shares may develop as soon as one New York business day prior to the record date for the Distribution. We have applied for the Octave Class B Ordinary Shares to be listed on Nasdaq New York under the symbol “OCTV.” Assuming that such listing application is approved, it is anticipated that trading will commence           New York business days following the Distribution Date. No assurance can be given that Octave’s listing application will be approved. Octave cannot predict the trading prices for Octave Shares on or after the Distribution Date. Please also refer to “How will Hexagon distribute Octave Shares to me?”
Q:How will Octave SDRs trade?
A:Octave currently intends to distribute interests in Octave Class B Ordinary Shares through an SDR program, which Octave SDRs will be listed on Nasdaq Stockholm substantially concurrently with listing the Octave Class B Ordinary Shares on Nasdaq New York. Octave intends to maintain the Octave SDR Program until further notice, which Octave expects to be for about two years following the Distribution, however Octave intends to evaluate the Octave SDR Program over time in light of liquidity and relative trading volume on Nasdaq Stockholm and Nasdaq New York and Octave will provide at least three months’ notice to holders of Octave SDRs prior to termination of the listing of the Octave SDRs on Nasdaq Stockholm. There can be no assurance that the Octave SDR Program will be maintained for this period. See “Description of Swedish Depository Receipts.”
Q:Will the Distribution affect the trading price of my Hexagon Class B Shares?
A:Yes. After the initial distribution of Octave Class B Ordinary Shares, the trading price of Hexagon Class B Shares may be lower than the trading price of Hexagon Class B Shares immediately prior to the Distribution. Moreover, until the market has evaluated the operations of Hexagon without the operations of the Octave Business, the trading price of Hexagon Class B Shares (listed on Nasdaq Stockholm), Octave Class B Shares (listed on Nasdaq New York), and Octave SDRs (listed on Nasdaq Stockholm) may fluctuate significantly. Hexagon believes that the separation of Octave from Hexagon offers its shareholders the greatest long-term value. However, the combined trading prices of Hexagon Class B Shares, Octave Class B Ordinary Shares, and Octave SDRs after the Distribution may be lower than the trading price of Hexagon Class B Shares prior to the Distribution. See “Risk Factors.”
Q:Will the number of Hexagon Shares I own change as a result of the Distribution?
A:No. The number of Hexagon Shares you own will not change as a result of the Distribution.
Q:Are there risks associated with owning Octave Shares and Octave SDRs?
A:Yes. There are risks associated with owning Octave Shares and Octave SDRs. Ownership of Octave Shares and Octave SDRs is subject to both general and specific risks related to the Octave Business, the industry in which it operates, its ongoing relationships with Hexagon, and its status as a new, independent publicly-traded company. Ownership of Octave Shares and Octave SDRs is also subject to risks related to the separation and Distribution. See “Risk Factors.”
Q:Will Octave have any indebtedness?
A:In connection with the Distribution, Octave expects to enter into a five-year senior unsecured revolving credit facility in an aggregate principal amount of up to $500 million and a four-year senior unsecured term loan facility consisting of a U.S. dollar denominated term loan in an amount of up to $350 million and a Euro denominated term loan in an amount of up to €150 million, which we refer to as the “Proposed Facilities.” Octave has entered into the Commitment Letter (as defined below) related to syndication of the Proposed Facilities. Upon completion of the Distribution, Octave expects the revolving credit facility to be undrawn and the term loan facility to be fully drawn, which proceeds will be used to make a cash payment to Hexagon. The composition of the Proposed Facilities and the capital structure of Octave may change based on syndication of the Proposed Facilities, which is expected to be completed prior to the effectiveness of the registration statement of which this information statement forms a part. For more information, see “Description of Material Indebtedness.”
Q:Who is the distribution agent, transfer agent, and registrar for Octave Shares?
A:The distribution agent, transfer agent, and registrar for Octave Shares will be Computershare Trust Company, N.A. For questions relating to the transfer or mechanics of the Distribution, you should contact Computershare Trust Company, N.A. at (866) 644 4127 (within the United States, U.S. territories, and Canada) or at +1 (781) 575 2906 (outside the United States, U.S. territories, and Canada) or by web.queries@computershare.com.
Q:Who is the custodian bank for the Octave SDRs?
A:The custodian bank for the Octave SDRs will be:
Skandinaviska Enskilda Banken AB (publ)
Kungsträdgårdsgatan 8
SE-106 40 Stockholm
Sweden
Email: seb.sdr@seb.se
For questions relating to the transfer or mechanics of the Octave SDRs in connection with the Distribution, you should contact Computershare Trust Company, N.A. at (866) 644 4127 (within the United States, U.S. territories, and Canada), at +1 (781) 575 2906 (outside the United States, U.S. territories, and Canada) or by email at web.queries@computershare.com.
Q:Where can I get more information?
A:If you have questions relating to the mechanics of the distribution of Octave Shares, you should contact the distribution agent, transfer agent, and registrar of Octave.
If you have a question relating to the mechanics of the Octave SDRs, you should contact SEB.

SUMMARY
The following is a brief summary of certain information contained in this information statement. This summary is included for convenience only and is not, and should not be considered, complete. This summary is qualified in its entirety by more detailed information contained elsewhere in this information statement, which should be read carefully and in its entirety. Please refer to the section entitled “Risk Factors” for a discussion of risks related to Octave and the Distribution.
Octave will acquire certain corporate infrastructure and other assets and liabilities described in this information statement through a series of restructuring transactions to be effected by Hexagon prior to the Distribution. Where we describe historical business activities of the Octave Business in this information statement, we do so as if these restructuring transactions had already occurred and Hexagon’s activities related to such assets and liabilities had been performed by Octave.
Mission Statement
Octave provides software that helps organizations better understand and manage the environments in which they design, build, operate, and protect their assets, people, and critical infrastructure. Our platform delivers context-aware intelligence that strengthens decision-making, reduces risk, and improves the quality, performance, and safety of the operations our customers depend on.
Business Overview
Octave provides a suite of software solutions that help organizations design, build, operate, and protect their physical assets, people, and critical infrastructure. These workflow environments often involve different teams, specialized tools, and large volumes of information that are difficult to integrate or interpret without context. When data is organized into separate systems or isolated workflows, decision making slows down, quality issues are harder to identify, and teams may miss early signs of risk or system failure.
Our platform connects data, events, and workflows across these environments and applies context-aware intelligence to help customers understand what is happening, what may happen next, and how actions in one area affect conditions in another. By providing a clearer picture of current and emerging conditions, our software helps optimize the performance and reliability of the systems that teams depend on so they can act quicker and reduce risk. We refer to our suite of software solutions collectively as our platform, noting that different components of the software architecture are at various stages of technical integration and interoperability.
AI capabilities within the platform are embedded in the operational workflows rather than used solely for reports or analysis. These capabilities help identify likely equipment failures, detect anomalies across the design-to-build-to-operate lifecycle, highlight conditions that may require attention, and support teams in prioritizing preventive actions based on identified risk and performance patterns. As we continue to develop and acquire new capabilities, we seek to integrate and connect these capabilities to enhance the aggregate value of our platform for our customers.
As organizations face increasing operational complexity, rising data volumes, and tighter performance requirements, demand continues to grow for software that can provide context-aware intelligence and support more informed, timely decision-making. Our commitment to customer success is reflected in our strong retention rates. As of December 31, 2025 and 2024, Gross Retention Rate (“GRR”) was 97% and GRR for Large Customers was 99%. Further, as of December 31, 2025 and 2024, Net Retention Rate (“NRR”) was 105%. These metrics demonstrate the mission-critical nature of our software and the high degree of loyalty within our customer base. For more information on GRR and NRR, see “Management's Discussion and Analysis of Financial Condition and Results of Operations—Key Business Metrics.” We serve diverse markets, including power generation and utilities, data centers, heavy construction, process industries, public safety, transportation networks, and other environments where reliability, safety, and coordinated operations are essential.

Overview of Platform Environments
Octave’s software platform supports collaboration, improves continuity, and helps organizations reduce risk and strengthen the reliability of their systems across the following four core workflow environments:
•Design: Supports 3D modeling, engineering analysis, simulation, and geospatial intelligence. This helps teams create information-rich digital representations that serve as the basis for downstream activities. The Design workflow environment represents approximately 40% of the revenue of the Octave Business for the year ended December 31, 2025.
•Build: Connects engineering, procurement, fabrication, construction, and commissioning workflows. This helps teams coordinate materials, track progress, manage changes, and improve cost and schedule predictability. The Build workflow environment represents approximately 10% of the revenue of the Octave Business for the year ended December 31, 2025.
•Operate: Unifies operational data, historical information, maintenance activities, quality systems, and worker tools. This enables real-time insight, predictive intelligence, operational technology cyber security, and improved asset and system performance. The Operate workflow environment represents approximately 30% of the revenue of the Octave Business for the year ended December 31, 2025.
•Protect: Supports public safety and physical security workflows. This includes incident response, emergency management, situational awareness, digital security, and regulatory compliance. The Protect workflow environment represents approximately 20% of the revenue of the Octave Business for the year ended December 31, 2025.
Key Trends Affecting Our Markets
Organizations across the markets we serve are operating under increasing complexity. Several durable trends are driving demand for software that helps unify and contextualize information, enhance decision-making, and improve the performance and reliability of critical operations.
1. AI Is Accelerating Data Proliferation and Infrastructure Modernization
The adoption of AI across industries continues to generate large volumes of new data and increase the need for modern, scalable digital infrastructure. As organizations embed AI into more of their workflows, they require software that can unify data silos, standardize inputs, and support automated analysis. According to a McKinsey report, approximately 71% of firms are already using generative AI in at least one function. Organizations that prioritize end-to-end data transformation and modernize their technology foundations will be better positioned to take advantage of these capabilities.
2. Rising Global Energy Demand
Global energy consumption is increasing as industrial activity grows and as digital infrastructure, including data centers that support AI workloads, expands. Many of our customers operate in energy-intensive sectors such as oil and gas, power generation, nuclear, petrochemical processing, and electric grid operations. These environments depend on software that helps maintain safe, reliable, and efficient operations as demand for energy continues to rise.
3. Pent-Up Demand for Infrastructure Investment
Physical infrastructure is aging across several regions, and investment cycles have not kept pace with societal and economic needs. As infrastructure becomes a limiting factor for growth, including the expansion of data centers, utilities, and other large-scale facilities, organizations are seeking digital tools that help plan, build, operate, and maintain assets more effectively. Software that supports connected workflows and better operational insight is critical.

4. Early-Stage Digital Transformation Across Industrial and Public Sectors
Many industries are still in the early stages of adopting modern, connected software for design, construction, operation, and public safety workflows. As organizations replace legacy tools and modernize how work is performed, they require platforms that can integrate and contextualize data from different sources and support more consistent, coordinated processes. This shift continues to drive demand for cloud, hybrid, and data-driven solutions.
5. Growth in Data-Driven Decision-Making
The volume of operational, sensor, engineering, and field data continues to increase, while workforce demographics are shifting. Experienced workers are retiring, and newer workers expect digital tools that help guide decision-making. Organizations are investing in solutions that make information more accessible, help teams recognize patterns, and support earlier and predictive action in complex environments.
6. Increasing Regulatory and Compliance Requirements
Across industries, regulatory expectations related to safety, quality, environmental performance, and reporting continue to evolve. Organizations require software that helps maintain accurate records, demonstrate compliance, and respond to audits or inspections. This creates demand for systems that provide traceability, consistent workflows, and the ability to manage compliance-related information throughout the lifecycle of a project or asset.
Market Opportunity
Based on market research and an assessment of various third party sources, including Gartner, IDC and Oxford Economics, we estimate that the total addressable market (“TAM”) for broader industrial and infrastructure asset lifecycle software at approximately $55 billion in 2025 and our serviceable addressable market (“SAM”) at approximately $28 billion in 2025. This SAM reflects our core solutions and primary end-markets and excludes adjacent software offerings and non-core industries. We expect this SAM to grow at a compound annual growth rate of approximately 10% to over $40 billion by 2029. We estimate that this SAM is primarily attributable to our four core workflow environments as set forth below.

	Design	Build	Operate	Protect
SAM	$6.6 billion	$5.4 billion	$8.7 billion	$7.3 billion
For more information, see “Risk Factors—The estimates of total addressable market (TAM) and serviceable addressable market (SAM) and growth forecasts included in this information statement may prove to be inaccurate, and even if the markets in which we compete achieve the forecasted growth, our business could fail to grow at a similar rate, if at all.”
Market growth drivers include:
•Operational complexity and stricter regulations in process and manufacturing industries
•Adoption of digital twins, predictive maintenance, and quality systems
•Increased productivity and sustainability requirements in construction and infrastructure
•Modernization of emergency management and public safety systems
•Growing adoption of geospatial intelligence and real-time operational analytics
We believe Octave is positioned to capture this opportunity through our end-to-end coverage, AI-driven automation, data-centric digital twins, and flexible deployment options.

Our Solutions and Software Platform
Octave provides software that empowers organizations to understand, manage, and improve the workflows they depend on. Our solutions are organized around four workflow environments across design, build, operate, and protect, and share a common platform that ensures continuity, context, and intelligence.
Design Environment
The design environment is where the digital foundation of a system begins. Octave helps engineers, designers, and planners create accurate, information-rich representations of assets, layouts, processes, and geospatial contexts. Our software supports 2D and 3D modeling, engineering analysis, digital simulation, geospatial intelligence, and governance standards to help teams validate design decisions before they become costly to change.
Key solutions include:
•Intelligent, rule-based 3D modeling
•Integrated stress, structural, and performance analysis
•Geospatial visualization and spatial analytics
•Metadata extraction and contextualization
•Change management and version control
By establishing a trusted digital baseline, the design environment provides the continuity needed for safe, accurate construction and reliable operations throughout the asset lifecycle. It also establishes the basis for the digital twin.
Build Environment
The build environment connects engineering, procurement, fabrication, construction, and commissioning activities. Octave helps project teams understand design intent, track changes, coordinate materials, and see the status of work as conditions shift. By bringing planning, field execution, supply chain data, and progress information into one environment, teams can detect deviations earlier, reduce rework, and improve schedule and cost predictability.
The build environment also helps field teams capture accurate information about materials, inspections, and work completed, ensuring that changes made during construction are recorded and reflected in the digital representation of the system.
Key solutions include:
•Digital field tools for real-time work data
•Integrated supply chain coordination
•Project performance management connecting planning and execution
•Change and deviation tracking
The build environment enables a more reliable handover to operations by capturing information generated during construction, ensuring that what is delivered reflects what was designed.

Operate Environment
The operate environment unifies operational signals, engineering context, historical records, and maintenance workflows so organizations can understand system behavior in real time and over time. Octave helps operators, technicians, and maintenance teams monitor equipment, processes, and assets; manage alarms and events; support shift handovers; optimize maintenance strategies; and identify emerging risks through predictive intelligence.
Key solutions include:
•Connected worker capabilities
•Performance and quality monitoring
•Asset and reliability management
•Predictive analytics
•Mobile access to asset information
By combining operational data with design and build context, the operate environment helps organizations reduce downtime, improve product quality, maintain compliance, and enhance safety.
Protect Environment
The protect environment enables organizations to detect, understand, and respond to threats across physical, digital, and operational domains. Octave supports public safety agencies, security operations centers, emergency response organizations, and critical infrastructure operators.
Key solutions include:
•Computer-aided dispatch and records management
•Integrated physical and digital security insights
•Threat detection and situational awareness
•Compliance and governance for regulated environments
•Multi-agency coordination
By unifying information across detection, assessment, command, and response, the protect environment helps organizations manage risk and maintain operational continuity.
Industries and Environments We Serve
Organizations use Octave across:
•Power generation and utilities
•Data centers and information technology infrastructure operators
•Heavy construction and public works
•Industrial process industries (e.g. oil & gas processing, chemicals & petrochemicals)
•Public safety and emergency response agencies
•Transportation networks and logistics operations

•Light process industries (e.g. pharmaceuticals & life sciences, pulp & paper manufacturing, food & beverage manufacturing)
•Discrete manufacturing (e.g. automotive, aerospace & defense, electronics)
Key Strengths
Octave differentiates itself through:
1. End-to-End Coverage Across All Workflow Environments
We provide software that supports the full arc of designing, constructing, operating, and securing complex work environments. This continuity helps organizations maintain consistent information across different teams and phases of workflows, improving coordination and reducing the risk of errors, delays, or rework. By supporting the complete lifecycle, the platform naturally expands with customer needs and becomes integrated into long-term operational workflows.
2. Real-Time Data and Dynamic Digital Models
Our platform helps organizations work with live, data-driven models that incorporate real-time information and historical context. These capabilities support better situational awareness, help teams evaluate alternative actions, and provide insight into likely outcomes, allowing organizations to shift from reactive responses to more proactive and resilient operations.
Octave’s digital twins function as dynamic operational decision environments rather than static visual representations. They integrate real-time data, engineering context, historical information, and predictive intelligence to help teams understand what is happening, what may happen next, and how different actions may affect outcomes. By embedding these models into daily workflows, from design and construction through operations and maintenance, customers can move from reactive work to more proactive, informed decision-making.
3. AI-Driven Automation and Context-Aware Intelligence
We use AI and advanced analytics to help teams detect patterns, understand relationships between data points, and identify emerging issues earlier. These capabilities can reduce manual effort, improve consistency and help teams make faster, more informed decisions in industries where timing and accuracy are critical.
Octave’s platform is designed to use AI to support operational decision-making rather than function as a standalone analytical tool. The platform contextualizes signals from sensors, logs, maintenance history, engineering models, and field data to help teams recognize conditions that may require attention. These capabilities support activities such as identifying likely points of equipment stress, detecting anomalies across handoffs from design to construction to operations, and assisting teams in determining appropriate next actions during field work, maintenance, or emergency response. By providing this level of operational context, Octave’s platform helps reduce distraction, improve prioritization, and strengthen reliability in mission-critical environments.
For our AI-powered solutions, our products use a variety of customized open-source models, proprietary models, and third party models built into our platform. We contract these third party providers on commercial terms that are in line with market practice. We also contract with multiple, large US-based public cloud providers to supply the computing power for our products utilizing AI, noting that depending on the product or configuration, our customers may be supplying all or a portion of the computing power used by our software. To validate and improve the AI models included in our products and limit algorithmic hallucinations resulting from our use of AI, we take steps to maintain quality control of the software, including evaluating output against real data prior to deployment and as part of regular testing and model refinement and improvement. We also implement solutions to appropriately structure the data used as model inputs in order to improve the effectiveness of our solutions, reduce the likelihood of algorithmic errors, and engage with customers to educate them on how best to utilize our solutions that utilize AI. Further, use of our solutions by customers, who are often subject matter experts in their respective fields, often involve human review and intervention opportunities to detect potential inaccuracy and improve the models.

4. Seamless Integration and Configurability
We support integration with a wide range of enterprise systems through open interfaces and object-level connectivity. This helps customers unify information that has traditionally been stored across separate tools and formats. Our configurable workflows allow organizations to adapt the platform to their processes while reducing implementation time and administrative overhead.
5. Deep Industry and Domain Expertise
Our software reflects decades of experience across industrial operations, public safety, engineering, construction, and infrastructure management. Our expertise enables us to deliver capabilities aligned with real-world workflows, regulatory requirements, and the operational demands of mission-critical environments. We are a trusted partner to organizations that manage physical assets, people, and critical infrastructure. Our deep domain expertise is essential to ensuring operational success in environments where complexity is high and the cost of failure is significant.
6. Governance, Auditability, and Compliance Support
Given our role supporting mission-critical environments, our platform incorporates defined security, privacy, and data governance practices designed to protect customer information, support regulatory compliance, and maintain system reliability. Our solutions are designed to accommodate customer security policies, local data‑residency regulations, and highly regulated operating environments. We provide capabilities that help organizations maintain accurate records, track changes across systems, and support regulatory and audit needs. These features help customers establish consistent processes, reduce operational risk, and manage compliance requirements, which is particularly critical in highly regulated industries.
7. Flexible Deployment Options
Customers can deploy our software through cloud, hybrid, or on-premises configurations. This flexibility allows organizations to align the platform with their operational, regulatory, and security requirements while maintaining visibility and control over their systems.
8. Lower Total Cost of Ownership Through Unified Workflows
By reducing the need for software solutions from multiple providers, Octave enables configurable workflows and streamlined integrations to help organizations reduce implementation effort and ongoing maintenance costs. In addition, our subscription and license models give customers flexibility to scale usage as their needs evolve, further enabling efficient asset ownership and operation.
The Distribution
In March 2025, Hexagon announced that its board of directors had directed management to prepare for the spin-off of the Octave Business into an independent, publicly-traded company, in accordance with its previous announcement to investigate the separation and spin-off in October 2024. On                     ,           , Hexagon’s shareholders at a general meeting of Hexagon approved the Distribution.
To complete the Distribution, Hexagon will distribute to its shareholders all of the issued share capital of Octave. Octave Shares will be distributed on the Distribution Date to holders of record of Hexagon Shares on the record date. Each such holder will receive one (1) Octave Class A Ordinary Share for every ten (10) Hexagon Class A Shares and one (1) Octave Class B Ordinary Share for every ten (10) Hexagon Class B Shares held as of the record date. The Octave Class B Ordinary Shares will be delivered to holders of record, other than affiliates of Hexagon, in the form of Octave SDRs. Octave Class A Ordinary Shares will be delivered to holders of Hexagon Class A Shares and Octave Class B Ordinary Shares will be delivered to holders of Hexagon Class B Shares that are Hexagon affiliates in book-entry form via Octave’s transfer agent.

SUMMARY RISK FACTORS
Ownership of Octave Shares and Octave SDRs is subject to numerous risks, including risks related to the Distribution, Octave’s business industry, laws and regulations, financing and capital market activities, and Octave’s share capital and the structure of the Octave SDRs. Any of these risks and others could materially adversely affect Octave’s business, results of operations, cash flows, and financial condition. The following summary of risks is not exhaustive. Please read the section entitled “Risk Factors” beginning on page 20 for a description of the principal risks that Octave faces. Some of the more significant challenges and risks include the following:
Risks Relating to the Separation and Distribution
•Octave has no operating history as an independent, publicly-traded company, and Octave’s historical combined financial information may not be a reliable indicator of Octave’s future results.
•The combined post-separation value of Hexagon Class B Shares and Octave Class B Ordinary Shares may not equal or exceed the pre-Distribution value of Hexagon Class B Shares.
•If the Distribution does not qualify as a transaction that is generally tax-free for U.S. federal income tax purposes, U.S. Holders could be subject to significant tax liabilities.
Risks Relating to Octave’s Business
•Octave operates in highly competitive markets and may not be able to remain commercially competitive.
•Octave is exposed to risks related to its transition to a Software-as-a-Service business model.
•Failure to maintain, protect and enhance Octave’s brand could have an adverse effect on its ability to grow.
•Octave relies on trade secret protection for certain of its core technologies, which may not adequately protect Octave’s intellectual property.
•Octave is subject to certain risks with respect to its counterparties on contracts, and improper conduct by Octave’s employees or business partners or third-party vendors could adversely affect Octave’s business.
•Octave is exposed to risks related to strategic transactions, including those related to integration of new acquisitions, indemnifications under acquisition agreements, and contingent liabilities of divested businesses.
•Octave may not be able to access capital, credit, and foreign exchange markets on favorable terms or at all.
•Octave may not be able to attract and retain the personnel it depends on to innovate and grow, particularly in AI and other advanced technologies.
•Extended implementation timelines, delays, or performance issues for our software solutions could expose Octave to potential liability or reputational harm.
•Octave’s global operations expose Octave to geopolitical, regulatory, and economic risks.
•Octave could face penalties and loss of contract eligibility if Octave’s government contracting subsidiary does not comply with applicable regulatory requirements.
Risks Relating to Octave’s Technology
•Octave relies on certain technologies that it does not own or control, including third-party commercially licensed and open-source software.
•Outages of Octave’s cloud-based platform or cybersecurity breaches could severely disrupt operations, and cybersecurity threats could result in costly breaches, liability, and rising cybersecurity insurance premiums.

•Octave’s global software development approach may lead to inconsistent oversight and quality control, and Octave’s software may contain unknown vulnerabilities, defects, or otherwise fail to perform as expected.
•Advances in AI could reduce demand for Octave’s products.
•Octave’s business is dependent upon substantial investment in information technology.
•Customers’ use of unsupported legacy products exposes Octave to potential liability and reputational risk.
Legal Risks
•Octave is subject to extensive laws and regulations, including those related to anti-corruption, data protection and privacy, export controls, and antitrust, among others, and any changes thereto or violations thereof could have a material adverse effect on Octave’s business.
•Octave may become involved in litigation, including securities litigation, arbitration, governmental proceedings, and stemming from third-party conduct beyond Octave’s control.
•Octave’s software products could be subject to unauthorized access, misuse, or diversion, which may result in serious legal, regulatory, and reputational consequences.
Risks Relating to the Octave Class B Ordinary Shares and Octave SDRs
•After the Distribution, Octave will be a “foreign private issuer,” which could make the Octave Class B Ordinary Shares less attractive to investors.
•Interests in Octave Class B Ordinary Shares will be distributed through a temporary SDR program, and Octave SDR holders do not have the same rights as shareholders. If Octave terminates the Octave SDR Program, holders may incur costs or the price of Octave Class B Ordinary Shares could be volatile.
•Markets for the Octave Class B Ordinary Shares or Octave SDRs do not now exist and may not develop.
•Substantial sales or the possibility of such sales by existing shareholders of Hexagon shares, including our significant shareholder, Melker Schörling AB (“MSAB”), could cause Octave’s share price to decline.
•The dual-class structure in Octave’s memorandum and articles of association, in the form expected to be in effect at the time of the Distribution (the “Articles”) has the effect of concentrating voting control and the ability to influence corporate matters with Octave’s significant shareholder, MSAB.
•Octave does not intend to pay dividends on the Octave Shares in the near future.
•Your percentage ownership of the Octave Class B Ordinary Shares may be diluted in the future.
•Octave may not be able to implement effective internal controls over financial reporting, and Octave’s disclosure controls and procedures may not prevent or detect all errors or acts of fraud.
•Securities analysts may not publish research or reports or may publish unfavorable research about Octave’s business, and may downgrade Octave Class B Ordinary Shares or our sector.
Risks relating to Octave’s Jurisdiction of Incorporation in Ireland
•Corporate law in Octave’s jurisdiction of incorporation, Ireland, might afford less protection to the holders of Octave Shares, Octave SDRs, or other securities representing shares of Octave than would U.S. laws. Any actual or potential offer to acquire Octave will be subject to certain provisions of the Irish and Swedish takeover rules, and certain provisions in the Articles could prevent an acquisition of Octave.
•Irish law imposes restrictions on certain aspects of capital management and payment of dividends.
•Transfers of Octave’s shares may be subject to Irish stamp duty or Irish capital acquisitions tax.

SUMMARY OF THE SEPARATION AND THE DISTRIBUTION
Please see “The Separation and the Distribution” for a more detailed description of the matters described below.

Distributing Company
Hexagon AB is a Swedish corporation (Aktiebolag) and, prior to the Distribution, is engaged principally in the development of technologies that focus on connecting and automating production and people-centered ecosystems, across a range of applications, including industrial manufacturing, infrastructure development, public sector management, and mobility solutions. Following the Distribution, Hexagon will focus on its core mission: helping industrial customers address labor shortages and embrace sustainability via its advanced capabilities in precision measurement, reality capture, positioning and autonomy technologies, and robotic solutions.

Distributed Company
Octave is an Irish public limited company and, prior to the Distribution, a wholly owned subsidiary of Hexagon. Following the Distribution, Octave will be an independent publicly-traded company and will own and operate the Octave Business, focusing on being a global provider of software for enterprises, organizations, and governments to design, build, operate, and protect critical industrial and infrastructure assets. Please see the sections of this information statement entitled “Business of Octave” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” for information concerning the Octave Business.

Distribution Ratio	Each holder of Hexagon Class A Shares and/or Hexagon Class B Shares as of the record date will receive a distribution of one (1) Octave Class A Ordinary Share for every ten (10) Hexagon Class A Shares and one (1) Octave Class B Ordinary Share for every ten (10) Hexagon Class B Shares held as of the record date.

Securities to be Distributed
Octave Class A Ordinary Shares and Octave Class B Ordinary Shares.
Non-affiliate holders of Hexagon Class B Shares will receive Octave Class B Ordinary Shares by way of SEB issuing Octave SDRs that each represent one underlying Octave Class B Ordinary Share into such holders’ Euroclear Sweden accounts. Octave intends to maintain the Octave SDR Program until further notice, which Octave expects to be for about two years following the Distribution; however, Octave intends to evaluate the Octave SDR Program over time in light of liquidity and relative trading volume on Nasdaq Stockholm and Nasdaq New York. There can be no assurance that the Octave SDR Program will be maintained for this period.

Fractional Shares and SDRs	Fractional Octave Shares and fractional Octave SDRs will not be distributed. Instead, Computershare, in its capacity as transfer and distribution agent, will aggregate fractional Octave Shares into whole shares and then sell the whole shares on Nasdaq New York, while SEB, in its capacity as Octave SDR depositary, will aggregate fractional Octave SDRs into whole Octave SDRs and sell the whole Octave SDRs on Nasdaq Stockholm. In each case, the whole shares and whole Octave SDRs will be sold at prevailing rates and Computershare and SEB, as applicable, will distribute the net cash proceeds pro rata to each holder who would otherwise have been entitled to fractional shares or fractional SDRs in the Distribution. These cash proceeds in respect of fractional shares or fractional SDRs generally will be taxable to those shareholders.

Distribution Agent, Transfer Agent, and Registrar for the Shares	Computershare Trust Company, N.A.

Record Date	The record date is , .

Distribution Date	The Distribution Date is expected to be p.m., Stockholm time (the “Distribution Time”), on .

Material U.S. Tax Consequences of the Distribution
The Distribution is intended to qualify as a transaction that is generally tax-free for U.S. federal income tax purposes under Section 355 of the Code. Accordingly, it is expected that, except with respect to cash received in lieu of fractional Octave Shares or fractional Octave SDRs, no gain or loss should be recognized by you, and no amount should be included in your income, upon the receipt of Octave Shares or Octave SDRs in the Distribution for U.S. federal income tax purposes. U.S. Holders (as defined in “Material U.S. Federal Income Tax Consequences”) will, however, recognize gain or loss for U.S. federal income tax purposes with respect to cash received in lieu of fractional Octave Shares or fractional Octave SDRs. You should consult your own tax advisor as to the particular consequences of the Distribution to you, including the applicability and effect of any U.S. federal, state and local tax laws. For more information regarding the material U.S. federal income tax consequences of the Distribution, see “Material U.S. Federal Income Tax Consequences.”

Material Irish Tax Consequences of the Distribution
Under Irish tax law, holders of Hexagon Shares who are not tax resident in Ireland and who are entitled to an exemption from dividends withholding tax generally should not be subject to Irish tax as a result of the Distribution, provided they do not have a branch or agency in Ireland through which a trade is carried on to which the holding of such shares. You should consult your own tax advisor as to the particular consequences of the Distribution to you, including the applicability and effect of Irish tax law. For more information regarding the material Irish tax consequences of the Distribution, see “Material Irish Tax Consequences.”

Material Swedish Tax Consequences of the Distribution
Hexagon has received a written confirmation from the Swedish Tax Agency that the Distribution, together with certain related transactions, qualifies as a transaction that is generally tax exempt for Swedish tax purposes under the Lex-ASEA rule. You should consult your own tax advisor as to the particular consequences of the Distribution to you, including the applicability and effect of Swedish tax law. For more information regarding the material Swedish tax consequences, see “Material Swedish Tax Consequences.”

U.S. Stock Exchange Listing of Ordinary Shares
There is not currently a public market for Octave Shares. A “when-issued” market in Octave Class B Ordinary Shares may develop as soon as one New York business day prior to the record date for the Distribution. Octave has applied for the Class B Ordinary Shares to be listed on Nasdaq New York under the symbol “OCTV.”

Stockholm Stock Exchange Listing of Octave SDRs
There is not currently a public market for Octave SDRs and Octave cannot guarantee that one will develop. Octave intends to distribute interests in Octave Class B Ordinary Shares through an SDR program, with Octave intending such Octave SDRs to be listed on Nasdaq Stockholm substantially concurrently with an intended listing of Octave Class B Ordinary Shares on Nasdaq New York. No assurance can be given that Octave’s listing applications will be approved. Octave intends to maintain the Octave SDR Program until further notice, which Octave expects to be for about two years. See “Description of Swedish Depository Receipts.”

Relationship Between Hexagon and Octave After the Distribution
Following the Distribution, Octave and Hexagon will be separate public companies. Octave and Hexagon will enter into the Distribution Agreement and ancillary agreements for the purpose of accomplishing the separation and the distribution of our ordinary shares to Hexagon’s shareholders. These ancillary agreements will include the Tax Disaffiliation Agreement, the Employee Matters Agreement, the Transition Services Agreement, and a number of ongoing commercial relationships. These agreements will generally govern Octave’s relationship with Hexagon subsequent to the Distribution and will provide for the allocation of employee benefit, tax, and some other liabilities and obligations attributable to periods prior to, at, and after the Distribution. The Distribution Agreement includes an agreement that Octave and Hexagon will provide each other with appropriate indemnities with respect to liabilities arising out of the business being transferred to Octave by Hexagon. Octave will be party to other arrangements with Hexagon and its subsidiaries. See “Certain Relationships and Related Party Transactions—Relationship Between Hexagon and Octave After the Distribution.”

Octave Dividend Policy
Octave does not expect to pay a regular cash dividend in the near future. The payment of any dividends in the future, and the timing and amount thereof, is within the discretion of the Board of Directors. See “The Separation and the Distribution—Dividend Policy.”

Risk Factors	Hexagon shareholders should carefully consider the matters discussed under “Risk Factors.”

SELECTED HISTORICAL AND UNAUDITED PRO FORMA COMBINED FINANCIAL INFORMATION
The following tables present certain selected historical combined financial information as of December 31, 2025 and December 31, 2024 and for the years ended December 31, 2025, 2024, and 2023. The selected historical combined financial information is based on the audited Combined Financial Statements of the Octave Business included elsewhere in this information statement, which is derived from the consolidated historical financial statements of Hexagon.
The selected historical combined financial information presented below should be read in conjunction with Octave’s “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the audited Combined Financial Statements and accompanying Notes included elsewhere in this information statement. For each of the periods presented, the Octave Business was wholly owned by Hexagon. The financial information included herein may not necessarily reflect Octave’s financial position, results of operations, and cash flows in the future, or what Octave’s financial position, results of operations, and cash flows would have been had Octave been an independent, publicly-traded company during the periods presented. In addition, Octave’s historical combined financial information does not reflect changes that Octave expects to experience in the future as a result of Octave’s spin-off from Hexagon, including changes in the financing, operations, cost structure, and personnel needs of the Octave business on a stand-alone basis. Further, the historical combined financial information includes allocations of certain Hexagon corporate expenses. Octave believes the assumptions and methodologies underlying the allocation of these expenses are reasonable. However, such expenses may not be indicative of the actual level of expense that Octave would have incurred if Octave had operated as an independent, publicly-traded company, or of the costs expected to be incurred in the future. For factors that could cause actual results to differ materially from those presented in the Selected Historical and Unaudited Pro Forma Combined Financial Information, see “Cautionary Statement Concerning Forward-Looking Statements” and “Risk Factors” included elsewhere in this information statement.
The following tables also present certain Unaudited Pro Forma Combined Financial Information of Octave as of December 31, 2025 and for the year ended December 31, 2025. The Unaudited Pro Forma Combined Financial Information is derived from Octave’s audited Combined Financial Statements included elsewhere in this information statement and is not intended to be a complete presentation of Octave’s financial position or results of operations had the transactions contemplated by the Distribution Agreement and related agreements occurred as of the dates indicated. The Unaudited Pro Forma Combined Financial Statements should be read in conjunction with Octave’s “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the audited Combined Financial Statements and accompanying Notes included elsewhere in this information statement. The Unaudited Pro Forma Combined Balance Sheet gives effect to the Pro Forma Transactions as if they had occurred on December 31, 2025, Octave’s latest balance sheet date. The Unaudited Pro Forma Combined Statement of Operations gives effect to the Pro Forma Transactions as if they had occurred on January 1, 2025, the first day of Octave’s fiscal year 2025. Refer to the “Unaudited Pro Forma Combined Financial Information” for further information.
The selected historical unaudited combined quarterly financial information should be read in conjunction with the audited Combined Financial Statements and accompanying Notes included elsewhere in this information statement. The selected historical unaudited combined quarterly financial information has been prepared on the same basis as the annual Combined Financial Statements and, in the opinion of management, reflect all adjustments, which include only normal recurring adjustments, necessary for a fair statement of the results of operations for the periods presented. Quarterly historical results are not necessarily indicative of the results that may be expected for a full year or any other period in the future.

SELECTED HISTORICAL AND UNAUDITED PRO FORMA COMBINED FINANCIAL INFORMATION

	Pro Forma	Historical
	As of December 31,	As of December 31,
In thousands	2025	2025	2024
ASSETS
Cash and cash equivalents	$80,000	$156,069	$97,214
Total assets	$8,630,006	$8,696,251	$8,628,562
LIABILITIES AND EQUITY
Total liabilities	$1,521,513	$1,018,616	$954,875
Total equity	7,108,493	7,677,635	7,673,687
Total liabilities and equity	$8,630,006	$8,696,251	$8,628,562

SELECTED HISTORICAL AND UNAUDITED PRO FORMA COMBINED FINANCIAL INFORMATION

	Pro Forma	Historical
In thousands, except per share data	Year Ended December 31,	Year Ended December 31,
	2025	2025	2024	2023
Revenue:
Subscriptions	$1,068,531	$1,080,372	$994,721	$916,639
Licenses	198,042	198,180	295,650	292,030
Subscriptions and licenses	1,266,573	1,278,552	1,290,371	1,208,669
Services and other	325,264	359,346	326,134	343,821
Total revenue	1,591,837	1,637,898	1,616,505	$1,552,490
Cost of revenue:
Cost of subscriptions and licenses	158,895	169,423	213,134	220,787
Cost of services and other	213,279	238,735	221,194	230,203
Total cost of revenue	372,174	408,158	434,328	450,990
Gross profit	1,219,663	1,229,740	1,182,177	1,101,500
Operating expenses:
Research and development	184,622	182,864	157,352	145,774
Sales and marketing	395,324	389,308	361,613	352,014
General and administrative	178,782	169,356	139,313	134,030
Amortization of intangible assets	155,498	155,498	127,411	115,977
Other operating (income) expense, net	(7,498)	(4,136)	996	29,670
Total operating expenses	906,728	892,890	786,685	777,465
Income from operations	312,935	336,850	395,492	324,035
Other (expense) income, net	5,057	(15,521)	614	221
Interest expense	(25,170)	—	—	—
Income before income tax	292,822	321,329	396,106	324,256
Provision for income taxes	60,400	73,225	84,899	78,603
Net income	$232,422	$248,104	$311,207	$245,653

Pro forma earnings per share:
Basic	$0.87
Diluted	$0.86
Pro forma weighted average common shares outstanding:
Basic	268,438
Diluted	270,989

SELECTED HISTORICAL UNAUDITED COMBINED QUARTERLY FINANCIAL INFORMATION

	Quarter Ended
In thousands	March 31, 2025	June 30, 2025	September 30, 2025	December 31, 2025
Revenue:
Subscription licenses	$74,180	$73,634	$70,457	$71,590
SaaS	67,704	71,144	77,636	79,714
Maintenance subscription	116,948	122,556	127,982	126,827
Subscriptions	258,832	267,334	276,075	278,131
Licenses	42,639	50,983	35,362	69,195
Subscriptions and licenses	301,471	318,317	311,437	347,326
Services and other	81,333	95,024	81,874	101,115
Total revenue	382,804	413,341	393,311	448,441
Cost of revenue:
Cost of subscriptions and licenses	39,484	41,724	45,718	42,497
Cost of services and other	60,078	65,190	52,258	61,209
Total cost of revenue	99,562	106,914	97,976	103,706
Gross profit	283,242	306,427	295,335	344,735
Operating expenses:
Research and development	43,402	46,442	46,423	46,597
Sales and marketing	88,638	97,903	100,900	101,868
General and administrative	36,392	43,467	44,813	44,684
Amortization of intangible assets	37,353	38,284	39,642	40,217
Other operating (income) expense, net	3,553	(16,529)	30,953	(22,115)
Total operating expenses	209,338	209,567	262,731	211,251
Income from operations	73,904	96,860	32,604	133,484
Other (expense) income, net	551	(340)	(16,049)	317
Income before income tax	74,455	96,520	16,555	133,801
Provision for income taxes	14,969	21,352	2,418	34,486
Net income	$59,486	$75,168	$14,137	$99,315
_____________
The Company has revised its presentation of certain expenses within Cost of revenue and General and administrative to correct their presentation in previously reported Condensed Combined Financial Statements. These revisions did not have a material impact on the Company’s combined operating results.

SELECTED HISTORICAL UNAUDITED COMBINED QUARTERLY FINANCIAL INFORMATION

	Quarter Ended
In thousands	March 31, 2024	June 30, 2024	September 30, 2024	December 31, 2024
Revenue:
Subscription licenses	$68,273	$68,514	$69,083	$73,498
SaaS	58,925	61,662	65,223	67,439
Maintenance subscription	112,078	114,439	118,040	117,547
Subscriptions	239,276	244,615	252,346	258,484
Licenses	57,176	63,739	72,146	102,589
Subscriptions and licenses	296,452	308,354	324,492	361,073
Services and other	78,758	84,043	77,600	85,732
Total revenue	375,210	392,397	402,092	446,805
Cost of revenue:
Cost of subscriptions and licenses	49,645	57,560	53,291	52,638
Cost of services and other	60,150	49,407	53,027	58,610
Total cost of revenue	109,795	106,967	106,318	111,248
Gross profit	265,415	285,430	295,774	335,557
Operating expenses:
Research and development	37,665	39,768	38,263	41,655
Sales and marketing	86,868	87,513	92,637	94,595
General and administrative	34,652	33,316	37,066	34,279
Amortization of intangible assets	29,446	30,217	31,975	35,773
Other operating (income) expense, net	(1,547)	(923)	8,109	(4,641)
Total operating expenses	187,084	189,891	208,050	201,661
Income from operations	78,331	95,539	87,724	133,896
Other (expense) income, net	(187)	212	132	458
Income before income tax	78,144	95,751	87,856	134,354
Provision for income taxes	20,902	23,304	21,625	19,068
Net income	$57,242	$72,447	$66,231	$115,286

NON-GAAP FINANCIAL MEASURES
In addition to Octave’s operating results, as calculated in accordance with generally accepted accounting principles in the United States (“U.S. GAAP”), Octave uses, and plans to continue using, certain non-GAAP financial measures when monitoring and evaluating operating performance. The non-GAAP financial measures presented in this information statement are supplemental measures of Octave’s performance and liquidity that Octave believes help investors understand Octave’s financial condition and operating results and assess Octave’s future prospects. For more information about Octave’s non-GAAP financial measures see “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Non-GAAP Financial Measures.”
The non-GAAP financial measures presented in the discussion of Octave’s performance and liquidity and the respective most directly comparable U.S. GAAP measures are:
•Adjusted income from operations—Income from operations
•Adjusted operating margin—Operating margin
•Adjusted net income—Net income
•Free cash flow—Cash flow from operations
In addition, Octave presents certain measures in constant currency terms to exclude the estimated effects of foreign currency exchange rate fluctuations.
Octave uses these non-GAAP financial measures, and Octave believes that they assist Octave’s investors, to make period-to-period comparisons of Octave’s operational performance because they provide a view of Octave’s operating results and cash flows without items that are not, in Octave’s view, indicative of Octave’s core operating results. Octave believes that these non-GAAP financial measures, when used in conjunction with the most comparable U.S. GAAP measure, help illustrate underlying trends in Octave’s business, and Octave uses the measures to establish budgets and operational goals (communicated internally and externally) for managing Octave’s business and evaluating Octave’s performance. Octave believes that providing non-GAAP financial measures also affords investors a view of Octave’s operating results and cash flows that may be more easily compared to the results of other companies in Octave’s industry that use similar financial measures to supplement their U.S. GAAP results.
The items excluded from the non-GAAP financial measures often have a material impact on Octave’s financial results. Accordingly, the non-GAAP financial measures included in this information statement should be considered in addition to, and not as a substitute for or superior to, the comparable measures prepared in accordance with U.S. GAAP.
The following tables reconcile each of these non-GAAP financial measures to its most closely comparable U.S. GAAP measure on Octave’s financial statements.

NON-GAAP FINANCIAL MEASURES

	Year Ended December 31,
	2025	2024	2023
Income from operations	$336,850	$395,492	$324,035
Amortization of acquired intangibles	74,418	73,655	80,421
Amortization of developed technologies	82,222	54,898	36,673
Stock-based compensation expense	16,696	15,017	14,877
Impairment charges	2,191	3,967	22,792
Acquisition costs and charges	(54,950)	(7,445)	(25,499)
Restructuring charges	47,381	1,204	35,518
Stand-up costs	1,498	—	—
Adjusted income from operations	$506,306	$536,788	$488,817

Operating margin	21%	24%	21%
Amortization of acquired intangibles	5	5	5
Amortization of developed technologies	5	3	2
Stock-based compensation expense	1	1	1
Impairment charges	—	—	2
Acquisition costs and charges	(3)	—	(2)
Restructuring charges	2	—	2
Stand-up costs	—	—	—
Adjusted operating margin	31%	33%	31%

Net income	$248,104	$311,207	$245,653
Amortization of acquired intangibles	74,418	73,655	80,421
Amortization of developed technologies	82,222	54,898	36,673
Stock-based compensation expense	16,696	15,017	14,877
Impairment charges	2,191	3,967	22,792
Acquisition costs and charges	(54,950)	(7,445)	(25,499)
Restructuring charges	47,381	1,204	35,518
Stand-up costs	1,498	—	—
Loss on divestitures	16,578	—	—
Tax impacts	(43,519)	(31,141)	(38,865)
Adjusted net income	$390,619	$421,362	$371,570

Cash flow from operations	$465,879	$502,162	$436,436
Purchases of property and equipment	(9,547)	(7,053)	(9,904)
Capitalization of software development costs	(136,673)	(134,942)	(122,356)
Free cash flow	$319,659	$360,167	$304,176

RISK FACTORS
You should carefully consider the following risk factors and all the other information contained in this information statement in evaluating the Octave Business and the Octave Shares. Any of the following risks could materially and adversely affect Octave’s business, financial condition, or results of operation.
Risks Relating to the Separation and Distribution
We expect to incur increased administrative and other costs following the Distribution by virtue of our loss of access to functions and corporate services historically provided to us by Hexagon, and our ability to operate our business effectively may be adversely impacted if we do not, quickly and cost effectively, establish our own administrative and support functions necessary to operate as a standalone public company.
The conduct of our business by Hexagon, and our operations since, have focused primarily on organizing, staffing, and preparing for the separation from Hexagon and the Distribution. Historically and through the Distribution Date, our business was and will continue to be conducted by Hexagon as part of its broader corporate organization, rather than as an independent company, and we have shared economies of scope and scale in costs, employees, vendor relationships, and customer relationships with Hexagon. As such, we have not yet had the opportunity to demonstrate an independent ability to successfully conduct activities necessary for successful operation as a standalone company.
If we do not, quickly and cost effectively, establish our own administrative and support functions necessary to operate as a standalone public company, then our ability to operate our business effectively may be adversely impacted and our accounting and other management systems and resource functions may not be adequately prepared to meet the financial reporting and other requirements to which we will be subject following the Distribution. Necessary initiatives we are undertaking to develop an independent ability to operate without access to Hexagon’s existing operational and administrative infrastructure will result in increased costs.
Prior to the separation and Distribution, Hexagon or one or more of its affiliates provides various corporate services to supplement existing Octave functions, including certain legal, accounting, treasury, financial reporting, research & development and human resources services, as well as information technology and other corporate infrastructure. In connection with the Distribution, Octave and Hexagon will enter into a Distribution Agreement, a Tax Disaffiliation Agreement, an Employee Matters Agreement, a Transition Services Agreement, and other agreements for the purpose of accomplishing the separation and Distribution of Octave to Hexagon’s shareholders. These agreements are discussed in greater detail in “Certain Relationships and Related Party Transactions—Relationship Between Hexagon and Octave After the Distribution.”
Under these agreements, Hexagon will provide some functions and services to Octave for a specified time period, but these arrangements may not fully capture the benefits Octave has enjoyed as a result of being integrated with Hexagon. Further, if Hexagon is unable to satisfy its performance and payment obligations under these agreements, Octave could incur significant operational difficulties or losses. We will need to make additional investments to replicate or outsource from other providers certain systems, functions, infrastructure, and personnel to which we will no longer have access after our separation from Hexagon, and we may encounter unforeseen expenses, difficulties, complications, and delays in doing so.
In connection with our separation from Hexagon, we are also creating our own financial, administrative, corporate governance, public company compliance, and other support systems, including for the services Hexagon has historically provided to us, or we expect to contract with third parties to replace Hexagon’s systems that we are not establishing internally. We expect this process to be complex, time-consuming, and require significant monetary investments. We are also establishing or expanding our own tax, treasury, internal audit, investor relations, corporate governance, publicly-listed company compliance, and other corporate functions, including a new board of directors. These corporate functions fall beyond the scope of the operational service domains formerly provided by Hexagon and will require us to develop new standalone corporate functions.

Any operational interruptions as we implement the new systems, or our failure to implement the new systems and replace Hexagon’s services successfully, and any higher costs associated with such new systems, could disrupt our business and could have a material adverse effect on our business, results of operations, and financial position.
The obligations associated with being a public company will require significant resources and management attention.
As a standalone U.S. public company, we will incur significant new legal, regulatory, accounting, and other expenses that we did not independently incur as part of Hexagon.
Currently, we are not subject to the reporting and other requirements of the U.S. Securities Exchange Act 1934 (the “Exchange Act”). Following the effectiveness of the registration statement of which this information statement forms a part, we will be subject to such reporting and other obligations under the Exchange Act and the rules of Nasdaq New York, the national securities exchange on which Octave Class B Ordinary Shares are listed. In addition, in connection with the listing of the Octave SDRs on Nasdaq Stockholm, we will be subject to such reporting and other obligations under the European Union Market Abuse Regulation (“MAR”) and the Nordic Main Market Rulebook for Issuers of Shares for Nasdaq Stockholm (“Nasdaq Stockholm’s Rulebook”). As a separate public company, we will be required to, among other things:
•prepare and distribute periodic reports and other shareholder communications in compliance with federal securities laws and rules, MAR, the Transparency Directive and Nasdaq Stockholm’s Rulebook;
•have our own board of directors and committees thereof, which comply with U.S. federal securities laws and rules and applicable stock exchange requirements;
•disclose inside information in compliance with MAR and Nasdaq Stockholm’s Rulebook;
•comply with disclosure requirements in respect of persons discharging managerial responsibilities and any person closely associated with them, pursuant to MAR;
•maintain an internal audit function;
•institute our own financial reporting and disclosure compliance functions;
•establish an investor relations function and incur expenses to maintain a public stock listing;
•establish internal policies, including those relating to trading in our securities and disclosure controls and procedures; and
•comply with the rules and regulations implemented by the SEC, the Sarbanes-Oxley Act, the Dodd-Frank Act, the PCAOB, the European Union, the European Securities and Markets Authority, the Swedish Financial Supervisory Authority, Nasdaq New York, which is the relevant U.S. national securities exchange and Nasdaq Stockholm.
These reporting and other obligations will place significant demands on our management and our administrative and operational resources, and we expect to face increased legal, accounting, administrative, and other costs and expenses relating to these demands that we had not incurred as a part of Hexagon. Certain of these functions will be provided on a transitional basis by Hexagon pursuant to a Transition Services Agreement. Please refer to “Certain Relationships and Related Party Transactions—Relationship Between Hexagon and Octave After the Distribution—Transition Services Agreement.” In particular, because Hexagon is not a public reporting company in the United States with securities registered under Section 12 of the Exchange Act, such new and additional reporting and other obligations of Octave will place significant demands on our management, which have limited or no experience managing U.S. public companies, interacting with U.S. public company investors and complying with complex laws pertaining to U.S. public companies. Our investment in compliance with existing and evolving regulatory requirements will result in increased administrative expenses and a diversion of some of management’s time and attention from sales-generating activities. Failure to satisfy these obligations could have a material adverse effect on our business, results of operations, and financial position.

We have no operating history as an independent, publicly-traded company, and our historical combined financial information is not necessarily representative of the results we could have achieved as an independent, publicly-traded company and may not be a reliable indicator of our future results.
We have no operating history as an independent, publicly-traded company and we may not be successful in continuing to operate and grow our business with a narrower focus and outside the broader Hexagon operating environment. We may not be able to achieve the full operational, financial, and strategic benefits expected to result from the separation and Distribution, or such benefits may be delayed or not occur at all. The anticipated benefits of the Distribution are based on a number of assumptions and uncertainties, which may prove to be incorrect or incomplete and we may not achieve these and other anticipated benefits for a variety of reasons, including those identified in this section “Risk Factors.” If we fail to achieve some or all of the benefits expected to result from the separation and Distribution, or if such benefits are delayed, it could have a material adverse effect on our business, results of operations, and financial position.
The historical combined financial information included in this information statement is derived from Hexagon’s consolidated financial statements, and this information does not necessarily reflect the results of operations and financial position we would have achieved as an independent, publicly-traded company during the periods presented, or those that we will achieve in the future. This is primarily due to the following factors:
•Prior to the Distribution, we operated within various subsidiaries of Hexagon, and Hexagon performed various corporate functions for us. Our historical combined financial information reflects allocations of corporate expenses from Hexagon for these and similar functions. These allocations may not reflect the costs we will incur for similar services in the future as an independent publicly-traded company.
•We will enter into transactions with Hexagon that did not exist prior to the Distribution, such as Hexagon’s provision of transition and other services and licensing agreements, and we will undertake indemnification obligations, which will cause us to incur new costs. See “Certain Relationships and Related Party Transactions—Relationship Between Hexagon and Octave After the Distribution.”
•Our historical combined financial information does not reflect changes we expect to experience in the future as a result of our separation from Hexagon, including changes in the financing, cash management, operations, cost structure, and personnel needs of our business. As part of Hexagon, we enjoyed certain benefits from Hexagon’s operating diversity, size, purchasing power, borrowing leverage, and available capital for investments, and we may lose these benefits after the Distribution. As an independent entity, we may be unable to purchase goods, services, and technologies, such as insurance and computer software licenses, or access capital markets on terms as favorable to us as those we obtained as part of Hexagon prior to the Distribution. Further, we will not have the same product diversity or scale and may not have similar purchasing power at the prices and terms obtained prior to the Distribution, which could decrease our overall profitability. Uncertainty related to the Distribution may lead customers, vendors, and other parties with which we currently do business or may do business with in the future to terminate or attempt to negotiate changes in our existing business relationships or cause them to consider entering into business relationships with parties other than Octave. Our business, financial condition, results of operations, and cash flows may thus be adversely affected. In addition, our historical combined financial information does not include an allocation of interest expense comparable to the interest expense we will incur as a result of the Distribution, including interest expense in connection with the incurrence of indebtedness by Octave.
After the separation and Distribution, we will have indebtedness that could adversely affect our business, cash flows, and financial condition.
In connection with the Distribution, Octave expects to enter into a five-year senior unsecured revolving credit facility in an aggregate principal amount of up to $500 million and a four-year senior unsecured term loan facility consisting of a U.S. dollar denominated term loan in an amount of up to $350 million and a Euro denominated term loan in an amount of up to €150 million, which we refer to as the “Proposed Facilities.” Octave has entered into the Commitment Letter related to syndication of the Proposed Facilities. Upon completion of the Distribution, Octave expects the revolving credit facility to be undrawn and the term loan facility to be fully drawn. Under the

Commitment Letter for the Proposed Facilities, Octave would be required to maintain a maximum consolidated leverage ratio under the Proposed Facilities of no more than 3.50 to 1.00. Octave would be permitted to elect to increase the maximum permitted consolidated leverage ratio to 4.00 to 1.00 for the fiscal quarter during which a material acquisition occurs and for the following three fiscal quarters (in each case, with the leverage ratio to be calculated as defined in the credit agreement with respect to the Proposed Facilities). We expect the Proposed Facilities to have affirmative and negative covenants customary for similar financings, including, among other things and subject to certain significant exceptions, limitations on liens, indebtedness, mergers and asset sales, as well as customary reporting and compliance obligations. The composition of the Proposed Facilities and the capital structure of Octave may change based on syndication of the Proposed Facilities, which is expected to be completed prior to the effectiveness of the registration statement of which this information statement forms a part. For more information, see “Description of Material Indebtedness.”
In addition, we may incur additional indebtedness in the future. Our indebtedness may impose restrictions on us that could have material adverse consequences by:
•requiring a substantial portion of our cash flow from operations to make payments on our indebtedness following the separation;
•making it more difficult to satisfy debt service and other obligations;
•increasing the risk of a future credit ratings downgrade of our debt, which could increase future debt costs and limit the future availability of debt financing;
•reducing the cash flow available to fund capital expenditures and other corporate purposes and to grow our business;
•limiting our ability to borrow additional funds as needed or take advantage of business opportunities as they arise, pay cash dividends, or repurchase or redeem Octave Class A Ordinary Shares and/or Octave Class B Ordinary Shares;
•limiting our flexibility in planning for, or reacting to, changes in our business and the industry;
•increasing our vulnerability to general adverse economic and industry conditions;
•requiring us to expend resources to monitor and comply with covenants related to such indebtedness; and
•placing us at a competitive disadvantage relative to our competitors that may not be as highly leveraged with debt.
To the extent we incur additional indebtedness, the risks described above could increase.
The separation and Distribution may result in disruptions to, and negatively impact our relationships with, our customers, prospective customers, vendors, and other business partners.
Our business activities are conducted in a large number of markets with multiple customer categories, including power generation and utilities, data centers, heavy construction, process industries, public safety, transportation networks, and other environments where reliability, safety, and coordinated operations are essential. Uncertainty related to the separation and Distribution may lead customers, prospective customers, vendors, or other parties with which we currently do business or may do business with in the future to terminate or attempt to negotiate material changes in our existing business relationships, or cause any of these parties to delay entering into business relationships with us or consider entering into business relationships with parties other than us. These disruptions could have a material and adverse effect on our business, prospects, financial condition, and results of operations. In addition, although Hexagon will continue to provide us with certain services under the Transition Services Agreement for a limited period after the Distribution, that agreement is temporary and limited and does not replicate the commercial, reputational or scale benefits customers associate with being part of Hexagon. As we transition to a standalone public company, our ability to leverage the infrastructure, resources and other synergies that come from being a part of the larger Hexagon Group will decrease, which may negatively affect customer sentiment and adversely affect our operations. In addition, some of our customers, prospective customers, vendors and other business partners accustomed to conducting business with larger organizations may not continue to do business with Octave following the separation and Distribution as a result of no longer being part of Hexagon. Furthermore, we expect to continue re-selling or distributing certain Hexagon products and services immediately following the Distribution that may expire or be wound down over time. For example, we expect our U.S. federal government business to continue to re-sell certain Hexagon products for a limited duration following the Distribution, which customer relationships will likely ultimately transition back to Hexagon over time.
Some of our customers, prospective customers, vendors, or other parties with which we conduct business may need assurances that our scale, policies and/or attributes on a standalone basis are sufficient to satisfy their requirements or preferences for doing or continuing to do business with them. Any failure of parties to be satisfied with our operational capacity, financial stability or other business relationships following the Distribution could have a material adverse effect on our business, results of operations, and financial condition.
The combined post-Distribution value of Hexagon Class B Shares and Octave Class B Ordinary Shares may not equal or exceed the pre-Distribution value of Hexagon Class B Shares.
Following the Distribution, Hexagon expects the trading price of Hexagon Class B Shares to be lower than the trading price immediately prior to the Distribution because the trading price will no longer include the value of the Octave Business. In addition, the trading price of Octave Class B Ordinary Shares may not reflect the full value of our business and assets, due to market inefficiencies in the initial trading of Octave Class B Ordinary Shares or Octave SDRs or variations in investor views regarding our business and prospects, among other market forces. The aggregate market value of Hexagon Class B Shares and Octave Class B Ordinary Shares as separate entities at any time following the Distribution may be lower than the market value of Hexagon Class B Shares immediately prior to the Distribution, and may fluctuate significantly, particularly during the period immediately following the Distribution and until the market has evaluated the operations of Hexagon and Octave. This could have a material adverse effect on our business, results of operations, and financial position. See “—Risks Relating to Octave Class B Ordinary Shares and Octave SDRs.”
In connection with the separation and Distribution, we will assume and agree to indemnify Hexagon for certain liabilities. If we are required to make payments pursuant to these indemnities to Hexagon or, if Hexagon fails to indemnify us pursuant to the Distribution Agreement, or if Hexagon’s indemnification obligations are insufficient to protect us against certain obligations, we may need to divert cash to meet those obligations and our financial results could be significantly harmed.
Pursuant to the Distribution Agreement and certain other agreements we intend to enter into with Hexagon in connection with the separation and Distribution, we will assume and agree to indemnify Hexagon for certain liabilities for uncapped amounts, which may include, among other items, associated defense costs and settlement amounts and judgments, as discussed further in “Certain Relationships and Related Party Transactions—Relationship Between Hexagon and Octave After the Distribution.” Payments pursuant to these indemnities may be significant and could harm our business. Third parties could also seek to hold us responsible for liabilities of the Hexagon business.
Hexagon will agree to indemnify us for certain liabilities of the Hexagon business, but such indemnity from Hexagon may not be sufficient to protect us against the full amount of such liabilities, and Hexagon may not fully satisfy its indemnification obligations (if at all). Moreover, even if we ultimately succeed in recovering from Hexagon any amounts for which we are held liable, we may be temporarily required to bear these losses ourselves. Each of these risks could have a material adverse effect on our business, results of operations, and financial position.
The Distribution and related transactions may expose us to potential liabilities arising out of state and federal fraudulent conveyance laws and legal distribution requirements.
The Distribution could be challenged under various foreign, federal, and state laws. An unpaid creditor or an entity vested with the power of such creditor (such as a trustee or debtor-in-possession in a bankruptcy) could claim that Hexagon did not receive fair consideration or reasonably equivalent value in the Distribution, and that the Distribution left Hexagon insolvent or with unreasonably small capital or that Hexagon intended or believed it would incur debts beyond its ability to pay such debts as they mature. If a court were to agree with such a plaintiff, then such court could void the Distribution as a fraudulent transfer and could impose a number of different remedies, including, without limitation, returning our assets or your shares in Octave to Hexagon or providing Hexagon with a claim for money damages against us in an amount equal to the difference between the consideration received by Hexagon and the fair market value of Octave at the time of the Distribution. No assurance can be given as to what standard a court would apply to determine insolvency or that a court would determine that Hexagon was solvent at the time of or after giving effect to the Distribution.
Our agreements with Hexagon may not reflect terms that would have resulted from negotiations with unaffiliated third parties, and we may have been able to receive better terms from unaffiliated third parties than the terms we receive in our agreements related to the Distribution.
The agreements related to the separation and Distribution, including, among others, the Distribution Agreement, the Tax Disaffiliation Agreement, the Employee Matters Agreement, the Transition Services Agreement, and other agreements for the purpose of accomplishing the separation and Distribution of our share capital to Hexagon’s shareholders will have been entered into in the context of the separation and Distribution while we are still controlled by Hexagon. Accordingly, these agreements may not reflect terms that would have resulted from arm’s-length negotiations among unaffiliated third parties. The terms of the agreements being negotiated in the context of our separation and Distribution are related to, among other things, allocations of assets and liabilities, rights and indemnification, and other obligations between Hexagon and Octave. To the extent certain terms of those agreements provide for rights and obligations that could have been procured from third parties, we may have received better terms from third parties. There is a risk that we may incur greater costs or be subject to greater potential liability pursuant to our agreements with Hexagon for certain rights and obligations that could have been procured from unaffiliated third parties, which could have a material adverse effect on our business, prospects, financial condition, and result of operations.
For a more detailed description, see “Certain Relationships and Related Person Transactions—Relationship Between Hexagon and Octave After the Distribution.”
Risks Relating to Our Business
Conditions in the global economy, the particular markets we serve, and the financial markets may adversely affect our future growth.
Our business is sensitive to general economic conditions and depends on continued strength in the markets we serve. We engage in worldwide operations that are dependent on global economic and financial market conditions, as well as conditions that are unique to certain countries or regions. Our sales are often associated with capital improvements or availability of funding of customers that depends on a variety of factors outside of our control. Slower global economic growth, high inflation, high interest rates, actual or anticipated default on sovereign debt, volatility in the currency and credit markets, high levels of unemployment or underemployment, reduced levels of capital expenditures, changes or anticipation of potential changes in government trade, fiscal, tax and monetary policies, changes in capital requirements for financial institutions, government deficit reduction and budget negotiation dynamics, sequestration, austerity measures, weak macroeconomic conditions globally or in a part of the world, and other challenges that affect the global economy may adversely affect our business and our distributors, customers, and vendors. Certain products and services that support discretionary functions may be susceptible to changes in economic conditions, and economic conditions may affect the inclination and the capabilities of existing and potential customers to invest in various technologies. For example, the U.S. administration has increased tariffs on certain goods imported into the United States, raised the possibility of imposing significant additional tariff increases, and called for substantial changes to trade agreements.
If growth in the global economy or in any of the markets we serve slows for a significant period, if there is significant deterioration in the global economy or such markets, or if improvements in the global economy do not benefit the markets we serve, there could be a material adverse effect on our business, results of operations, and financial position.

We operate in highly competitive markets, and failure to maintain a market-level pace for product development and a high level of product and service quality may impact competitiveness, which could have a material adverse effect on our business, results of operations, and financial condition.
We operate in highly competitive markets and compete directly with global, national, regional, and local providers of our products, services, and solutions. The markets in which we operate are characterized by rapid technological advancement, evolving customer expectations, and continuous innovation. These sectors are seeing increased activity from large, well-capitalized competitors, and some of these competitors are entering adjacent markets, bundling offerings, or consolidating through strategic acquisitions. As a result, we face pressure not only from traditional competitors but also from emerging players and broader technology providers seeking to offer integrated, end-to-end digital solutions. These companies may be able to offer aggressive pricing, complementary services, or leverage their advantages of scale that we cannot easily match. Customers may prefer vendors with more comprehensive product suites or global reach, making it more difficult for us to win or retain business. If we are unable to effectively compete through innovation, pricing, rapid development, reliable quality, partnerships, or customer service then we could lose market share, be forced to reduce prices, or experience slower growth. Similarly, failure to fully integrate our software solutions into an integrated platform and/or ecosystem may lead to a failure to attract or retain customers, which could materially adversely affect our results of operations. In addition, slow adoption of new technology offerings, high switching costs, and weak customer economic conditions may be an impediment to future purchasing decisions that could negatively impact our business.
Some of our sectors are experiencing increased competition from new market entrants, including startups backed by private equity or venture capital funding. These companies often focus on rapid growth and market penetration, rather than near-term profitability, and may offer their products and services at significantly reduced prices or under highly favorable terms. We currently sell software that includes certain products with premium price points on a per-user basis as well as other licensure models, which can make us vulnerable to market disruption if a new or existing competitor were to introduce a comparable or superior product at a significantly lower price. Aggressive pricing and customer acquisition strategies by new market entrants or others could undercut our offerings, even if the competing products lack the maturity, security, or reliability required in mission-critical environments.
Further, we risk losing market share to competitors offering more current or cost-effective alternatives if we do not maintain at least a market pace at which we develop, update, and retire technology and software products, which will require continuing to improve our internal development processes and increasing our agility following the separation. A delay or failure to modernize our offerings, adopt new platforms, features or protocols, or respond to emerging trends in a timely manner may result in our solutions becoming outdated or incompatible with customer needs and industry standards.
Furthermore, prolonged reliance on aging technologies may increase maintenance costs, introduce security vulnerabilities, and hinder our ability to scale or integrate with modern infrastructure. If our customers perceive our products as obsolete or inadequate for their evolving needs, or our customers shift to another vendor, we may experience reduced sales, increased customer churn, and reputational harm.
Our transition to a SaaS business model presents significant risks, and failure to execute this strategy successfully could materially harm our financial performance.
We are in the process of transitioning portions of our business to an increasingly SaaS-based model, which represents a shift from traditional perpetual software licensing and delivery. Currently, a smaller proportion of our revenue is derived from SaaS solutions. The transition requires substantial investment in cloud infrastructure, product reengineering, security, customer onboarding, and support. It also may involve a temporary reduction in recognized revenue, as large up-front license fees are replaced with recurring subscriptions revenue, potentially impacting short-term financial performance.
Currently, a substantial part of our revenue is generated from maintenance and support subscriptions for legacy software products, and our long-term success depends on migrating these customers to our newer offerings. Any inability to transition customers to our new solutions could lead to a loss of revenue if current customers discontinue service or switch to competitors’ products.
If we fail to effectively migrate customers to our new offerings, deliver compelling SaaS solutions, or compete with established SaaS providers, we may lose existing customers or fail to attract new ones. Additionally, internal execution risks, such as delays in product development, pricing misalignment, or organizational resistance, could hinder the transition. Any failure to execute our SaaS strategy could result in a loss of market share, reduced profitability, and a long-term decline in revenue, materially and adversely affecting our business and prospects.
We depend on a strong brand, and any failure to maintain, protect, and enhance our brand would have an adverse effect on our ability to grow our business.
As part of Hexagon, we have developed a strong brand that we believe has contributed significantly to the success of our business. Establishing Octave’s new external branding as a premium pure play software and SaaS brand is critical to growing our business. If we do not successfully build and maintain a strong brand, our business could be negatively impacted. Preserving and increasing the quality of our brand may require us to make substantial investments in areas such as marketing, community relations, outreach technology, and employee training. There is a risk that those activities will not enhance brand awareness.
Brand value can be severely damaged even by isolated incidents, particularly if the incidents receive considerable negative publicity or result in litigation. Some of these incidents may relate to the way we manage our relationship with our customers, our growth strategies, or the ordinary course of our business. Other incidents may arise from events that are or may be beyond our ability to control and may damage our brand, such as actions taken (or not taken) relating to health, safety, welfare, or other matters; cybersecurity incidents and/or misuse of our products; litigation and claims; failure to maintain high ethical and social standards for all of our operations and activities; failure to comply with local laws and regulations; and illegal activity targeted at us or others. Our brand value could diminish significantly if any such incidents or other matters erode consumer confidence in Octave, which could have a material adverse effect on our business, results of operations, and financial position.
We rely on a variety of laws to protect the proprietary nature of our software, which may not adequately protect our intellectual property, and infringement, misappropriation, or dilution of our intellectual property could harm our business.
As part of the Distribution, Octave will take possession of over 450 patents and patent applications currently held by Hexagon. The patent portfolio includes holdings in the United States, Europe, China, Japan, Korea, Australia, and Canada. The portfolio is predominantly focused on technologies in software and computer-implemented arts. Unauthorized uses or other infringement of our intellectual property, including ones that are currently unknown to us, could diminish the value of our brand and may adversely affect our business. Failure to adequately protect our intellectual property rights could damage our brand and impair our ability to compete effectively. Even where we have effectively secured statutory protection for our intellectual property, our competitors may misappropriate our intellectual property. Defending or enforcing our rights, such as seeking an injunction and/or compensation for misappropriation of proprietary or confidential information, could result in the expenditure of significant resources and divert the attention of management, which in turn may adversely affect our business and operating results.
Moreover, unauthorized third parties may use our intellectual property to trade on the goodwill of our brand, resulting in consumer confusion or dilution. Any reduction of our brand’s goodwill, consumer confusion, or dilution is likely to impact sales, and could have a material adverse effect on our business, results of operations, and financial position. In addition, we may not be able to obtain or maintain adequate trademark registrations for our brand across all relevant trademark classes and jurisdictions in which we operate or intend to operate. Any limitations on our ability to enforce our trademark rights or prevent third parties from using similar marks could adversely affect our brand recognition and competitive position.
In addition, many of our software businesses do not currently hold patents on core technologies, products, or software platforms. Instead, we rely in those instances on trade secret laws, confidentiality agreements, security practices, internal policies, and other contractual protections to safeguard our intellectual property. These measures offer more limited protections as compared to patent rights and require continuous vigilance, including robust internal controls and employee confidentiality obligations. If any of our trade secrets are disclosed, then we may lose our competitive advantage, and legal recourse may be limited or difficult to enforce, especially outside the United States. Moreover, our ability to assert exclusive rights over certain of our innovations through formal intellectual property litigation, or to deter competitors from developing similar technologies, may be hindered. This could allow others to replicate, market, or improve upon our offerings without infringing any protected rights, which could increase competitive pressure on us. Any erosion of our intellectual property protection could materially and adversely affect our business, competitive position, and long-term prospects.
We are subject to certain risks with respect to our counterparties on contracts, and failure of such counterparties to meet their obligations could cause us to suffer losses or negatively impact our results of operations and cash flows.
We have entered into, and may enter into in the future, various long-term contracts with various parties. Such agreements subject us to counterparty risks, including the risk that our customers may be unable to fulfil their payment obligations. The ability of each of our counterparties to perform its obligations under a contract with us will depend on a number of factors that are beyond our control and may include, among other things, general economic conditions, the condition of the software industry, and the overall financial condition of the counterparty. Further, some of these contracts require cooperation of the counterparty for us to perform our obligations under the contract. Should a counterparty fail to honor its obligations under agreements with us, we could sustain significant losses which could have a material adverse effect on our business, results of operations, and financial position.
Our reputation, ability to do business, and financial statements may be impaired by improper conduct by any of our employees, vendors, or business partners, and the failure of third-party vendors or partners to perform as we expect or appropriately manage risks, or our failure to adequately monitor third-party performance, could result in harm to our reputation and have a material adverse effect on our business and results of operations.
We engage with third-party vendors, subcontractors, and partners in a variety of ways, ranging from strategic collaborations and product development to running key internal operational processes and critical client systems. In many instances, these third parties are in direct contact with our customers in order to deliver services on our behalf or to fulfill their role in the applicable collaboration. In some instances, these third parties may be in possession of personal information of our customers or employees. In other instances, these third parties may play a critical role in developing products and services central to our business strategy. To be in a position to sell and deliver solutions to customers, we are dependent upon deliveries from third parties in accordance with agreed requirements relating to, for example, quantity, quality, and delivery times. Our third-party partners may encounter difficulties in the provision of required deliverables or may fail to provide us with timely services, which may delay us, and also may make decisions that may harm us or that are contrary to our best interests, including by pursuing opportunities outside of the applicable project or program, to the detriment of such project or program. If third parties (or their respective vendors, partners or subcontractors) were to fail to perform as we expect, fail to appropriately manage risks, provide diminished or delayed services to our customers, or face cybersecurity breaches of their information technology systems, or if we fail to adequately monitor their performance, our operations and reputation could be materially adversely affected, in particular any such failures related to the development of key products. Depending on the function involved, vendor or third-party application failure or error may lead to increased costs, business disruption, distraction to management, processing inefficiencies, the loss of or damage to intellectual property or sensitive data through security breaches or otherwise, effects on financial reporting, loss of customers, damage to our reputation, or litigation, regulatory claims, and/or remediation costs (including claims based on theories of breach of contract, vicarious liability, negligence, or failure to comply with laws and regulations). Third-party vendors and partners (or their respective vendors) may also fail to maintain or keep adequate levels of insurance, which could result in a loss to us or expose us to litigation.
In particular, we cannot provide assurance that our internal controls and compliance systems will always protect us from acts committed by our employees, vendors, or business partners (or of businesses we acquire or partner with) that would violate U.S. and/or non-U.S. laws, including the laws governing payments to government officials, bribery, fraud, kickbacks and false claims, pricing, sales and marketing practices, conflicts of interest, competition, employment practices and workplace behavior, export and import compliance, economic and trade sanctions, money laundering, and data privacy. Any such improper actions or allegations of such acts could damage our reputation and subject us to government, civil or criminal investigations, and related shareholder lawsuits, could lead to substantial civil and criminal, monetary and non-monetary penalties, and could cause us to incur significant legal and investigatory fees.
Our businesses are exposed to risks that could lead to property damage and business interruption. Some of our potential losses may not be covered by insurance. We may not be able to obtain or maintain adequate insurance coverage.
Our operations, assets, and staff are exposed to various risks of damages, losses, and injuries which could threaten our business continuity, earnings, financial assets, and personnel. Our products and distribution units are exposed to risks including, among others, fire, explosion, natural hazards, machinery failure, cyber threats, infrastructure failures, and power outages, which could lead to property damage and business interruption.
Our insurance programs are periodically amended to balance owned risk and insured risk, but our insurance does not cover all of the costs and losses from all events. We are responsible for certain retentions and deductibles that vary by policy, and we may suffer losses that exceed our insurance coverage limits by a material amount. We may also incur costs or suffer losses arising from events against which we have no insurance coverage.
In addition, large-scale market trends or the occurrence of adverse events in our business, such as large-scale cybersecurity attacks, may raise our cost of procuring insurance or limit the amount or type of insurance we are able to secure. We may not be able to maintain our current coverage, or obtain new coverage in the future, on commercially reasonable terms or at all. Incurring uninsured or underinsured costs or losses could harm our business.
We may engage in strategic transactions that could impact our liquidity, increase our expenses, and present significant distractions to our management. Failure to successfully identify, complete, or integrate acquisitions into our existing operations could adversely affect our business, financial condition, or results of operations.
An important part of our current and future growth strategy is to actively pursue strategic acquisitions of companies and businesses. Accordingly, from time to time, we may consider strategic transactions, such as acquisitions of companies, asset purchases, and out-licensing or in-licensing of intellectual property, products, or technologies, which leverage our capabilities, enhance our customer base, geographic penetration, and scale to complement our current businesses. Since 2017, Octave has integrated 24 acquisitions, two of the most recent of which were completed in 2025 for an aggregate consideration of $16.8 million, net of cash acquired, two acquisitions in 2024 for an aggregate consideration of $30.6 million, net of cash acquired, and, in 2023, the acquisitions of Qognify and Projectmates were completed for an aggregate cash consideration of $348.0 million, net of cash acquired. Additional potential transactions that we may consider in the future include a variety of business arrangements, including spin-offs, strategic partnerships, joint ventures, restructurings, divestitures, business combinations, and investments.
While we believe that such transactions are an integral part of our long-term strategy, there are risks and uncertainties related to these activities. Acquisitions entail multiple risks and future transactions could increase our near- and long-term expenditures, result in potentially dilutive issuances of our equity securities, including Octave Shares, as well as the Octave SDRs, or the incurrence of debt, contingent liabilities, amortization expenses or acquired in-process research and development expenses, any of which could affect our financial condition, liquidity, and results of operations. The acquired entities’ relations with customers, vendors, key personnel, and affiliates may be negatively affected by the acquisition. There is also some risk that integration processes may prove more costly or time consuming than estimated and that anticipated synergies in whole or in part fail to materialize, or that positive impacts on earnings may take longer to realize than expected. An acquisition of a company that is not conducting its business at the high level of our standards, such as not in a sustainable way or in compliance with our Code of Business Conduct and Ethics, may have a negative impact on our reputation and brand and could have a material adverse effect on our business, results of operations, and financial position, despite our efforts to promptly remediate such conditions. Future acquisitions may also require us to obtain additional financing, which may not be available on favorable terms or at all. These transactions may not be successful and may require significant time and attention of management.
In addition, the integration of any business that we may acquire in the future may disrupt our existing business and may be a complex, risky, and costly endeavor for which we may never realize any or all potential benefits of the acquisition. Accordingly, although there can be no assurance that we will undertake or successfully complete any additional transactions of the nature described above, any additional transactions that we do complete could have a material adverse effect on our business, results of operations, financial condition, and prospects. In particular, acquisitions and strategic relationships involve the following risks, among others:
•any acquired business, technology, service, or product could underperform relative to our expectations and the price that we paid for it, or not perform in accordance with our anticipated timetable;
•we may incur or assume significant debt in connection with our acquisitions or strategic relationships;
•acquisitions or strategic relationships could cause our financial results to differ from our own estimates or the investment community’s expectations in any given period, or over the long term;
•pre-closing and post-closing earnings charges could adversely impact operating results in any given period, and the impact may be substantially different from period to period;
•acquisitions or strategic relationships could create demands on our management, operational resources, and financial and internal control systems that we are unable to effectively address;
•we could experience difficulty in integrating personnel, operations, financial, and other controls and systems, and retaining key employees and customers;
•we may be unable to achieve cost savings or other synergies anticipated in connection with an acquisition or strategic relationship;
•we may assume by acquisition or strategic relationship unknown liabilities, known contingent liabilities that become realized, known liabilities that prove greater than anticipated, internal control deficiencies, or exposure to regulatory sanctions resulting from the acquired company’s activities;
•the realization of any of the liabilities or deficiencies mentioned above may increase our expenses, adversely affect our financial position, or cause us to fail to meet our public financial reporting obligations;
•in connection with acquisitions, we may enter into post-closing financial arrangements such as purchase price adjustments, earn-out obligations, and indemnification obligations, which may have unpredictable financial results;
•in connection with acquisitions, we have recorded significant goodwill and other intangible assets on our balance sheet, and if we are not able to realize the value of these assets, we may be required to incur charges relating to the impairment of these assets; and
•we may have interests that diverge from those of strategic partners and we may not be able to direct the management and operations of the strategic relationship in the manner we believe is most appropriate, exposing us to additional risk.
In addition, we may not be able to successfully identify suitable acquisition candidates or complete transactions on acceptable terms, integrate acquired operations into our existing operations, or expand into new markets. Our failure to identify suitable strategic opportunities may restrict our ability to grow our business. Furthermore, consummation of transactions with desirable acquisition candidates may be subject to regulatory approvals, including, but not limited to the Committee on Foreign Investment in the United States, which may not be timely or approved.

Certain of the agreements by which we have acquired companies require the former owners to indemnify us against certain liabilities related to the operation of the company before we acquired it. In most of these agreements, however, the liability of the former owners is limited and certain former owners may be unable to meet their indemnification responsibilities, or applicable insurance may not apply or effectively respond to claims. There is a risk that these indemnification provisions will not protect us fully or at all, and as a result we may face unexpected liabilities that adversely affect our financial statements.
Divestitures or other dispositions could negatively impact our business, and contingent liabilities from businesses that we have sold could adversely affect our financial statements.
We continually assess the strategic fit of our existing businesses and may divest, spin-off, split-off, or otherwise dispose of businesses that are deemed not to fit with our strategic plan or are not achieving the desired return on investment, including several in the past year. These transactions pose risks and challenges that could negatively impact our business. For example, when we decide to sell or otherwise dispose of a business or assets, we may be unable to do so on satisfactory terms, within our anticipated timeframe, or at all, and even after reaching a definitive agreement to sell or dispose of a business the sale is typically subject to satisfaction of pre-closing conditions which may not become satisfied and other terms, such as earn-outs. In addition, divestitures or other dispositions may reduce or dilute Octave’s earnings per share, have other adverse financial and accounting impacts, and distract management, and disputes may arise with buyers.
Further, we have retained responsibility for and/or have agreed to indemnify buyers against some known and unknown contingent liabilities related to a number of businesses we have sold or disposed. Historical effects of such contingencies may not be indicative of their impact in the future, and future resolutions of these contingencies could accordingly have a material effect on our financial statements.
Changes in accounting standards and subjective assumptions, estimates, and judgments by management related to complex accounting matters, could significantly affect our financial results or financial condition.
Generally accepted accounting principles and related accounting pronouncements, implementation guidelines, and interpretations regarding a wide range of matters relevant to our business, such as revenue recognition, asset impairment and fair value determinations, inventories, business combinations and intangible asset valuations, leases, and litigation, are highly complex and involve many subjective assumptions, estimates, and judgments. Changes in these rules or their interpretation or changes in underlying assumptions, estimates, or judgments could have a material adverse effect on our business, results of operations, and financial position.
Following the Distribution, we may not be able to access the capital, credit, and foreign exchange markets on terms that are favorable to us, or at all, and our ability to meet our capital needs may be harmed by the loss of financial support from Hexagon.
After the Distribution, we expect to obtain any funds needed in excess of the amounts generated by our operating activities through the capital markets, bank financing, strategic relationships, or other arrangements. There is a risk that our ability to meet our capital needs, including servicing our own debt, will be harmed by the loss of financial support from Hexagon, which could have a material adverse effect on our business, results of operations, and financial condition. Hexagon can currently provide certain capital that may be needed in excess of the amounts generated by our operating activities. Generally, our working capital requirements and capital for our general corporate purposes, including acquisitions and capital expenditures, have historically been satisfied as part of the corporate-wide cash management policies of Hexagon. Following the Distribution, we may need to obtain additional financing from banks, through public offerings or private placements of debt or equity securities, strategic relationships, or other arrangements.
After the Distribution, our cost of capital may be higher than Hexagon’s cost of capital prior to the Distribution. Given the smaller relative size of Octave as compared to Hexagon after the Distribution, we may incur higher debt servicing and other costs relating to new indebtedness than we would have otherwise incurred and may be more susceptible to credit risk and liquidity risk than we were as part of Hexagon. A large portion of our total consolidated cash will also be held overseas and may not be efficiently accessible to fund our third-party debt and other financial obligations, which are expected to be primarily held in the United States. In the event of adverse capital and credit market conditions, including any increase in interest rates, we may be unable to obtain capital market financing on favorable terms, or at all. Further, changes in credit ratings issued by nationally recognized credit-rating agencies could adversely affect our ability to obtain capital market financing and the cost of such financing.
Any of these risks could have a material adverse effect on our business, results of operations, and financial position.
A proportion of our operations are in currencies other than our reporting currency, and adverse changes in exchange rates could negatively affect our results of operations.
Because of our broad geographic spread, a significant proportion of our revenues, expenses, assets, and liabilities are denominated in currencies other than Octave’s reporting currency, including the euro, Canadian dollar, Chinese renminbi, Indian rupee, British pound, and Australian dollar, which expose us to fluctuations in foreign currencies relative to the U.S. dollar and may adversely affect our financial statements. An increase in strength of the U.S. dollar against these currencies increases the effective price of our products sold in U.S. dollars into other countries, which may require us to lower our prices or adversely affect sales. A decrease in the strength of the U.S. dollar could adversely affect the cost of materials, products, and services we purchase outside the United States. Emergence of digital forms of currency may likewise, either directly or indirectly, adversely affect our business.
We may not be able to hedge such foreign exchange risks in a cost-effective manner, and our financial results may be adversely affected by adverse movements in reported results when translated into our reporting currency, the U.S. dollar.
Our ability to innovate and grow depends on our ability to attract, train, and retain highly skilled personnel, particularly in AI and other advanced technologies, and we may not be able to attract and retain key personnel.
Our success as a standalone company will depend in large part upon the leadership and performance of our management team and other key employees and our ability to recruit, develop, and retain top talent, especially in fields such as computer programming and architecture, AI, cloud computing, edge computing, and real-time data integration. Operating as an independent company will demand a significant amount of time and effort from our management and other employees and may give rise to increased employee turnover. Competition for skilled technologists is intense, particularly as technology companies and government contractors increasingly prioritize AI-driven innovation. If we are unable to attract qualified individuals or if we experience high turnover among key personnel, we may not be able to execute on our strategic roadmap. If we lose the services of members of our management team or other key employees, we may not be able to successfully manage our business or achieve our business objectives.
Following the Distribution, we will need to continue to attract and retain qualified key personnel in a highly competitive environment. Many of our personnel are required to have various subject matter expertise. We will not be able to leverage Hexagon’s historical reputation, performance, and brand identity to recruit and retain key personnel to run and operate our business. Our ability to attract, recruit, and retain such talent will depend on a number of factors, including the hiring practices of our competitors, the performance of our development programs, our compensation and benefits, our ability to build a strong company culture, work location and work environment, and economic conditions affecting our industry generally. If we cannot effectively hire and retain qualified employees, there could be a material adverse effect on our ability to operate, including to develop, implement, generate sales of, promote, market, and deliver software and hardware products, solutions and services, and provide customer support, and our business, prospects, financial condition, and results of operations could suffer significantly.
Extended implementation timelines, delays, or performance issues for our software solutions in critical infrastructure projects could expose us to contractual risks or potential liability, customer dissatisfaction, or reputational harm.
Our software implementations in critical infrastructure projects can sometimes require many months, sometimes multiple years, to complete due to the complexity of the systems and the highly regulated, mission-critical nature of the infrastructure involved. The lengthy duration of these projects increases exposure to risks, including, but not limited to, changes in customer requirements, evolving regulatory standards, technology obsolescence, resource constraints, or other unforeseen technical challenges. During extended implementation phases, which are customary in our business from time to time, delays or failures could result in breaches of contract, liquidated damages, missed deadlines, penalties, or claims for damages from customers relying on the timely deployment of our solutions.
Such delays may increase the risk of customer dissatisfaction, and if we are unable to meet contractual milestones or delivery expectations, there is a risk that one or more customers may terminate their agreements, refuse to renew, or seek alternative vendors. The loss of high-profile customers could lead other clients to reconsider or terminate their engagements with us. Some government customers may have rights to terminate certain contracts for convenience.
In addition, any performance, scalability, and quality issues with our offerings may negatively affect customer satisfaction, hinder adoption by new clients, and adversely affect our financial results and growth prospects. Delayed or failed project execution could expose us to legal liability, reputational damage, and materially and adversely affect our business, operations, and long-term growth.
Our global operations expose us to geopolitical, regulatory, and economic risks that could materially impact our business operations and financial returns.
We have made substantial investments in developing our presence and capabilities across the globe, including in several emerging markets as well as mature, but increasingly regulated, markets such as Brazil, India, Saudi Arabia, and China, which includes commercializing and deploying key software offerings tailored for local markets. Our operations and prospects in some countries are subject to a range of risks stemming from the complex and evolving geopolitical and regulatory environment. For example, trade conflicts between the United States or other jurisdictions and China may reduce the desirability of international versions of software to be licensed in such other jurisdictions, including China. Ongoing trade tensions, export control restrictions, and shifting diplomatic relations could result in retaliatory measures, including tariffs, regulatory barriers, or sanctions that limit our ability to operate or compete effectively in the region. In particular, recent Chinese government mandates promoting the purchase and use of domestic software over non-Chinese alternatives could significantly reduce demand for our products in that country, regardless of quality or performance. Changing regulations around export controls, customs/tariffs, data localization, cybersecurity, and foreign investment may also impose costly compliance burdens, restrict our ability to scale operations, continue to service certain markets, and profitably sustain business in some countries.
Geopolitical risk is a significant risk factor for global business, encompassing a broad range of issues such as political instability, shifting international relations, conflicts in the Middle East, trade wars, economic sanctions, terrorism, and state-sponsored cybersecurity threats, all of which can disrupt our operations, supply chains, customer demand, and our ability to generate profit. These risks could force us to adjust investment plans, diversify suppliers, and bolster cybersecurity measures to mitigate potential financial and operational damage, all of which may create costs and delay business plans.
These factors, individually or collectively, increase the risk that we may not realize an adequate return on our investment in certain global operations, as well as be subject to adverse publicity or political backlash. Any deterioration in international relations or unfavorable policy developments in trade policy could materially and adversely affect our revenues, strategic plans, reputation, and long-term growth opportunities.
Our U.S. federal government contracting subsidiary is subject to stringent and evolving regulatory requirements, and failure to comply could result in audit findings, penalties, or loss of contract eligibility.
We operate a separate legal entity dedicated to U.S. federal government contracting, which is subject to a distinct and complex set of regulatory and compliance obligations, including, where required, cybersecurity standards such as the U.S. Department of Defense’s Cybersecurity Maturity Model Certification program, cost accounting rules, and procurement regulations, in addition to rules relating to non-U.S. ownership, control, and/or influence. Meeting these requirements requires extensive internal controls, technical safeguards, and compliance with evolving standards. This entity must maintain strict operational independence from our commercial business, and any failure to observe this separation or meet the required standards could result in serious consequences. We are subject to frequent audits by U.S. government agencies, and failure to pass a government audit could lead to findings of noncompliance, penalties, suspension, or termination of contracts, or even debarment from future federal contracting opportunities. Given the high scrutiny applied to government contractors, even minor compliance lapses can have material reputational and financial effects. Additionally, we have an entity in our group of companies that is governed by a Proxy Agreement and the Defense Counterintelligence and Security Agreement (“DCSA”), which mitigates non-U.S. ownership, control, and/or influence. This arrangement is closely monitored by agencies of the U.S. government and prevents our management from involvement and visibility of some aspects of its business.
In addition, the regulatory landscape for federal contractors continues to evolve rapidly, with frequent updates to cybersecurity mandates, labor requirements, supply chain restrictions, and export controls. In particular, recent executive orders and congressional mandates related to software supply chain security will likely increase our development and compliance costs, particularly for legacy products or offerings developed in a decentralized or global manner, and may expose us to additional scrutiny from customers, regulators, and third-party researchers, potentially leading to reputational risks if known vulnerabilities or high-risk components are identified or if any inaccuracies result in a perceived breach of warranty, failure to comply with contractual terms, or violation of federal cybersecurity rules.
Further, when acting as a prime contractor or subcontractor on U.S. government contracts, we are subject to mandatory “flow-down” provisions, which require us to comply with numerous federal regulations and to ensure that our subcontractors do the same. These provisions often relate to cybersecurity, labor laws, ethics and business conduct, data privacy, and other regulatory areas. Ensuring compliance across complex contracting chains is operationally challenging and resource intensive. As a prime contractor, we are responsible for ensuring that our subcontractors adhere to these requirements. As a subcontractor, we are obligated to adhere to the flow-down terms passed down by the prime contractor. Failure to meet these obligations, either through our own non-compliance or that of a subcontractor, could result in breach of contract, monetary damages, disqualification from future government contracting opportunities, and reputational harm. If we fail to flow down required terms, fail to enforce subcontractor compliance, or ourselves fail to comply with requirements when we are a subcontractor, we could face audits, contract disputes, penalties, and termination for default or cause, any of which could materially and adversely affect our government contracting business and financial performance.
Keeping pace with existing requirements and any updated requirements that may apply to us in the future requires significant internal resources and ongoing investment. If we are unable to effectively manage and adapt to the shifting regulatory environment, we may be exposed to compliance risk, increased costs, and adverse effects on our ability to grow or maintain our federal business.
Failure to obtain or maintain required certifications could limit our ability to compete for business, particularly in regulated markets.
We rely on a range of certifications, permits, and accreditations—including, but not limited to, ISO (International Organization for Standardization), ITAR (International Traffic in Arms Regulations), FedRAMP (Federal Risk and Authorization Management Program), SOC 2 (Service and Organization Controls 2), and CMMC (Cybersecurity Maturity Model Certification), as well as other various industry-specific or technical credentials—to demonstrate compliance with industry standards, regulatory requirements, and customer expectations. These certifications are essential for us to bid on, win, and retain certain public and private sector contracts, especially those involving sensitive data or national security implications. Achieving and maintaining them requires significant investment in systems, processes, personnel training, and audits. Failure to meet the necessary requirements or successfully pass assessments may result in the suspension, revocation, or denial of certifications.
If we are unable to obtain or maintain any of these certifications, or if delays or deficiencies occur during the certification or re-certification processes, we may be disqualified from contract opportunities, experience contract terminations, or lose competitive standing. In addition, our reputation with government customers and industry partners may be harmed, and we may be exposed to penalties or additional compliance obligations. Any such outcomes could materially and adversely affect our operations, revenue, and long-term strategic growth in regulated markets.

The estimates of total addressable market (TAM) and serviceable addressable market (SAM) and growth forecasts included in this information statement may prove to be inaccurate, and even if the markets in which we compete achieve the forecasted growth, our business could fail to grow at a similar rate, if at all.
The estimates of market opportunity—including total addressable market and serviceable addressable market—and forecasts of market growth included in this information statement may prove to be inaccurate. Market opportunity estimates and growth forecasts included in this information statement are subject to significant uncertainty and are based on assumptions and estimates that may not prove to be accurate. The variables that affect the calculation of our market opportunity are also subject to change over time.
Our expectations regarding potential future market opportunities that we may be able to address are subject to uncertainty. For example, our expectations regarding future market opportunities in industrial and infrastructure asset lifecycle software markets depend, among other things, on the extent to which we are able to develop new products and features that expand the applicability of our offerings. In particular, future market opportunities related to our transition to an SaaS business model are dependent on our success in migrating customers to our new offerings, delivering compelling SaaS solutions, and competing with established SaaS providers. See “—Our transition to a SaaS business model presents significant risks, and failure to execute this strategy successfully could materially harm our financial performance.” In addition, our expectations regarding future market opportunities represented by AI and related innovations are subject to uncertainties relating to the fact that AI and related innovations are at a nascent stage and may not grow at the rates or in the manner we expect. See “—Advances in AI could adversely affect our business model.”
We cannot assure you that any particular number or percentage of addressable customers covered by our market opportunity estimates will purchase our solutions at all or generate any particular level of revenue for us. In addition, any expansion in our market depends on a number of factors, including the cost, performance, and perceived value associated with our offerings and those of our competitors. Even if the market in which we compete meets the size estimates and growth forecasted in this information statement, our business could fail to achieve a substantial share of this market or grow at a similar rate, if at all. Our growth is subject to many risks and uncertainties. Accordingly, the estimates of market opportunity or forecasts of market growth included in this information statement should not be taken as indicative of our future growth.
Risks Relating to Our Technology
Our products and services often rely on enabling technology, connectivity, software, and intellectual property that in certain instances we do not own or control. Failure to renew or expand existing licenses may require us to modify, limit, or discontinue certain offerings, which could materially affect our business, financial condition, and results of operations. Some of our products and services contain third-party commercially licensed and open-source software, which may pose particular risks to our proprietary software, products, and services in a manner that could have a negative effect on our business.
Our operations depend upon third-party technologies, software, and intellectual property, and we rely on products, technologies, and intellectual property that we license from third parties for use in our services. We cannot assure that these third-party licenses, or support for such licensed products and technologies, will continue to be available to us on commercially reasonable terms, if at all, or that such items will be free from error. Failure to fully comply with licensing terms for commercially licensed components in how we use, modify, or distribute these components could lead to claims of infringement, litigation, financial penalties, or require that we cease using such components and alter or remove related functionalities from our products. In addition, we cannot be certain that our licensors are not infringing the intellectual property rights of others or that our vendors and licensors have sufficient rights to the technology in all jurisdictions in which we may operate. Some of our license agreements may be terminated by our licensors for convenience. In the event that we cannot renew and/or expand existing licenses, we may be required to discontinue or limit our use of the products and technologies that include or incorporate the licensed intellectual property. If we are unable to obtain necessary technology from third parties, we may be forced to acquire or develop alternate technology, which may require significant time and effort and may be of lower quality or performance standards. This would limit and delay our ability to provide new or competitive offerings and increase our costs.

We also face risks related to the license obligations for open-source or third-party sourced components, which have been known to introduce security vulnerabilities, have other errors or weaknesses, or may impose conditions on our use of such components that are inconsistent with our business model or proprietary interests. For example, some open-source software licenses require those who distribute open-source software as part of their own software product to publicly disclose all or part of the source code to such software product or to make available any derivative works of the open-source code on unfavorable terms or at no cost, and we may be subject to such terms. Additionally, we could face claims from third parties alleging ownership of, or demanding release of, the open-source software or derivative works that we developed using such software, which could include our proprietary source code, or otherwise seeking to enforce the terms of the applicable open-source license.
In addition, open-source and third-party components can contain undisclosed vulnerabilities, viruses, worms, malware, ransomware, spyware, backdoors, Trojan horses, time bombs, or other malicious code, which may expose our products and customers to cybersecurity threats. The use of certain open-source software in particular can lead to greater risks than use of third-party commercial software, as open-source licensors generally do not provide warranties or controls on the origin of software.
Any of these risks could be difficult to eliminate or manage, and any failure to adequately address these legal, compliance, or security issues could materially and adversely affect our operations, reputation, and financial condition.
A significant disruption in, or breach in security of, our information technology systems or data could adversely affect our business, reputation, and financial condition.
We rely on a variety of information technology systems, some of which are provided and/or managed by third parties, to process, transmit, and store electronic information (including sensitive data such as confidential business information and personal data relating to employees, customers, other business partners, and clients), and to manage or support a variety of critical business processes and activities (such as receiving and fulfilling orders, billing, collecting and making payments, delivering products, providing services and support to customers, and fulfilling contractual obligations).
In addition, some of our software and services incorporate information technology that may house personal data and some products or software we sell to customers may connect to our systems for maintenance or other purposes. These systems, products, and services (including those we acquire through external contracting or business acquisitions) may be damaged, disrupted, or shut down due to attacks by computer hackers, computer viruses, ransomware, human error or malfeasance, power outages, hardware failures, telecommunication or utility failures, catastrophes, or other unforeseen events, and in any such circumstances our system redundancy and other disaster recovery planning may be ineffective or inadequate. Such an event may implicate data privacy notifications, and resulting fines and/or damages. Attacks may also target hardware, software, and information installed, stored, or transmitted in our products after such products have been purchased and incorporated into third-party products, facilities, or infrastructure. Security breaches of our systems, regardless of whether the breach is attributable to a vulnerability in our products or services, or security breaches of third parties’ systems, which we rely upon to process, store, or transmit electronic information, could result in the misappropriation, destruction, or unauthorized disclosure of confidential information or personal data belonging to us or to our employees, partners, or customers. Like most multinational corporations, our information technology systems have been subject to computer viruses, malicious codes, old versions, unauthorized access, and other cyber-attacks, including various types of phishing, and we expect the sophistication and frequency of such attacks to continue to increase. Unauthorized tampering, adulteration or interference with our products may also adversely affect product functionality and result in loss of data, system unavailability, risk to customer safety and product recalls or field actions. These situations can also have negative effects under various data privacy, data sovereignty laws and regulations, as well as contractual requirements.
Any of the attacks, breaches or other disruptions or damage described above could interrupt our operations or the operations of our customers and partners, delay production and shipments, result in theft of our and our customers’ intellectual property, data, and trade secrets, damage customer, business partner, and employee relationships and our reputation, or result in defective products or services, legal claims and proceedings, liability and penalties under privacy laws or contractual provisions, and increased costs for security and remediation, each of which could have a material adverse effect on our business, results of operations, and financial position.
Outages of cloud-related infrastructure could severely disrupt our operations, which could reduce customer trust and decrease demand for our products and services.
Our cloud-based products are central to our service offerings. We depend on third-party cloud service providers, which are subject to outages, cyberattacks, hardware failures, software bugs, human error, and other operational risks beyond our control. We do not control the operations of our cloud providers, and we cannot ensure uninterrupted service or fully mitigate the risks associated with third-party infrastructure failures. In addition, we may lack full redundancy and failover infrastructure across geographically distinct server farms or data centers, which exposes us to heightened risk in the face of cybersecurity incidents, natural disasters, or cascading infrastructure failures affecting our cloud service providers.
In the event of a widespread outage affecting our primary cloud infrastructure provider or hosting region, we may be unable to reroute traffic or restore service in a timely manner. A prolonged disruption or an unrecoverable outage could leave customers without access to essential systems. Any major service disruption, particularly without adequate failover capacity, could materially and adversely affect our business, revenue, and reputation and our ability to compete in software markets that are dependent on cloud-based services.
Global software development is inherently susceptible to certain risks, including inconsistent oversight and quality control.
We develop some of our software in regional offices or subsidiaries, which requires certain activity outside the direct oversight of our core software development team. There is a risk that steps taken to manage this process prove insufficient, and this approach can result in regional teams developing software products or updates without full adherence to our centralized quality assurance and security and compliance protocols. Such decentralization increases the risk that we fail to maintain consistent development standards and that software is released with defects, errors, or vulnerabilities, or which does not comply with all applicable regulatory standards, updated components, or industry best practices. Any such failures could expose us to a variety of losses, including, but not limited to, regulatory penalties, contractual breaches, customer dissatisfaction, and potential operational failures.
Advances in AI could adversely affect our business model.
The rapid evolution of AI poses a potential threat to many aspects of our business, including the SaaS model that we increasingly rely on. We anticipate that AI will become increasingly capable of autonomously generating, customizing, and deploying software-like solutions to address certain user needs. If customers perceive that AI-powered tools can more efficiently or affordably meet their needs, our standardized software may experience declining adoption, reduced pricing power, or shortened product lifespans. For example, AI is already being used to automate functions historically performed by humans, such as processing real-time data and initiating action without human intervention. AI-related innovation could significantly reduce or eliminate the need for software licenses and related services, which currently represent a source of revenue for us.
We also face increasing demand for solutions that integrate AI, support real-time ingestion of diverse data streams, and operate seamlessly in cloud environments. Failure to adapt our business model to emerging AI trends or to differentiate our offerings in the face of AI-driven commoditization could materially and adversely affect our revenues, growth prospects, and competitive position. Further, AI and related innovations are still in a nascent stage. This is a period of rapid innovation and significant investment, but also one of considerable uncertainty. Partnering with an AI provider that does not succeed or become a prevailing industry standard can lead to significant financial losses and damage our reputation and our ability to compete in the future. This is also applicable to many emerging areas of software technology, including, but not limited to, quantum computing, blockchain, robotic process automation, edge computing, low-code/no-code platforms, and the Internet of Things.
If we are unable to anticipate and adapt to these shifts in technology, including transitioning away from legacy revenue models and developing new and competitive offerings, we may experience declining sales, customer attrition, and reduced market relevance.

Our business is dependent upon substantial and sustained investment in information technology, infrastructure and systems.
The efficient operation of our business will require substantial investment in technology infrastructure systems, including supply chain management systems, digital commerce systems, process management, and connected solutions. Many of our products also depend on the quality of our customer’s technology infrastructure. The inability to fund, acquire, and implement these systems, or our customers’ inability or unwillingness to maintain the same for themselves, may impact our ability to respond effectively to changing customer expectations, manage our business, deliver projects, scale our solutions effectively, or impact our customer service levels, which may put us at a competitive disadvantage, result in breaches of contract, and negatively impact our financial results. Repeated or prolonged interruptions of service, due to problems with our systems or third-party technologies, whether or not in our control, could have a significant negative impact on our reputation and our ability to sell products and services. Our offices and related information technology infrastructure assets are located in geographies that are subject to various events of force majeure (including so-called acts of God), which may disrupt service for our operations or for our customers.
We are highly dependent upon a variety of internal and outsourced computer and telecommunication systems to operate our business and for our products to perform reliably. In order to support our continued operational ability and growth, we must maintain and continuously upgrade our information systems, which are critical to our operational, accounting, and financial functions. We must also ensure that our offerings remain compatible with the latest information technology standards. Failure to properly or adequately invest in and maintain these systems could result in the diversion of management’s attention and resources and could materially adversely affect our operating results and impact our ability to efficiently manage our business. Our existing information systems may become obsolete, requiring us to transition our systems. Such a transition would be time consuming, costly, and would require diversion of management resources. Our information systems are also dependent on uninterrupted provisions of service by certain external suppliers of technology and services.
Further, as we are dependent upon our ability to gather and promptly transmit accurate information to key decision makers, our business, results of operations, financial condition, and cash flows may be adversely affected if our information systems do not allow us to transmit accurate information, even for a short period of time. Failure to properly or adequately address these issues could impact our ability to perform necessary business operations, which could adversely affect our reputation, competitive position, business, results of operations, financial condition, and cash flows.
We must attract and retain qualified personnel to operate our systems, expand and improve them, integrate new programs effectively with our existing programs, and convert to new systems efficiently when required. Any disruption to our business due to such issues, or an increase in our costs to cover these issues that is greater than what we have anticipated, could have an adverse effect on business, financial condition, results of operations, and cash flows. Our customers rely increasingly on our electronic ordering, support portals, and information systems as a source for product information, including availability, delivery, maintenance, and pricing. Our systems, or those on which we rely that are provided by third-parties or other partners, may fail or experience disruptions, and any significant failure or disruption of these systems could prevent us from making sales, ordering and delivering products, and otherwise conducting our business. Any material disruption of our information systems, the infrastructure they rely on, or any network could impair our order processing, support, and delivery or prevent our partners and customers from accessing information and cause us to lose business or damage our reputation and could have a material adverse effect on our business, results of operations, and financial position.
Our software may contain vulnerabilities, defects, or otherwise fail to perform as expected, including due to inaccurate outputs or malfunctions caused by AI. Any defects, security vulnerability, inaccurate outputs, or failures could lead to serious injury or death and could expose Octave to material liability, loss of customers, and reputational harm. In addition, increased exposure to cybersecurity threats could result in costly breaches, liability, and rising cybersecurity insurance premiums.
Manufacturing or design defects or “bugs” in, safety or quality issues (or the perception of such issues) with respect to, or inadequate disclosure of risks relating to the use of products and services that we make or sell

(including items that we source from third parties) can lead to personal injury, death, property damage, or other liability.
Our software is integral to the operation of mission critical functions for our customers. A defect, bug, or undetected vulnerability could cause the software to malfunction or fail, and it is not technically or financially feasible to identify every potential flaw in complex software systems. In addition, our offerings are responsible for integrating and interpreting large volumes of real-time data from a growing number of sources, including, but not limited to, sensors, mobile devices, security cameras, drones, scanners, alarms, and other applications. Additionally, our software integrates multiple AI models, and there is a risk that such algorithms could generate inaccurate outputs, including algorithmic hallucinations, or cause the software to malfunction. As the data environment becomes more complex, including due to the use of AI to create and analyze data or otherwise use the software, our systems face an increased risk of latency, overload, error or misinterpretation. Any such malfunction, failure, or security vulnerability could lead to delays or errors, potentially resulting in severe injury or loss of life.
Our business model relies heavily on recurring revenue from long-term contracts with customers and the provision of ongoing support and maintenance. These customers demand high reliability and performance due to the mission-critical nature of our software. Any failure by our software to perform as intended could result in liability exposure, reputational damage, and a loss of trust by existing and prospective customers, many of which are public sector or critical infrastructure. Additionally, we may become subject to government investigations, civil litigation or indemnification claims, regulatory actions, or penalties, and could be disqualified from bidding on or performing government contracts at the local, state, or federal level. Furthermore, material failures in our software could impact our ability to maintain insurance coverage or result in higher premiums. Any of these outcomes could materially and adversely affect our business, financial condition, and results of operations.
Further, vulnerabilities in our software may be exploited by malicious actors through increasingly sophisticated cyberattacks. Any exploitation of a vulnerability in our software could result in data breaches, service outages, unauthorized system access, or misuse of mission-critical functions, especially in sensitive sectors that we serve. In addition, independent researchers, adversaries, and commercial entities are often incentivized or contracted to probe software for weaknesses. Public disclosure of a vulnerability could lead to reputational damage, legal exposure, or regulatory scrutiny, and major cybersecurity incidents could materially and adversely affect our financial condition, customer relationships, and long-term reputation. Any cybersecurity breaches may also drive higher costs for cybersecurity compliance, incident response, and insurance coverage. In particular, cyber liability insurance premiums may rise materially as the threat landscape intensifies, and some coverage may become limited or unavailable for known or exploitable vulnerabilities.
Continued use of legacy products by customers, many of which are no longer supported or reviewed for security vulnerabilities, exposes us to potential liability and reputational risk.
Some of our customers elect to continue to use legacy or obsolete software products that have reached the end of their support lifecycle and are no longer actively maintained, updated, or reviewed for security vulnerabilities by our team. While we may provide limited assistance or legacy support under certain agreements, these products do not benefit from ongoing patches or vulnerability assessments, and some of these products contain known vulnerabilities that may not be patched or mitigated due to the end of their development lifecycle. In some cases, we may be contractually or operationally unable to compel customers to upgrade or migrate to more secure solutions.
The continued use of these legacy products by customers increases the risk of incorrect performance, cybersecurity incidents, including unauthorized access, data breaches, or system failures. If such incidents occur, we could face legal claims, contractual penalties, or regulatory scrutiny. Moreover, reliance on obsolete products may harm our reputation and erode customer confidence, particularly in industries where security and compliance are critical. We may also incur increased costs managing legacy support or dealing with the consequences of vulnerabilities in outdated products. Failure to adequately address these risks associated with obsolete products could materially and adversely affect our business, financial condition, and relationships with customers.

Legal Risks
The sectors we serve are subject to a variety of regulations, applicable laws, and other unpredictable risks. Changes in governmental regulations and laws, or other forces, may reduce demand for our products or services, increase our expenses, or otherwise hinder our future growth and profitability.
Our main markets are subject to a variety of regulations and applicable laws. Our operations may be affected by regulatory changes, tax changes (including tariffs and customs duties) and other trading obstacles, political changes and pricing and currency controls, as well as other government legislation and restrictions in the countries where we are active or seek to expand into. Our international footprint subjects us to many risks, including, but not limited to, staffing and managing international operations; the interaction of multiple jurisdictions with respect to taxes, regulations, and permit requirements; tariffs, trade restrictions, immigration, price and exchange controls, and other regulatory requirements; fluctuations in currency exchange rates, interest rate increases, which could result in increased operating expenses and reduced revenues, and other obligations related to doing business in other countries; and compliance with tax, employment, trade compliance, immigration and labor laws, and regulations and restrictions for employees living or traveling abroad.
Changing regulatory requirements and increasingly stringent rules in certain areas in which we work impose a risk of non-compliance with these regulations, which could potentially result in substantial legal fees and damage to our reputation. More stringent regulations, laws, and treaties have been passed in most countries, such as those in the EU, or are being developed in several jurisdictions relating to privacy, the use of AI, transfers of technology, and storage and access to certain data. In addition, we remain subject to data protection regulations, which continue to evolve and are not uniform in nature across jurisdictions. Additional areas of regulatory uncertainty include laws and regulations related to export controls and sanctions, foreign-direct investment, controls and disclosures, anti-corruption, customs, government procurement, competition, and sustainability. New laws and regulations could result in increased compliance and operating costs, and the delivery of products and services that comply with contractual requirements may present certain risks particularly in light of frequent regulatory change. Other events outside of our control may impact our operations, regardless of whether or not leading to a change in laws or regulations, such as event of force majeure (including so-called acts of God), flood, fire, earthquake, hurricanes, tornados, volcanos, explosion, tsunami, ice storms, pandemic, endemic, oil spills, public health emergencies, other natural disasters, wars, invasion or hostilities, terrorist threats or acts, riot, civil unrest, insurrection, national emergency, revolution, labor disputes, strikes or slowdowns, shortage of adequate power supply or provision of transportation, economic policy conflicts and similar force majeure events. For example, in April 2022, Hexagon took the action to freeze exports to Russia in response to Russia’s invasion of Ukraine, which materially impacted our operations then part of Hexagon. Frequently, the impact of such events are not readily apparent and may be the result of prudent, advisable, or reasonable decisions or interpretations, rather than required by applicable laws or regulations. Other wars, conflicts, or threatened or actual hostilities could require us to take similar action in the future in other jurisdictions, which can adversely affect our business, financial condition, and relationships with customers.
We are subject to anti-corruption, anti-money laundering, export control, sanctions and other trade laws and regulations, and can face serious consequences for violations.
Among other matters, U.S. and non-U.S. anti-corruption, anti-money laundering, export control, sanctions and other trade laws and regulations, including the U.S. Foreign Corrupt Practices Act (the “FCPA”), prohibit companies and their employees, agents, clinical research organizations, legal counsel, accountants, consultants, contractors and other partners from authorizing, promising, offering, providing, soliciting, or receiving, directly or indirectly, corrupt or improper payments or anything else of value to or from recipients in the public or private sector. We operate in many parts of the world that have experienced elevated levels of public sector corruption. Many anti-corruption laws also prohibit bribery of private sector individuals and thus extend far beyond interactions with government officials. We also will be subject to the FCPA’s accounting provisions, which will require us to keep accurate books and records and to maintain an adequate system of internal accounting controls sufficient to provide reasonable assurances of management’s control, authority, and responsibility over our assets.

Global enforcement of trade compliance laws has increased substantially in recent years, with more frequent voluntary self-disclosure by companies, aggressive investigations (including coordinated investigations across countries and governmental authorities) and enforcement proceedings by U.S. and non-U.S. governmental agencies, and assessment of significant civil and criminal fines, penalties, and other sanctions against companies and individuals. We also face the risk of unauthorized payments, offers of payments or requests for payments being made by our employees, intermediaries, channel partners and their sub-parties, customers or customer representatives, consultants, or other representatives. We may face liability under trade compliance laws based upon the actions or inactions of these parties even when they are not subject to our control and/or are not contractually bound to us. We may also face liability from employee misconduct, such as fraud or reckless conduct, which cannot always be deterred or prevented. Consequences for violations include civil, administrative, and criminal penalties.
It is our policy to develop and implement safeguards and to educate our employees and certain third parties concerning these legal requirements, screen various transactions and/or shipments, and to prohibit improper practices. However, our existing safeguards and any future improvements may not always be effective, and employees or certain third parties may engage in conduct for which we may be held responsible or suffer reputational harm. Additionally, global laws and regulations may present conflicts making full, technical compliance with all potential laws and regulations challenging, difficult, or impossible, which may lead to breaches of contracts or other losses.
Any alleged or actual violations of these laws or regulations may subject us to government scrutiny, criminal, civil or administrative sanctions, shareholder lawsuits, reputational damage, and other liabilities. In some instances, we may make self-disclosures to relevant authorities who may pursue or decline to pursue enforcement proceedings against us. In addition, governmental entities may seek to hold us liable for violations committed by any companies in which we invest or that we may acquire or do business with. The costs associated with the investigation, remediation, and potential notification of any violation to customers, regulators, and counterparties could be material. Any of the foregoing could have a material adverse effect on our business, results of operations, and financial position.
We are subject to antitrust and competition laws that can result in sanctions and conditions on the way we conduct our business.
We are subject to antitrust and competition laws, which generally prohibit certain types of conduct deemed to be anti-competitive, including price fixing, bid rigging, cartel activities, price discrimination, market monopolization, tying arrangements, acquisitions of competitors, and other practices that have, or may have, an adverse effect on competition. Given the nature of our business, which involves providing software license and subscription solutions across the industrial and infrastructure value chain, our commercial practices may attract heightened scrutiny from competition authorities. Regulatory authorities may have authority to impose fines and sanctions or to require changes or impose conditions on the way we conduct business in connection with alleged non-compliance with applicable law. Under certain circumstances, violations of antitrust laws could result in suspension or debarment of our ability to contract with certain parties or complete certain transactions. In addition, an increasing number of jurisdictions also provide private rights of action for competitors or consumers to seek damages asserting claims of anti-competitive conduct. Because we operate in multiple jurisdictions with differing competition regimes, including the Americas, EMIA (Europe, Middle East, India and Africa) and APAC (Asia-Pacific region, excluding India), the complexity and cost of compliance can be significant and may continue to increase.
Increased government scrutiny of our actions or enforcement or private rights of action could adversely affect our business or damage our reputation. Conducting internal investigations or responding to audits or investigations by government agencies could be costly and time-consuming. An adverse outcome under any such investigation or audit could subject us to fines or criminal or other penalties, which could have a material adverse effect on our business, results of operations and financial position.

We are subject to stringent laws related to privacy, data protection, and cybersecurity laws, as well as other information security frameworks and regulations, and the failure to comply with such requirements could subject us to a variety of harms, including significant fines and penalties, litigation and reputational damage, any of which may have a material adverse effect on our business, financial condition, or results of operations.
We are subject to laws and regulations covering data privacy and the protection of personal information. The legislative and regulatory landscape for privacy and data protection continues to evolve, and there has been an increasing focus on privacy and data protection issues which may affect our business. In the United States, numerous U.S. federal and U.S. state laws and regulations, including state security breach notification laws and U.S. federal and state consumer protection laws, govern the collection, use, disclosure, and protection of personal information. Each of these laws is subject to varying interpretations by courts and government agencies, creating complex compliance issues for us. If we fail to comply with applicable laws and regulations, we could be subject to penalties or sanctions.
We are subject to similar laws and regulations outside of the United States, including the General Data Protection Regulation (“GDPR”) in the EU and the U.K. data protection legislation (including the GDPR, as it forms part of the law of the United Kingdom by virtue of the European Union (Withdrawal) Act 2018 (the “U.K. GDPR”) and the U.K. Data Protection Act 2018 (the “U.K. Data Protection Act”)). Data protection authorities have the power to impose substantial administrative fines for violations, in addition to any civil litigation or damages from claims. Ensuring ongoing compliance with these laws requires continuous investment in legal, technical, and procedural safeguards. Privacy laws and regulations in other regions of the world, such as Asia and Latin America, are also becoming stricter and may impose additional requirements on our business.
In addition, many jurisdictions in which we operate are increasingly requiring that customer data be stored and processed within the jurisdiction where the data originates. We have made investments to comply with such regulations in countries where we have a significant market presence. However, in jurisdictions where we lack existing infrastructure, compliance with data-residency requirements may require us to lease local data centers or establish in-country cloud partnerships, and the limited revenue opportunity in some of these markets may make such investments cost-prohibitive, thus limiting our global expansion. As more countries adopt or tighten data sovereignty regulations, we may face a growing number of markets where legal compliance is either infeasible or economically disadvantageous.
Further, several jurisdictions have enacted or proposed new laws that impose strict requirements on software and technology providers, including mandatory and immediate disclosure of vulnerabilities, security flaws, or breaches once identified. Most notably, the EU has adopted the Cyber Resilience Act (“CRA”), which imposes strict obligations related to secure design, development, and maintenance of software and hardware products, as well as mandatory incident reporting, vulnerability handling, and conformity assessments. Achieving and maintaining compliance with the CRA may require significant changes to our development, security, and quality assurance processes, particularly for legacy products or offerings. These and other emerging requirements may materially increase the cost of compliance, and any failures to detect, report, or fix vulnerabilities within mandated timelines could subject us to fines, penalties, or enforcement actions. Moreover, any requirement to disclose a vulnerability before it is patched can increase the risk of exploitation by malicious actors, potentially leading to reputational damage, customer loss, or legal claims. If we are unable to meet these emerging obligations in a timely or cost-effective manner, our business, financial condition, and results of operations could be materially and adversely affected.
Our ongoing efforts to comply with the above-described evolving laws and regulations may be costly and require ongoing modifications to our policies, procedures, and systems. If we or third parties fail to adequately safeguard confidential personal data, or if such information or data is wrongfully used by us or third parties or disclosed to unauthorized persons or entities, such an event could have a material adverse effect on our business results, cash flows, financial condition, or prospects.

If we do not successfully manage our customer contracts, collaboration arrangements, licensing arrangements, joint ventures, or strategic alliances with third parties, we may not realize the expected benefits from such arrangements, which could adversely affect our business.
We enter into a variety of contracts, including, but not limited to, customer-facing contracts, collaborations, licensing arrangements, joint ventures, or strategic alliances with third parties to complement or implement our capabilities, including in research and development, product development, delivery and integration, manufacturing, and marketing. Evaluating, appropriately structuring, negotiating, and implementing such arrangements may be a lengthy and complex process and must meet with applicable business, legal, technical, tax, and compliance requirements. The resulting contracts with these parties are also often complicated and based on the forms of the relevant counter-party. Other companies may compete with us for these opportunities. As a result, we may not identify, secure, or complete such arrangements in a timely manner, on a cost-effective basis or on otherwise favorable terms, if at all.
We may not realize the expected benefits from these arrangements and a breach of these contracts could result in damages or other negative outcomes. We may not be able to exercise sole decision-making authority regarding any such contracts. This could create the risk of non-compliance with terms and conditions, impasses on decisions, or conflicting interpretations of requirements, and even liquidated damages for delays, given that our partners in these arrangements may have economic or business interests that diverge from our interests. Conflicts may arise in these arrangements concerning the achievement of performance milestones or the interpretation of significant terms under any agreement (including financial obligations), termination rights, or the ownership or control of intellectual property developed during the arrangement. Our customers and partners may suffer adverse commercial, financial, or legal circumstances that are outside of our control and may jeopardize their success, our customers and partners may terminate their relationships with us, or breakdowns in these relationships may give rise to disputes. Given the potentially different interests of the parties involved, we could suffer delays in product development or other operational difficulties.
These arrangements may require us to incur non-recurring and other charges, increase expenditures, or disrupt our ordinary business activities. These arrangements may expose us to known and unknown risks, including unique risks with respect to the economic, political, and regulatory environment of any entity with which we partner, quality control, and legal and regulatory violations committed by partners whose actions are outside of our control.
Any of these risks could be difficult to eliminate or manage, and any failure to adequately address these contract-related issues could materially and adversely affect our business, prospects, financial condition, and results of operations.
We may become involved in litigation, including commercial or securities litigation, arbitration, and governmental proceedings.
We are involved in, or threatened with, legal, arbitration, and governmental proceedings or investigations from time to time in the ordinary course of our business, including disputes with employees, competitors, customers, vendors, suppliers, authorities, regulators and other parties, which may concern allegations of, among other things, breaches of contract, product defects, intellectual property infringement, logistics or manufacturing related topics, employment issues, termination of business relationships, failure to meet contract specifications or alleged or suspected violations of applicable laws in various jurisdictions. Determining reserves for our pending litigation is a complex and fact-intensive process that requires significant subjective judgment and speculation. It is possible that a resolution of such proceedings that arise could result in substantial damages, settlement costs, fines and penalties that could adversely affect our business, financial condition and results of operations. These proceedings could also be costly and result in harm to our reputation and brand, sanctions, consent decrees, injunctions or other orders requiring a change in our business practices.
The outcome of pending or potential future legal, arbitration, and governmental proceedings is difficult to predict, and excessive verdicts do occur. If such proceedings are determined adversely to us, we may be required to change our business practices or we may incur fines, penalties, or monetary losses, some of which may be significant or could disrupt the operation of our business. Exposure to litigation or other government action, whether directed at us, our customers, vendors, or channel partners, or our or their respective business partners, could also result in the distraction of management resources and adversely affect our reputation.
Additionally, our share price, as well as the Octave SDR price, could be volatile, particularly during the period immediately following the Distribution and until the market has evaluated the operations of our business. In the past, companies that have experienced volatility in the market price of their stock may have been subject to claims, such as securities class action litigation. In addition, should the market price of our shares drop significantly, shareholders may institute securities class action lawsuits against us. A securities-related lawsuit against us could cause us to incur substantial costs and could divert the time and attention of our management and other resources.
Any of these consequences could adversely affect our business, financial condition and results of operations. Furthermore, under certain circumstances, we have contractual and other legal obligations to indemnify and incur legal expenses on behalf of our business and commercial partners and current and former directors, officers and employees.
Our software could be subject to unauthorized access, misuse, or diversion, which may result in serious legal, regulatory, and reputational consequences.
We develop and sell mission-critical software subject to export controls and sanctions laws and regulations, some of which have heightened national security-related limitations. These products could be obtained through hacking, cracking, theft, diversion of a legitimate sale, a security vulnerability or otherwise by unauthorized parties, including users who are subject to international sanctions or appear on the U.S. Department of the Treasury’s Specially Designated Nationals (“SDN”) list or other restricted parties lists. Such an event could trigger investigations and enforcement actions by the U.S. Department of Commerce, Department of State, Department of the Treasury, or other U.S. or international regulatory agencies, potentially resulting in severe civil or criminal penalties, loss of export privileges, and reputational harm. Even inadvertent or indirect violations of export control laws, including if our customer resells or transfers our software products without our permission to a prohibited jurisdiction or end user, could have material adverse consequences.
Our software may be subject to unauthorized copying, distribution, or use of our software, which is often referred to as software piracy. Although we use various technical and contractual measures to protect against and discourage software piracy, these measures may be circumvented or fail to prevent misappropriation. Software piracy could result in reduced revenue, increased cost of enforcement, and harm to our reputation if unauthorized or altered versions of our products are associated with performance issues, data loss, or security breaches.
Misuse of our software by customers or third parties could result in product liability claims, regulatory scrutiny, or reputational harm, any of which could materially and adversely affect our business, financial condition, and results of operations. Additionally, the use or misuse of our technology in military or paramilitary activities that are contrary to U.S. foreign policy objectives could subject us to public criticism, loss of customer or government trust, and restrictions on future contracts or international operations. While we take reasonable and prudent steps to prevent these outcomes, any such developments could materially and adversely impact our business, results of operations, and prospects.
Our Board of Directors may change significant corporate policies without shareholder approval.
Our financing, borrowing and dividend policies and our policies with respect to all other activities, including growth, debt, capitalization, and operations, will be determined by our Board of Directors. These policies may be amended or revised at any time and from time to time at the discretion of our Board of Directors without a vote of our shareholders. In addition, our Board of Directors may change our policies with respect to conflicts of interest provided that such changes are consistent with applicable legal requirements. A change in these policies could have a material adverse effect on our business, results of operations, financial condition, the per-share trading price of Octave Class B Ordinary Shares and Octave SDRs, and our ability to satisfy our debt service obligations and to pay dividends to our shareholders.

Risks Relating to Tax Matters
We may face adverse changes in applicable tax rates, unfavorable rulings by tax authorities, or other adverse changes to applicable tax guidelines and agreements.
We operate through subsidiaries in a number of jurisdictions. Domestic or cross-border transactions, including restructurings, frequently present tax risks, for example due to complexity in local tax rules and/or the absence of global or harmonized transfer pricing rules. Local tax authorities follow their own local transfer pricing rules and authorities interpret transfer pricing guidelines differently. Risks are also presented by new accounting rules or interpretations by the applicable governing bodies. We interact with local taxing authorities and frequently have several ongoing tax audits in progress, which may affect, for example, our U.S. federal income tax liability and claimed carrybacks of net operating losses. Our interpretation of prevailing tax law, tax treaties, Organisation for Economic Co-operation and Development (“OECD”) guidelines and agreements entered into with foreign tax authorities may be challenged by tax authorities in some countries. Rules and guidelines may also be subject to future changes which can have an adverse effect on our tax position and reduce cash available for use. Furthermore, a change in the business or part of the business can have an impact on agreements entered into with tax authorities in some tax jurisdictions. The tax rate may increase if large acquisitions are made in high tax jurisdictions or if the corporate tax rates change in countries where we carry out substantial business.
Any of these risks could be difficult to eliminate or manage, and any failure to adequately address these tax-related risks could materially and adversely affect our business, prospects, financial condition, and results of operations.
If the Distribution does not qualify as a transaction that is generally tax-free for U.S. federal income tax purposes, U.S. Holders could be subject to significant tax liabilities.
Hexagon expects to obtain an opinion of tax counsel regarding qualification of the Distribution as a transaction that should generally be tax-free for U.S. federal income tax purposes under Section 355 of the Code. The opinion of tax counsel would be based upon and rely on, among other things, certain facts and assumptions, as well as certain representations, statements and undertakings of Hexagon and us, including those relating to the past and future conduct of Hexagon and us. If any of these representations, statements or undertakings are, or become, incomplete or inaccurate, or if we or Hexagon breach any of the respective covenants in any of the agreements related to the separation and Distribution, the opinion of tax counsel could be invalid and the conclusions reached therein could be jeopardized.
Notwithstanding any opinion of tax counsel, the IRS could determine that the Distribution should be treated as a taxable transaction if it were to determine that any of the facts, assumptions, representations, statements or undertakings upon which any opinion of tax counsel was based were false or had been violated, or if it were to disagree with the conclusions in any opinion of tax counsel. Any opinion of tax counsel and tax advisors would not be binding on the IRS or the courts, and we cannot assure that the IRS or a court would not assert a contrary position. Hexagon has not requested, and does not intend to request, a ruling from the IRS with respect to the treatment of the Distribution or certain related transactions for U.S. federal income tax purposes.
If the Distribution were to fail to qualify as a transaction that is generally tax-free for U.S. federal income tax purposes under Section 355 of the Code, in general, U.S. Holders who receive Octave Shares or Octave SDRs in the Distribution would be subject to tax as if they had received a taxable distribution equal to the fair market value of such shares. This could present a significant risk to individual U.S. Holders.
The IRS may not agree to treat us as a foreign corporation for U.S. federal income tax purposes.
Although we are incorporated in Ireland and expect to be tax resident solely in Ireland, the IRS may assert that we should be treated as a U.S. corporation (and, therefore, a U.S. tax resident) for U.S. federal income tax purposes pursuant to Section 7874 of the Code. For U.S. federal income tax purposes, a corporation generally is considered a tax resident in the jurisdiction of its organization or incorporation. Because we are an Irish incorporated public limited company and expected to be tax resident solely in Ireland, we would generally be classified as a foreign corporation (and, therefore, a non-U.S. tax resident) under these rules. Section 7874 of the Code provides an exception under which a foreign incorporated entity may, in certain circumstances, be treated as a U.S. corporation for U.S. federal income tax purposes.
We do not believe that we should be treated as a U.S. corporation for U.S. federal income tax purposes under Section 7874. However, the application of Section 7874 of the Code is complex, is subject to detailed regulations (the application of which is uncertain in various respects and would be impacted by changes in such U.S. tax laws and regulations with possible retroactive effect), and is subject to certain factual uncertainties. There can be no assurance that the IRS will not challenge our status or the status of any of our foreign affiliates as a foreign corporation under Section 7874 or that such challenge would not be sustained by a court. If the IRS were to successfully challenge such status under Section 7874, we and our shareholders could be subject to significant adverse tax consequences.
Risks Relating to Octave Class B Ordinary Shares and Octave SDRs
Although we intend to comply with many of the disclosure requirements applicable to U.S. domestic issuers, after the Distribution we will be a “foreign private issuer,” and the reduced disclosure requirements applicable to us may make Octave Class B Ordinary Shares less attractive to investors and offer fewer protections to our investors.
After the Distribution, we will be a foreign private issuer within the meaning of the rules under the Exchange Act. Although we intend to comply with many of the provisions applicable to U.S. domestic issuers, investors in our shares may not be afforded the same protections or information that would be made available to investors in a U.S. domestic issuer, and investors may find Octave Class B Ordinary Shares less attractive because we qualify for, and rely on, these exemptions. In particular, we will be exempted from certain provisions applicable to U.S. domestic public companies, including: (i) the sections of the Exchange Act regulating the solicitation of proxies, consents, or authorizations in respect of a security registered under the Exchange Act; (ii) the sections of the Exchange Act making insiders liable for profit from trades made in a short period of time; and (iii) the selective disclosure rules by issuers of material non-public information under Regulation FD. As a result, the information we are required to file with or furnish to the SEC will be less extensive compared to that required to be filed with the SEC by U.S. domestic issuers.
If our status as a foreign private issuer in the United States changes in the future, we may incur additional expenses and may divert management’s attention from other business concerns.
Although we have elected to voluntarily file our periodic and current reports as a domestic issuer, we are and expect to remain a foreign private issuer immediately following the Distribution. As a foreign private issuer, we will not be required to comply with all of the requirements of the Exchange Act applicable to U.S. domestic issuers. However, we may not qualify as a foreign private issuer if, in the future, a majority of our shares are owned by U.S. residents and: (i) a majority of our directors or executive officers are U.S. citizens or residents; (ii) more than 50 per cent of our assets are located in the United States; or (iii) our business is administered principally in the United States.
As a U.S. domestic issuer, we would be required to comply with U.S. federal proxy requirements, and our executive officers, directors and principal shareholders would become subject to the short-swing profit disclosure and recovery provisions of Section 16 of the Exchange Act. Such a transition and modifications would involve additional costs and may divert management’s attention from other business concerns, which could have a material adverse effect on our business, financial condition, and results of operations.
We will distribute interests in Octave Class B Ordinary Shares through a temporary SDR program, and Octave SDR holders do not have the same rights as holders of Octave Class B Ordinary Shares.
Non-affiliate holders of Hexagon Class B Shares on the record date will be entitled to receive Octave Class B Ordinary Shares pursuant to the Distribution. Such Octave Class B Ordinary Shares will be deposited into the DTC participant account of a nominee of SEB, as Octave SDR depositary, and SEB will then issue Octave SDRs representing the underlying Octave Class B Ordinary Shares into the Euroclear Sweden accounts of the relevant holders of Hexagon Class B Shares. Octave intends to list the Octave SDRs on Nasdaq Stockholm.

An Octave SDR holder will not have equivalent rights as holders of Octave Class B Ordinary Shares. The rights of Octave SDR holders will be set forth and described in the General Terms and Conditions. Although the General Terms and Conditions will generally allow Octave SDR holders to indirectly exercise voting rights in respect of the underlying Octave Class B Ordinary Shares at general meetings of shareholders, and Octave SDR holders will also be entitled to dividends as if they held Octave Class B Ordinary Shares directly, the rights of Octave SDR holders differ in some instances from the rights of holders of Octave Class B Ordinary Shares. In particular, Octave SDR holders do not have the ability to nominate directors for election or bring other proposals before general meetings of our shareholders to the extent provided for in our Articles or by applicable law, except to the extent provided in the General Terms and Conditions. Additionally, Octave SDR holders may not be able to enforce their rights under the General Terms and Conditions in relation to their Octave SDRs in the same manner as holders of Octave Class B Ordinary Shares under our Articles and applicable law. Further, as mentioned below, the Octave SDR Program may be limited in duration, any of which could adversely impact the trading price of Octave SDRs or Octave Class B Ordinary Shares, which in turn may present a significant risk to individual holders of Octave SDRs.
If the Octave SDR Program is terminated, holders of Octave SDRs will need to take affirmative steps and may incur costs to receive Octave Class B Ordinary Shares that are listed on Nasdaq New York.
Octave intends to maintain the Octave SDR Program until further notice, which we expect to be for about two years following the Distribution. However, we intend to evaluate the Octave SDR Program over time in light of liquidity and relative trading volume on Nasdaq Stockholm and on Nasdaq New York, and there can be no assurance that the Octave SDR Program will be maintained for this period.
Upon termination, all holders of Octave SDRs who have not yet converted their Octave SDRs into Octave Class B Ordinary Shares, will automatically have their Octave SDRs redeemed by SEB, as agreed with Octave and the Octave Class B Ordinary Shares that the Octave SDRs represent will be sold by SEB on Nasdaq New York. The sale would take place as soon as practicable after the termination of the Octave SDR Program. The payment of the proceeds from the sale of the Octave Class B Ordinary Shares will be paid pro rata to the previous holders of such Octave SDRs. See “The Separation and the Distribution—Manner of Effecting the Distribution—Swedish Depository Receipts.” This sale could result in proceeds to the holders that are lower than the prevailing market value of the underlying shares at the time of sale. In addition, SEB’s sale of Octave Class B Ordinary Shares could cause increased volatility or negatively affect the trading price of the Octave Class B Ordinary Shares. This presents a significant risk to individual holders of Octave SDRs.
No market for the Octave Class B Ordinary Shares or Octave SDRs currently exists and an active trading market for them may not develop or be sustained, and the market price and trading volume of the Octave Class B Ordinary Shares and Octave SDRs may be volatile.
There is currently no public market for the Octave Class B Ordinary Shares or the Octave SDRs. Following the Distribution, we intend to list Octave Class B Ordinary Shares on Nasdaq New York and the Octave SDRs on Nasdaq Stockholm, but there is no guarantee that such listings will be achieved or maintained. An active trading market may not develop as a result of the Distribution or may not be sustained in the future, and any such market may not be liquid enough for investors to resell their Octave Class B Ordinary Shares or Octave SDRs quickly or at the market price following the Distribution. In addition, the market price of Octave Class B Ordinary Shares and Octave SDRs could fluctuate significantly for many reasons, including in response to the risk factors listed in this information statement or for reasons unrelated to our specific performance or beyond our control, such as reports by industry analysts, investor perceptions or negative developments for our customers, competitors or vendors, as well as general economic and industry conditions. Further, Octave SDRs that will be traded on Nasdaq Stockholm are different from a Swedish share of stock being traded on Nasdaq Stockholm. For example, Octave SDRs represent shares of an Irish company and are not themselves shares of stock.
If an active trading market for the Octave Class B Ordinary Shares or Octave SDRs does not develop or is not sustained, it may be difficult for our shareholders to sell shares without depressing the market price for the shares, or to sell their shares at all, and could lead to our share price being depressed or volatile. It may also impair our ability to raise capital to continue to fund operations by selling the Octave Class B Ordinary Shares and may impair our ability to acquire other companies or technologies by using our shares as consideration.

Certain existing shareholders of Hexagon shares, including our significant shareholder, Melker Schörling AB (“MSAB”), may not wish to hold shares in Octave or may prefer to sell their holdings in Octave following the Distribution, and substantial sales or the possibility of such sales could cause our share price and the price of the Octave SDR to decline.
In connection with the Distribution, holders of Hexagon Class A Shares will receive Octave Class A Ordinary Shares, and holders of Hexagon Class B Shares will receive Octave Class B Ordinary Shares represented by Octave SDRs and generally may sell those securities immediately in the public market, subject to certain restrictions applicable to shares held by our affiliates. Non-affiliate shareholders, including some Hexagon shareholders, including some of its larger shareholders, are not subject to a contractual requirement to hold their shares, and therefore, may sell the Octave Class A Ordinary Shares and/or Octave Class B Ordinary Shares represented by Octave SDRs they receive in the Distribution if, for reasons such as our business profile, market capitalization or, in the case of index funds, we are not a participant in the index in which they are investing.
Subject to compliance with applicable securities laws, any sales of Octave Shares or Octave SDRs by Hexagon shareholders representing a substantial percentage of our share capital could negatively impact the price of Octave Class B Ordinary Shares and Octave SDRs. Further, the perception in the market that such sales might occur may decrease the market price of Octave Class B Ordinary Shares and Octave SDRs, and impair our ability to raise capital through the sale of additional equity securities and could have a material adverse effect on our business, results of operations, and financial position.
In particular, the possibility or perceived possibility of sales by MSAB of a substantial number of our shares, or the market perception that such sales may occur, could adversely affect the prevailing market price of our shares and may make it more difficult for us to issue equity securities in the future at a time and price we deem appropriate as such sales may be interpreted by the market as a negative signal with respect to such significant shareholder’s beliefs in the future prospects of our business. Any such sales or the anticipation of such sales may have a material adverse effect on our business, financial condition, and results of operations.
The dual-class share structure contained in our Articles has the effect of concentrating voting control and the ability to influence corporate matters with our significant shareholder, MSAB.
Pursuant to our Articles, Octave Class A Ordinary Shares and Octave Class B Ordinary Shares rank pari passu in all respects except for voting rights. Each holder is entitled to ten votes for each Octave Class A Ordinary Share that it holds as of the record date for a general meeting of shareholders and one vote for each Octave Class B Ordinary Share that it holds as of the record date for a general meeting of shareholders.
After the Distribution, MSAB will hold 11,025,000 Octave Class A Ordinary Shares and 47,408,144 Octave Class B Ordinary Shares, representing approximately 42.9% of the total voting power of our share capital, and will therefore have significant influence over the results of all matters submitted to a vote of our shareholders, including the election of members of our Board of Directors and other corporate decisions. For so long as MSAB continues to own a significant percentage of Octave Class A Ordinary Shares, MSAB will be able to exercise significant influence with respect to the composition of our Board of Directors, new issuances of equity, including to our employees under equity incentive plans, amendments to our organizational documents, and approval of any merger, amalgamation, sale of assets, or other major corporate transaction requiring shareholder approval. Accordingly, for such period of time, MSAB will have substantial influence with respect to our management, business plans, and policies. The interests of MSAB may conflict with the interests of other shareholders and the concentration of ownership could deprive other shareholders of an opportunity to receive a premium for their Octave Shares as part of a sale of Octave, and ultimately might affect the market price of the Octave Shares.
We do not intend to pay dividends on Octave Shares in the near future, so any returns will be limited to the value of such shares.
We currently anticipate that we will retain future earnings for the development, operation, and expansion of our business, and do not anticipate declaring or paying any cash dividends in the near future. We do not intend to declare or pay any dividends in the near future, meaning that any returns will be limited to the value of Octave Shares, and we may not continue to pay any dividend if we nevertheless do commence the payment of dividends. Any determination to pay dividends in the future will be at the sole discretion of the Board of Directors. The Board of Directors’ decisions regarding the payment of dividends will depend on many factors, such as our financial condition, earnings, capital requirements, debt obligations, legal requirements, regulatory constraints, and other factors that the Board of Directors deems relevant. For more information, see “The Separation and the Distribution—Dividend Policy.”
Your percentage ownership of Octave Class B Ordinary Shares may be diluted in the future.
In the future, your percentage ownership of Octave Class B Ordinary Shares may be diluted because of equity issuances for acquisitions, capital market transactions, or otherwise, including equity awards that may be granted to our directors, officers, and employees.
We expect significant additional capital may be needed in the future to continue our planned operations. To the extent we raise additional capital by issuing equity securities, our shareholders may experience substantial dilution. We may sell Class B Ordinary Shares, convertible securities, or other equity securities in one or more transactions, and any new investors may be materially diluted by subsequent sales. These sales may result in material dilution to our existing shareholders, and new investors could gain rights superior to our existing shareholders.
Our employees will have rights to receive Class B Ordinary Shares after the Distribution as a result of the conversion of their Hexagon equity awards to Octave equity awards. The conversion of these Hexagon equity awards into Octave equity awards is described in further detail in the section entitled “Compensation Discussion and Analysis—Treatment of Outstanding Hexagon Equity Awards.” As of the date of this information statement, the exact number of Octave Class B Ordinary Shares that will be subject to the converted Octave equity awards is not determinable, and, therefore, it is not possible to determine the extent to which your percentage ownership in Octave could be diluted as a result of the conversion.
It is anticipated that our Compensation Committee will grant additional equity awards to our employees and directors after the Distribution, from time to time, under our equity compensation plans. These additional awards will have a dilutive effect on our earnings per share, which could adversely affect the market price of Octave Class B Ordinary Shares.
In addition, our Articles will authorize Octave to issue one or more classes or series of preferred shares having such designation, powers, preferences and relative, participating, optional, and other special rights, including preferences over Octave Class B Ordinary Shares respecting voting, dividends, and distributions, as our Board of Directors generally may determine in accordance with our Articles. The Board is expressly empowered to fix the terms of any series of preferred shares prior to issuance, including dividend rights, redemption terms, liquidation preferences, conversion rights, and voting rights. However, our Articles provide that preferred shares may not be convertible into Octave Class A Ordinary Shares, nor may they carry more than one vote per share at any general meeting, without the consent of a majority of the holders of Octave Class A Ordinary Shares. The terms of one or more classes or series of preferred shares could dilute the voting power or reduce the value of Octave Class B Ordinary Shares. For example, we could grant the holders of preferred shares the right to elect some number of our directors in all events or on the happening of specified events or the right to veto specified transactions. Similarly, the repurchase or redemption rights or liquidation preferences that we could assign to holders of preferred shares could affect the residual value of the Octave Class B Ordinary Shares. See “Description of Our Share Capital.” As a matter of Irish law, the directors of a company (or a duly authorized committee thereof) may cause the company to issue new shares on a non-pre-emptive basis without shareholder approval once authorized to do so by the articles of association of the company or by an ordinary resolution adopted by the shareholders at a general meeting. The authority conferred can be granted for a maximum period of five years, at which point it must be renewed by the shareholders of the company by an ordinary resolution. However, our Articles will permit such authority to be conferred, in respect of the issue of Octave Class B Ordinary Shares, until the date of the next-following annual general meeting.

The rights associated with Octave Class B Ordinary Shares will differ from the rights associated with Hexagon Class B Shares.
Upon completion of the Distribution, the rights of Hexagon shareholders who become Octave shareholders will be governed by our Articles and by Irish law. The rights associated with Octave Class B Ordinary Shares will differ from the rights associated with Hexagon Class B Shares, which are governed by Hexagon’s articles of association, as amended, and by Swedish law. Material differences between the rights of shareholders of Hexagon and the rights of our shareholders include differences with respect to, among other things, the removal of directors, the convening of annual meetings of shareholders and special shareholder meetings, shareholder approval of certain transactions, anti-takeover measures, and provisions relating to the ability to amend our Articles. See “Description of Our Share Capital” for more information.
Our accounting and other management systems and resources may not be adequately prepared to meet the financial reporting and other requirements to which we will be subject as a standalone, publicly traded company following the Distribution. Fulfilling our obligations incident to being a public company, including with respect to remediating the material weaknesses identified in connection with preparation for the separation and Distribution, and implementing the requirements of and related rules under the Sarbanes-Oxley Act of 2002, is expensive and time-consuming, and any delays or difficulty in satisfying these obligations could have a material adverse effect on our future results of operations and the price of Octave Class B Ordinary Shares.
As a public company, the Sarbanes-Oxley Act of 2002 and the related rules and regulations of the SEC, as well as the rules of Nasdaq New York, will require us to implement various corporate governance practices and adhere to a variety of reporting requirements and complex accounting rules. Compliance with these public company obligations requires us to devote significant management time and place significant additional demands on our finance, accounting, and legal staff and on our management systems. Other expenses associated with being a public company include increased audit, accounting, and legal fees, investor relations expenses, increased directors’ fees and director and officer liability insurance costs, registrar and transfer agent fees, listing fees, as well as other expenses.
In particular, the Sarbanes-Oxley Act of 2002 will require us to document and test the effectiveness of our internal control over financial reporting in accordance with an established internal control framework, and to report on our conclusions as to the effectiveness of our internal controls. It also will require an independent registered public accounting firm to test our internal control over financial reporting and report on the effectiveness of such controls. In addition, we will be required under the Exchange Act to maintain disclosure controls and procedures and internal controls over financial reporting. Due to the inherent limitations in any internal control environment, there can be no assurance that all control issues and instances of fraud, errors, or misstatements, if any, within the Octave Business have been or will be detected on a timely basis. Such deficiencies could result in the restatement of financial statements of one or more periods.
In connection with preparation of our Combined Financial Statements in contemplation of the separation and Distribution, we identified two material weaknesses in our internal control over financial reporting as of December 31, 2025. A material weakness is a deficiency, or combination of deficiencies, in internal controls over financial reporting such that there is a reasonable possibility that a material misstatement of a company’s annual or interim financial statements will not be prevented or detected on a timely basis. The material weaknesses in our internal controls over financial reporting are summarized below:
•Risk assessment process and segregation of duties – The Octave Business did not adequately design and maintain an effective risk assessment process, wherein Octave’s risk assessment process did not properly assess the risks associated with the lack of functional segregation of duties specifically those related to the preparation and review of manual journal entries.
•Information Technology General Controls – The Octave Business did not design and maintain effective information technology general controls for information systems that are relevant to the preparation of our Combined Financial Statements, specifically with respect to: (i) program change management controls for financial systems to ensure that information technology program and data changes affecting financial information technology applications and underlying accounting records are identified, tested, authorized, and implemented appropriately; (ii) user access controls to ensure appropriate segregation of duties and that adequately restrict access to financial applications, programs, and data to appropriate personnel; and (iii) computer operations controls to ensure that back up and restore activities are monitored for relevant systems.
These material weaknesses did not result in a material misstatement in our Combined Financial Statements. However, each of these material weaknesses could result in a material misstatement of substantially all of our accounts or disclosures that would result in a material misstatement in annual or interim financial statements that would not be prevented or detected.
We are in the process of developing and implementing a remediation plan, which began in late 2025 at the time control deficiencies were identified, to address these material weaknesses, including: enhancing the risk assessment process to identify risks of material misstatement at a sufficient level of precision; designing and implementing additional controls to strengthen segregation of duties, including enhanced review procedures over the preparation and posting of manual journal entries; implementing additional monitoring controls over system-generated reports; improving back-up authorization and testing processes; and strengthening change management processes with improved documentation and approvals, including user access rights and segregation of duties. We cannot ensure that the measures that we have taken, and that will be taken, to remediate these material weaknesses will, in fact, remedy such material weaknesses or will be sufficient to prevent future material weaknesses from occurring. At this time, we cannot provide a reasonable estimate of the costs expected to be incurred in connection with implementing our remediation plan for the identified material weaknesses, as the specific remediation actions, timing, and resource requirements are still being finalized. However, these remediation measures will be time-consuming, will result in incurring significant costs, and will place significant demands on our financial and operational resources.
Any failure to maintain effective internal controls over financial reporting, or if we are unable to successfully remediate the identified material weaknesses or any future material weaknesses identified, the accuracy and timing of our financial reporting may be adversely affected, we may be unable to maintain compliance with securities law requirements regarding timely filing of periodic reports in addition to applicable stock exchange listing requirements, investors may lose confidence in our financial reporting, and the price of Octave Class B Ordinary Shares may decline as a result.
If in future periods we are unable to conclude that we have effective internal control over financial reporting, or if our independent registered public accounting firm is unable to provide us with an unqualified report regarding the effectiveness of our internal control over financial reporting, investors could lose confidence in the reliability of our consolidated financial statements, which could result in a decrease in the value of Octave Class B Ordinary Shares. In addition, failure to comply with the Sarbanes-Oxley Act of 2002 could potentially subject us to sanctions or investigations by the SEC, Nasdaq New York, or other regulatory authorities.
Our disclosure controls and procedures may not prevent or detect all errors or acts of fraud.
As a public company, we will be subject to certain reporting requirements of the Exchange Act. Our disclosure controls and procedures will be designed to reasonably assure that information required to be disclosed by us in reports we file or submit under the Exchange Act are accumulated and communicated to management, recorded, processed, summarized, and reported within the time periods specified in the rules and forms of the SEC.
However, a control system, no matter how well designed and operated, can provide only reasonable, not absolute, assurance that the control system’s objectives will be met. Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that misstatements due to error or fraud will not occur or that all control issues and instances of fraud will be detected. Accordingly, because of the inherent limitations in our control system, misstatements or insufficient disclosures due to error or fraud may occur and not be detected, which may adversely affect the trading price of Octave SDRs and Octave Class B Ordinary Shares, damage our reputation among the investment community and may also adversely affect our business, prospects, financial condition, and results of operations.

If securities analysts do not publish research or reports, or publish inaccurate or unfavorable research, about our business or if they downgrade Octave Class B Ordinary Shares or our sector, our share price and trading volume could decline.
The trading market for Octave Class B Ordinary Shares will rely in part on the research and reports published about us or our business by industry or financial analysts. As a new and standalone public company, we may not receive any research coverage by equity research analysts. Equity research analysts may elect not to initiate or to continue to provide research coverage of Octave Class B Ordinary Shares. If one or more of these analysts ceases coverage of Octave or fails to publish reports on us regularly, we could lose viability in the market, which in turn could cause our share price or trading volume to decline. Even if we do have equity research analyst coverage, we will not have any control over the analysts or the content and opinions included in their reports. Furthermore, if one or more of the analysts who do cover us downgrade Octave Class B Ordinary Shares or our industry, or the shares of any of our competitors, or publish inaccurate or unfavorable research about our business, the price of Octave Class B Ordinary Shares could decline.
Our business could be negatively affected as a result of the actions of activist shareholders or other external factors.
If faced with an activist shareholder action or similar claims, we may not be able to respond successfully to the action, which could be disruptive to our business. Even if we are successful, our business could be adversely affected by any activist shareholder action involving us because:
•responding to such situations can be costly and time-consuming, can disrupt operations and divert the attention of management and employees, and can lead to uncertainty;
•perceived uncertainties as to future direction may result in the loss of potential acquisitions, collaborations or licensing opportunities, and may make it more difficult to attract and retain qualified personnel and business partners; and
•if individuals are elected to our Board of Directors with a specific agenda, it may adversely affect our ability to effectively implement our strategic plan in a timely manner and create additional value for our shareholders.
These and other actions by external actors could cause the market price of Octave Class B Ordinary Shares and Octave SDRs to decline or experience periods of volatility.
Risks Relating to Our Jurisdiction of Incorporation in Ireland
Irish law differs from the laws in effect in other jurisdictions, and any actual or potential offer to acquire Octave will be subject to certain provisions of the Irish Takeover Rules and the Swedish Takeover Rules.
Holders of our securities could have more difficulty protecting their interests than would the shareholders of a corporation incorporated in other jurisdictions. As an Irish-incorporated company, we are governed by Irish law, including the Irish Companies Act 2014, as amended (the “Irish Companies Act”) and the Irish Takeover Panel Act, 1997, Takeover Rules, 2022 (the “Irish Takeover Rules”), which differ in some significant, and possibly material, respects from provisions set forth in various U.S. state laws applicable to U.S. corporations and their shareholders as well as the laws of Sweden applicable to Hexagon. In addition, while the Octave SDRs remain listed on Nasdaq Stockholm, the Swedish Takeover Rules for Nasdaq Stockholm and Nordic Growth Market NGM of the Swedish Stock Market Self-Regulation Committee (the “Swedish Takeover Rules”) will apply to offers for our securities. Consequently, an offeror may be required not only to comply with the Irish Takeover Rules but also to consider the provisions of the Swedish Takeover Rules. Preparing an offer that satisfies the requirements of all applicable jurisdictions concerned can be both time-consuming and costly.
The duties of directors and officers of an Irish company are generally owed to the company only. Therefore, under Irish law, shareholders of Irish companies do not generally have a right to commence a legal action against directors or officers and may only do so in limited circumstances.

In addition, it may not be possible to enforce court judgments obtained in the United States against us in Ireland based on the civil liability provisions of U.S. federal or U.S. state securities laws. In addition, there is some uncertainty as to whether the courts of Ireland would recognize or enforce judgments of U.S. courts obtained against us or our directors or officers based on the civil liabilities provisions of U.S. federal or U.S. state securities laws or hear actions against us or those persons based on those laws. We have been advised that the United States currently does not have a treaty with Ireland providing for the reciprocal recognition and enforcement of judgments in civil and commercial matters. Therefore, a final judgment for the payment of money rendered by any U.S. federal or U.S. state court based on civil liability, whether or not based solely on U.S. federal or U.S. state securities laws, would not automatically be enforceable in Ireland.
A judgment obtained against us would have to be enforced by the courts of Ireland if the following general requirements are met: (i) U.S. courts must have had jurisdiction in relation to the particular defendant according to Irish conflict of law rules (the submission to jurisdiction by the defendant would satisfy this rule); and (ii) the judgment must be final and conclusive and the decree must be final and unalterable in the court which pronounces it. A judgment can be final and conclusive even if it is subject to appeal or even if an appeal is pending. Where, however, the effect of lodging an appeal under the applicable law is to stay execution of the judgment, it is possible that in the meantime the judgment may not be actionable in Ireland. It remains to be determined whether final judgment given in default of appearance is final and conclusive. However, the Irish courts may refuse to enforce a judgment of the U.S. courts which meets the above requirements for one of the following reasons: (i) if the judgment is not for a definite sum of money; (ii) if the judgment was obtained by fraud; (iii) the enforcement of the judgment in Ireland would be contrary to natural or constitutional justice; (iv) the judgment is contrary to Irish public policy or involves certain U.S. laws which will not be enforced in Ireland; or (v) jurisdiction cannot be obtained by the Irish courts over the judgment debtors in the enforcement proceedings by personal service in Ireland or outside of Ireland under Order 11 of the Ireland Superior Courts Rules.
Any actual or potential offer to acquire Octave will be subject to certain aspects of the Irish Takeover Rules, which are different than those in the United States and Sweden. Under the Irish Takeover Rules, our Board of Directors is not permitted to take any action that might frustrate an offer for our shares once our Board of Directors has received an approach that may lead to an offer or has reason to believe that such an offer is or may be imminent, subject to certain exceptions. Potentially frustrating actions such as: (i) the issue of shares, options, restricted share units or convertible securities, or the redemption or repurchase of shares; (ii) material acquisitions or disposals; (iii) entering into contracts other than in the ordinary course of business; or (iv) any action, other than seeking alternative offers, which may result in the frustration of an offer, are prohibited during the course of an offer or at any earlier time during which our Board of Directors has reason to believe an offer is or may be imminent. Exceptions to this prohibition are available where the action is approved by our shareholders at a general meeting or, in certain circumstances, where the Irish Takeover Panel has given its consent to the action. These provisions may give our Board of Directors less ability to control negotiations with hostile offerors than would be the case for a corporation incorporated in a jurisdiction of the United States, although the Irish Takeover Rules also include provisions in relation to financing, transaction conditions, and other matters that make hostile offers more challenging and costly for potential offerors.
There is no assurance that the High Court of Ireland’s approval of the creation of distributable reserves will be forthcoming.
While we currently do not intend to pay dividends in the near future, we may determine to pay dividends in the future, subject to applicable law. Under Irish law, dividends must be paid (and share repurchases and redemptions must generally be funded) out of “distributable reserves,” which we will not have immediately following the Distribution. Immediately after the Distribution, we will not have any “distributable reserves” but will have a significant amount of share premium. To create “distributable reserves,” we intend to undertake an Irish legal process pursuant to which we will convert an amount up to the value of our entire share premium account to “distributable reserves.” This process would require the approval of the High Court of Ireland. Although we are not aware of any reason why the High Court of Ireland would not approve the creation of distributable reserves in this manner, the issuance of the required order is a matter for the discretion of the High Court of Ireland and there is no guarantee that such approval would be granted. In the event that “distributable reserves” are not created, no distributions by way of dividends, share repurchases, redemptions, or otherwise will be permitted under Irish law until such time as we have created sufficient distributable reserves from our operating activities.
Irish law imposes restrictions on certain aspects of capital management.
Irish law allows our shareholders to pre-authorize shares to be issued by our Board of Directors without further shareholder approval for up to a maximum of five years. This authorization will be contained in our Articles, in respect of the issue of Octave Class B Ordinary Shares, immediately prior to the Distribution and will lapse at the date of the next-following annual general meeting, unless renewed by shareholders, and we cannot guarantee that such renewal will always be approved. Additionally, subject to specified exceptions, including the opt-out that will be included in our Articles upon consummation of the Distribution, Irish law grants statutory pre-emptive rights to existing shareholders to subscribe for new issuances of shares for cash. This opt-out also expires at the date of the next following annual general meeting, unless renewed by further shareholder approval and we cannot guarantee that such renewal of the opt-out from pre-emptive rights will always be approved. We cannot ensure that these Irish legal restrictions will not interfere with our capital management.
Certain provisions in our Articles, among other things, could prevent or delay an acquisition of Octave, which could decrease the trading price of our shares.
Our Articles contain provisions that could have the effect of deterring coercive takeover practices, inadequate takeover bids, and unsolicited offers. These provisions include, among others:
•a provision of our Articles which generally prohibits us from engaging in a business combination with an interested shareholder (being: (i) the beneficial owner of 10% or more of our voting shares; (ii) any person who has stated in a filing with any governmental agency or press release or otherwise publicly disclosed a plan or intention to become or consider becoming the beneficial owner of shares of 10% or more of our voting shares and has not expressly abandoned such plan, intention or consideration more than two years prior to the date in question; or (iii) an affiliate or associate of us that has at any time within the previous five years been the beneficial owner of the relevant percentage of our voting shares), subject to certain exceptions;
•rules regarding how shareholders may present proposals or nominate directors for election at shareholder meetings;
•the right of our Board of Directors to issue preferred shares without shareholder approval in certain circumstances, subject to applicable law; and
•the ability of our Board of Directors to fill vacancies on our Board of Directors in certain circumstances.
However, these provisions will apply even if the offer may be considered beneficial by some shareholders and could delay or prevent an acquisition that our Board of Directors determines is in the best interests of Octave and our shareholders. These provisions may also prevent or discourage attempts to remove and replace incumbent directors.
In addition, several mandatory provisions of Irish law could prevent or delay an acquisition of Octave. For example, Irish law does not permit shareholders of an Irish public limited company to take action by written consent with less than unanimous consent. We also will be subject to various provisions of Irish law relating to mandatory bids, voluntary bids, requirements to make a cash offer and minimum price requirements, as well as substantial acquisition rules and rules requiring the disclosure of interests in our shares in certain circumstances. Also, Irish companies, including Octave, may alter their memorandum of association and articles of association only with the approval of at least 75% of the votes of the company’s shareholders cast in person or by proxy at a general meeting of the company.
For additional information on these and other provisions of our Articles and Irish law that could be considered to have an anti-takeover effect, see “Description of Our Share Capital—Anti-Takeover Provisions.”
The agreements that we will enter into with Hexagon in connection with the Distribution generally will require Hexagon’s consent to any assignment by us of our rights and obligations under the agreements. The consent and termination rights set forth in these agreements might discourage, delay, or prevent a change of control that shareholders may consider favorable. For a more detailed description of these agreements, see “Certain Relationships and Related Party Transactions—Relationship Between Hexagon and Octave After the Distribution.”
We are subject to changes in law and other factors that may not allow us to maintain a worldwide effective corporate tax rate that is competitive in our industry.
We cannot give any assurance as to what our effective tax rate will be in the future, because of, among other things, uncertainty regarding the tax policies of the jurisdictions where we operate. Our effective tax rate may vary from our expectation and that variance may be material. Also, the tax laws of the United States, the United Kingdom Ireland, Switzerland, and other jurisdictions could change in the future, and such changes could cause a material change in our worldwide effective corporate tax rate.
In particular, legislative action could be taken by the United States, the United Kingdom, Ireland, Switzerland, or the European Union which could override tax treaties or modify tax statutes or regulations upon which we expect to rely and adversely affect our effective tax rate. We cannot predict the outcome of any specific legislative proposals. If proposals were enacted that had the effect of disregarding our incorporation in Ireland or limiting our ability to maintain tax residency in Ireland and take advantage of the tax treaties among the United States and Ireland, we could be subject to increased taxation, which could materially adversely affect our financial condition, results of operations, cash flows or our effective tax rate in future reporting periods.
A change in our tax residency could have a negative effect on our future profitability and may trigger taxes and/or exit charges.
Under current Irish legislation, a company is regarded as resident for tax purposes in Ireland if it is incorporated in Ireland.
In accordance with a determination issued by the competent authority in Ireland, the Irish Revenue Commissioners, and the competent authority in the United Kingdom, HM Revenue & Customs, we were previously resident for tax purposes only in the United Kingdom. Following an application to HM Revenue & Customs, we received consent to cease to be tax resident in the United Kingdom and have since emigrated to Ireland. We are currently in the process of obtaining final confirmation from the Irish and UK competent authorities that the previous determination has been withdrawn and is no longer in force. Whilst we are currently resident for tax purposes only in Ireland, other jurisdictions may seek to assert taxing jurisdiction over us.
It is possible that in the future, whether as a result of a change in law or the practice of any relevant tax authority or as a result of any change in the conduct of our affairs, our tax residency position could change or be challenged. It is difficult to predict the ultimate impact of a change in tax residency, but if we cease to be tax resident in Ireland and become a resident in another jurisdiction, we may be subject to exit charges and could become liable for additional tax charges in other jurisdictions (including dividend withholding taxes or corporate income tax charges). If we were to be treated as resident in more than one jurisdiction, we could be subject to taxation in multiple jurisdictions. If, for example, we were considered to be a tax resident of the U.K. again, we could become liable for U.K. corporation tax.
Transfers of Octave Shares may be subject to Irish stamp duty.
The rate of stamp duty (where applicable) on transfers of shares of Irish incorporated companies (including Octave Class A Ordinary Shares and Octave Class B Ordinary Shares) is generally 1% of the price paid or the market value of the shares acquired, whichever is greater.
For many transfers of our shares, there is not expected to be any Irish stamp duty. A transfer of our shares from a seller who holds shares beneficially (i.e., through the DTC) to a buyer who holds the acquired shares beneficially (i.e., through DTC), which is effected by the debit/credit of book-entry interests representing the shares through DTC, will not be subject to Irish stamp duty. However, a transfer of our shares by a seller who holds shares directly (i.e., not through DTC) to any buyer, or by a seller who holds the shares beneficially to a buyer who holds the acquired shares directly, may be subject to Irish stamp duty (currently at the rate of 1% of the price paid or the market value of the shares acquired, if higher) which is generally payable by the buyer.
A shareholder who directly holds shares may transfer those shares into his or her own broker account to be held through DTC without giving rise to Irish stamp duty provided that the shareholder has confirmed to our transfer agent that there is no change in the beneficial ownership of the shares as a result of the transfer and the transfer into DTC is not effected in contemplation of a sale of such shares by the beneficial owner to a third party. Because of the potential Irish stamp duty on transfers of our shares, we strongly recommend that any person who wishes to acquire our shares acquire such shares through DTC.
We may pay, or cause one of our affiliates to pay, stamp duty in connection with share transfers made in the ordinary course of trading by a seller who holds shares directly to a buyer who holds the acquired shares beneficially. In other cases, we may, in our absolute discretion, pay or cause one of our affiliates to pay any stamp duty. Our Articles provide that, in the event of any such payment, we: (i) may seek reimbursement from the buyer; (ii) will have a lien against the shares acquired by such buyer and any dividends paid on such shares; and (iii) may set off the amount of the stamp duty against future dividends on such shares. Parties to a share transfer may assume that any stamp duty arising in respect of a transaction in our shares has been paid unless one or both of such parties is otherwise notified by us.
Shares received by means of a gift or inheritance could be subject to Irish capital acquisitions tax.
Irish capital acquisitions tax (“CAT”) could apply to a gift or inheritance of our shares irrespective of the place of residence, ordinary residence, or domicile of the parties. This is because our shares will be regarded as property situated in Ireland. The person who receives the gift or inheritance has primary liability for CAT. Gifts and inheritances passing between spouses of the same marriage or civil partners of the same civil partnership are exempt from CAT. Children currently have a tax-free threshold of €400,000 per lifetime in respect of taxable gifts or inheritances received from their parents.

CAUTIONARY STATEMENT CONCERNING FORWARD-LOOKING STATEMENTS
This information statement and other materials we have filed or will file with the SEC include, or will include, forward-looking statements. All statements other than statements of historical facts in this information statement, in other materials we have filed or will file with the SEC and in related comments by our management, including statements about future events, future financial position or results of operation, business strategy, budgets, projected costs, plans and objectives of management for future operations, are forward-looking statements that involve certain risks and uncertainties. Use of the words “may,” “will,” “would,” “could,” “should,” “believes,” “estimates,” “projects,” “potential,” “expects,” “plans,” “seeks,” “intends,” “evaluates,” “pursues,” “anticipates,” “continues,” “designs,” “impacts,” “affects,” “forecasts,” “target,” “outlook,” “initiative,” “objective,” “designed,” “priorities,” “goal” or the negative of those words and other similar expressions may identify forward-looking statements, but the absence of these words does not necessarily mean a statement is not forward-looking.
Forward-looking statements are based on our current expectations and projections about future events and trends that we believe may affect our financial condition, results of operation, strategy, short- and long-term business operations and objectives and financial needs. Because forward-looking statements relate to the future, by their nature, they are subject to inherent uncertainties, risks and changes in circumstances that are difficult to predict. As a result, our actual results may differ materially from those contemplated by the forward-looking statements. Important factors that could cause actual results to differ materially from those in the forward-looking statements include regional, national or global political, economic, business, competitive, market and regulatory conditions and the following:
•the timing of the Distribution, the business and operations of Octave following the Distribution and any benefits or costs of the Distribution, including the tax treatment of the Distribution and the limitation imposed on us by the Tax Disaffiliation Agreement that we enter into with Hexagon;
•disruption from the Distribution making it more difficult to maintain our business and operational relationships;
•our post-separation relationships with Hexagon, third parties, collaborators and our employees;
•our ability to operate as a standalone company and execute our strategic priorities;
•our ability to efficiently develop products and services;
•our ability to obtain funding for our operations necessary to complete further strategic transactions and the development and commercialization of our products and services;
•our ability to substantially invest in our technology infrastructure systems;
•our ability to commercialize our products and services in a timely manner;
•the pricing of our products and services;
•our ability to penetrate foreign markets;
•the implementation of our business model, and strategic plans for our business, products and services;
•the effects of increased industry competition;
•the scope of protection we are able to establish and maintain for intellectual property rights covering our products and services;
•estimates of our future revenue, expenses, capital requirements, and our needs for additional financing;
•the potential benefits of strategic collaboration agreements, our ability to enter into strategic collaborations or arrangements, and our ability to attract collaborators with development, regulatory and commercialization expertise;

•future agreements with third parties in connection with the commercialization of our products and services;
•the size and growth potential of the markets for our products and services, and our ability to serve those markets;
•our financial performance;
•the rate and degree of market acceptance of our products and services;
•regulatory developments in the United States and other relevant jurisdictions;
•our ability to contract with third-party vendors and manufacturers and their ability to perform adequately;
•our ability to attract and retain key personnel;
•the impact of U.S. and non-U.S. laws and regulations;
•developments relating to our competitors and our industry;
•potential indemnification liabilities that we may owe to Hexagon after the Distribution;
•the failure of us or Hexagon to satisfy obligations under the Transition Services Agreement or other agreements entered into in connection with the Distribution;
•potential dilution to holders of our ordinary shares as a result of issuances of additional shares to fund our financial obligations and other financing activities;
•the impact of global economic and political developments on our business, including rising inflation and interest rates, capital market disruptions, bank failures, government shutdowns, economic sanctions and economic slowdowns or recessions that may result from such developments which could harm our research and development efforts as well as the value of our ordinary shares and our ability to access capital markets; and
•other risks and uncertainties, including those under the caption “Risk Factors.”
These forward‑looking statements are subject to a number of risks, uncertainties and assumptions, including those described in “Risk Factors.” Moreover, we operate in a very competitive and rapidly changing environment. New risks emerge from time to time. It is not possible for our management to predict all risks, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward‑looking statements we may make. In light of these risks, uncertainties and assumptions, the forward‑looking events and circumstances discussed in this information statement may not occur and actual results could differ materially and adversely from those anticipated or implied in the forward‑looking statements.
You should not rely upon forward‑looking statements as predictions of future events. We cannot guarantee that the future results, levels of activity, performance or events and circumstances reflected in the forward‑looking statements will be achieved or occur. Moreover, except as required by law, neither we nor any other person assumes responsibility for the accuracy and completeness of the forward‑looking statements. We undertake no obligation to update publicly any forward‑looking statements for any reason after the date of this information statement to conform these statements to actual results or to changes in our expectations.
You should read this information statement and the documents that we reference in this information statement and have filed with the SEC as exhibits to the registration statement of which this information statement forms a part with the understanding that our actual future results, levels of activity, performance and events and circumstances may be materially different from what we expect.

THE SEPARATION AND THE DISTRIBUTION
General
In March 2025, Hexagon announced that its board of directors had directed management to prepare for the spin-off of the Octave Business into an independent, publicly-traded company, in accordance with its previous announcement to investigate the separation and spin-off in October 2024, which is referred to in this information statement as the Distribution. In connection with the Distribution, Hexagon will complete an internal reorganization and transfer the Octave Business to us. To complete the Distribution, Hexagon will distribute directly to its shareholders all of our issued share capital. Octave Shares will be distributed to holders of record of Hexagon Shares on the record date for the Distribution. Each such holder will receive one (1) Octave Class A Ordinary Share for every ten (10) Hexagon Class A Shares and one (1) Octave Class B Ordinary Share for every ten (10) Hexagon Class B Shares held as of the close of business on the record date. The Octave Class B Ordinary Shares will be delivered to holders of record, other than affiliates of Hexagon, in the form of Octave SDRs.
In connection with the listing of the Octave SDRs, we have also made available a Swedish prospectus. See “Description of Swedish Depository Receipts.”
Manner of Effecting the Distribution
Internal Reorganization
In preparation for the Distribution, Hexagon and its subsidiaries will complete the internal reorganization and will transfer to Octave the entities, assets, liabilities and obligations that Octave will hold following the Distribution. The internal reorganization will include stock and asset transfers, dividends, contributions and similar transactions, and include formation of new entities, where required, in U.S. and non-U.S. jurisdictions to own and operate the Octave Business in such jurisdictions. Among other things, the internal reorganization will result in Octave owning, directly or indirectly, the operations comprising, and the entities that conduct, the Octave Business.
Distribution of the Octave Shares
The general terms and conditions relating to the completion of the Distribution will be set forth in a Distribution Agreement between Hexagon and Octave. Under the Distribution Agreement, the Distribution will be effective as of               , Stockholm time on               (the “Distribution Date”). As a result of the Distribution, on the Distribution Date, each holder of Hexagon Shares will receive one (1) Octave Class A Ordinary Share for every ten (10) Hexagon Class A Shares and one (1) Octave Class B Ordinary Share for every ten (10) Hexagon Class B Shares in each case held on the record date.
Holders of Hexagon Class A Shares on the record date will receive Octave Class A Ordinary Shares. Such Octave Class A Ordinary Shares will be recorded in book-entry form with the transfer agent. Affiliate holders of Hexagon Class B Shares on the record date will receive Octave Class B Ordinary Shares. Such Octave Class B Ordinary Shares will be recorded in book-entry form with the transfer agent. Non-affiliate holders of Hexagon Class B Shares on the record date will be entitled to Octave Class B Ordinary Shares pursuant to the Distribution. Such Octave Class B Ordinary Shares will be deposited into the DTC participant account of a nominee of SEB, as Octave SDR depositary, and SEB will then issue Octave SDRs representing the underlying Octave Class B Ordinary Shares into the Euroclear Sweden accounts of the relevant holders of Hexagon Class B Shares.
Swedish Depository Receipts
We will establish an SDR program pursuant to a SDR Issuer Agreement, which is to be entered into between Octave and SEB, as custodian, and the general terms and conditions for Octave SDRs to be agreed with SEB. At the distribution of the Octave Class B Ordinary Shares, Octave will deliver through its custodian the Octave Class B Ordinary Shares in the form of Octave SDRs.
It is anticipated that Hexagon shareholders entitled to receive Octave Class B Shares will be entitled to receive one Octave SDR for each Octave Class B Share to which they are entitled as a result of their Hexagon shares held as of the record date, other than affiliates of Hexagon. The date of delivery of the Octave SDRs is

expected to be               . The Octave SDRs are expected to remain listed on Nasdaq Stockholm until further notice, which we expect to be for about two years following the Distribution Date. Octave expects to evaluate the status of the listing on Nasdaq Stockholm from time to time, including based on liquidity considerations, and will provide at least three months’ notice to holders of Octave SDRs prior to termination of the listing of the Octave SDRs on Nasdaq Stockholm.
Persons holding Hexagon Shares through a bank, broker or other nominee should contact such entity regarding the receipt of the Octave SDRs to which they may be entitled. Holders of Hexagon Shares will not be charged any fees or expenses by Hexagon or Octave in connection with the Distribution.
Octave has agreed to pay any fees for holders who wish to cancel Octave SDRs and receive the underlying Octave Class B Ordinary Shares in a U.S. brokerage account for the six (6) months from and including the first day of trading in the Octave SDRs on Nasdaq Stockholm. After such period, such fees will be borne by the holders.
Reasons for the Distribution
Hexagon believes that the Distribution is in the best interests of both Hexagon and Octave for a number of reasons, including:
•Different Independent Strategic Needs. The Distribution will provide each of Hexagon and Octave with increased flexibility to pursue their own independent strategic and financial plans and strategic partnerships without having to consider the potential impact on the business of the other company. The Distribution will allow each company to adapt more quickly to changing markets and customer expectations and dynamics and to benefit from greater strategic clarity and operational agility. For example, following the Distribution, each company will be able to use its shares as currency for acquisitions reflective of their distinct growth strategies.
•Operational Autonomy. Going forward, Hexagon anticipates focusing on its core mission of helping industrial customers address labor shortages and embrace sustainability via its advanced capabilities in precision measurement, reality capture, positioning and autonomy technologies, and robotic solutions. Octave will be able to adjust to its own business objectives, aligning Octave’s resources directly with the evolving needs of its customers. Operational autonomy will allow Octave to accelerate innovation and invest in capabilities that expand its reach and impact.
•Financial Resources. The Distribution will allow each company to raise and invest capital in its business in a time and manner appropriate for its distinct strategy and business needs and facilitating a more efficient allocation of capital.
•Attraction and Retention of Talent. The businesses that Hexagon and we will separately conduct have different risk and reward profiles, which results in different work environments and cultures. The Distribution will allow each company to compete more effectively for the best talent in the space in which it operates by implementing a work environment and culture that is oriented to the business it conducts without consideration of the impact of such environment or culture on the business that the other company will be conducting. Our operating practices will be focused on agility, collaboration, empowerment and speed in order to compete for the best talent against technology and software development companies.
•Employee Incentives. The Distribution will facilitate incentive compensation arrangements for employees more closely tied to the performance of the relevant company’s business and can thereby enhance employee hiring and retention by, among other things, improving alignment of management and employee incentives with performance and growth objectives.
•Enhanced Strategic Alignment. The Distribution will allow each company to focus on and more effectively pursue distinct product portfolios, operating priorities and strategies, markets and marketing strategies and different opportunities for long-term growth and profitability and align with the specific needs of the business it is conducting. The separation is intended to allow each company to adapt more quickly to changing markets and customer expectations and dynamics.

•Potential Increased Share Value. The evaluation of separate investment characteristics, including risks, performance, and future prospects of the respective businesses, is expected to enhance the investment opportunities provided to investors by two separate companies. Should this occur, each company would be in a better position to utilize its stock or shares (as applicable) as currency for acquisitions and to incentivize its employees.
Results of the Distribution
After the Distribution, we will be an independent, publicly-traded company. We will enter into a Distribution Agreement and other related agreements with Hexagon to effect the Distribution and provide a framework for Octave’s relationship with Hexagon after the Distribution. These agreements will provide for the allocation between Hexagon and Octave of Hexagon’s assets, liabilities and obligations attributable to periods prior to the internal reorganization and will govern the relationship between Hexagon and Octave after the Distribution. For a more detailed description of these agreements, see “Certain Relationships and Related Party Transactions—Relationship Between Hexagon and Octave After the Distribution.”
Reason for Furnishing this Information Statement
This information statement is being furnished solely to provide information to Hexagon shareholders that are entitled to receive Octave Shares and Octave SDRs in the Distribution. This information statement also forms a part of a registration statement on Form 10 to register the Octave Class B Ordinary Shares under Section 12(b) of the Exchange Act in connection with the proposed listing of the Octave Class B Ordinary Shares on Nasdaq New York. This information statement is not, and is not to be construed as, an inducement or encouragement to buy, hold or sell any Octave Shares, Octave SDRs, Hexagon Shares or other securities representing shares or common stock of Hexagon or Octave. We believe that the information in this information statement is accurate as of the date set forth on the cover. Changes to the information contained in this information statement may occur after that date, and we undertake no obligation to update such information, except in the normal course of our public disclosure obligations or as required by applicable law.
Market for the Octave Shares
There is currently no public market for the Octave Shares and an active trading market may not develop or may not be sustained. It has not yet been determined whether Octave Class B Ordinary Shares will trade on a “when-issued” basis on Nasdaq New York before completion of the Distribution. A “when-issued” market in Octave Class B Ordinary Shares may develop as soon as one New York business day prior to the record date for the Distribution. “When-issued” trading refers to a sale or purchase made conditionally because the security has been authorized but not yet issued.
We intend to list Octave Class B Ordinary Shares on Nasdaq New York under the ticker symbol “OCTV” and our Octave SDRs on Nasdaq Stockholm under the ticker symbol “OCTV SDB,” provided our applications for listing are approved. Assuming that the listing application for Octave Class B Ordinary Shares is approved, it is anticipated that trading for Octave Class B Ordinary Shares will commence           New York business days following the Distribution. Octave currently intends to distribute interests in Octave Class B Ordinary Shares through an SDR program that will be listed on Nasdaq Stockholm substantially concurrently with listing Octave Class B Ordinary Shares on Nasdaq New York. Octave intends to maintain the Octave SDR Program until further notice, which we expect to be for about two years following the Distribution. However, we intend to evaluate the Octave SDR Program over time in light of liquidity and relative trading volume on Nasdaq Stockholm and on Nasdaq New York, and there can be no assurance that the Octave SDR Program will be maintained for this period.
Neither we nor Hexagon can ensure as to the trading price of Hexagon Class B Shares or Octave Class B Ordinary Shares (or Octave SDRs) after the Distribution, or as to whether the combined trading prices of Octave Class B Ordinary Shares (or Octave SDRs) and Hexagon Class B Shares after the Distribution will equal or exceed the trading prices of Hexagon Class B Shares prior to the Distribution. The trading price of Octave Class B Ordinary Shares and Octave SDRs may fluctuate significantly following the Distribution. See “Risk Factors—Risks Relating to Octave Class B Ordinary Shares and Octave SDRs” for more detail.

Transferability of the Octave Shares
The Octave Class B Ordinary Shares underlying Octave SDRs distributed to holders of shares of Hexagon Class B Shares will be freely transferable without registration under the U.S. Securities Act of 1933 (the “Securities Act”), except for Octave Shares received by persons who may be deemed to be our “affiliates” under the Securities Act. Persons who may be deemed to be our affiliates after the Distribution generally include individuals or entities that control, are controlled by or are under common control with us and may include our directors, executive officers or principal shareholders. Our affiliates will be permitted to sell their Octave Class B Ordinary Shares only pursuant to an effective registration statement under the Securities Act or an exemption from the registration requirements of the Securities Act, such as the exemptions afforded by Rule 144 thereunder.
In the future, we will likely adopt new equity-based compensation plans and issue equity-based awards. We currently expect to file a registration statement to register shares to be issued under these equity plans. Shares issued pursuant to awards after the effective date of that registration statement, other than shares issued to affiliates, generally will be freely tradable without further registration under the Securities Act.
Dividend Policy
We currently intend to retain our earnings to finance R&D, acquisitions and the operation and expansion of our business and do not anticipate paying any cash dividends in the near future. The recommendation, declaration and payment of any dividends in the future by us will be subject to the sole discretion of the Board of Directors and will depend upon many factors, including our financial condition, earnings, distributable reserves, capital requirements of our operating subsidiaries, covenants associated with certain of our debt obligations, legal requirements, regulatory constraints and other factors deemed relevant by our Board of Directors. Moreover, if we determine to pay any dividends in the future, there can be no assurance that we will continue to pay such dividends.
Under Irish law, dividends and distributions (including by way of the payment of cash dividends or share repurchases) may only be made from profits available for distribution, or “distributable reserves” on our unconsolidated balance sheet prepared in accordance with the Irish Companies Act. In addition, no distribution or dividend may be paid or made by us unless our net assets are equal to, or in excess of, the aggregate of our share capital that has been paid up or that is payable in the future plus non-distributable reserves and the distribution or dividend would not reduce our net assets below such aggregate. See “Description of our Share Capital—Dividends” for additional information on restrictions on payment of dividends or other distributions.

CAPITALIZATION
The following table sets forth our cash and cash equivalents and our capitalization as of December 31, 2025, on a historical basis and a pro forma basis, to give effect to the Distribution and the transactions related to the Distribution as further described under “Unaudited Pro Forma Combined Financial Information,” as if they occurred on December 31, 2025. The cash and cash equivalents and our capitalization information in the following table may not necessarily reflect what our cash and cash equivalents and capitalization would have been had we been operating as a standalone company as of December 31, 2025. Additionally, the information in the following table may not necessarily reflect what our cash and cash equivalents and our capitalization may be in the future.
The following table should be read in conjunction with Octave’s “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” “Unaudited Pro Forma Combined Financial Information,” and audited Combined Financial Statements and accompanying Notes included elsewhere in this information statement.

	As of December 31, 2025
In thousands, except per share amounts	Historical	Pro Forma
Cash and cash equivalents	$156,069	$80,000
Indebtedness
Short-term borrowings	—	—
Long-term debt	—	523,500
Total indebtedness	—	523,500
Equity
Class A Ordinary Shares, par value $0.01	—	110
Class B Ordinary Shares, par value $0.01	—	2,574
Additional paid-in capital	—	7,177,732
Net Parent investment	7,749,558	—
Accumulated other comprehensive loss	(71,923)	(71,923)
Total equity	7,677,635	7,108,493
Total capitalization	$7,677,635	$7,631,993
The post-Distribution capitalization presented is estimated based on assumptions management believes are reasonable. However, the actual post-Distribution capitalization could be different from these estimates and would depend on several factors, including Cash and cash equivalents held by Octave immediately prior to Distribution and the cash payment from the Octave Business to Hexagon in connection with the Distribution. Changes in estimated post-Distribution capitalization will be included in an amendment to the registration statement of which this information statement forms a part, if material.

UNAUDITED PRO FORMA COMBINED FINANCIAL INFORMATION
The following Unaudited Pro Forma Combined Financial Statements consist of an Unaudited Pro Forma Combined Balance Sheet as of December 31, 2025 and Unaudited Pro Forma Combined Statement of Operations for the year ended December 31, 2025. This unaudited pro forma financial information has been derived from our audited Combined Financial Statements for the year ended December 31, 2025, included elsewhere in this information statement. All significant pro forma adjustments and their underlying assumptions are described more fully in the Notes to Unaudited Pro Forma Combined Financial Statements.
The Unaudited Pro Forma Combined Balance Sheet gives effect to the Pro Forma Transactions (as defined below) as if they had occurred on December 31, 2025, the latest balance sheet date. The Unaudited Pro Forma Combined Statement of Operations give effect to the Pro Forma Transactions as if they had occurred on January 1, 2025, the first day of fiscal year 2025.
The Unaudited Pro Forma Combined Financial Statements have been prepared to include transaction accounting adjustments, autonomous entity adjustments, and other transaction adjustments to reflect the financial condition and results of operations as if the Company was a standalone public entity following the spin-off.
The following Unaudited Pro Forma Combined Financial Statements illustrates the effects of the following transactions (collectively, the “Pro Forma Transactions”):
•the anticipated post-Distribution capital structure, including (i) the issuance of approximately 11,025,000 Octave Class A Ordinary Shares and 257,412,788 Octave Class B Ordinary Shares, (ii) the incurrence of indebtedness of approximately $525.0 million at an estimated weighted average interest rate of 4.5% and (iii) the cash payment of approximately $598.2 million of cash to Hexagon substantially concurrent with the Distribution;
•the transfers occurring pursuant to the Distribution Agreement, including the contribution by Hexagon to Octave of certain assets and liabilities that comprise the Octave Business and the retention by Hexagon of certain non-core revenue contracts;
•the impacts arising from contractual agreements made in preparation for the Company to be a standalone public entity, including new lease agreements, new compensation agreements, and a Transition Services Agreement between Hexagon and the Company;
•the divestiture of certain non-core businesses historically managed by the Company ahead of the spin-off; and
•the impacts of the aforementioned adjustments on current and deferred income taxes.
The Unaudited Pro Forma Combined Financial Statements have been prepared to include transaction accounting, autonomous entity and other transaction adjustments to reflect the financial condition and results of operations as if we were a standalone public entity. Transaction accounting adjustments have been presented to show the impact and associated cost as a direct result of the separation from Hexagon, including the establishment of the Company’s expected capital structure at the time of Distribution. Autonomous entity adjustments have been presented to show the impact and associated cost as a direct result of new agreements, both third-party and with Hexagon, entered into in preparation for operating as a standalone public entity. Other transaction adjustments have been presented to show the impact on operating results relating to the Company’s sale of certain non-core businesses during the historical period.
Additionally, the Notes to Unaudited Pro Forma Combined Financial Statements include a presentation of management adjustments that management believes are necessary to provide an understanding of the pro forma effects of the separation and the Distribution. These management adjustments reflect expected incremental costs associated with the stand-up of functions to operate as a standalone public entity as well as realize anticipated cost savings associated with various restructuring plans implemented prior to spin-off. Actual future costs incurred or savings realized may differ from these estimates.

The Unaudited Pro Forma Combined Financial Statements were prepared in accordance with Article 11 of Regulation S-X, as amended. The Unaudited Pro Forma Combined Financial Statements are subject to the assumptions and adjustments described in the accompanying Notes. The Pro Forma Transactions are based on available information and assumptions we believe are reasonable; however, such adjustments are subject to change. A final determination regarding our capital structure has not yet been made, and the Distribution Agreement, Tax Disaffiliation Agreement, Transition Services Agreement, Employee Matters Agreement and other transaction-related agreements have not been executed. As such, the Unaudited Pro Forma Combined Financial Statements may be revised in future amendments to reflect the impact on our capital structure and the final form of those agreements, to the extent any such revisions would be deemed material.
The Unaudited Pro Forma Combined Financial Statements have been presented for informational purposes only. The Unaudited Pro Forma Information is not necessarily indicative of our results of operations or financial condition had the Distribution and the related transactions been completed on the dates assumed and should not be relied upon as a representation of our future performance or financial position as a standalone public entity. The Combined Financial Statements have been derived from Hexagon’s historical accounting records and include certain corporate overhead and other shared costs which have been allocated to the Company. The allocations have been determined on a reasonable basis; however, the amounts are not necessarily representative of the amounts that would have been reflected in the financial statements had the Company been an entity that operated independently of Hexagon during the periods or at the dates presented.
The following Unaudited Pro Forma Combined Financial Statements should be read in conjunction with Octave’s “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and audited Combined Financial Statements and accompanying Notes included elsewhere in this information statement.

UNAUDITED PRO FORMA COMBINED BALANCE SHEET

As of December 31, 2025 (in thousands, except per share amounts)	Historical	Transaction Accounting Adjustments		Autonomous Entity Adjustments		Pro Forma
ASSETS
Current assets:
Cash and cash equivalents	$156,069	$(76,069)	(a)	$—		$80,000
Accounts receivable, net	400,686	—		—		400,686
Prepaids and other current assets	100,008	—		—		100,008
Total current assets	656,763	(76,069)		—		580,694
Property and equipment, net	54,642	—		—		54,642
Operating lease right-of-use assets	50,605	—		9,978	(h)	60,583
Goodwill	6,221,366	—		—		6,221,366
Intangible assets, net	1,649,408	—		—		1,649,408
Deferred income taxes	29,903	(1,554)	(b)	—		28,349
Other noncurrent assets	33,564	1,400	(a)	—		34,964
Total assets	$8,696,251	$(76,223)		$9,978		$8,630,006
LIABILITIES
Current liabilities:
Accounts payable	$48,765	$—		$—		$48,765
Accrued compensation	113,532	—		—		113,532
Deferred revenue	380,612	—		—		380,612
Operating lease liabilities	15,683	—		1,430	(h)	17,113
Other current liabilities	94,282	—		—		94,282
Total current liabilities	652,874	—		1,430		654,304
Long-term debt	—	523,500	(a)	—		523,500
Operating lease liabilities – noncurrent	36,770	—		8,548	(h)	45,318
Deferred income taxes	269,152	(30,581)	(b)	—		238,571
Other noncurrent liabilities	59,820	—		—		59,820
Total liabilities	1,018,616	492,919		9,978		1,521,513
EQUITY
Class A Ordinary Shares, par value $0.01	—	110	(c)	—		110
Class B Ordinary Shares, par value $0.01	—	2,574	(c)	—		2,574
Additional paid-in capital	—	7,177,732	(c)	—		7,177,732
Net Parent investment	7,749,558	(7,749,558)	(c)	—		—
Accumulated other comprehensive loss	(71,923)	—		—		(71,923)
Total equity	7,677,635	(569,142)		—		7,108,493
Total liabilities and equity	$8,696,251	$(76,223)		$9,978		$8,630,006
See accompanying Notes to Unaudited Pro Forma Combined Financial Statements.

UNAUDITED PRO FORMA COMBINED STATEMENT OF OPERATIONS

Year Ended December 31, 2025 (in thousands, except per share amounts)	Historical	Transaction Accounting Adjustments		Autonomous Entity Adjustments		Other Transaction Adjustments (Note l)	Pro Forma
Revenue:
Subscriptions	$1,080,372	$—		$—		$(11,841)	$1,068,531
Licenses	198,180	—		—		(138)	198,042
Subscriptions and licenses	1,278,552	—		—		(11,979)	1,266,573
Services and other	359,346	(8,635)	(d)	—		(25,447)	325,264
Total revenue	1,637,898	(8,635)		—		(37,426)	1,591,837
Cost of revenue:
Cost of subscriptions and licenses	169,423	—		651	(h)	(11,179)	158,895
Cost of services and other	238,735	(7,840)	(d)	—		(17,616)	213,279
Total cost of revenue	408,158	(7,840)		651		(28,795)	372,174
Gross profit	1,229,740	(795)		(651)		(8,631)	1,219,663
Operating expenses:
Research and development	182,864	—		1,758	(h)(i)	—	184,622
Sales and marketing	389,308	119	(e)	7,026	(h)(i)	(1,129)	395,324
General and administrative	169,356	(429)	(e)	10,155	(h)(i)(j)	(300)	178,782
Amortization of intangible assets	155,498	—		—		—	155,498
Other operating (income) expense, net	(4,136)	—		—		(3,362)	(7,498)
Total operating expenses	892,890	(310)		18,939		(4,791)	906,728
Income from operations	336,850	(485)		(19,590)		(3,840)	312,935
Other (expense) income, net	(15,521)	—		4,000	(j)	16,578	5,057
Interest expense	—	(25,170)	(a)	—		—	(25,170)
Income before income tax	321,329	(25,655)		(15,590)		12,738	292,822
Provision for income taxes	73,225	(6,012)	(f)	(3,553)	(k)	(3,260)	60,400
Net income	$248,104	$(19,643)		$(12,037)		$15,998	$232,422

Pro forma earnings per share:
Basic							$0.87	(g)
Diluted							$0.86	(g)
Pro forma weighted average common shares outstanding:
Basic							268,438	(g)
Diluted							270,989	(g)
See accompanying Notes to Unaudited Pro Forma Combined Financial Statements.

Note 1.    Notes to Unaudited Pro Forma Combined Financial Statements
Transaction Accounting Adjustments
(a) This adjustment reflects the estimated incurrence of indebtedness of $525.0 million that is expected to be issued under a term loan (consisting of a U.S. dollar denominated term loan in an amount of up to $350 million and a Euro denominated term loan in an amount of up to €150 million) in connection with the Distribution. This indebtedness is expected to have a term of four (4) years with an estimated weighted average interest rate of approximately 4.5%. Total deferred debt issuance costs associated with such indebtedness are estimated at $1.5 million, which will be amortized to Interest expense over the terms of the respective instruments and are reflected as a reduction to Long-term debt. A combination of proceeds from this debt issuance and Cash and cash equivalents on hand will be used to fund a cash payment from the Octave Business to Hexagon in connection with the Distribution. The actual cash payment amount will be finalized immediately prior to Distribution based upon an assessment of the net debt to adjusted earnings ratio for both Octave and Hexagon whereby the two companies intend to have a similar ratio immediately following the Distribution. Based upon the foregoing assumptions as of December 31, 2025, this adjustment reflects an estimated cash payment of $598.2 million.
Additionally, the Company expects to enter into a 5-year revolving credit facility with an aggregate committed amount of $500.0 million. However, the facility is not expected to be utilized at the completion of the Distribution. Total deferred debt issuance costs associated with such revolving credit facility are estimated at $1.4 million, which will be amortized to Interest expense over the term of the revolving credit facility and are reflected within Other noncurrent assets. Undrawn funds under this facility incur a commitment fee, which is estimated to be $0.8 million for the year ended December 31, 2025.
Octave has not yet entered into the credit agreement for the Proposed Facilities outlined above. See “Capitalization,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations Liquidity and Capital Resources” and “Description of Material Indebtedness” for additional details.
The following represents adjustments to Long-term debt:

As of December 31, 2025
Issuance of debt	$525,000
Debt issuance costs	(1,500)
Total pro forma adjustment to Long-term debt	$523,500
The following represents adjustments to Interest expense:

Year Ended December 31, 2025
Interest expense on total indebtedness	$24,530
Amortization of debt issuance costs	640
Total pro forma adjustment to Interest expense	$25,170
The actual interest rates of indebtedness may change from those estimated above. It is estimated that for every incremental 0.125 percent change (increase or decrease) from those assumed in estimating pro forma Interest expense, pro forma Interest expense could change by approximately $0.7 million per year.

(b) This adjustment reflects the deferred income taxes impact of certain tax attributes, including United States and foreign net operating losses, interest limitations, and other tax credits, that will transfer with the Company. Historically, the Combined Balance Sheets excluded certain tax attributes as the Company’s income tax provision was calculated using a separate return method. The separate return method applies Accounting Standards Codification (“ASC”) 740, Income Taxes to the standalone financial statements of each member of the combined group as if the group members were separate taxpayers. As a result, tax attributes included in certain Octave legal entities, which will transfer with the Company, were not presented in the Combined Financial Statements.
(c) This adjustment reflects the reclassification of Hexagon’s net investment in the Company, which was recorded in Net Parent investment, to Class A Ordinary Shares, Class B Ordinary Shares and Additional paid-in capital to reflect the assumed issuance of approximately 11,025,00 Class A Ordinary Shares and 257,412,788 Class B Ordinary Shares, each with a par value of $0.01 per share, pursuant to the Distribution Agreement immediately prior to the Distribution.
The number of outstanding shares is based on the number of shares of Hexagon common stock outstanding on December 31, 2025, and a distribution ratio of one (1) Octave Share for every ten (10) Hexagon Shares. The actual number of shares issued will not be known until the record date of the Distribution.
The additional paid-in capital adjustments are summarized below:

As of December 31, 2025
Cash payment to Hexagon (a)	$(598,169)
Common stock issuance	(2,684)
Net Parent investment	7,749,558
Deferred taxes (b)	29,027
Total pro forma adjustment to additional paid-in capital	$7,177,732
(d) This adjustment reflects the Services and other revenue and related Cost of services and other generated by non-core revenue contracts within the Company’s U.S. federal government contracting subsidiary that will be retained by Hexagon following the Distribution, and which were historically included in the Company’s Combined Statement of Operations.
(e) This adjustment reflects compensation expense for employees that were historically shared between the Company and other Hexagon businesses and will be transferred to the Company from Hexagon, or from the Company to Hexagon, prior to the Distribution.
(f) This adjustment reflects the current and deferred income tax impact of the transaction accounting adjustments noted above. This adjustment is primarily calculated by applying the statutory tax rates in the respective jurisdictions to each of the pre-tax transaction accounting adjustments.
(g) Pro forma basic and diluted earnings per share and pro forma weighted-average basic common shares outstanding reflect the number of Octave Shares expected to be outstanding upon completion of the Distribution. The dilutive effect following the completion of the Distribution is estimated based upon the impact of the Company’s equity-based compensation plans, including both (i) the issuance of Octave Equity Awards in replacement of existing Hexagon Equity Awards and (ii) the assumed grant of restricted stock units and performance stock units under the Octave Intelligence plc Long-Term Incentive Plan included in this Pro Forma Combined Statement of Operations.
Basic and diluted earnings per share are the same for Class A Ordinary Shares and Class B Ordinary Shares as both rank pari passu in all respects except for voting rights.

Autonomous Entity Adjustments
(h) This adjustment reflects the effect of new lease arrangements with third parties that have been, or will be, entered into prior to the Distribution. This adjustment records the operating lease right-of-use assets and related operating lease liabilities based on the estimated present value of the lease payments over the lease term.
Incremental operating lease expense is estimated to be $3.0 million for the year ended December 31, 2025.
(i) This adjustment reflects the effect of new compensation agreements for new and existing executives and includes an increase in salary, bonus, and stock-based compensation. Stock-based compensation include restricted stock unit and performance stock unit grants that generally vest over a three year period.
Incremental operating expense related to salary and bonus is estimated to be $6.0 million for the year ended December 31, 2025. Incremental operating expense related to stock-based compensation is estimated to be $9.6 million for the year ended December 31, 2025.
(j) This adjustment reflects the effects of a Transition Service Agreement the Company intends to enter into with Hexagon in connection with the Distribution whereby Hexagon will continue to provide the Company, and the Company will continue to provide Hexagon, functional support (predominately information technology and other infrastructure support).
Incremental operating expense is estimated to be $1.0 million for the year ended December 31, 2025. Incremental other income is estimated to be $4.0 million for the year ended December 31, 2025.
(k) This adjustment reflects the current and deferred income tax impact of the autonomous entity adjustments noted above. This adjustment is primarily calculated by applying the statutory tax rates in the respective jurisdictions to each of the pre-tax autonomous entity adjustments.
Other Transaction Adjustments
(l) This adjustment reflects the removal of the historical operating activities, as well as the loss on divestitures, related to the Company’s sale of certain non-core businesses during the year ended December 31, 2025.
Management Adjustments
The Company elected to present management adjustments to the Unaudited Pro Forma Combined Financial Statements and have included all adjustments necessary for a fair statement of such information.
Following the Distribution, the Company expects to both (i) incur incremental costs (recurring and non-recurring) associated with the stand-up of functions to operate as a standalone public entity and (ii) realize cost savings associated with various headcount-focused restructuring plans and real-estate optimization plans implemented prior to the Distribution in an effort to better align its resources with its business strategy.
As a standalone public entity, certain incremental costs are expected in addition to those described in the transaction accounting adjustments and autonomous entity adjustments noted above. This includes costs from:
•Recurring items required to operate new and expanded functions as a standalone public entity, such as third-party vendor spend in finance, information technology, legal, and marketing as well as internal costs incurred related to increased stock-based compensation; and
•Non-recurring items associated with the Distribution (including third-party vendor spend in finance, information technology, legal and marketing) and related stand-up of functions to operate as a standalone public entity.

Management estimated incremental costs by assessing the resources and associated one-time costs required for each function to stand up and operate Octave as a standalone public entity. This assessment was performed consistently across all functions resulting in certain functions having incremental costs and others having lower costs than the relevant corporate allocations included in the Combined Financial Statements. Most one-time costs are expected to be incurred within a period of 12 months following the Distribution.
The additional costs included in these management adjustments have been estimated based on assumptions management believes are reasonable. However, actual additional costs that will be incurred post Distribution could be different from the estimates and would depend on several factors, including the economic environment, results of contractual negotiations with third-party vendors, ability to execute on proposed separation plans, and strategic decisions made in areas such as information technology and infrastructure.
In addition, adverse effects and limitations including those discussed in the section of this information statement entitled “Risk Factors” may impact actual costs incurred.
Additionally, in preparation for the spin-off, and in an effort to better align resources with business strategy, the Company initiated headcount-focused restructuring plans and real-estate optimization plans during the year ended December 31, 2025 (as referenced in Note 11 to the Combined Financial Statements). The headcount-focused restructuring plans, which focused on the services, research and development, and sales functions, and the real-estate optimization plans are expected to generate recurring cost savings following the Distribution.
The Company may decide to increase or decrease resources or invest more heavily in certain areas of the business in the future, which may result in a different cost structure than that which is estimated within these management adjustments.
The Unaudited Pro Forma Combined Financial Statements constitute forward-looking information and are subject to certain risks and uncertainties that could cause actual results to differ materially from those anticipated. See “Cautionary Statement Concerning Forward-Looking Statements” for additional details.

Year Ended December 31, 2025 (in thousands, except per share amounts)	Net income
Pro forma	$232,422
Management adjustments:
Synergies:
Personnel costs	34,660
Non-personnel costs	4,532
Dis-synergies:
Personnel costs	(1,156)
Stock-based compensation	(12,597)
Non-personnel costs	(33,260)
Total management adjustments	(7,821)
Income tax effect	996
Pro forma after management adjustments	$225,597

Pro forma earnings per share:
Basic	$0.84
Diluted	$0.83
Pro forma weighted average common shares outstanding:
Basic	268,438
Diluted	271,969

BUSINESS OF OCTAVE
Octave will acquire certain corporate infrastructure and other assets and liabilities described in this information statement through a series of restructuring transactions to be effected by Hexagon prior to the Distribution. Where we describe historical business activities of the Octave Business in this information statement, we do so as if these restructuring transactions had already occurred and Hexagon’s activities related to such assets and liabilities had been performed by Octave.
Mission Statement
Octave provides software that helps organizations better understand and manage the environments in which they design, build, operate, and protect their assets, people, and critical infrastructure. Our platform delivers context-aware intelligence that strengthens decision-making, reduces risk, and improves the quality, performance, and safety of the operations our customers depend on.
Business Overview
Octave provides a suite of software solutions that help organizations design, build, operate, and protect their physical assets, people, and critical infrastructure. These workflow environments often involve different teams, specialized tools, and large volumes of information that are difficult to integrate or interpret without context. When data is organized into separate systems or isolated workflows, decision making slows down, quality issues are harder to identify, and teams may miss early signs of risk or system failure.Our platform connects data, events, and workflows across these environments and applies context-aware intelligence to help customers understand what is happening, what may happen next, and how actions in one area affect conditions in another. By providing a clearer picture of current and emerging conditions, our software helps optimize the performance and reliability of the systems that teams depend on so they can act quicker and reduce risk. We refer to our suite of software solutions collectively as our platform, noting that different components of the software architecture are at various stages of technical integration and interoperability.
AI capabilities within the platform are embedded in the operational workflows rather than used solely for reports or analysis. These capabilities help identify likely equipment failures, detect anomalies across the design-to-build-to-operate lifecycle, highlight conditions that may require attention, and support teams in prioritizing preventive actions based on identified risk and performance patterns. As we continue to develop and acquire new capabilities, we seek to integrate and connect these capabilities to enhance the aggregate value of our platform for our customers.
As organizations face increasing operational complexity, rising data volumes, and tighter performance requirements, demand continues to grow for software that can provide context-aware intelligence and support more informed, timely decision-making. Our commitment to customer success is reflected in our strong retention rates. As of December 31, 2025 and 2024, GRR was 97% and GRR for Large Customers was 99%. Further, as of December 31, 2025 and 2024, NRR was 105%. These metrics demonstrate the mission-critical nature of our software and the high degree of loyalty within our customer base. For more information on GRR and NRR, see “Management's Discussion and Analysis of Financial Condition and Results of Operations—Key Business Metrics.” We serve diverse markets, including power generation and utilities, data centers, heavy construction, process industries, public safety, transportation networks, and other environments where reliability, safety, and coordinated operations are essential.

Overview of Platform Environments
Octave’s software platform supports collaboration, improves continuity, and helps organizations reduce risk and strengthen the reliability of their systems across the following four core workflow environments:
•Design: Supports 3D modeling, engineering analysis, simulation, and geospatial intelligence. This helps teams create information-rich digital representations that serve as the basis for downstream activities. The Design workflow environment represents approximately 40% of the revenue of the Octave Business for the year ended December 31, 2025.
•Build: Connects engineering, procurement, fabrication, construction, and commissioning workflows. This helps teams coordinate materials, track progress, manage changes, and improve cost and schedule predictability. The Build workflow environment represents approximately 10% of the revenue of the Octave Business for the year ended December 31, 2025.
•Operate: Unifies operational data, historical information, maintenance activities, quality systems, and worker tools. This enables real-time insight, predictive intelligence, operational technology cyber security, and improved asset and system performance. The Operate workflow environment represents approximately 30% of the revenue of the Octave Business for the year ended December 31, 2025.
•Protect: Supports public safety and physical security workflows. This includes incident response, emergency management, situational awareness, digital security, and regulatory compliance. The Protect workflow environment represents approximately 20% of the revenue of the Octave Business for the year ended December 31, 2025.
Key Trends Affecting Our Markets
Organizations across the markets we serve are operating under increasing complexity. Several durable trends are driving demand for software that helps unify and contextualize information, enhance decision-making, and improve the performance and reliability of critical operations.
1. AI Is Accelerating Data Proliferation and Infrastructure Modernization
The adoption of AI across industries continues to generate large volumes of new data and increase the need for modern, scalable digital infrastructure. As organizations embed AI into more of their workflows, they require software that can unify data silos, standardize inputs, and support automated analysis. According to a McKinsey report, approximately 71% of firms are already using generative AI in at least one function. Organizations that prioritize end-to-end data transformation and modernize their technology foundations will be better positioned to take advantage of these capabilities.
2. Rising Global Energy Demand
Global energy consumption is increasing as industrial activity grows and as digital infrastructure, including data centers that support AI workloads, expands. Many of our customers operate in energy-intensive sectors such as oil and gas, power generation, nuclear, petrochemical processing, and electric grid operations. These environments depend on software that helps maintain safe, reliable, and efficient operations as demand for energy continues to rise.
3. Pent-Up Demand for Infrastructure Investment
Physical infrastructure is aging across several regions, and investment cycles have not kept pace with societal and economic needs. As infrastructure becomes a limiting factor for growth, including the expansion of data centers, utilities, and other large-scale facilities, organizations are seeking digital tools that help plan, build, operate, and maintain assets more effectively. Software that supports connected workflows and better operational insight is critical.

4. Early-Stage Digital Transformation Across Industrial and Public Sectors
Many industries are still in the early stages of adopting modern, connected software for design, construction, operation, and public safety workflows. As organizations replace legacy tools and modernize how work is performed, they require platforms that can integrate and contextualize data from different sources and support more consistent, coordinated processes. This shift continues to drive demand for cloud, hybrid, and data-driven solutions.
5. Growth in Data-Driven Decision-Making
The volume of operational, sensor, engineering, and field data continues to increase, while workforce demographics are shifting. Experienced workers are retiring, and newer workers expect digital tools that help guide decision-making. Organizations are investing in solutions that make information more accessible, help teams recognize patterns, and support earlier and predictive action in complex environments.
6. Increasing Regulatory and Compliance Requirements
Across industries, regulatory expectations related to safety, quality, environmental performance, and reporting continue to evolve. Organizations require software that helps maintain accurate records, demonstrate compliance, and respond to audits or inspections. This creates demand for systems that provide traceability, consistent workflows, and the ability to manage compliance-related information throughout the lifecycle of a project or asset.
Market Opportunity
Based on market research and an assessment of various third party sources, including Gartner, IDC and Oxford Economics, we estimate that the total addressable market (“TAM”) for broader industrial and infrastructure asset lifecycle software at approximately $55 billion in 2025 and our serviceable addressable market (“SAM”) at approximately $28 billion in 2025. This SAM reflects our core solutions and primary end-markets and excludes adjacent software offerings and non-core industries. We expect this SAM to grow at a compound annual growth rate of approximately 10% to over $40 billion by 2029. We estimate that this SAM is primarily attributable to our four core workflow environments as set forth below.

	Design	Build	Operate	Protect
SAM	$6.6 billion	$5.4 billion	$8.7 billion	$7.3 billion
For more information, see “Risk Factors—The estimates of total addressable market (TAM) and serviceable addressable market (SAM) and growth forecasts included in this information statement may prove to be inaccurate, and even if the markets in which we compete achieve the forecasted growth, our business could fail to grow at a similar rate, if at all.”
Market growth drivers include:
•Operational complexity and stricter regulations in process and manufacturing industries
•Adoption of digital twins, predictive maintenance, and quality systems
•Increased productivity and sustainability requirements in construction and infrastructure
•Modernization of emergency management and public safety systems
•Growing adoption of geospatial intelligence and real-time operational analytics
We believe Octave is positioned to capture this opportunity through our end-to-end coverage, AI-driven automation, data-centric digital twins, and flexible deployment options.

Our Solutions and Software Platform
Octave provides software that empowers organizations to understand, manage, and improve the workflows they depend on. Our solutions are organized around four workflow environments across design, build, operate, and protect, and share a common platform that ensures continuity, context, and intelligence.
Design Environment
The design environment is where the digital foundation of a system begins. Octave helps engineers, designers, and planners create accurate, information-rich representations of assets, layouts, processes, and geospatial contexts. Our software supports 2D and 3D modeling, engineering analysis, digital simulation, geospatial intelligence, and governance standards to help teams validate design decisions before they become costly to change.
Key solutions include:
•Intelligent, rule-based 3D modeling
•Integrated stress, structural, and performance analysis
•Geospatial visualization and spatial analytics
•Metadata extraction and contextualization
•Change management and version control
By establishing a trusted digital baseline, the design environment provides the continuity needed for safe, accurate construction and reliable operations throughout the asset lifecycle. It also establishes the basis for the digital twin.
Build Environment
The build environment connects engineering, procurement, fabrication, construction, and commissioning activities. Octave helps project teams understand design intent, track changes, coordinate materials, and see the status of work as conditions shift. By bringing planning, field execution, supply chain data, and progress information into one environment, teams can detect deviations earlier, reduce rework, and improve schedule and cost predictability.
The build environment also helps field teams capture accurate information about materials, inspections, and work completed, ensuring that changes made during construction are recorded and reflected in the digital representation of the system.
Key solutions include:
•Digital field tools for real-time work data
•Integrated supply chain coordination
•Project performance management connecting planning and execution
•Change and deviation tracking
The build environment enables a more reliable handover to operations by capturing information generated during construction, ensuring that what is delivered reflects what was designed.

Operate Environment
The operate environment unifies operational signals, engineering context, historical records, and maintenance workflows so organizations can understand system behavior in real time and over time. Octave helps operators, technicians, and maintenance teams monitor equipment, processes, and assets; manage alarms and events; support shift handovers; optimize maintenance strategies; and identify emerging risks through predictive intelligence.
Key solutions include:
•Connected worker capabilities
•Performance and quality monitoring
•Asset and reliability management
•Predictive analytics
•Mobile access to asset information
By combining operational data with design and build context, the operate environment helps organizations reduce downtime, improve product quality, maintain compliance, and enhance safety.
Protect Environment
The protect environment enables organizations to detect, understand, and respond to threats across physical, digital, and operational domains. Octave supports public safety agencies, security operations centers, emergency response organizations, and critical infrastructure operators.
Key solutions include:
•Computer-aided dispatch and records management
•Integrated physical and digital security insights
•Threat detection and situational awareness
•Compliance and governance for regulated environments
•Multi-agency coordination
By unifying information across detection, assessment, command, and response, the protect environment helps organizations manage risk and maintain operational continuity.
Industries and Environments We Serve
Organizations use Octave across:
•Power generation and utilities
•Data centers and information technology infrastructure operators
•Heavy construction and public works
•Industrial process industries (e.g. oil & gas processing, chemicals & petrochemicals)
•Public safety and emergency response agencies
•Transportation networks and logistics operations

•Light process industries (e.g. pharmaceuticals & life sciences, pulp & paper manufacturing, food & beverage manufacturing)
•Discrete manufacturing (e.g. automotive, aerospace & defense, electronics)
Key Strengths
Octave differentiates itself through:
1. End-to-End Coverage Across All Workflow Environments
We provide software that supports the full arc of designing, constructing, operating, and securing complex work environments. This continuity helps organizations maintain consistent information across different teams and phases of workflows, improving coordination and reducing the risk of errors, delays, or rework. By supporting the complete lifecycle, the platform naturally expands with customer needs and becomes integrated into long-term operational workflows.
2. Real-Time Data and Dynamic Digital Models
Our platform helps organizations work with live, data-driven models that incorporate real-time information and historical context. These capabilities support better situational awareness, help teams evaluate alternative actions, and provide insight into likely outcomes, allowing organizations to shift from reactive responses to more proactive and resilient operations.
Octave’s digital twins function as dynamic operational decision environments rather than static visual representations. They integrate real-time data, engineering context, historical information, and predictive intelligence to help teams understand what is happening, what may happen next, and how different actions may affect outcomes. By embedding these models into daily workflows, from design and construction through operations and maintenance, customers can move from reactive work to more proactive, informed decision-making.
3. AI-Driven Automation and Context-Aware Intelligence
We use AI and advanced analytics to help teams detect patterns, understand relationships between data points, and identify emerging issues earlier. These capabilities can reduce manual effort, improve consistency and help teams make faster, more informed decisions in industries where timing and accuracy are critical.
Octave’s platform is designed to use AI to support operational decision-making rather than function as a standalone analytical tool. The platform contextualizes signals from sensors, logs, maintenance history, engineering models, and field data to help teams recognize conditions that may require attention. These capabilities support activities such as identifying likely points of equipment stress, detecting anomalies across handoffs from design to construction to operations, and assisting teams in determining appropriate next actions during field work, maintenance, or emergency response. By providing this level of operational context, Octave’s platform helps reduce distraction, improve prioritization, and strengthen reliability in mission-critical environments.
For our AI-powered solutions, our products use a variety of customized open-source models, proprietary models, and third party models built into our platform. We contract these third party providers on commercial terms that are in line with market practice. We also contract with multiple, large US-based public cloud providers to supply the computing power for our products utilizing AI, noting that depending on the product or configuration, our customers may be supplying all or a portion of the computing power used by our software. To validate and improve the AI models included in our products and limit algorithmic hallucinations resulting from our use of AI, we take steps to maintain quality control of the software, including evaluating output against real data prior to deployment and as part of regular testing and model refinement and improvement. We also implement solutions to appropriately structure the data used as model inputs in order to improve the effectiveness of our solutions, reduce the likelihood of algorithmic errors, and engage with customers to educate them on how best to utilize our solutions that utilize AI. Further, use of our solutions by customers, who are often subject matter experts in their respective fields, often involve human review and intervention opportunities to detect potential inaccuracy and improve the models.

4. Seamless Integration and Configurability
We support integration with a wide range of enterprise systems through open interfaces and object-level connectivity. This helps customers unify information that has traditionally been stored across separate tools and formats. Our configurable workflows allow organizations to adapt the platform to their processes while reducing implementation time and administrative overhead.
5. Deep Industry and Domain Expertise
Our software reflects decades of experience across industrial operations, public safety, engineering, construction, and infrastructure management. Our expertise enables us to deliver capabilities aligned with real-world workflows, regulatory requirements, and the operational demands of mission-critical environments. We are a trusted partner to organizations that manage physical assets, people, and critical infrastructure. Our deep domain expertise is essential to ensuring operational success in environments where complexity is high and the cost of failure is significant.
6. Governance, Auditability, and Compliance Support
Given our role supporting mission-critical environments, our platform incorporates defined security, privacy, and data governance practices designed to protect customer information, support regulatory compliance, and maintain system reliability. Our solutions are designed to accommodate customer security policies, local data‑residency regulations, and highly regulated operating environments. We provide capabilities that help organizations maintain accurate records, track changes across systems, and support regulatory and audit needs. These features help customers establish consistent processes, reduce operational risk, and manage compliance requirements, which is particularly critical in highly regulated industries.
7. Flexible Deployment Options
Customers can deploy our software through cloud, hybrid, or on-premises configurations. This flexibility allows organizations to align the platform with their operational, regulatory, and security requirements while maintaining visibility and control over their systems.
8. Lower Total Cost of Ownership Through Unified Workflows
By reducing the need for software solutions from multiple providers, Octave enables configurable workflows and streamlined integrations to help organizations reduce implementation effort and ongoing maintenance costs. In addition, our subscription and license models give customers flexibility to scale usage as their needs evolve, further enabling efficient asset ownership and operation.
Customers
Organizations across the industries we serve use our software to support the environments in which they design, build, operate, and protect their assets. Our customers span industries including power generation and utilities, data centers, heavy construction, process industries, public safety, transportation networks, and other environments that depend on clear information, coordinated workflows, and reliable operations.
As of December 31, 2025, we served 4,464 customers in over 140 countries, including 421 customers with annual recurring revenue of $500,000 or more. In 2025, we served over 60% of Global Fortune 500 companies, and no single customer represented more than 2% of total revenue.
Go-to-Market Strategy
Our go-to-market strategy combines direct and indirect channels to serve a broad mix of enterprise, government, and mid-market customers. Our direct sales teams focus on large organizations with complex operational, regulatory, or security requirements. These teams work closely with customers to understand their environments, support multi-stakeholder buying processes, and expand platform usage over time.

Our indirect channels of more than 1,500 resellers, referral partners, and technology alliances extend our reach to additional industries, geographies, and fragmented customer groups. These partners provide localized expertise, complementary services, and support for customers with regional or specialized needs.
Our customer success, professional services, and managed services teams help customers implement our software, integrate it with existing systems, and adopt new capabilities. These teams support the full customer lifecycle and help drive subscription growth by expanding usage across the workflow environments where customers design, build, operate, and protect their assets, people, and critical infrastructure.
Growth Strategy
Our growth strategy focuses on expanding adoption of our platform, increasing usage within existing customers, and continuing to advance the capabilities of our software across the environments where organizations design, build, operate, and protect their assets, people, and critical infrastructure.
1. Acquire New Customers
We see significant opportunity to reach new customers that are modernizing operational systems. These organizations increasingly seek software that provides clearer context, improves coordination, and mitigates risk across complex environments.
2. Expand Within Existing Customers
Many Octave customers begin by using our software in a single environment. As their workflows become more connected, customers often expand adoption into adjacent environments and increase usage. This creates opportunities for both up-sell and cross-sell as additional workflows and capabilities are added over time. Because the assets and infrastructure we support typically operate for decades, our software becomes embedded in daily operations, supporting long-term recurring relationships with opportunities for renewal and expansion. This land-and-expand model often leads to broader usage over time and contributes to durable, multi-year revenue streams.
3. Grow Subscription and SaaS Revenue
We are accelerating our transition to a recurring revenue model by expanding subscription and SaaS offerings, including cloud-native capabilities that enable faster deployment, continuous updates, and more predictable customer engagement. This shift not only increases the proportion of recurring revenue but also creates opportunities for pricing optimization and value-based packaging, which we believe will expand our overall revenue opportunity as customers adopt higher-value solutions.
4. Advance Platform Capabilities
We continue to invest in AI-driven insights, predictive modeling, dynamic digital models, and enhanced integration across design, build, operate, and protect environments. These capabilities strengthen our platform, and also enable us to deliver higher-value solutions that support premium pricing, expand cross-sell opportunities, and increase customer lifetime value as organizations seek advanced tools to optimize performance and mitigate risk.
5. Strengthen Partnerships and Integrations
We are expanding our ecosystem of technology alliances, including public cloud marketplaces, systems integrators, resellers, VARs, and technology partners, as well as deepening integrations with complementary systems. These partnerships help customers connect Octave with existing enterprise tools and accelerate time-to-value, and create opportunities for incremental revenue through joint solutions, co-selling, and expanded distribution channels.

6. Scale Global Reach
We are expanding our presence in regions with strong investment in infrastructure, manufacturing, and public safety, including Europe, the Middle East, India, Africa (EMIA), Asia-Pacific, and Latin America. Localized offerings and regional partners help us grow in markets with diverse operational and regulatory requirements.
7. Pursue Selective Acquisitions
We intend to pursue disciplined acquisitions that enhance our platform, add complementary capabilities, or expand our reach into new markets. These opportunities enable us to accelerate innovation and address additional customer needs.
Competition
The markets in which we operate are competitive and include established public companies, privately held vendors, regional specialists, and internally developed systems created by customers. Competitors vary by work environment and typically offer solutions that overlap only with certain portions of our platform.
Competitors in the Design Environment
In design and engineering, we compete with providers of CAD, 3D modeling, engineering analysis, and geospatial tools, including:
•Autodesk
•Bentley Systems
•AVEVA
•Esri
Competitors in the Build Environment
In construction, supply chain, project planning, and commissioning workflows, competitors include:
•Autodesk
•AVEVA
•Bentley Systems
•Procore
Competitors in the Operate Environment
In asset management, operations management, quality systems, and maintenance workflows, competitors include:
•AVEVA
•Bentley Systems
•IBM Maximo
•IFS

Competitors in the Protect Environment
In public safety, computer-aided dispatch, records management, and physical security, competitors include:
•CentralSquare
•Motorola Solutions
•Tyler Technologies
Key Competitive Factors
Across our markets, customers evaluate software platforms based on:
•Breadth and depth of product functionality, including support for multi-domain and cross-functional workflows
•Interoperability and integration with enterprise systems and third-party platforms
•Scalability, performance, and reliability in mission-critical environments
•Domain expertise and alignment with industry-specific requirements
•Deployment flexibility, including cloud, on-premises, and hybrid models
•Pace of innovation and responsiveness to emerging technologies
•Ease of use, implementation speed, and time-to-value
•Reputation, trust, and demonstrated customer outcomes
•Total cost of ownership and licensing flexibility
•Effectiveness of go-to-market strategy, including channel partnerships and customer success capabilities
Competitive Positioning
We believe our ability to deliver contextual intelligence across design, build, operate, and protect environments, combined with integration capabilities, deployment flexibility, and deep domain expertise, positions us competitively. However, our markets are dynamic and continue to evolve as technology advances and customer needs change.
Segment Information
We operate in a single business segment developing enterprise software used in design, construction, operations, and security.
Commercial Models
Our offerings include:
•Subscription licenses
•SaaS-based subscriptions
•Support subscriptions
•Perpetual licenses
•Professional services

We continue to increase the proportion of recurring revenue through expanded subscription and SaaS offerings.
Corporate Information
Octave was established as a shelf company on July 5, 2017 as a private company limited by shares and was recently de-shelved, re-named and re-registered as a public limited company to hold the assets and liabilities collectively comprising (i) Hexagon’s ALI business, which focuses on producing insights across the asset lifecycle to design, construct and operate more profitable, safe and sustainable industrial facilities; (ii) Hexagon’s SIG business, which focuses on public and physical security by improving the resilience and sustainability of the world’s critical services and infrastructure; (iii) Hexagon’s ETQ business unit, which focuses on SaaS-based enterprise quality management through streamlining document control, training, audits and other workflows into a single governed system of record; and (iv) Hexagon’s Bricsys business unit, which focuses on developing computer-aided design software for complex 3D modeling, engineering analysis and construction solutions in connection with the Distribution described in this information statement.
On July 24, 2025, Hexagon acquired all outstanding ordinary shares of Octave from nominees of a corporate service provider. Octave has not engaged in any business operations to date and at December 31, 2025 it had no assets or liabilities other than those incidental to its formation.
The contribution of the Octave Business by Hexagon to Octave is expected to occur over a period of time prior to the Distribution, and Octave will have limited operations prior to such contribution. At the time of the Distribution, the address of Octave’s principal executive offices will be 305 Intergraph Way, Madison, Alabama 35758, United States. Octave’s telephone number will be (256) 730-2000. Octave maintains a website at www.octave.com.
Information found on, or accessible through, Octave’s website is not incorporated into, and does not form a part of, this information statement.
Human Capital Resources
As of December 31, 2025, we had approximately 7,200 employees in over 45 countries. We have approximately 2,200 employees in the United States and approximately 1,800 employees in India, our next largest geography.
Our human capital strategy prioritizes talent acquisition, retention, learning and development, and amplifying the voice of the employee to foster a positive and respectful workplace culture. We continuously track the success of our people strategy through well-defined key performance indicators, ensuring alignment with our organizational goals and employee needs.
Attracting & Retaining Talent
We aim to attract, develop, and retain top talent through the following focus areas:
•Encouraging Flexibility: Our flexible policy enables hybrid and remote work tailored by geography and business needs. We support employee well-being through a comprehensive set of global and regional benefits, including parental leave, study support, and flexible working arrangements.
•Promoting Inclusivity: Our leaders are expected to foster psychological safety, encourage diverse perspectives, and model inclusive and respectful behaviors in daily decision-making.
•Targeting competitive compensation: To continue our talent-based competitive advantage, we aim to ensure that our employees are appropriately remunerated and rewarded. Employee salaries are reviewed annually. To support our policy of paying competitive market salaries, each employee is benchmarked according to their specific role, years of experience, as well as performance, market, and responsibilities.
•Continuing learning and development: We continue to invest in training and development opportunities and systems to enable our people to continue growing and progressing in their career aspirations.

Research, Development, and Intellectual Property
To support our research and development efforts, Octave maintains significant development engineering centers in the United States, India, Switzerland, the United Kingdom, Germany and Israel to develop our software platform and provide customers with localized support. Octave has intellectual property holdings in several jurisdictions, with major holdings being in the United States, Belgium, Switzerland, and Germany.
Following the Distribution, Octave will be responsible for its own research and development efforts. Octave employees who have been engaged in research and development attributable to Octave will generally become employees of Octave. We anticipate employing approximately 2,300 research and development personnel around the world, including data scientists, developers and engineers. For the years ended December 31, 2025, 2024 and 2023, our total research and development expenses were approximately $182.9 million, $157.4 million, and $145.8 million, respectively. We intend to continue to invest in our portfolio of software solutions and allocate capital and resources to our growth opportunities.
Additionally, as part of the Distribution, Octave will take possession of over 450 patents and patent applications currently held by Hexagon. More than 300 of these patents have been granted, while approximately 150 of these patent applications remain in the pending or published stages. The patent portfolio includes holdings in the US, Europe (as European patents), China, Japan, Korea, Australia, and Canada, with the majority of patents and patent filings in the United States and European Union. The portfolio is predominantly focused on technologies in software and computer-implemented arts, particularly within the fields of public safety and emergency dispatch systems, geospatial and mapping technologies, user interface, user experience and data visualization, and database and document management systems. The age of the portfolio is balanced with an estimated average remaining life of 12 years (expiring 2037) across the portfolio. While no individual patent or group of patents, taken alone, is considered material to our business, in the aggregate, these patents and rights provide meaningful protection for our products, technologies, and technical innovations.
Regulatory Matters
We are subject to a number of foreign and domestic laws and regulations that affect companies providing software for asset-intensive industries and public sector clients. These regulations include, among others, laws and regulations governing privacy and data protection, data storage, retention and security, taxation, intellectual property, and, more recently, the use of AI. Given our international operations and the capabilities of certain software suites, we are also subject to certain U.S. and international laws and regulations related to anti-corruption, anti-money laundering, export control and sanctions.
In addition, as we are a U.S. government contractor, we are subject to a distinct and complex set of regulatory and compliance obligations, including laws related to administration of government contracts; procurement regulations; the security and control of information and information systems; cost accounting rules; labor requirements and employment eligibility verification; supply chain restrictions; export controls and the use and dissemination of information classified for national security purposes.
These are not the only regulations that our business must comply with and we are subject to a continuously evolving regulatory landscape. For a description of the risks related to the regulations that our business is subject to, please refer to the section entitled “Risk Factors” in this information statement.
Seasonality
Our business and financial results fluctuate from quarter to quarter, largely driven by general economic conditions in the markets in which we operate. Sales in the fourth quarter have traditionally been higher than in other quarters due to typical customer buying behavior driven by budgeting and sales cycle account planning, which normally coincides with calendar year planning.

Properties
Octave’s office facility structure is predominantly leased facilities with our larger leased sites for our operations including properties located in: Hyderabad, India; Munich, Germany; Houston, United States; and Nesher, Israel. Octave also owns or holds long-term leases on additional facilities located in Huntsville, Alabama; Cobham, United Kingdom; Swindon, United Kingdom; and Runcorn, United Kingdom.
We believe our existing facilities and equipment are in good operating condition and are suitable for the conduct of our business. We continuously assess and optimize our leasing footprint to optimize for business needs.
Legal Proceedings
We are not a party to any material legal proceedings at this time. From time to time, we may be subject to various legal proceedings and claims, which may have a material adverse effect on our financial position or results of operations.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
This section should be read in conjunction with the audited Combined Financial Statements and accompanying Notes included elsewhere in this information statement, as well as the information contained in the sections of this information statement titled “Unaudited Pro Forma Combined Financial Information” and “Business of Octave.” This section contains forward-looking statements. See the sections of this information statement titled “Cautionary Statement Concerning Forward-Looking Statements” and “Risk Factors” for a discussion of the uncertainties, risks and assumptions associated with these forward-looking statements that could cause future results to differ materially from those reflected in this section. The financial information discussed below and included in this information statement may not necessarily reflect what our financial condition, results of operations or cash flows would have been had we been a standalone company during the periods presented or what our financial condition, results of operations and cash flows may be in the future.
OVERVIEW
Business Overview
Octave provides a suite of software solutions that help organizations design, build, operate, and protect their physical assets, people, and critical infrastructure. These workflow environments often involve different teams, specialized tools, and large volumes of information that are difficult to integrate or interpret without context. When data is organized into separate systems or isolated workflows, decision making slows down, quality issues are harder to identify, and teams may miss early signs of risk or system failure.
Our platform connects data, events, and workflows across these environments and applies context-aware intelligence to help customers understand what is happening, what may happen next, and how actions in one area affect conditions in another. By providing a clearer picture of current and emerging conditions, our software helps optimize the performance and reliability of the systems that teams depend on so they can act quicker and reduce risk. We refer to our suite of software solutions collectively as our platform, noting that different components of the software architecture are at various stages of technical integration and interoperability.
Spin-off from Hexagon
In March 2025, Hexagon announced that its board of directors had directed management to prepare for the spin-off of the Octave Business into an independent, publicly-traded company, in accordance with its previous announcement to investigate the separation and spin-off in October 2024. The Distribution is expected to be completed through a tax-free, from both a U.S federal income and Swedish tax perspective, pro rata distribution of all the outstanding share capital of Octave to Hexagon shareholders via a Lex-ASEA distribution.
Relationship with Hexagon
The Combined Financial Statements included in this information statement are derived from Hexagon’s historical accounting records and presented on a standalone basis as if the Octave operations had been conducted independently from Hexagon. The Combined Financial Statements are prepared in accordance with U.S. GAAP and Hexagon’s historical accounting policies, by aggregating financial information from the components of Octave’s and Hexagon’s accounting records directly attributable to Octave. The Combined Financial Statements include all revenues and costs directly attributable to the Octave Business. Historically, Hexagon provided certain corporate functions to Octave and costs associated with these functions were allocated to Octave. These functions include, but are not limited to, corporate communications, executive management, legal, human resources, treasury, finance, accounting, information technology, and the related benefit costs associated with such functions, such as stock-based compensation. The costs of such services were allocated to Octave based on direct usage when identifiable, with the remainder allocated on a pro rata basis of revenue of Octave and Hexagon. Octave and Hexagon believe the basis on which these expenses have been allocated are a reasonable reflection of the utilization of services provided to, or the benefit received by, Octave during the periods presented; however, they may not be indicative of the actual expense that would have been incurred had Octave been operating as a standalone company for the periods presented.

Actual costs that may have been incurred if Octave had been a standalone company would depend on a number of factors, including the organizational structure, pricing power, whether functions were outsourced or performed by employees, and strategic decisions made in areas such as information technology and corporate infrastructure.
In connection with the Distribution, we intend to enter into the Distribution Agreement and certain other agreements with Hexagon, including a Transition Services Agreement, a Tax Disaffiliation Agreement and an Employee Matters Agreement, as described in the section titled “Certain Relationships and Related Party Transactions—Relationship Between Hexagon and Octave After the Distribution.” We generally expect to be able to utilize Hexagon’s services for a transitional period following the Distribution before we replace these services over time with services supplied either internally or by third parties. The expenses for the services may vary from the historical costs directly billed and allocated to us for the same services.
We expect to incur certain costs in connection with our establishment as a standalone public entity (the “Separation-Related Costs”). The Separation-Related Costs include non-recurring expenses associated with the separation and stand-up of functions required to operate as a standalone public entity. These non-recurring costs relate primarily to applicable employee related costs, system separation and implementation costs, business and facilities separation, development of our brand and other matters. The Separation-Related Costs are expected to continue through at least fiscal year 2027. Additionally, we will incur increased costs as a result of becoming an independent, publicly-traded company, primarily from establishing or expanding the corporate support for our businesses, including information technology, human resources, treasury, tax, internal audit, risk management, equity-based compensation programs, accounting and financial reporting, investor relations, governance, legal, procurement and other services. See “Unaudited Pro Forma Combined Financial Information” for additional details.
For additional information about the Distribution, see “The Separation and the Distribution” and “Certain Relationships and Related Party Transactions—Relationship Between Hexagon and Octave After the Distribution.”
KEY DRIVERS
Impact of Foreign Currency Exchange on Results of Operations
Our operations are internationally diversified, and our results of operations have been, and we expect in the future will be, affected by changes in foreign currency exchange rates. For the years ended December 31, 2025, 2024, and 2023, approximately 52%, 49%, and 47%, respectively, of our total revenues and 37%, 37%, and 35%, respectively, of our total operating expenses were denominated in a currency other than the U.S. dollar. Our most significant currencies outside of the U.S. dollar are denominated in euro, Canadian dollar, Chinese renminbi, Indian rupee, British pound and Australian dollar. Other than the natural hedge attributable to matching revenue and expenses in the same currencies, we did not hedge foreign currency exposure in these historical periods.
We identify the effects of foreign currency on our operations and present constant currency information because we believe exchange rates are an important factor in understanding period-over-period comparisons and enhance the understanding of our results and evaluations of our performance. Refer to the “Non-GAAP Financial Measures” section for additional information, including our definition and our use of constant currency.
Revenue
We generate revenue through subscriptions, perpetual licenses, professional services and other offerings. Our revenue base is well-diversified across account types, industries, and geographic regions. Excluding the impact of acquisitions, our primary sources of revenue growth come from increased subscriptions revenue within our long-standing client base, particularly through expanded usage of existing solutions, as well as adoption of new product offerings by those clients and subscriptions from new customers.
We anticipate subscriptions will continue to represent a significant majority of new arrangements, including customers migrating from existing license arrangements to subscription services, in future periods. Due to the ratable recognition of subscriptions revenue, growth in subscriptions revenue will lag behind the growth of subscription orders and will impact the comparative growth of our reported revenue on a year-over-year basis.

RESULTS OF OPERATIONS
The following table sets forth our results of operations for the years ended December 31, 2025, 2024, and 2023:

	Year Ended December 31,
	2025	2024	2023
Revenue:
Subscriptions	$1,080,372	$994,721	$916,639
Licenses	198,180	295,650	292,030
Subscriptions and licenses	1,278,552	1,290,371	1,208,669
Services and other	359,346	326,134	343,821
Total revenue	1,637,898	1,616,505	1,552,490
Cost of revenue:
Cost of subscriptions and licenses	169,423	213,134	220,787
Cost of services and other	238,735	221,194	230,203
Total cost of revenue	408,158	434,328	450,990
Gross profit	1,229,740	1,182,177	1,101,500
Operating expenses:
Research and development	182,864	157,352	145,774
Sales and marketing	389,308	361,613	352,014
General and administrative	169,356	139,313	134,030
Amortization of intangible assets	155,498	127,411	115,977
Other operating (income) expense, net	(4,136)	996	29,670
Total operating expenses	892,890	786,685	777,465
Income from operations	336,850	395,492	324,035
Other (expense) income, net	(15,521)	614	221
Income before income tax	321,329	396,106	324,256
Provision for income taxes	73,225	84,899	78,603
Net income	$248,104	$311,207	$245,653
Change in revenue from prior period
The following tables set forth the factors contributing to year-over-year changes in our revenue for the year ended December 31, 2025 compared with the year ended December 31, 2024, and for the year ended December 31, 2024 compared with the year ended December 31, 2023:

	Year Ended December 31,
	2024 to 2025	2023 to 2024
Organic growth	3%	3%
Foreign currency translation	1%	—%
Acquisitions and divestitures, net	(3)%	1%
Total change in revenue	1%	4%

In addition to our results of operations discussed below, the following is supplemental data of our revenue:

	Year Ended December 31,
(as a percentage of total revenue)	2025	2024	2023
Revenue:
Subscription licenses	18%	17%	16%
SaaS	18%	16%	14%
Maintenance subscription	30%	29%	29%
Subscriptions	66%	62%	59%
Licenses	12%	18%	19%
Services and other	22%	20%	22%
Total revenue	100%	100%	100%
The volume, mix, and duration of contract types starting or renewing in any given period may have a material impact on revenue in the period, and as a result can impact the comparability of reported revenue period-over-period.
Combined Revenue

	Year Ended December 31,
	2025	2024	2023
Revenue:
Subscription licenses	$289,858	$279,368	$254,572
SaaS	296,198	253,249	211,487
Maintenance subscription	494,316	462,104	450,580
Subscriptions	1,080,372	994,721	916,639
Licenses	198,180	295,650	292,030
Subscriptions and licenses	1,278,552	1,290,371	1,208,669
Services and other	359,346	326,134	343,821
Total revenue	$1,637,898	$1,616,505	$1,552,490
Revenue by geographic region, based upon the location of the end customer, is as follows:

	Year Ended December 31,
	2025	2024	2023
Americas: (1)
United States	$666,618	$686,568	$688,215
Other Americas	151,557	148,489	144,973
EMIA (2)	591,088	549,180	505,466
APAC (3)	228,635	232,268	213,836
Total revenue	$1,637,898	$1,616,505	$1,552,490
_____________
(1)Americas includes the United States, Canada, and Latin America.
(2)EMIA includes Europe, Middle East, India, and Africa.
(3)APAC includes the Asia-Pacific region, excluding India.
Operations in Ireland, our country of domicile, are not material in all periods presented.

2025 compared with 2024
Revenue increased by $21.4 million or 1%, primarily due to general sales increases and from favorable currency impacts, partially offset by impacts of the divestiture of non-core businesses. Revenue in EMIA grew 8%, while revenue in Americas and APAC each declined 2%. Subscriptions revenue growth was the primary driver for the overall portfolio led by SaaS sales which grew 17% with solid market demand, followed by maintenance subscription growth of 7% from focus on annual increases to contract values, and subscription licenses growth of 4%. Licenses sales slowed with a 33% decline due to a customer shift to SaaS and subscription licenses. Services and other improved with a 10% growth due to a higher level of enterprise implementations in public safety solutions partially offset with the divestiture of non-core businesses. Additionally, in line with the Company's continued product evolution, certain of our revenue streams have transitioned from being predominantly highly customized license-based deliveries to services configurations based on a more standardized license offering.
2024 compared with 2023
Revenue increased by $64.0 million or 4%, primarily due to general volume increases and from an additional quarter of revenue related to Qognify, which was acquired in April 2023. Revenue in EMIA grew 9%, revenue in APAC grew 9%, while revenue in the Americas was relatively flat. The revenue increase was driven by increased demand across the portfolio. Subscriptions revenue growth was the primary driver for the overall portfolio due to continued focus on SaaS sales and solid market demand, which led to SaaS growth of 20%, followed by subscription licenses growth of 10% driven by customer project demand for flexible subscriptions and maintenance subscription growth of 3%. Licenses sales were stable with 1% overall growth and services and other declined 5% due to a reduction in demand by enterprise customers for customized implementations of SaaS sales.
Cost of Revenue and Operating Expenses
Management continuously assesses the Company’s cost structure to ensure an optimal balance of personnel necessary to support revenue levels, investment in innovation and the associated infrastructure necessary to support business operations and continuity.
Cost of Revenue

	Year Ended December 31,
	2025	2024	2023
Total cost of revenue	$408,158	$434,328	$450,990
Gross profit percentage	75%	73%	71%
2025 compared with 2024
Cost of revenue decreased by $26.2 million or 6%, primarily due to the reduction in services and other labor and associated delivery costs that supported the divested non-core businesses. This was partially offset by an increase in cloud platform costs associated with public cloud infrastructure providers and general labor costs. As a result, gross profit margin improved from 73% to 75% and when coupled with the growth in revenue, gross profit increased by $47.6 million or 4%.
2024 compared with 2023
Cost of revenue decreased by $16.7 million or 4%, primarily due to revenue mix whereby a 2023 increase in sales from our federal government solutions did not recur in 2024. This decrease in cost was partially offset by an increase in cloud platform costs associated with public cloud infrastructure providers, variable costs associated with revenue growth and inflationary pressure on salaries. As a result, gross profit margin improved from 71% to 73% and when coupled with the growth in revenue, gross profit increased by $80.7 million or 7%.

Research and Development Expenses

	Year Ended December 31,
	2025	2024	2023
Research and development	$182,864	$157,352	$145,774
Percentage of total revenue	11%	10%	9%
2025 compared to 2024
Research and development expenses increased by $25.5 million or 16%, primarily due to an increase in salaries and wages associated with wage inflation, an increase in hiring for technical personnel, and an increase in investments in development tools to support development effort. Capitalization of software development costs declined as a proportion of overall expenditures.
2024 compared to 2023
Research and development expenses increased by $11.6 million or 8%, primarily due to an increase in salaries and wages associated with wage inflation, an increase in hiring for technical personnel, and an increase in internal business application expenses associated with software development tools and infrastructure costs and general inflationary pressure.
Sales and Marketing Expenses

	Year Ended December 31,
	2025	2024	2023
Sales and marketing	$389,308	$361,613	$352,014
Percentage of total revenue	24%	22%	23%
2025 compared with 2024
Sales and marketing expenses increased by $27.7 million or 8%, primarily due to an increase in salaries and wages associated with wage inflation and hiring for sales and sales support personnel and an increased investment in sales enablement technology, marketing events and increases in sales commissions in addition to incremental hiring in preparation for the proposed distribution.
2024 compared with 2023
Sales and marketing expenses increased by $9.6 million or 3%, primarily due to an increase in salaries and wages associated with wage inflation and hiring for sales and sales support personnel, an increase in marketing events, and general inflationary pressure.
General and Administrative Expenses

	Year Ended December 31,
	2025	2024	2023
General and administrative	$169,356	$139,313	$134,030
Percentage of total revenue	10%	9%	9%
2025 compared with 2024
General and administrative expenses increased by $30.0 million or 22%, primarily due to an increase in salaries and wages associated with wage inflation, increased hiring to support public company functions, an increase in general reserves for accounts receivable allowances, and an increase in general information technology costs in preparation for the proposed distribution.

2024 compared with 2023
General and administrative expenses increased by $5.3 million or 4%, primarily due to an increase in salaries and wages associated with wage inflation and hiring for administrative functions and general inflationary pressures.
Amortization of Intangible Assets

	Year Ended December 31,
	2025	2024	2023
Amortization of intangible assets	$155,498	$127,411	$115,977
Percentage of total revenue	9%	8%	7%
2025 compared with 2024
Amortization of intangible assets increased by $28.1 million or 22%, primarily due to incremental new releases of developed product solutions for sale.
2024 compared with 2023
Amortization of intangible assets increased by $11.4 million or 10%, primarily due to incremental new releases of internally developed solutions for sale and the acquisition of Qognify in April 2023.
Other Operating (Income) Expense, net

	Year Ended December 31,
	2025	2024	2023
Other operating (income) expense, net	$(4,136)	$996	$29,670
Percentage of total revenue	—%	—%	2%
2025 compared with 2024
Other operating (income) expense, net decreased by $5.1 million, to an income position, primarily due to reduced impairment of intangible assets and increased contingent consideration fair value remeasurement gains, partially offset by an increase in restructuring charges associated with certain cost reduction actions taken primarily in the third quarter of the current year as a measure to offset investments in public company functions.
2024 compared with 2023
Other operating (income) expense, net decreased by $28.7 million or 97%, primarily due to reduced restructuring and impairment of intangible assets charges associated with certain cost reduction actions in the prior year, partially offset by a decrease in contingent consideration fair value remeasurement gains.
Other (Expense) Income, Net

	Year Ended December 31,
	2025	2024	2023
Other (expense) income, net	$(15,521)	$614	$221
2025 compared with 2024
Other (expense) income, net decreased from $0.6 million to a $15.5 million loss primarily due to the loss on the divestiture of non-core businesses of $16.6 million that took place during the third quarter of 2025.
2024 compared with 2023
Other (expense) income, net has remained relatively flat during the years ended December 31, 2024, and 2023.

Provision for Income Taxes

	Year Ended December 31,
	2025	2024	2023
Income before income taxes	$321,329	$396,106	$324,256
Provision for income taxes	$73,225	$84,899	$78,603
Effective tax rate	23%	21%	24%
2025 compared with 2024
For the year ended December 31, 2025, the effective tax rate was higher as compared to the year ended December 31, 2024, primarily due to the jurisdictional mix of earnings, effects of cross-border transactions, and discrete tax effects of internal restructuring in the third quarter of 2025 in preparation for the spin-off.
2024 compared with 2023
For the year ended December 31, 2024, the effective tax rate was lower as compared to the year ended December 31, 2023, primarily due to the effects of cross-border transactions, changes in state income tax and apportionment rates and deferred tax adjustments.
KEY BUSINESS METRICS
In addition to our results of operations discussed above, we believe the following presentation of key business metrics provides incremental useful information to investors regarding our results of operations. To the extent material, we disclose below the additional purposes, if any, for which our management uses these key business metrics. Our key business metrics may vary significantly from period to period for reasons unrelated to our operating performance and may differ from similarly titled measures presented by other companies. These metrics are based on management calculations derived from available operational data.

	December 31,
$ in millions except number of customers	2025	2024	2023
ARR	$1,117	$1,028	$952
Number of customers	4,464	4,381	4,189
Number of large customers	421	384	339
Annualized Recurring Revenue
Annualized Recurring Revenue (“ARR”) is a key business metric we use to evaluate the scale and growth of our business as well as to assist in the evaluation of underlying trends in our business. ARR represents the annualized value of recurring revenue from our subscription licenses, SaaS-based subscriptions and maintenance subscriptions. It excludes revenue from perpetual software licenses, non-recurring services and other revenues. The Company calculates ARR as the sum of: (i) the annualized value of monthly recurring revenue recognized from SaaS-based subscriptions and maintenance subscriptions in the last month of the most recently completed quarter, plus (ii) the annualized value of recurring revenue recognized from subscription licenses in the most recently completed quarter.
Number of Customers and Number of Large Customers
Number of Customers and Number of Large Customers are key business metrics we use to evaluate the scale and growth of our business as well as to assist in the evaluation of underlying trends in our customer base. A “Customer” is defined as a parent entity or government department that has ARR of $10,000 or more as of the end of the current period. A “Large Customer” is defined as a parent entity or government department that has ARR of $500,000 or more as of the end of the current period. Subsidiaries or multiple contracts under the same parent entity are consolidated and counted as one Customer.

Gross Retention Rate
GRR is a key business metric that we use to evaluate the scale and growth of our business as well as to assist in the evaluation of underlying trends in customer retention. GRR represents the percentage of ARR retained from customers with ARR as of the end of the same period one year prior. GRR accounts for the loss of ARR resulting from complete customer churn and does not account for the impact of contraction or expansion from customers.
As of December 31, 2025 and 2024, GRR was 97% and GRR for Large Customers was 99%.
Net Retention Rate
NRR is a key business metric that we use to evaluate the scale and growth of our business as well as to assist in the evaluation of underlying trends in customer retention. NRR represents the percentage of ARR attributable to customers with ARR as of the end of the same period one year prior. NRR accounts for the loss of ARR resulting from complete customer churn and accounts for the impact of contraction or expansion from existing customers.
As of December 31, 2025 and 2024, NRR was 105%.
NON-GAAP FINANCIAL MEASURES
Below are definitions and reconciliations of certain non-GAAP financial measures to the most directly comparable financial measures calculated and presented in accordance with U.S. GAAP. Management believes that, when considered together with reported amounts, these measures are useful to investors and management in understanding our ongoing operations and in the analysis of ongoing operating trends. Management believes these non-GAAP financial measures provide investors with a more meaningful measure of company performance period to period, align the measures to how management evaluates performance internally, and make it easier for investors to compare our performance to peers. These measures should be considered in addition to, and not as replacements for, the most directly comparable U.S. GAAP measure. The non-GAAP financial measures we use are as follows:
Adjusted Income from Operations—Income from Operations
Adjusted income from operations is defined as Income from operations adjusted for amortization of acquired intangibles; amortization of developed technologies; stock-based compensation expense; impairment charges; acquisition costs and charges; restructuring charges; and stand-up costs.
Adjusted Operating Margin—Operating Margin
Adjusted operating margin is defined as Operating margin adjusted for amortization of acquired intangibles; amortization of developed technologies; stock-based compensation expense; impairment charges; acquisition costs and charges; restructuring charges; and stand-up costs.
Adjusted Net Income—Net Income
Adjusted net income is defined as Net income adjusted for amortization of acquired intangibles; amortization of developed technologies; stock-based compensation expense; impairment charges; acquisition costs and charges; restructuring charges; stand-up costs; loss on divestitures; and a corresponding adjustment to income tax expense for the impact of these adjustments.
Free Cash Flow—Cash Flow from Operations
Free cash flow is defined as Cash flow from operations net of capital expenditures, including purchases of property and equipment and capitalization of software development costs. These expenditures consist primarily of facility improvements, office equipment, computer equipment, and software development costs. We believe that free cash flow, in conjunction with cash from operations, is a useful measure of liquidity since capital expenditures are a necessary component of ongoing operations. Free cash flow is not a measure of cash available for discretionary expenditures.

Description of Adjustments
Amortization of acquired intangibles and amortization of developed technologies are non-cash expenses that are impacted by the timing and magnitude of our acquisitions and additions to developed technologies. We believe the assessment of our operations excluding these costs is relevant to our assessment of internal operations and comparisons to the performance of other companies in our industry.
Stock-based compensation expense is a non-cash expense relating to equity-based awards issued to executive officers, employees and outside directors, consisting of performance share awards. We believe the assessment of our operations excluding these costs is relevant to our assessment of internal operations and comparisons to the performance of other companies in our industry.
Impairment charges are non-cash expenses related to long-lived assets for which it was determined the carrying value of such assets was partially or fully unrecoverable. We believe the assessment of our operations excluding these costs is relevant to our assessment of internal operations and comparisons to the performance of other companies in our industry.
Acquisition costs and charges are direct costs of potential and completed acquisitions and expenses related to acquisition integration activities, including transaction fees, due diligence costs, severance and professional fees. Subsequent adjustments to our initial estimated amount of contingent consideration associated with specific acquisitions are also included within acquisition costs and charges. The occurrence and amount of these costs and charges varies depending on the timing and size of acquisitions and subsequent adjustments to our initial estimated amount of contingent consideration. We believe the assessment of our operations excluding these costs and charges is relevant to our assessment of internal operations and comparisons to the performance of other companies in our industry.
Restructuring charges include excess facility restructuring costs; impairment and accretion expenses related to the lease assets of exited facilities; sublease income from previously impaired facilities; severance charges resulting from employee reduction actions; and third-party professional consulting fees related to modifications of our business strategy. These charges vary in size based on restructuring plans and duration. We believe the assessment of our operations excluding these costs is relevant to our assessment of internal operations and comparisons to the performance of other companies in our industry.
Stand-up costs include expenses associated with the spin-off and stand up of functions required to operate as a stand-alone public entity, these costs primarily relate to system implementation expenses, legal and consulting costs, development of our brand and other matters.We believe the assessment of our operations excluding these costs is relevant to our assessment of internal operations and comparisons to the performance of other companies in our industry.
Loss on divestitures include expenses associated with the sale of non-core businesses during the period and primarily pertain to the excess of net assets divested over total cash proceeds from sale. We believe the assessment of our operations excluding these costs is relevant to our assessment of internal operations and comparisons to the performance of other companies in our industry.
Income tax adjustments include the tax impact of the items excluded from Adjusted net income.
We use these non-GAAP financial measures, and we believe that they assist our investors, to make period-to-period comparisons of our operational performance because they provide a view of our operating results and cash flows without items that are not, in our view, indicative of our core operating results. We believe that these non-GAAP financial measures, when used in conjunction with the most comparable U.S. GAAP measure, help illustrate underlying trends in our business, and we use the measures to establish budgets and operational goals (communicated internally and externally) for managing our business and evaluating our performance. We believe that providing non-GAAP financial measures also affords investors a view of our operating results and cash flows that may be more easily compared to the results of other companies in our industry that use similar financial measures to supplement their U.S. GAAP results.

The items excluded from the non-GAAP financial measures often have a material impact on our financial results. Accordingly, the non-GAAP financial measures included in this information statement should be considered in addition to, and not as a substitute for or superior to, the comparable measures prepared in accordance with U.S. GAAP.
The following tables reconcile each of these non-GAAP financial measures to its most closely comparable U.S. GAAP measure on our financial statements:

	Year Ended December 31,
	2025	2024	2023
Income from operations	$336,850	$395,492	$324,035
Amortization of acquired intangibles	74,418	73,655	80,421
Amortization of developed technologies	82,222	54,898	36,673
Stock-based compensation expense	16,696	15,017	14,877
Impairment charges	2,191	3,967	22,792
Acquisition costs and charges	(54,950)	(7,445)	(25,499)
Restructuring charges	47,381	1,204	35,518
Stand-up costs	1,498	—	—
Adjusted income from operations	$506,306	$536,788	$488,817

Operating margin	21%	24%	21%
Amortization of acquired intangibles	5	5	5
Amortization of developed technologies	5	3	2
Stock-based compensation expense	1	1	1
Impairment charges	—	—	2
Acquisition costs and charges	(3)	—	(2)
Restructuring charges	2	—	2
Stand-up costs	—	—	—
Adjusted operating margin	31%	33%	31%

Net income	$248,104	$311,207	$245,653
Amortization of acquired intangibles	74,418	73,655	80,421
Amortization of developed technologies	82,222	54,898	36,673
Stock-based compensation expense	16,696	15,017	14,877
Impairment charges	2,191	3,967	22,792
Acquisition costs and charges	(54,950)	(7,445)	(25,499)
Restructuring charges	47,381	1,204	35,518
Stand-up costs	1,498	—	—
Loss on divestitures	16,578	—	—
Tax impacts	(43,519)	(31,141)	(38,865)
Adjusted net income	$390,619	$421,362	$371,570

Cash flow from operations	$465,879	$502,162	$436,436
Purchases of property and equipment	(9,547)	(7,053)	(9,904)
Capitalization of software development costs	(136,673)	(134,942)	(122,356)
Free cash flow	$319,659	$360,167	$304,176

Constant Currency
Constant currency is a non-GAAP financial measure that presents our revenue excluding the estimated effects of foreign currency exchange rate fluctuations. A significant amount of our operations is conducted in foreign currencies. As a result, the comparability of the financial results reported in U.S. dollars is affected by changes in foreign currency exchange rates. We use constant currency to evaluate the underlying performance of the business, and we believe it is helpful for investors to present operating results on a comparable basis period over period to evaluate its underlying performance.
In reporting period-over-period results, we calculate the effects of foreign currency fluctuations and constant currency information by translating current and prior period results on a functional currency basis to our reporting currency using the prior period average foreign currency exchange rates from which the transaction occurred.
Reconciliation of revenue to revenue in constant currency for the year ended December 31, 2025:

	Year Ended December 31, 2025			Year Ended December 31, 2024
	Actual	Impact of Foreign Exchanges at 2024 Rates	Constant Currency	Actual	Impact of Foreign Exchanges at 2024 Rates	Constant Currency
Revenue:
Subscriptions	$1,080,372	$8,328	$1,072,044	$994,721	$—	$994,721
Licenses	198,180	1,528	196,652	295,650	—	295,650
Subscriptions and licenses	1,278,552	9,856	1,268,696	1,290,371	—	1,290,371
Services and other	359,346	2,770	356,576	326,134	—	326,134
Total revenue	$1,637,898	$12,626	$1,625,272	$1,616,505	$—	$1,616,505
Reconciliation of revenue to revenue in constant currency for the year ended December 31, 2024:

	Year Ended December 31, 2024			Year Ended December 31, 2023
	Actual	Impact of Foreign Exchanges at 2023 Rates	Constant Currency	Actual	Impact of Foreign Exchanges at 2023 Rates	Constant Currency
Revenue:
Subscriptions	$994,721	$1,023	$993,698	$916,639	$—	$916,639
Licenses	295,650	303	295,347	292,030	—	292,030
Subscriptions and licenses	1,290,371	1,326	1,289,045	1,208,669	—	1,208,669
Services and other	326,134	335	325,799	343,821	—	343,821
Total revenue	$1,616,505	$1,661	$1,614,844	$1,552,490	$—	$1,552,490

LIQUIDITY AND CAPITAL RESOURCES
Sources of Historical Liquidity
We have historically generated positive cash flow from operations; however, as part of Hexagon, Octave has been dependent upon Hexagon for all of its working capital and financing requirements. Hexagon uses a centralized approach to cash management and financing of its operations. Accordingly, a substantial portion of the Octave Business’ cash accounts are regularly cleared to Hexagon at Hexagon’s discretion, and Hexagon funds its operating and investing activities as needed. This arrangement is not reflective of the manner in which the Octave Business would have been able to finance its operations had it been a standalone business separate from Hexagon during the periods presented. Transfers of cash between Hexagon and the Octave Business are included within Net transfers (to) from Parent in the Combined Statements of Cash Flows and the Combined Statements of Equity included elsewhere in this information statement.
We continually evaluate our liquidity requirements in light of our operating needs, growth initiatives and capital resources. In conjunction with the planned Distribution, we expect to further evaluate our liquidity needs, capital structure and sources of capital on a standalone basis and expect to enter into future borrowings. For further information on the future sources of liquidity and capital resources for our business, see “Future Sources of Liquidity” below.
Future Sources of Liquidity
Following the Distribution, our capital structure and sources of liquidity will change from our historical capital structure because we will no longer be part of Hexagon’s centralized treasury management and centralized funding programs. Our ability to fund our operating needs will depend on our ability to continue to generate positive cash flows from operations, and on our ability to obtain debt financing on acceptable terms or to issue additional equity or equity-linked securities not anticipated in this information statement. Management believes that our cash balances and funds provided by operating activities, along with expected borrowing capacity and access to capital markets, taken as a whole, will provide (i) adequate liquidity to meet all of our current and long-term obligations when due, including third-party debt that we expect to incur in connection with the Distribution, (ii) adequate liquidity to fund capital expenditures and (iii) flexibility to meet investment opportunities that may arise. However, we cannot assure that we will be able to obtain additional debt or equity financing on acceptable terms in the future.
In connection with the Distribution, we expect to incur indebtedness of $525.0 million. A combination of proceeds from this debt issuance and Cash and cash equivalents on hand will be used to fund a cash payment from the Octave Business to Hexagon in connection with the Distribution. The actual cash payment amount will be finalized immediately prior to Distribution based upon an assessment of the net debt to adjusted earnings ratio for both Octave and Hexagon whereby the two companies intend to have a similar ratio immediately following the Distribution.
We expect to utilize our cash flows to continue to invest in our business, growth strategies, people and the communities we operate in as well as to repay our indebtedness over time.

Cash Flow Activity
Summarized cash flow information for the years ended December 31, 2025, 2024, and 2023 is as follows:

	Year Ended December 31,
	2025	2024	2023
Net cash provided by operating activities	$465,879	$502,162	$436,436
Net cash used in investing activities	$(104,775)	$(165,005)	$(432,149)
Net cash (used in) provided by financing activities	$(307,196)	$(332,348)	$25,225
Operating Activities
2025 compared with 2024
Net cash provided by operating activities decreased by $36.3 million, primarily due to a decrease in net income of $63.1 million and a decrease in net cash flows from the change in operating assets and liabilities of $24.0 million, offset by an increase in non-cash adjustments of $50.8 million. The decrease in net cash flows from the change in operating assets and liabilities was primarily due to timing of collections on receivables, utilization of current assets, recognition of deferred revenue, and the timing of cash disbursements for operating assets and liabilities. The increase in non-cash adjustments was primarily driven by an increase in depreciation and amortization, timing of restructuring and other charges, increased deferred income tax expense, and the loss on divestitures, which were partially offset by the impact of the remeasurement of contingent consideration.
2024 compared with 2023
Net cash provided by operating activities increased $65.7 million, primarily due to an increase in net income of $65.6 million, with offsetting impacts from an increase in net cash flows from the change in operating assets and liabilities of $61.6 million and a net decrease in non-cash adjustments of $61.5 million. The increase in net cash flows from the change in operating assets and liabilities was primarily due to the timing of collections on receivables, utilization of current assets, recognition of deferred revenue, and the timing of cash disbursements for operating assets and liabilities. The decrease in non-cash adjustments was primarily due to lower deferred income tax expense, timing of restructuring and other charges, and impairment of intangible assets, which were partially offset by the impact of the remeasurement of contingent consideration and increased depreciation and amortization.
Investing Activities
2025 compared with 2024
Net cash used in investing activities decreased by $60.2 million, primarily due to the proceeds from divestitures of $57.0 million.
2024 compared with 2023
Net cash used in investing activities decreased by $267.1 million, primarily due to a decrease in cash paid for acquisitions of $282.6 million, partially offset by a $12.6 million increase in capitalization of software development costs. The decrease in acquisition-related costs was due to the Qognify and Projectmates acquisitions in 2023.
Financing Activities
2025 compared with 2024
Net cash used in financing activities decreased by $25.2 million due to a decrease in net transfers to Hexagon.
2024 compared with 2023
Net cash used in financing activities increased by $357.6 million due to an increase in net transfers to Hexagon.

Cash and Cash Requirements
As of December 31, 2025, our cash and cash equivalents totaled $156.1 million. Our ability to generate positive cash flows from operations is dependent on general economic conditions, and the competitive environment in our industry, and is subject to the business and other risk factors described in the section of this information statement titled “Risk Factors.” If we are unable to generate sufficient cash flows from operations or otherwise comply with the terms of any external borrowings, we may be required to seek additional financing alternatives.
We believe that we have sufficient liquidity based on our current cash position, cash flows from operations and expected future financing to meet our expected payments related to our material cash requirements for at least the next 12 months.
Cash and Cash Equivalents Held by non-U.S. Subsidiaries
Cash and cash equivalents held by our non-U.S. subsidiaries were $141.8 million and $87.2 million as of December 31, 2025 and 2024, respectively.
Contractual Obligations and Other Commitments
In the normal course of business, we enter into various contractual obligations that impact, or could impact, the liquidity of our operations. The following table summarizes our most significant contractual obligations as of December 31, 2025:

	Total	Short-Term	Long-Term
Purchase obligations (1)	$80,634	$39,052	$41,582
Operating lease obligations (2)	52,453	15,683	36,770
Total contractual obligations	$133,087	$54,735	$78,352
__________________
(1)Purchase obligations are entered into with various vendors in the normal course of business and are consistent with our expected requirements. Additionally, the long-term purchase obligations reflect the Company’s operational preparation for spin-off.
(2)Commitments under operating leases primarily relate to leasehold properties and automobiles. See Note 8 “Leases” of the Notes to Combined Financial Statements for additional information.
The above table excludes estimated principal amount of indebtedness of approximately $525.0 million and associated estimated interest payments of $24.5 million per year in connection with the Distribution. See “Description of Material Indebtedness” for additional discussion. The actual interest rates of indebtedness may change from those estimated above. It is estimated that for every incremental 0.125 percent change (increase or decrease) from those assumed, interest expense could change by approximately $0.7 million per year.
Capital Expenditures
Octave’s capital expenditures primarily consist of leasehold improvements, investment in our owned facilities and replacement and replenishment of personal computers for business use. For the years ended December 31, 2025, 2024, and 2023, capital expenditures were $9.5 million, $7.1 million, $9.9 million, respectively.
Parent Company Credit Support
Hexagon provides Octave with parent credit support in certain jurisdictions. To support Octave in selling products and services globally, Hexagon entered into and may enter into contracts on behalf of Octave or issue parent company guarantees or letters of credit. Hexagon also provides similar credit support for some non-customer related activities of Octave. There are no known instances historically where payments or performance from Hexagon were required under parent company guarantees relating to Octave’s customer contracts. As such, no amounts related to parent company guarantees have been recorded by Octave in the Combined Financial Statements as of or for the years ended December 31, 2025, 2024, and 2023. See “Certain Relationships and Related Party Transactions—Relationship Between Hexagon and Octave After the Distribution—Distribution Agreement.”

Off-Balance Sheet Arrangements
Octave does not engage in any off-balance sheet financial arrangements that have or are reasonably likely to have a material current or future effect on our financial condition, changes in financial condition, revenue or expenses, results of operations, liquidity, capital expenditures or capital resources.
CRITICAL ACCOUNTING ESTIMATES
The preparation of our Combined Financial Statements in accordance with U.S. GAAP is based on the selection and application of accounting policies that require us to make significant estimates and assumptions about the effects of matters that are inherently uncertain. Many estimates and assumptions involved in the application of accounting principles have a material impact on reported financial condition and operating performance and on the comparability of such reported information over different reporting periods. Critical accounting estimates or assumptions are those where the nature of the estimates or assumptions is material due to the levels of subjectivity and judgment necessary to account for highly uncertain matters or the susceptibility of such matters to change, and the impact of the estimates and assumptions on financial condition or operating performance is material. We consider the estimates and assumptions discussed below to be critical to the understanding of our financial statements. Actual results could differ from our estimates and assumptions, and any such differences could be material to our Combined Financial Statements.
Revenue Recognition
The recognition of revenue requires judgment and estimation by management, particularly in arrangements that include multiple products and services. Our contracts with customers may include promises to transfer licenses, maintenance, and services to a user. Judgment is required to determine if the promises are separate performance obligations, and if so, the allocation of the transaction price to each performance obligation. When an arrangement includes multiple performance obligations which are concurrently delivered and have the same pattern of transfer to the customer, we account for those performance obligations as a single performance obligation. For contracts with more than one performance obligation, the transaction price is allocated among the performance obligations in an amount that depicts the relative standalone selling price (“SSP”) of each obligation. Judgment and estimation is required to determine the SSP for each distinct performance obligation. In instances where SSP is not directly observable, such as when we do not sell the product or service separately, we determine the SSP using information that may include market conditions and other observable inputs. We use a range of amounts to estimate SSP when we sell each of the products and services separately and need to determine whether there is a discount that should be allocated based on the relative SSP of the various products and services.
Goodwill
Goodwill consists of the excess of the purchase price over the fair value of net assets acquired in business combinations. Goodwill is not amortized but instead is assessed for impairment at the reporting unit level annually during the fourth quarter of each year, or if a triggering event occurs or changes in circumstances indicate that the carrying amount may not be fully recoverable. In performing our annual impairment test, we may first perform a qualitative assessment, which involves judgment in evaluating company-specific factors such as financial performance and long-range plans, industry conditions, and macroeconomic factors. If a quantitative assessment is required, we estimate the fair value utilizing a discounted cash flow analysis, including strategic and annual operating plans, adjusted for terminal value assumptions. These impairment tests use accounting estimates and assumptions, which require judgment in developing projections about future revenue growth, operating margins, capital expenditures, and the appropriate discount rate. The discount rate is based on a weighted average cost of capital, which incorporates market data from a group of comparable companies as well as a risk premium. To address this uncertainty, we perform sensitivity analysis on key accounting estimates and assumptions. Once the fair value is determined, if the carrying amount exceeds the fair value, it is impaired. Any impairment is measured as the difference between the carrying amount and its fair value.
There was no goodwill impairment as a result of the Company’s annual impairment assessments conducted during the years ended December 31, 2025, 2024, or 2023.

The Company’s quantitative impairment assessment conducted during the year ended December 31, 2025 was performed utilizing a discounted cash flow analysis which required judgment in developing projections about future revenue growth, operating margins, capital expenditures, and the appropriate discount rate, all of which serve as key assumptions. While there was no goodwill impairment as a result of the Company’s annual impairment assessment, the estimated fair value of the Company’s single reporting unit only exceeded its carrying value by approximately 8% (headroom).
The two primary assumptions utilized in determining the fair value of the reporting unit were the long-term revenue growth rate of 3.0% growth and the discount rate of 10.0%. Holding all other assumptions constant, a hypothetical 100 basis point decrease in the long-term revenue growth rate assumption would decrease the fair value of the reporting unit by approximately 8.3%, and a hypothetical 100 basis point increase in the discount rate assumption would decrease the fair value of the reporting unit by approximately 12.2%. Either change could result in a hypothetical impairment charge.
Accordingly, a relatively small change in the underlying assumptions could affect the estimated fair value of the Company’s single reporting unit, and as such, could result in impairment charges in future periods.
Intangible Assets
Intangible assets arise from acquisitions and principally consist of developed technology, customer relationships, capitalized software development expenses, other intangible assets, and trademarks. Intangible assets with a definite-life are amortized on a straight-line basis over their estimated useful lives. Intangible assets with an indefinite-life, such as trademarks, are not amortized. Intangible assets with a definite-life are evaluated for impairment whenever events or changes in circumstances indicate that their carrying amounts may not be recoverable. In such cases, we compare the carrying amount of the asset group that includes the intangible asset to the sum of the undiscounted future cash flows to be generated from the asset group. If the carrying amount of the asset group is not recoverable, we then determine the fair value of the asset group and record an impairment loss for the amount by which the carrying amount exceeds fair value. Intangible assets with an indefinite-life, such as trademarks, are tested for impairment at least annually during the fourth quarter, or more frequently if indicators of impairment exist. The impairment test compares the carrying value of the indefinite-life asset to its estimated fair value. If the carrying amount exceeds the estimated fair value, an impairment charge is recognized for the difference. The evaluation of intangible assets, both definite-life and indefinite-life, involves judgment. Key estimates include projected future revenue, operating margins, royalty rates, discount rates, and terminal values, as well as the determination of asset groupings for recoverability testing. These assumptions are inherently uncertain, and change in expectations about future results, industry conditions, or macroeconomic factors could have an impact on the timing or amount of impairment charges recognized. Our estimates of fair value are based upon assumptions believed to be reasonable at that time, but which are inherently uncertain and unpredictable. Assumptions may be incomplete or inaccurate, and unanticipated events and circumstances may occur, which may affect the accuracy or validity of such assumptions, estimates or actual results.
Income Taxes
On a recurring basis, we assess the need for a valuation allowance against our deferred tax assets by considering all available positive and negative evidence, such as past operating results, projections of future taxable income, enacted tax law changes, and the feasibility and impact of tax planning initiatives. Our projections of future taxable income include a number of estimates and assumptions regarding our volume, pricing and costs, as well as the timing and amount of reversals of taxable temporary differences.

OTHER MATTERS
Recent Accounting Pronouncements See Note 2 “Summary of Significant Accounting Policies” of the Notes to Combined Financial Statements for a discussion of recent accounting pronouncements.
QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK
Foreign Currency Risks
We operate a global business in a wide variety of foreign currencies and are exposed to market risk for changes in foreign currency exchange rates arising from international financing activities between subsidiaries, foreign currency denominated monetary assets and liabilities, and transactions arising from international trade. Although Hexagon uses financial instruments to hedge certain foreign currency risks, we are not protected against foreign currency fluctuations and our reported results of operations could be affected by changes in foreign currency exchange rates. The primary currencies for which we have exchange rate exposure are the U.S. dollar versus the Euro. Following the Distribution, we intend to implement a foreign currency risk management program.
Interest Rate Risk
Our Combined Balance Sheets and Combined Statements of Operations do not include an attribution of Hexagon’s third-party debt or interest expense from Hexagon because we are not the legal obligor of the debt and the borrowings were not directly attributable to our business. We expect to incur indebtedness in connection with the Distribution, at which time our exposure to interest rate risk is expected to increase.

CORPORATE GOVERNANCE AND MANAGEMENT
Directors and Executive Officers
Directors
The following table sets forth information with respect to individuals serving on the Board, each of whom is expected, as of the date of this information statement, to serve on the Board following the completion of the Distribution. It is followed by a biography of each such individual. We may name and present additional nominees for election prior to the Distribution.

Director	Age	Position
Brett Watson	45	Chair; Director
Mattias Stenberg	48	Chief Executive Officer; Director
Jill D. Smith	67	Director
David J. Hollister	60	Director
Magnus Ahlqvist	52	Director
Meerah Rajavel	54	Director
Brett Watson. Mr. Watson serves as an independent director and Chairman of the board of Octave. Since January 1, 2026, Mr. Watson has served as President of Koch Equity, overseeing Koch Equity Development, Koch Disruptive Technologies, and Koch Real Estate Investments. During the preceding five years, Mr. Watson served as President of Koch Equity Development. Mr. Watson is also an officer of Koch Inc., where he serves as Vice President, Equity Development. He has more than 20 years of financial and executive experience, as well as broad public and private board and committee experience. Mr. Watson currently serves as a director of the parent companies of Infor, Transaction Network Services, MITER Brands, Getty Images (NYSE: GETY) and Molex. He serves as Chairman of the Compensation Committee at Getty Images, as a member of the Compensation Committee of MITER Brands, and as a member of the Nomination Committee of Hexagon AB (Nasdaq Stockholm: HEXA-B). He formerly served on the boards of directors of Hexagon AB, ADT Inc. (NYSE: ADT), Solera Holdings Inc., Globus, and the Flint Group. Mr. Watson holds a Bachelor of Science and a Master of Business Administration from Binghamton University. We believe Mr. Watson is well-qualified to serve as Chairman of our Board due to his extensive financial and executive leadership experience, as well as his significant public and private company board experience.
Mattias Stenberg. The biography of Mattias Stenberg is set forth below under “—Executive Officers.”
Jill D. Smith. Ms. Smith serves as an independent director of Octave. Since 2020, Ms. Smith has served as a non-executive director of public and private companies, including as a director of Securitas AB (Nasdaq Stockholm: SECU-B) since May 2025, Evolent Health (NYSE: EVH) since November 2025, Check Point Software (Nasdaq-GS: CHKP) since November 2023, and MDA Space (TSX: MDA) since April 2021. She currently serves as Chair of the Nominating & Governance Committee of Check Point Software and as Chair of the Nominating & Governance Committee and a member of the Compensation Committee of MDA Space. From April 2021 to May 2024, Ms. Smith served as Board Chair of Aspen Technology. She previously served as a director of other international companies, including Hexagon AB (Nasdaq Stockholm: HEXA-B). Ms. Smith previously served as chief executive officer of DigitalGlobe and Allied Minds (LSE: ALM). Ms. Smith holds a Master of Science in Management from the MIT Sloan School of Management and a Bachelor of Arts in Business Studies. We believe Ms. Smith is well-qualified to serve on our Board because of her significant leadership experience in industries relevant to our business in addition to financial expertise.

David J. Hollister. Mr. Hollister serves as an independent director of Octave. Mr. Hollister has served on the board of directors of iDEAL Semiconductor, Inc. since March 2023 and as an advisory board member of InEight Software since August 2024 and L.A.T. Sportswear since December 2024. Prior to his retirement in April 2023, Mr. Hollister held various positions at Bentley Systems, Inc. (Nasdaq-GS: BSY) from 2006 to 2023, including as chief financial officer, chief operations advancement officer, and chief investment officer. Mr. Hollister is a Certified Public Accountant and qualifies as a financial expert for audit committee purposes. Mr. Hollister holds a Master of Business Administration from the University of Michigan and a Bachelor of Science in Business Administration and Accounting from the University of Northern Colorado. We believe Mr. Hollister is well-suited to serve on our board of directors given his leadership experience, relevant software industry experience, and financial and accounting expertise.
Magnus Ahlqvist. Mr. Ahlqvist serves as an independent director of Octave. Mr. Ahlqvist has served as President and Chief Executive Officer of Securitas AB (Nasdaq Stockholm: SECU B) since March 2018. He joined Securitas in August 2015 as Divisional President, Securitas Services Europe, and continued to hold that position until March 2019. Prior to joining Securitas, Mr. Ahlqvist held various senior management positions in the telecommunications and technology industries. He served as Corporate Vice President, EMEA & India at Google-owned Motorola Mobility. Before that, he spent 12 years with Sony and Sony Ericsson Mobile Communications, where he held several leadership roles, including President for Greater China, General Manager for Spain & Portugal, and General Manager for Canada. Mr. Ahlqvist holds a Master of Science in Economics and Business Administration from the Stockholm School of Economics and has completed a leadership program at Harvard Business School. We believe Mr. Ahlqvist is well-suited to serve on our board of directors given his extensive international leadership experience, deep expertise in technology-enabled services, and proven track record of leading and transforming large, global organizations.
Meerah Rajavel. Ms. Rajavel serves as an independent director of Octave. Since Apr, 2022, Ms. Rajavel has served as the Chief Information Officer of Palo Alto Networks (Nasdaq: PANW). Ms. Rajavel has also served on the board of the nonprofit organization Neythiri since Aug 2025. Prior to joining Palo Alto Networks, Ms. Rajavel served as the Chief Information Officer of Citrix from 2019 to 2022. She served as a director and member of the Audit & Risk Committee of Health Alliance Plan from December 2021 to December 2024, and as a director and member of the Compensation Committee of JFrog (Nasdaq: FROG) from November 2021 to June 2023. Previously, Ms. Rajavel also served as the Chief Information Officer and Product Cloud Operations leader for Forcepoint LLC from 2016 to 2019 and as Chief Information Officer and Enterprise Operational Excellence leader for Qlik from 2015 to 2016. Ms. Rajavel holds a Bachelor’s degree in Engineering from Thiagarajar College of Engineering and a Master of Business Administration from the Leavey School of Business at Santa Clara University. We believe Ms. Rajavel is well-qualified to serve on our Board because of her significant executive leadership experience in technology and cybersecurity, as well as her public-company board and committee experience.
Executive Officers
The following table sets forth information concerning our executive officers, including their ages as of the date of this information statement:

Executive Officer	Age	Position
Mattias Stenberg	48	Chief Executive Officer; Director
Benjamin Maslen	54	Chief Financial Officer
Anthony Zana	46	Chief Legal Officer, Corporate Secretary
David Cryer	52	Chief Marketing Officer
Jennifer Kaplan	63	Chief People Officer
Vivek Mokashi	60	Chief Technology Officer
Scott Moore	56	Chief Operating Officer
Jay Allardyce	50	Chief Product Officer
Tamara Adams	55	Chief Revenue Officer

Mattias Stenberg. Mr. Stenberg serves as our Chief Executive Officer and serves as a director. Prior to joining Octave, Mr. Stenberg served as president of Hexagon’s Asset Lifecycle Intelligence division (now a part of Octave) from 2017 until 2025, where he oversaw global strategy, product development, and operations across industrial software and digital engineering solutions. Prior to that, from 2009 to 2017, he held other senior leadership positions at Hexagon, including Chief Strategy Officer and Head of M&A. Mr. Stenberg has also served as Director of Intergraph Corporation since 2022. In addition to his role at Octave, Mr. Stenberg has served on the board of directors of Sinch AB since 2024, a publicly traded cloud communications company. He holds a Bachelor of Science in Business Administration and Economics and a degree in Computer Sciences from Linköping University, Sweden.
Benjamin Maslen. Mr. Maslen serves as our Chief Financial Officer. Mr. Maslen previously served as the Chief Strategy Officer of Hexagon, from June 2017 until September 2025, and transitioned to the role of Executive Vice President of Octave from September 2025 until the date of separation. Prior to joining Hexagon, between 2000 and 2017, Mr. Maslen was a capital goods and machinery equity research analyst at Morgan Stanley, Bank of America and Lehman Brothers. Mr. Maslen has served on the board of Martlet Capital Limited, a private early-stage venture capital company, since 2022. Mr. Maslen holds a Bachelor of Science in Economics and Politics from Bristol University and is an ICAEW Chartered Accountant.
Anthony Zana. Mr. Zana serves as our Chief Legal Officer and Corporate Secretary. Since 2019, Mr. Zana has served as Group General Counsel and Chief Compliance Officer of Hexagon, guiding the global legal affairs of the Hexagon group of companies, and prior to that, was Deputy General Counsel of Hexagon from 2016 to 2019. He has served as Vice President, General Counsel, and Corporate Secretary of Intergraph Corporation since 2011. Prior to working as an in-house counsel, Mr. Zana was an attorney at the law firm Maynard Cooper & Gale P.C. He was previously law clerk to a federal judge serving on the U.S. District Court for the Northern District of Alabama and Eleventh Circuit Court of Appeals, by designation. He holds a Bachelor of Science in Management Information Systems from the University of Alabama at Birmingham and a Juris Doctor from the University of Mississippi School of Law, in addition to holding professional certifications in ethics and compliance. He is admitted to the bar in several U.S. states.
David Cryer. Mr. Cryer serves as our Chief Marketing Officer. Mr. Cryer previously served as Senior Vice President & Chief Marketing Officer of Hexagon’s Asset Lifecycle Intelligence division (now a part of Octave) 2017. From 2014 to 2017, he served as Director of Marketing, Asia Pacific at Intergraph PP&M, a wholly-owned subsidiary of Octave. From 2012 to 2014, he was Director, Enterprise Solutions & Scale Marketing at Microsoft North America, and from 2009 to 2012 he served as Director, Cloud Services – The Americas at Microsoft. Earlier in his career, Mr. Cryer held senior marketing leadership roles at Microsoft, Alcatel, Newbridge Networks, and Scitec Limited. He holds a Bachelor of Business Administration, with a major in Marketing, from the University of Technology Sydney.
Jennifer Kaplan. Ms. Kaplan serves as the Chief People Officer and is responsible for the strategic direction of the global human resources function for Octave. Prior to joining Octave, Ms. Kaplan served as Senior Vice President, Global Human Resources at Hexagon’s Asset Lifecycle Intelligence division (now a part of Octave) from 2017 to 2025. Ms. Kaplan’s career spans more than 25 years, during which she has held various leadership roles within global software, services and hardware companies. She holds a Bachelor of Arts in Psychology from the University of Arizona.
Vivek Mokashi. Mr. Mokashi serves as our Chief Technology Officer. Mr. Mokashi has more than three decades of experience, with roles in Pre-sales, Quality Assurance, Global Support, Product Design and Development. Prior to joining Octave, Mr. Mokashi held senior leadership positions at Hexagon’s Asset Lifecycle Intelligence division (now a part of Octave), including Senior Vice President of Industry Solutions in 2025, Senior Vice President of Solution Design from 2022 to 2024 and Senior Vice President of Development & Quality Assurance beginning in 2019. His career path at Hexagon began as an Application Specialist with Intergraph Singapore in 1993. Mokashi holds a Master’s degree in Mechanical Engineering from the Indian Institute of Technology, Kharagpur. Prior to joining Intergraph, he worked as a design engineer and Intergraph customer within power generation industry.

Scott Moore. Mr. Moore serves as our Chief Operating Officer. Prior to joining Octave and since 1993, he has served Hexagon in key business operations roles, including business operations manager for several software business units and specifically, as Chief Financial Officer and Chief Operating Officer of Hexagon’s Asset Lifecycle Intelligence Division (now a part of Octave). Prior to joining Intergraph, Mr. Moore was a financial analyst with EER Systems, a defense contractor in Huntsville, Alabama. He holds a Bachelor’s degree in Economics from Vanderbilt University and a Master’s degree in Management from the University of Alabama in Huntsville.
Jay Allardyce. Mr. Allardyce serves as our Chief Product Officer. Mr. Allardyce previously served as the General Manager for the Data & Analytics business of insightsoftware, a private equity backed software company, from August 2023 until May 2025. From April 2020 to April 2023, Mr. Allardyce worked at Alphabet Inc., including serving as managing director for business development for Alphabet Inc.’s Cloud division and as managing director for worldwide solutions engineering for Data & AI. Prior to that, Mr. Allardyce spent 19 years in leadership roles at Uptake, General Electric and Hewlett-Packard. Mr. Allardyce co-founded and serves as a director of GenAI.Works, an AI platform company, from May 2023 to present. Mr. Allardyce holds a Master's in Business Administration from Santa Clara University.
Tamara Adams. Ms. Adams serves as our Chief Revenue Officer. Prior to joining the Company, Ms. Adams served as Chief Revenue Officer of Dotmatics LLC beginning in 2022, where she led global go-to-market strategy, revenue operations, and demand generation. During her tenure, Dotmatics was acquired by Siemens. Prior to joining Dotmatics, Ms. Adams held senior leadership roles at Honeywell, Oracle, and PerkinElmer, where she led global revenue strategy and go-to-market execution across North America, EMEA, MENA, and APAC. Ms. Adams has more than 20 years of experience driving revenue growth, scaling global enterprise and SaaS organizations, and leading strategic initiatives, including mergers and acquisitions and IPO readiness.
Director Independence
Octave’s Director Independence Guidelines will set forth certain criteria to assess the independence of directors of Octave. Under the Director Independence Guidelines, which will conform to the corporate governance listing standards of Nasdaq New York, a director will not be considered “independent” unless the Board of Directors affirmatively determines that the director meets the independence criteria of Nasdaq New York and any other independence standards applicable to independent members of the Board of Directors as may be in effect from time to time under applicable laws, rules or regulations, and that the director has no other direct or indirect material relationship with Octave or its management. In assessing the materiality of any existing or proposed director’s relationship with Octave, the Board of Directors will consider all relevant facts and circumstances.
Family Relationships
There are no family relationships among any of our expected executive officers or director nominees.
Board of Directors’ Role in Risk Management
Octave’s management is responsible for the day-to-day management of the risks facing Octave while our Board of Directors, as a whole and through its committees, is responsible for the oversight of risk management. Our Board of Directors will regularly review information regarding our credit, liquidity, and operations, as well as the risks associated therewith. Effective upon the completion of the Distribution, our Compensation Committee will be responsible for overseeing the management of risks relating to our compensation programs and arrangements and our Audit Committee will oversee management of financial risks. While each committee will be responsible for evaluating certain risks and overseeing the management of such risks, our Board of Directors plans to keep itself regularly informed regarding such risks through committee reports and other appropriate communications.

Committees of the Board of Directors
Octave’s Board has established the following committees, each of which will operate following the completion of the Distribution under a written charter that will satisfy the applicable Nasdaq New York listing standards and be posted to Octave’s website: the Audit Committee, the Compensation Committee and the Nominating and Governance Committee.
Audit Committee
The Audit Committee will be established in accordance with Rule 10A-3 under the Exchange Act and the listing rules of Nasdaq New York. The responsibilities of the Audit Committee will be more fully described in the Audit Committee charter. We anticipate that the responsibilities of the Audit Committee will include, among others:
•assisting the Board of Directors in overseeing (i) the integrity of our financial statements, (ii) the independence, qualifications and performance of our independent auditor, and (iii) the performance of our internal audit function;
•appointing an accounting firm to serve as the independent auditor and maintaining responsibility for compensation, retention and oversight of the independent auditor;
•reviewing and discussing with management and the independent auditor our annual audited financial statements and quarterly financial statements; and
•discussing our earnings press releases, risk assessment and risk management policies.
David Hollister, Meerah Rajavel and Jill Smith are members of the Audit Committee.  Jill Smith is the Audit Committee Chair. Each member of the Audit Committee is expected to be financially literate, and our Board of Directors is expected to determine that at least one member of the Audit Committee is an “audit committee financial expert” for purposes of the rules of the SEC. In addition, we expect that our Board of Directors will determine that each of the members of the Audit Committee will be independent, as defined by the rules of Nasdaq New York and Section 10A(m)(3) of the Exchange Act.
Compensation Committee
The Compensation Committee will have the responsibilities set forth in the charter of such committee. We anticipate that the responsibilities of the Compensation Committee will include, among others:
•reviewing and approving on an annual basis the corporate goals and objectives relevant to our Chief Executive Officer’s compensation, and evaluating our Chief Executive Officer’s performance in light of such goals and objectives; and
•reviewing the compensation of our other executive officers, including incentive compensation and equity-based compensation plans, that are subject to approval by the Board of Directors.
David Hollister, Brett Watson and Jill Smith are members of the Compensation Committee. David Hollister is the Chair of such committee. Our Board of Directors is expected to determine that each member of the Compensation Committee will be independent, as defined by the rules of Nasdaq New York, Rule 10C-1 under the Exchange Act and in accordance with our Director Independence Guidelines. In addition, we expect that the members of the Compensation Committee will qualify as “non-employee directors” for purposes of Rule 16b-3 under the Exchange Act.

Nominating and Governance Committee
The Nominating and Governance Committee will have the responsibilities set forth in the charter of such committee. We anticipate that the responsibilities of the Nominating and Governance Committee will include, among others:
•identifying and selecting or recommending to our Board of Directors qualified individuals to be nominated for election as directors;
•developing and recommending to the Board of Directors our Corporate Governance Guidelines;
•overseeing the evaluation of our Board of Directors and management
•overseeing and approving transactions with related parties under our Related Party Transaction Policy; and
•evaluating annually the Nominating and Governance Committee’s performance.
Magnus Ahlqvist and Brett Watson are members of the Nominating and Governance Committee. Magnus Ahlqvist is the chair of such committee. Our Board of Directors is expected to determine that each member of the Nominating and Governance Committee will be independent, as defined by the rules of Nasdaq New York and in accordance with our Director Independence Guidelines.
Compensation Committee Interlocks and Insider Participation
During the fiscal year ended December 31, 2025, Octave did not exist in its current form and did not have a compensation committee or any other committee serving a similar function. Decisions as to the compensation of those individuals who currently serve as Octave’s executive officers were made by Hexagon, as described in the section of this information statement entitled “Executive Compensation.”

COMPENSATION DISCUSSION AND ANALYSIS
Octave is currently a part of Hexagon, and our Compensation Committee has not yet been formed. Our pay programs and policies following the Distribution remain subject to review and approval by our own Compensation Committee once formed.
Accordingly, this Compensation Discussion and Analysis discusses Octave’s historical compensation programs as applied to the individuals who are expected to be our “named executive officers” (“NEOs”). We expect that our Compensation Committee, once formed, will review our compensation and benefit programs on a periodic basis and determine the appropriate compensation and benefits for our executive officers. Therefore, our executive compensation and benefits programs following the completion of the transactions may not be the same as those discussed below.
We are still in the process of determining our leadership structure following the Distribution and which positions will be identified as executive officers. As of the date of this information statement, the following individuals are expected to serve as executive officers of Octave immediately following the Distribution, and, based on their roles and/or fiscal year 2025 compensation, such individuals would have constituted the NEOs of Octave had it been an independent public company during fiscal year 2025.
•Mattias Stenberg, who is expected to serve as our Chief Executive Officer;
•Ben Maslen, who is expected to serve as our Chief Financial Officer;
•Scott Moore, who is expected to serve as our Chief Operating Officer;
•Anthony Zana, who is expected to serve as our Chief Legal Officer and Corporate Secretary; and
•Vivek Mokashi, who is expected to serve as our Chief Technology Officer.
Hexagon’s Compensation Philosophy
Hexagon’s compensation program is designed and administered around the following core principles:
1.Provide market-competitive total remuneration to attract and retain key talent.
2.Reward achievement of strategic and financial objectives and encourage long-term value creation.
3.Align executives’ interests with shareholder returns.
Components of Hexagon’s Compensation
Executive remuneration at Hexagon is intended to be competitive with market practice and consists of a mix of fixed and variable elements, both short-term and long-term, as described below.

Pay Element	Purpose	2025 Structure	Performance Objectives
Base Salary	•Attract and retain	•Fixed amount paid periodically in cash	•Rate reflects role and individual performance
Variable Cash Remuneration	•Reward for short-term performance	•Annual variable amount paid in cash •Maximum payment capped at 150% of base salary	•Results and other financial targets, such as organic revenue growth, profitability growth and cash conversion
Variable Equity Remuneration	•Reward for long-term performance •Align with shareholder interests •Attract, motivate, and retain	•Equity-settled awards subject to four-year measurement period •Maximum payment capped at 35% to 100% of base salary	•Earnings per share (“EPS”) growth

In addition to the direct compensation elements noted above, the NEOs are eligible for certain pension and other benefits consistent with other senior leaders within Hexagon, although the NEOs are not all similarly situated within Hexagon and have varying terms and conditions of employment. Such benefits are described in more detail below.
How Executive Compensation is Determined at Hexagon
The Remuneration Committee of Hexagon’s Board of Directors (the “Hexagon Board” and such committee, the “Hexagon Remuneration Committee”) typically prepares proposals regarding compensation for members of Hexagon’s executive management team, three of whom are designated to be our NEOs, with such compensation finally decided by the Hexagon Board. Compensation for two other individuals who are designated to be our NEOs was evaluated using standard compensation practices within the applicable business areas of Hexagon.
Oversight Responsibilities for Executive Compensation
Summarized in the table below are the oversight responsibilities for Hexagon’s executive compensation.

Annual General Meeting of Shareholders (“AGM”)
•Approve the guidelines for remuneration to senior executives prepared by the Hexagon Board at least every fourth year
•Approve the annual remuneration report prepared pursuant to Swedish law
•Approve performance-based long-term incentive programs upon proposal from the Hexagon Board
•Approve the remuneration of the Hexagon Board upon proposal from Hexagon’s Nomination Committee
•Approve any deviations from the adopted guidelines for remuneration to senior executives upon proposal from the Hexagon Board

Remuneration Committee
•Recommend to the Hexagon Board remuneration of Hexagon’s President and CEO and other senior executives
•Determine achievement of variable cash remuneration performance criteria for Hexagon’s President and CEO
•Monitor and evaluate programs for variable remuneration for executive management
•Evaluate the application of the adopted guidelines for remuneration to senior executives

Board of Directors
•Approve remuneration of Hexagon’s President and CEO and other senior executives based upon proposal from the Hexagon Remuneration Committee
•Submit to the AGM a proposal for guidelines for remuneration to senior executives at least every fourth year
•Prepare the annual remuneration report for approval by the AGM
•Consider annually whether a share or share-based incentive program shall be proposed to the AGM
•Submit to the AGM any proposed deviations from the adopted guidelines for remuneration to senior executives when necessary to safeguard Hexagon’s long-term interests or financial viability
•Review the annual independent auditor’s opinion on whether Hexagon’s remuneration practices comply with the adopted guidelines for remuneration to senior executives

President and Chief Executive Officer of Hexagon	•Determine achievement of variable cash remuneration performance criteria for other executives •Review and approve base compensation for direct reports of Hexagon executives

Independent Auditor	•Review and report annually on Hexagon’s compliance with the adopted guidelines for remuneration to senior executives

2025 Compensation Program Details and Decisions
Base Salary
Base salary represents the fixed portion of an NEO’s compensation and is intended to provide compensation for expected day-to-day performance. Salaries are reviewed periodically and may be increased based on a number of factors, including the assumption of additional responsibilities and other factors that demonstrate an NEO’s increased value to Hexagon and review of competitive market data. For fiscal year 2025, the annual base salary rates for the NEOs were: $1,025,326 for Mr. Stenberg; $715,454 for Mr. Maslen; $570,544 for Mr. Moore; $640,030 for Mr. Zana and $388,125 for Mr. Mokashi. Throughout this information statement, amounts for Mr. Maslen reflect a conversion from pounds sterling (GBP) to U.S. dollars using the foreign exchange rate as of December 30, 2025.
2025 Bonuses and Non-Equity Incentive Plan Compensation
To motivate the NEOs to achieve short-term performance objectives, Hexagon awards bonuses based on achievement of predefined performance metrics established by the Hexagon Remuneration Committee. For fiscal year 2025, the annual bonus opportunity for each of Messrs. Stenberg, Maslen, Moore and Zana was equal to 150% of base salary, representing the aggregate cap on payouts, as follows: $1,537,989 for Mr. Stenberg; $1,073,181 for Mr. Maslen; $855,816 for Mr. Moore; $960,045 for Mr. Zana. Mr. Mokashi’s target bonus opportunity for fiscal year 2025 was equal to 40% of base salary, or $155,250, with the opportunity to earn up to 200% of target, or $310,500, based on performance.
The earned bonuses for fiscal year 2025 were determined based on the level of achievement of the following metrics:

		Performance Range(2)			Payout Range(3)	Payout Percentage
NEO	Metric(1)	Threshold	Target	Maximum
Mattias Stenberg	Octave organic revenue growth	2%	9%	—	0–50% of base salary	6.8% of base salary
	Octave Earnings Before Interest, Tax (“EBIT”) growth	0%	22.5%	—	0–50% of base salary(4)	25% of base salary
	Octave cash conversion	70%	100%	—	0–50% of base salary	42.6% of base salary

Ben Maslen	Hexagon organic revenue growth	0%	7%	—	0–50% of base salary	17% of base salary
	Hexagon EBIT growth	0%	22.5%	—	0–50% of base salary	0% of base salary
	Hexagon cash conversion	60%	90%	—	0–50% of base salary	50% of base salary

Scott Moore	Octave organic revenue growth	2%	9%	—	0–50% of base salary	6.8% of base salary
	EBIT growth(5)	0%	22.5%	—	0–50% of base salary	50% of base salary
	Octave cash conversion	70%	100%	—	0–50% of base salary	42.6% of base salary

Anthony Zana	Hexagon organic revenue growth	0%	7%	—	0–50% of base salary	17% of base salary
	Hexagon EBIT growth	0%	22.5%	—	0–50% of base salary	0% of base salary
	Hexagon cash conversion	60%	90%	—	0–50% of base salary	50% of base salary

Vivek Mokashi	Global revenue	90% of plan	100% of plan	110% of plan	0–200% of target bonus opportunity	28% of target bonus opportunity

		Performance Range(2)			Payout Range(3)	Payout Percentage
NEO	Metric(1)	Threshold	Target	Maximum	Payout Range(3)	Payout Percentage
	Global EBIT	80% of plan	100% of plan	120% of plan	0–200% of target bonus opportunity	37.1% of target bonus opportunity
	Global SaaS bookings	0% of plan	100% of plan	150% of plan	0–200% of target bonus opportunity	110.7% of target bonus opportunity
__________________
(1)The metrics are equally weighted, except that for Mr. Mokashi, Global revenue is weighted 60% and Global EBIT and Global SaaS bookings are each weighted 20%.
(2)For Messrs. Stenberg, Maslen, Moore and Zana, the annual incentive plan provides for three equally weighted performance metrics, each with payout ranging from 0% to 50% of base salary. Generally, payouts are determined using a linear earning scale between the applicable performance levels. For Messrs. Stenberg, Maslen, Moore and Zana, payouts are subject to an aggregate cap of 150% of base salary and achievement above the target performance level does not result in additional payouts. Accordingly, maximum performance levels are not presented in this table with respect to Messrs. Stenberg, Maslen, Moore and Zana.
(3)Generally, payouts are determined using a linear earning scale between the applicable performance levels. For Mr. Mokashi, the Global SaaS bookings metric uses a linear payout up to target performance and an accelerated slope equal to two times the linear rate for results exceeding target. Payout percentages for Mr. Mokashi are applied to the weighted components of his target bonus opportunity, and the maximum aggregate payout under the annual incentive plan is 200% of target bonus opportunity.
(4)Due to the impact of the separation and related transition activities during 2025, solely with respect to Mr. Stenberg, a minimum payout of 25% of base salary payable for the Octave EBIT growth performance metric was applied under the 2025 annual incentive plan.
(5)Represents an EBIT growth metric comparing Octave EBIT for 2025 with EBIT for the Asset Lifecycle Intelligence division for 2024 (as historically reported by Hexagon), reflecting the separation and related transition activities during 2025.
Based on the performance results described above, the annual bonuses paid in respect of 2025 were $762,843 for Mr. Stenberg, $479,712 for Mr. Maslen, $567,121 for Mr. Moore, $429,140 for Mr. Zana and $71,978 for Mr. Mokashi.
In 2025, Mr. Zana also received a discretionary bonus outside the annual incentive plan in recognition of contributions during the year.
Hexagon Equity Incentive Plan
As part of Hexagon’s annual compensation program, Hexagon generally grants performance share awards in June of each year through its long-term share programme. The purpose of the share programme is to strengthen Hexagon’s ability to retain and recruit competent employees, to provide competitive remuneration and to align the interest of the shareholders with the interest of the employees concerned. Hexagon’s equity-based incentive program is proposed by the Hexagon Board to the AGM each year and implemented following shareholder approval.
At the AGM held on May 5, 2025, Hexagon’s shareholders decided to implement a performance based long-term share programme for 2025 (the “Hexagon Share Programme 2025/2028”), which entitles participants to Series B shares in Hexagon or cash in lieu thereof if certain metrics related to Hexagon’s earnings per share are satisfied, subject to continued employment. Five groups of participants (the Chief Executive Officer, group management, division managers, senior executives and key employees of Hexagon, its subsidiaries and affiliates) who, with the exception of the Chief Executive Officer, have been employed for at least 12 months were entitled to participate in the Hexagon Share Programme 2025/2028. Participants were granted performance share awards determined using a maximum value for each participant category, expressed as a percentage of the participant’s annual base salary for 2025. The share price used to calculate the grant date fair value of performance share awards was the volume-weighted average of the market price of Hexagon’s Series B shares on Nasdaq Stockholm from June 19, 2025 through June 26, 2025, representing five trading days preceding the date on which participants were offered the opportunity to participate in the Hexagon Share Programme 2025/2028.

The following table summarizes the number and value of performance share awards granted to the NEOs pursuant to the Hexagon Share Programme 2025/2028:

NEO	Performance Share Awards (#)	Performance Share Awards Target Value ($)(1)
Mattias Stenberg	56,335	542,506
Ben Maslen	37,873	364,717
Scott Moore	31,339	301,795
Anthony Zana	35,166	338,649
Vivek Mokashi	21,319	205,302
__________________
(1)The values reflect a conversion from Swedish kronor to U.S. dollars using Hexagon’s June 2025 foreign exchange rate applied for financial reporting purposes (9.58947), resulting in a share price of $9.63 per share.
The performance share awards were granted free of charge and are subject to a four-year vesting period and continued employment, subject to certain exceptions. Vesting of performance share awards is also subject to the satisfaction of a performance condition related to an increase in Hexagon’s earnings per share (excluding adjustments) over the measurement period from January 1, 2025 to December 31, 2028, as determined by comparing the financial year 2028 results to those for the financial year 2024. If the performance condition is satisfied, the participants will be entitled to receive Series B shares in Hexagon in accordance with the terms of Hexagon Share Programme 2025/2028.
The Employee Matters Agreement will govern the treatment of outstanding Hexagon Equity Awards held by the Octave Employees (each, as defined below), including each of our NEOs, as of the Closing. See “—Treatment of Outstanding Hexagon Equity Awards.”
Other Compensation Components
In addition to the annual and long-term direct compensation programs designed to align pay with performance, Hexagon provides the NEOs with the benefits and retirement plans summarized below.
Benefits and Perquisites
Our NEOs receive health coverage, life insurance, disability benefits and, generally, other similar benefits in the same manner as our employees in the applicable NEO’s respective country. Certain NEOs are also eligible for limited perquisites, such as employer-paid club memberships, consistent with market practice.
Retirement Plans
401(k) Plan. Hexagon maintains a 401(k) retirement savings plan (the “401(k) Plan”) for its employees who satisfy certain eligibility requirements. In 2025, Messrs. Stenberg, Moore, Zana and Mokashi were eligible to participate in the 401(k) Plan on the same terms as other eligible employees. Hexagon provides employer contributions under the 401(k) Plan, which are fully vested when made.
UK Plan. Hexagon sponsors the Hexagon Intergraph Pension Scheme (the “UK Plan”), a broad-based defined contribution pension plan for its UK employees. In 2025, Mr. Maslen was eligible to participate in the UK Plan on the same terms as other eligible employees. Hexagon provides employer contributions under the UK Plan, which are fully vested when made. Benefits under the UK Plan are based solely on contributions and investment performance, and no defined benefit or guaranteed return is provided.

Existing Agreements with NEOs
The terms and conditions of employment for our NEOs are subject to employment agreements or offer letters of employment with Hexagon or its subsidiaries. In connection with the Distribution, Octave and/or certain of its controlled affiliates intend to enter into new employment agreements with our NEOs, to be effective upon the completion of the Distribution. See “Executive Compensation—Compensation Arrangements to be Adopted in Connection with this Distribution—Employment Agreements” for more detailed description of such agreements.
Mattias Stenberg
On January 16, 2017, Intergraph PPM, then a business division operating under Intergraph Corporation and now part of Hexagon’s Asset Lifecycle Intelligence division, and Mr. Stenberg entered into an offer letter (as amended, the “Stenberg Offer Letter”). The Stenberg Offer Letter provides that Mr. Stenberg’s employment is for an unspecified duration, “at-will” and may be terminated by Mr. Stenberg or the employer subject to six- and twelve-month notice requirements, respectively.
Under the Stenberg Offer Letter, Mr. Stenberg is entitled to receive an initial base salary of $57,500 per month, or approximately $690,000 on an annualized basis, subject to adjustments from time to time per management’s discretion. Mr. Stenberg also received a one-time cash bonus in the amount of $32,876.67.
Under the Stenberg Offer Letter, Mr. Stenberg is eligible to receive an annual bonus of up to 150% of his base salary under the employer’s non-equity incentive bonus plan. The Stenberg Offer Letter also provides for a one-year post-termination non-competition covenant and a one-year post-termination non-solicitation covenant of customers and employees or independent contractors of the employer. In connection with his employment, Mr. Stenberg was required to sign a proprietary information and invention agreement, a privacy policy agreement and an export compliance agreement.
Ben Maslen
In connection with his commencement of employment with Hexagon Corporate Services UK Ltd in August 2017, Mr. Maslen entered into an offer letter and a Service Agreement (together, the “Maslen Employment Agreement”) that collectively describe certain terms of Mr. Maslen’s initial compensation arrangements. The Maslen Employment Agreement provides that Mr. Maslen’s employment will be continuous until terminated and may be terminated by Mr. Maslen or the employer, generally subject to six- or twelve-month notice requirements, respectively. See “Executive Compensation—Potential Payments Upon Termination or Change-in-Control” below for additional information regarding payments or benefits payable upon termination of employment or a change in control.
Under the Maslen Employment Agreement, Mr. Maslen is entitled to receive an initial base salary of £400,000 per year, subject to review by the employer’s Chief Executive Officer or his or her designee not less than once in each calendar year. Under the Maslen Employment Agreement, Mr. Maslen is also eligible to participate in Hexagon’s group management bonus scheme, pension scheme and other employee benefit programs.
If written notice is given by Mr. Maslen or by the employer to terminate Mr. Maslen’s employment or if Mr. Maslen has purported to resign without giving due notice to the employer, the employer may: (i) require Mr. Maslen to perform such duties as the board of directors of the employer may direct; (ii) require Mr. Maslen to perform no duties; (iii) require Mr. Maslen not to have any communication with any counterparty or potential counterparty of the employer or any Hexagon group member in relation to the business of the employer or any Hexagon group member; (iv) require Mr. Maslen not to have any communication with any employee, officer, director, agent or consultant of the employer or any Hexagon group member in relation to the business of the employer or any Hexagon group member; (v) require Mr. Maslen not to become involved with the business of the employer or any Hexagon group member; or (vi) require that Mr. Maslen not access, seek to use or retain copies of any of the employer’s materials, records and other information.

The Maslen Employment Agreement provides for: (i) a perpetual confidentiality covenant; (ii) a perpetual covenant not to harm the reputation of the employer or any Hexagon group member; (iii) a one-year post-termination non-competition covenant; (iv) a one-year post-termination non-solicitation covenant of the employer’s counterparties or prospective counterparties and of service-providers to the employer; and (v) a one-year post termination covenant not to interfere with or damage the relationship between the employer and any of its counterparty or prospective counterparty.
Scott Moore
On September 30, 2010, Intergraph Corporation (“Intergraph”) provided Mr. Moore with a letter confirming certain terms of his compensation (the “Moore Compensation Letter”). The Moore Compensation Letter provides for a base salary of $320,000 per year, a target annual incentive bonus opportunity equal to 60% of base salary, and severance equal to 12 months of base salary upon a qualifying termination of employment.
Anthony Zana
Effective as of January 1, 2020, Intergraph and Mr. Zana entered into an employment contract (the “Zana Employment Agreement”). The Zana Employment Agreement provides that Mr. Zana’s employment will be continuous until terminated, “at-will” and may be terminated by Mr. Zana or Intergraph at any time and for any reason or no reason, subject to (i) a 90-day notice period in the event of termination by Intergraph without cause (as defined in the Zana Employment Agreement), and (ii) a 30-day notice period in the event of termination by Mr. Zana or due to death, disability or a change in control. See “Executive Compensation—Potential Payments Upon Termination or Change-in-Control” below for additional information regarding payments or benefits payable upon termination of employment or a change in control.
Under the Zana Employment Agreement, Mr. Zana is entitled to receive an initial base salary of $444,000 per year, subject to adjustment by mutual agreement between Mr. Zana and Hexagon’s Chief Executive Officer as documented in the normal course of annual performance reviews. Under the Zana Employment Agreement, Mr. Zana is eligible to receive an annual incentive bonus as aligned with Hexagon’s annual bonus scheme for members of Hexagon’s management. Mr. Zana is also eligible to participate in Hexagon’s annual long-term incentive equity grant program and all employee benefits generally available to similarly situated employees.
In connection with his initial commencement of employment with Intergraph in June 2008, Mr. Zana was required to sign a proprietary agreement, a privacy policy agreement and an export compliance agreement.
Vivek Mokashi
Mr. Mokashi was initially hired as an employee of Intergraph in Singapore and subsequently relocated to the U.S. In connection with his relocation to the U.S. in September 1998, Mr. Mokashi received an offer letter (the “Mokashi Offer Letter”) that provides for temporary employment with Intergraph for a period not to exceed three years. Under the Mokashi Offer Letter, Mr. Mokashi was entitled to receive an initial base salary of $1,012 per week, or approximately $52,624 on an annualized basis, and was eligible to participate in his employer’s employee stock ownership plan. Under the Mokashi Offer Letter, Mr. Mokashi was also eligible to receive certain relocation benefits up to $15,000, subject to repayment by Mr. Mokashi if he voluntarily terminates employment within 12 months from the time the relocation expenses were incurred. Under the Mokashi Offer Letter, Mr. Mokashi was also eligible to participate in certain of Intergraph’s retirement and other employee benefit programs. In connection with his employment, Mr. Mokashi was required to sign a proprietary agreement.

Compensation Risk Management
As a Swedish company that has historically been governed by non-U.S. corporate governance and regulatory frameworks, the Hexagon Remuneration Committee is not required to conduct a formal compensation program risk assessment in the manner typically undertaken by U.S. listed companies. Following the Distribution, we anticipate completing a formal assessment of risks relating to our compensation programs. While such formal assessment has not yet been completed, we believe that several factors within the current and anticipated pay programs and policies support a conclusion that the compensation programs do not encourage behaviors that would result in undue risk for Hexagon or Octave going forward. For example, incentive opportunities are based on a variety of performance metrics and are subject to pay limitations or “caps”, a material portion of pay for the NEOs is subject to long-term performance and vesting periods that are designed to encourage sustained shareholder value, pay levels and program designs are generally consistent with typical market practices, and the Hexagon Board (and, following the Distribution, our Board of Directors and/or Compensation Committee) reviews and approves all compensation programs. In addition, the Hexagon Board submits the guidelines for remuneration to senior executives to Hexagon’s shareholders for approval at least every four years, and Hexagon’s independent auditor annually reviews and reports on Hexagon’s compliance with such guidelines.
The Hexagon Board also publishes an annual remuneration report describing how the executive remuneration guidelines adopted by the AGM were implemented, including information on remuneration paid to certain executives and a summary of outstanding incentive plans and incentive plans that ended during the year. Such report is prepared in accordance with the Swedish Companies Act and the Rules on Remuneration of the Board and Executive Management and on Incentive Programmes issued by the Stock Market Self-Regulation Committee of the Swedish Stock Exchange. Additional information regarding executive remuneration and the work of the Hexagon Remuneration Committee is included in the notes to Hexagon’s annual report and its corporate governance report for each financial year.
Treatment of Outstanding Hexagon Equity Awards
In connection with the Distribution, Hexagon and Octave will enter into the Employee Matters Agreement. The Employee Matters Agreement will provide for the treatment of awards of performance share units granted by Hexagon pursuant to an equity compensation plan or program of Hexagon (collectively, the “Hexagon Equity Awards”) that are outstanding as of the Closing. For each holder of Hexagon Equity Awards, the intent is to maintain the economic value of that holder’s Hexagon Equity Awards before and after the Closing.
For individuals employed by Hexagon or any of its subsidiaries or affiliates as of the date on which Hexagon determines to transfer the employment of applicable individuals to Octave and who Hexagon determines, as of such date, are either (i) exclusively or primarily engaged in the Octave Business or (ii) necessary for the ongoing operation of the Octave Business following the Distribution (the “Octave Employees”), the Hexagon Equity Awards will be cancelled and reissued into equity awards denominated in Octave Shares that are issued under Octave’s long-term incentive plan (the “Octave Equity Awards”). It is expected that each Octave Equity Award will generally be subject to similar terms and conditions as the terms and conditions applicable to the corresponding Hexagon Equity Award immediately prior to the Closing, provided, however, that (i) the number of Octave Shares to which such Octave Equity Award relates will be equal to the product, rounded up to the nearest whole number of shares, obtained by multiplying (x) the number of shares of Hexagon common stock to which the corresponding Hexagon Equity Award related immediately prior to the Distribution by (y) the applicable equity award adjustment ratio and (ii) the performance metrics applicable to such Hexagon Equity Award will be adjusted from Hexagon’s earnings per share to Octave’s Adjusted income from operations growth. See “Executive Compensation—Compensation Arrangements to be Adopted in Connection with the Distribution—Equity Incentive Plan—Long-Term Incentive Plan” for more detailed description of Octave’s long-term incentive plan.
For individuals employed by Hexagon or any of its subsidiaries or affiliates who do not qualify as Octave Employees, subject to applicable approvals, it is anticipated that the Hexagon Equity Awards will remain Hexagon Equity Awards and will be equitably adjusted as determined by the Hexagon Board, who may be instructed by Hexagon’s shareholders, to reflect the Distribution (each adjusted award, an “Adjusted Hexagon Equity Award”). Such equitable adjustments may include, among other things, adjustments to the number of shares of Hexagon common stock to which the Adjusted Hexagon Equity Award relates and the performance objectives applicable to the original Hexagon Equity Award. Except as so adjusted, it is expected that the Adjusted Hexagon Equity Award will generally be subject to similar terms and conditions as the terms and conditions applicable to the corresponding Hexagon Equity Award immediately prior to the Closing. All determinations relating to any Adjusted Hexagon Equity Awards remain subject to the discretion of the Hexagon Board and, where applicable, its shareholders.

EXECUTIVE COMPENSATION
The following tables reflect historical information regarding the compensation of our NEOs for the year ended December 31, 2025. All of the compensation shown relates to the compensation paid by Hexagon to the NEO for 2025.
Summary Compensation Table

Name and Principal Position	Year	Salary ($)	Bonus ($)(1)	Stock Awards ($)(2)	Non-Equity Incentive Plan Compensation ($)	Change in Pension Value and Non-Qualified Deferred Compensation Earnings ($)	All Other Compensation ($)(3)	Total ($)
Mattias Stenberg Chief Executive Officer	2025	1,025,326	256,332	542,506	506,511	—	42,509	2,373,184
Ben Maslen Chief Financial Officer	2025	715,454	—	364,717	479,712	—	13,465	1,573,348
Scott Moore Chief Operating Officer	2025	570,544	—	301,795	567,121	—	42,509	1,481,969
Anthony Zana Chief Legal Officer, Corporate Secretary	2025	640,030	20,000	338,649	429,140	—	21,000	1,448,819
Vivek Mokashi Chief Technology Officer	2025	388,125	—	205,302	71,978	—	21,000	686,405
__________________
(1)Due to the impact of the separation and related transition activities during 2025, solely with respect to Mr. Stenberg, a minimum payout of 25% of base salary payable for the Octave EBIT growth performance metric was applied under the 2025 annual incentive plan. In addition, Mr. Zana received a discretionary bonus of $20,000 in 2025. See “Compensation Discussion and Analysis—2025 Compensation Program Details and Decisions—2025 Bonuses and Non-Equity Incentive Plan Compensation.”
(2)The amounts reported represent the aggregate grant date fair value of the equity awards granted in 2025 to the NEOs, which have been calculated in accordance with Financial Accounting Standard Board (the “FASB”) ASC Topic 718. The share price used to calculate the grant date fair value was volume-weighted average of the market price of Hexagon’s Series B shares on Nasdaq Stockholm from June 19, 2025 through June 26, 2025. The values reflect a conversion from Swedish kronor to U.S. dollars using Hexagon’s June 2025 foreign exchange rate applied for financial reporting purposes (9.58947), resulting in a share price of $9.63 per share.
(3)For Messrs. Stenberg and Moore, amounts in this column represent (i) employer contributions under the 401(k) Plan and (ii) employer-paid club membership dues of $14,520, together with related tax gross-ups of $6,989, for total club-related compensation of $21,509 for each executive. For Messrs. Zana and Mokashi, amounts in this column represent employer contributions under the 401(k) Plan. For Mr. Maslen, amount in this column represents employer contributions under the UK Plan.

2025 Grants of Plan-Based Awards

		Estimated Future Payouts Under Non-Equity Incentive Plan Awards(1)			Estimated Future Payouts Under Hexagon Equity Incentive Plan Awards(4)			All Other Stock Awards: Number of Hexagon Shares of Stock or Units (#)	Grant Date Fair Value of Stock Awards(5)
Name	Grant Date	Threshold ($)	Target ($)	Maximum ($)	Threshold ($)	Target ($)	Maximum ($)
Mattias Stenberg	6/26/2025	256,332 (2)	1,537,989	—	—	542,506	—	56,335	542,506
Ben Maslen	6/26/2025	0	1,073,181	—	—	364,717	—	37,873	364,717
Scott Moore	6/26/2025	0	855,816	—	—	301,795	—	31,339	301,795
Anthony Zana	6/26/2025	0	960,045	—	—	338,649	—	35,166	338,649
Vivek Mokashi	6/26/2025	0(3)	155,250	310,500	—	205,302	—	21,319	205,302
__________________
(1)For Messrs. Stenberg, Maslen, Moore and Zana, the annual incentive plan provides for three equally weighted performance metrics, each with payout ranging from 0% to 50% of base salary. Generally, payouts are determined using a linear earning scale between the applicable performance levels. For Messrs. Stenberg, Maslen, Moore and Zana, payouts are subject to an aggregate cap of 150% of base salary and achievement above the target performance level does not result in additional payouts. Accordingly, maximum performance levels are not presented in this table with respect to Messrs. Stenberg, Maslen, Moore and Zana. See “Compensation Discussion and Analysis—2025 Compensation Program Details and Decisions—2025 Bonuses and Non-Equity Incentive Plan Compensation.”
(2)Due to the impact of the separation and related transition activities during 2025, solely with respect to Mr. Stenberg, a minimum payout of 25% of base salary payable for the Octave EBIT growth performance metric was applied under the 2025 annual incentive plan. See “Compensation Discussion and Analysis—2025 Compensation Program Details and Decisions—2025 Bonuses and Non-Equity Incentive Plan Compensation.”
(3)Mr. Mokashi’s annual incentive opportunity for fiscal year 2025 was established at a target level equal to 40% of base salary, with a maximum payout opportunity of 200% of target.
(4)The performance share awards granted in 2025 vest upon achievement of the applicable performance condition at the target level and do not provide for incremental vesting below or above the target level. See “Compensation Discussion and Analysis—2025 Compensation Program Details and Decisions—Hexagon Equity Incentive Plan.”
(5)The amounts reported represent the aggregate grant date fair value of the equity awards granted in 2025 to the NEOs, which have been calculated in accordance with FASB ASC Topic 718. The share price used to calculate the grant date fair value was volume-weighted average of the market price of Hexagon’s Series B shares on Nasdaq Stockholm from June 19, 2025 through June 26, 2025. The values reflect a conversion from Swedish kronor to U.S. dollars using Hexagon’s June 2025 foreign exchange rate applied for financial reporting purposes (9.58947), resulting in a share price of $9.63 per share.
Outstanding Hexagon Equity Awards at December 31, 2025

		Stock Awards
Name	Grant Date	Hexagon Equity Awards: Unearned Hexagon Shares, Units or Other Rights That Have Not Vested (#)	Hexagon Equity Awards: Market or Payout Value of Unearned Hexagon Shares, Units or Other Rights That Have Not Vested ($)(1)
Mattias Stenberg	6/22/2022	41,393 (2)	492,163
	5/11/2023	43,243 (3)	514,159
	8/1/2024	49,751 (4)	591,539
	6/26/2025	56,335 (5)	669,823
Ben Maslen	6/22/2022	27,969 (2)	332,551
	5/11/2023	27,381 (3)	325,560
	8/1/2024	32,617 (4)	387,816
	6/26/2025	37,873 (5)	450,310
Scott Moore	6/22/2022	20,191 (2)	240,071
	5/11/2023	23,434 (3)	278,630

		Stock Awards
Name	Grant Date	Hexagon Equity Awards: Unearned Hexagon Shares, Units or Other Rights That Have Not Vested (#)	Hexagon Equity Awards: Market or Payout Value of Unearned Hexagon Shares, Units or Other Rights That Have Not Vested ($)(1)
	8/1/2024	27,962 (4)	332,468
	6/26/2025	31,339 (5)	372,621
Anthony Zana	6/22/2022	23,835 (2)	283,398
	5/11/2023	25,396 (3)	301,958
	8/1/2024	31,204 (4)	371,016
	6/26/2025	35,166 (5)	418,124
Vivek Mokashi	6/22/2022	9,503 (2)	112,991
	5/11/2023	11,000 (3)	130,790
	8/1/2024	15,217 (4)	180,930
	6/26/2025	21,319 (5)	253,483
__________________
(1)The market value of performance shares is calculated by multiplying the closing price of Hexagon’s Series B shares on Nasdaq Stockholm as of December 30, 2025 (SEK 109.5) (the last trading day of the year) by the number of shares underlying each award. The values reflect a conversion from Swedish kronor to U.S. dollars using the foreign exchange rate in effect on December 30, 2025 (9.20979), resulting in a share price of $11.89 per share.
(2)Represents performance shares granted pursuant to the Hexagon Share Programme 2022/2025, which are expected to vest in full in May 2026. Vesting of these performance shares was subject to the satisfaction of a performance condition related to an increase in Hexagon’s earnings per share (excluding non-recurring items) over the measurement period from January 1, 2022 to December 31, 2025, as determined by comparing the financial year 2025 results to those for the financial year 2021. Subject to confirmation that the performance condition has been satisfied, the participants will be entitled to receive the allocated number of Series B shares in Hexagon in accordance with the terms of Hexagon Share Programme 2022/2025.
(3)Represents performance shares granted pursuant to the Hexagon Share Programme 2023/2026. Vesting of these performance shares is subject to the satisfaction of a performance condition related to an increase in Hexagon’s earnings per share (excluding non-recurring items) over the measurement period from January 1, 2023 to December 31, 2026, as determined by comparing the financial year 2026 results to those for the financial year 2022. If the performance condition is satisfied, the participants will be entitled to receive the allocated number of Series B shares in Hexagon in accordance with the terms of Hexagon Share Programme 2023/2026.
(4)Represents performance shares granted pursuant to the Hexagon Share Programme 2024/2027. Vesting of these performance shares is subject to the satisfaction of a performance condition related to an increase in Hexagon’s earnings per share (excluding adjustments) over the measurement period from January 1, 2024 to December 31, 2027, as determined by comparing the financial year 2027 results to those for the financial year 2023. If the performance condition is satisfied, the participants will be entitled to receive the allocated number of Series B shares in Hexagon in accordance with the terms of Hexagon Share Programme 2024/2027.
(5)Represents performance shares granted pursuant to the Hexagon Share Programme 2025/2028. Vesting of these performance shares is subject to the satisfaction of a performance condition related to an increase in Hexagon’s earnings per share (excluding adjustments) over the measurement period from January 1, 2025 to December 31, 2028, as determined by comparing the financial year 2028 results to those for the financial year 2024. If the performance condition is satisfied, the participants will be entitled to receive the allocated number of Series B shares in Hexagon in accordance with the terms of Hexagon Share Programme 2025/2028.
2025 Hexagon Stock Vested

	Hexagon Stock Awards
Name	Number of Hexagon Shares Acquired on Vesting (#)	Value Realized on Vesting ($)(1)
Mattias Stenberg	32,744	333,334
Ben Maslen	22,968	233,814
Scott Moore	17,589	179,056
Anthony Zana	16,905	172,093
Vivek Mokashi	7,457	75,912
__________________
(1)The value realized on vesting of performance shares is calculated by multiplying the closing price of Hexagon’s Series B shares on Nasdaq Stockholm as of May 28, 2025 (SEK 97.62) (the last trading day prior to the vesting date) by the number of shares underlying each award. The values reflect a conversion from Swedish kronor to U.S. dollars using Hexagon’s May 2025 foreign exchange rate applied for financial reporting purposes (9.5985), resulting in a share price of $10.18 per share.

Potential Payments Upon Termination or Change-in-Control
This section describes the payments or benefits payable to our NEOs upon certain terminations of employment or in connection with a change in control. Mr. Mokashi participates only in severance and benefit arrangements that are generally available to all salaried employees, and descriptions of such arrangements are not included in this section.
Hexagon Equity Incentive Plan
Pursuant to the terms of plans governing outstanding Hexagon long-term equity incentive awards, the Hexagon Board has discretion to make adjustments to such awards in the event of extraordinary circumstances and, in certain circumstances, to waive the applicable employment condition in the event of a holder’s involuntary termination of employment prior to vesting. Except as noted below pursuant to the spin-off-related transition agreements with Messrs. Maslen and Zana, which will cease to apply upon completion of the Distribution, none of the NEOs has an existing right to accelerated or continued vesting of outstanding Hexagon equity awards in the event of a termination of employment for any reason.
Hexagon Group Management Severance Practices
Notwithstanding the applicable contractual arrangements described below that set forth specific severance-related entitlements, Hexagon’s shareholder-approved executive remuneration guidelines permit severance payments of up to 24 months of base salary to members of group management, including Messrs. Stenberg, Maslen and Zana, in connection with an involuntary termination without cause.
Under Distribution-Related Transition Agreements
Ben Maslen and Anthony Zana
In connection with the Distribution, Messrs. Maslen and Zana each entered into a transition agreement, dated August 22, 2025, with Hexagon setting forth certain role transition and severance arrangements in connection with the Distribution. These arrangements were provided to facilitate an orderly transition of their roles at Hexagon, including the recruitment, retention and training of successors who would continue to serve in those roles at Hexagon even if the Distribution were not consummated.
In the event that the Distribution is not consummated, resulting in the termination of Messrs. Maslen’s and Zana’s employment with Hexagon (including constructively), the applicable executive is entitled to receive: (i) a separation payment consisting of 24 months of base salary; (ii) any bonus due for fiscal year 2025 and any prorated bonus for fiscal year 2026; (iii) 24 months of company-paid premiums for health and benefit plans equivalent to their current coverage; (iv) “good leaver” status for purposes of retaining all unvested performance shares granted under Hexagon’s long-term share programmes; and (v) paid outplacement services.
Under Existing Employment Agreements
Mattias Stenberg
Under the Stenberg Offer Letter, Mr. Stenberg’s employment may be terminated by Hexagon with a 12-month notice and by Mr. Stenberg with a six-month notice. In the event of a termination by Hexagon, unless for cause, Mr. Stenberg is entitled to receive continued base salary and continued participation in employee welfare and benefit plans during the applicable notice period. In the event of a termination of employment initiated by Mr. Stenberg, he will receive continued base salary and employment benefits during the applicable notice period.
Ben Maslen
The Maslen Employment Agreement may be terminated by Mr. Maslen or Hexagon, generally subject to six- or twelve-month notice requirements, respectively. Mr. Maslen is entitled to receive continued salary and all other benefits arising under the Maslen Employment Agreement during the applicable notice period.

Under the Maslen Employment Agreement, Hexagon may terminate Mr. Maslen’s employment (i) at any time (whether or not notice to terminate has already been given) by paying a lump sum equal to his base salary only (as at the date of termination) in lieu of any required notice or balance of such notice; or (ii) if in the opinion of the Hexagon Board, Mr. Maslen is or has been or may be unable to perform duties properly by reason of sickness or injury for a period exceeding an aggregate of three months in any 12-month period, subject to a three-month notice requirement, less the aggregate of any periods during which Mr. Maslen has been paid salary under paid sick leave during the 12 months prior to the giving of such notice. Following termination of Mr. Maslen’s employment by Hexagon without cause (as described in the Maslen Employment Agreement) or by Mr. Maslen in response to Hexagon’s fundamental breach of the Maslen Employment Agreement, Mr. Maslen is entitled to receive pro-rated bonus for the year of termination.
Anthony Zana
The Zana Employment Agreement may be terminated by Mr. Zana or Intergraph at any time and for any reason or no reason, subject to (i) a 90-day notice period in the event of termination by Intergraph without cause (as defined in the Zana Employment Agreement) and (ii) a 30-day notice period in the event of termination by Mr. Zana or due to death, disability or a change of control. Intergraph may, in its discretion, provide Mr. Zana with termination-related payments described below in lieu of the applicable notice period and may waive all or any portion of the 30-day notice period.
In the event that Mr. Zana’s employment is terminated by Intergraph for any reason other than for cause (including, without limitation, death, disability, constructively or via direct or indirect change of control of Intergraph), Mr. Zana (or his estate and/or beneficiaries, as the case may be) is entitled to receive: (i) a lump sum payment equal to 12 months of base salary, payable within 30 days of the date of termination; (ii) pro-rated portion of annual bonus as of the date of termination (on target); and (iii) COBRA continuation coverage for up to 12 months following the date of termination.
Scott Moore
Under the Moore Compensation Letter, Mr. Moore is entitled to a severance payment consisting of 12 months of base salary in the event of a termination without cause.
Potential Payments Upon Termination or Change-in-Control Table
The table below reflects the potential payments to which each of our NEOs would have been entitled upon each termination scenario listed assuming that each event occurred on December 31, 2025. The amounts shown do not include payments or benefits provided under plans that are generally available to all salaried employees.

Name	Type of Payment	Involuntary Termination (without cause) ($)	Death / Disability / Change-in-Control ($)	Termination Due to Non-Consummation of Distribution ($)
Mattias Stenberg	Cash Severance	2,050,652 (1)	—	—
Ben Maslen	Cash Severance	1,430,908 (1)	—	1,430,908 (1)
	Pro-Rated Bonus	1,073,181 (2)	—	1,073,181 (2)
	Equity Vesting	1,496,237 (3)	—	1,496,237 (3)
	Continued Benefits	19,434 (4)	—	19,434 (4)
	Total	4,019,760	—	4,019,760
Anthony Zana	Cash Severance	1,280,060 (1)	640,030 (1)	1,280,060 (1)
	Pro-Rated Bonus	960,045 (2)	960,045 (2)	960,045 (2)
	Equity Vesting	1,374,496 (3)	—	1,374,496 (3)
	Continued Benefits	66,819 (4)	33,410 (4)	66,819 (4)
	Total	3,681,420	1,633,485	3,681,420
Scott Moore	Cash Severance	570,544 (5)	—	—

__________________
(1)Represents cash severance in an amount equal to (i) up to 24 months of base salary for Messrs. Stenberg, Maslen and Zana, upon a termination by Hexagon without cause; (ii) 24 months of base salary for Messrs. Maslen and Zana, upon a termination due to non-consummation of Distribution; and (iii) 12 months for Mr. Zana, upon a termination due to death, disability or a change of control.
(2)Represents the executive’s pro-rated target annual bonus for the year of termination; however, because this table assumes termination of employment occurred on December 31, 2025, the amount shown reflects the full target bonus.
(3)Represents the value of outstanding performance shares based on the applicable price per share as of December 31, 2025. Upon such a termination of employment, awards will remain outstanding and eligible to vest in accordance with their terms.
(4)Represents the value of continued participation in health and welfare benefit plans during the same severance period as the applicable cash severance payment. Messrs. Maslen and Zana are also entitled to paid outplacement services upon a termination by Hexagon without cause or a termination due to non-consummation of Distribution.
(5)Represents cash severance in an amount equal to 12 months of base salary.
Compensation Arrangements to be Adopted in Connection with the Distribution
We intend to develop executive compensation programs to incentivize our NEOs in the long-term and short-term, following the completion of the Distribution. In connection with the completion of the Distribution, we will establish a Compensation Committee, which will establish our go-forward compensation program. By offering compensation to our key employees that is directly linked to the performance of our business following the Distribution, we expect to enhance our ability to attract, retain and motivate qualified personnel and serve the interests of our shareholders.
Equity Incentive Plan and Awards
We expect that equity-based compensation will be an important component of our executive compensation program because we believe it is important to align the interests of our officers, employees, directors and other service providers with those of our shareholders. Accordingly, prior to the Distribution, we expect to adopt the Octave Intelligence plc Long-Term Incentive Plan, which we refer to as the “LTIP,” and the Octave Intelligence plc Employee Share Purchase Plan, which we refer to as the “ESPP.”
Long-Term Incentive Plan
Our Board of Directors is expected to adopt, and we anticipate our shareholder will approve, the LTIP prior to the Distribution. The LTIP is expected to become effective immediately prior to and contingent upon the date on which the Distribution occurs. The LTIP is expected to provide for a share reserve equal to the sum of (x) 6% of the Octave Shares outstanding immediately following the Distribution, plus (y) the number of Octave Class B Ordinary Shares subject to Octave Equity Awards to be issued in respect of outstanding Hexagon Equity Awards held by Octave Employees as of the Distribution Time pursuant to the Employee Matters Agreement (the “replacement awards”), in each case as adjusted in connection with the Distribution. In connection with the Distribution, we intend to grant our NEOs equity-based incentive awards in respect of 2026 under the LTIP. The form and terms of the LTIP and such awards are still under evaluation, and we expect to provide details in an amendment to this information statement. Other than equity awards granted by Octave in respect of 2026 and the replacement awards, our NEOs are not expected to receive equity-based incentive awards from Hexagon in 2026.
Employee Stock Purchase Plan
Our Board of Directors is expected to adopt, and we anticipate our shareholder will approve, the ESPP prior to the Distribution. The ESPP will become effective on the date it is adopted by our Board of Directors, subject to shareholder approval within 12 months following such adoption. The purpose of the ESPP is to provide an opportunity for eligible employees of Octave and its designated affiliates to purchase our ordinary shares at a discount through voluntary contributions, thereby attracting, retaining and rewarding such persons and strengthening the alignment of interest between such persons and our shareholders. The ESPP is expected to provide for a share reserve equal to 1% of the Octave Shares outstanding immediately following the Distribution. The form and terms of the ESPP are still under evaluation, and we expect to provide details in an amendment to this information statement. The ESPP is intended to qualify as an “employee stock purchase plan” within the meaning of Section 423 of the Code.

Equity Incentive Awards Following the Distribution
In connection with the Distribution, we intend to grant each of our NEOs equity-based incentive awards in respect of 2026 in the form of restricted share units, or RSUs, and performance share units, or PSUs, designed to align our NEOs’ interests with those of our shareholders. Approximately 40% of the total award value for each NEO is expected to be delivered in the form of RSUs and approximately 60% in the form of PSUs. Except as otherwise provided in the applicable award agreement or the NEO’s employment agreement, an initial tranche of RSUs is expected to vest on December 31, 2026 and the remaining RSUs will vest in substantially equal quarterly installments over a two year period thereafter. While the vesting terms of PSU awards remain under evaluation, the applicable performance metrics are expected to include Octave’s relative total shareholder return, annual recurring revenue growth and EBIT margin improvement. We expect to provide additional detail regarding PSU vesting terms in an amendment to this information statement. The target grant date value of these awards for our NEOs is expected to range from approximately $8,750,000 (in the case of our CEO) to $850,000.
Executive Employment Agreements
Octave and/or certain of its controlled affiliates have entered or intend to enter into new employment agreements with our NEOs, to be effective upon the completion of the Distribution. The employment agreements with the NEOs will provide for (i) an annual base salary (ranging from $850,000, in the case of our CEO, to $400,000) (ii) eligibility to participate in our annual cash incentive program, with each NEO’s initial target annual cash incentive opportunity equal to 100% of base salary, and (iii) participation in our long-term stock incentive bonus plans. Each NEO will also be entitled to participate in employee benefit plans and programs made available to senior executives. The NEOs’ employment will be at-will. The new employment agreements with our NEOs will provide that, upon a termination by the Company without “Cause” or by the NEO with “Good Reason” (each as defined in the employment agreements) occurring outside the CIC Protection Period (as defined below), then the NEO will be entitled to (i) an amount in cash equal to any earned annual cash incentive for the prior year, based on actual performance, to the extent unpaid, (ii) a pro-rated annual cash incentive for the year of termination, based on actual performance for the full performance period, (iii) a lump sum cash payment equal to a multiple (ranging from 0.5x to 1.5x) of the sum of base salary plus the target annual cash incentive for the then-applicable fiscal year, (iv) a lump sum cash payment equal to the value of 12 to 24 months of continued health, dental and/or vision coverage, (v) accelerated vesting of all time-vesting stock options and stock-based awards, including any replacement awards, and continued eligibility for all performance-vesting stock options and stock-based awards to vest, without regard to continued service, in a pro rata portion of such awards based on actual performance in accordance with the applicable award terms and (vi) extension of the period of time during which the NEO may exercise vested stock options to the longer of six months following termination or seven days after the commencement of the first trading window thereafter, but in no event later than the original expiration date.
Upon a termination by the Company without “Cause” or by the NEO with “Good Reason” occurring during the period beginning 180 days prior to the effective date of a definitive agreement that results in a Change in Control (and is in connection with such Change in Control) and ending 24 months after the consummation of such Change in Control (the “CIC Protection Period”), then the NEO will be entitled to (i) an amount in cash equal to any earned annual cash incentive for the prior year, based on actual performance, to the extent unpaid, (ii) a pro-rated annual cash incentive for the year of termination, based on target performance for the full performance period, (iii) a lump sum cash payment equal to a multiple (ranging from 1x to 2x) of the sum of the NEO’s then-effective base salary (or, if higher, the base salary in effect immediately prior to the Change in Control) plus the target annual cash incentive for the then-applicable fiscal year, (iv) a lump sum cash payment equal to the value of 12 to 24 months of continued health, dental and/or vision coverage and (v) accelerated vesting of any outstanding options or stock-based awards, including any replacement awards, with performance-based awards vesting based on the methodology set forth in our LTIP and applicable award agreements. In the event of a qualifying termination during the 180-day period preceding a Change in Control, the enhanced severance benefits will be paid only to the extent they exceed the amounts payable upon a qualifying termination outside the CIC Protection Period. For purposes of the employment agreements, “Change in Control” has the meaning set forth in our LTIP. Payment of severance benefits, whether during or outside the CIC Protection Period, will be conditioned on the NEO’s execution and non-revocation of a release of claims.

As a condition to the new employment agreements, the NEOs will be required to enter into customary non-disclosure, non-compete and/or non-solicitation agreements. The employment agreements also provide for reimbursement of certain legal fees incurred by the NEO in successfully enforcing the employment agreement. In addition, if any payments or benefits constitute “parachute payments” under Section 280G of the Code, such payments will either be delivered in full or reduced to the extent necessary to avoid the excise tax under Section 4999 of the Code, whichever results in the NEO receiving the greatest after-tax amount.

DIRECTOR COMPENSATION
In connection with the appointment of the Board of Directors of the Company while Hexagon was the Company’s sole shareholder, Hexagon determined the director compensation, which was subsequently ratified and adopted by our Board of Directors. Such compensation consists of the following:
•a cash retainer in the amount of $60,000 per year; and
•an annual equity award of RSUs with a grant date fair value of approximately $200,000, to vest in full on the first anniversary of the grant date.
In addition, the Chair of our Board of Directors will receive an additional cash retainer in the amount of $40,000 per year and the chairs of each of our Audit Committee, Compensation Committee, Nominating and Governance Committee and any other committee of our Board of Directors will receive an additional cash retainer in the amount of $30,000, $20,000, $15,000, and $15,000 per year, respectively. Members of each of our Audit Committee, Compensation Committee, Nominating and Governance Committee and any other committee of our Board of Directors will receive an additional cash retainer in the amount of $15,000, $12,000, $10,000, and $10,000 per year, respectively. In addition to the compensation described above, each director will be reimbursed for business-related travel and covered by Octave’s directors’ and officers’ liability insurance policy. We will not provide directors who are also our employees any additional compensation for serving as a director.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS
Introduction
Following the Distribution, we will be a public company and Hexagon will have no continuing ownership interest in us. For purposes of governing the ongoing relationships between Hexagon and us after the Distribution and to provide for an orderly transition, Hexagon and Octave entered into, or before the completion of the Distribution will enter into, a Distribution Agreement, Employee Matters Agreement, Tax Disaffiliation Agreement, Transition Services Agreement and other agreements that will outline the terms and conditions of the transactions and provide a framework for our relationship with Hexagon after the transactions.
Relationship Between Hexagon and Octave After the Distribution
The summaries of each of the agreements set forth below are qualified in their entireties by reference to the full text of the applicable agreements, forms of which are filed in as exhibits to the registration statement of which this information statement forms a part.
These summaries have been included in this information statement to provide information regarding the terms of these agreements. They are not intended to provide any other factual information about Hexagon, Octave, their respective affiliates or the Octave Business.
Distribution Agreement
Overview
The Distribution Agreement provides for the separation of the Octave Business from Hexagon’s other businesses. Among other things, the Distribution Agreement identifies those assets of Hexagon related to the Octave Business that are to be transferred to, and those liabilities of Hexagon related to the Octave Business that are to be assumed by, Octave, and describes when and how these transfers and assumptions will occur. The Distribution Agreement also includes procedures by which Hexagon and Octave will become separate and independent companies. The matters addressed by the Distribution Agreement include, but are not limited to, the matters described below. As used in this summary, the following terms have the following meanings: (i) “Octave entities” means Octave and all its direct and indirect wholly owned or controlled subsidiaries (after giving effect to the internal reorganization); (ii) “Octave group” means Octave, the other Octave entities, each subsidiary of Octave immediately after the Distribution Time and each other entity that becomes a subsidiary of Octave after the Distribution Time (including as a result of any transactions that occur following the Distribution Time in accordance with the separation step plan (as defined in the Distribution Agreement)); (iii) “Hexagon group” means Hexagon and each entity (other than any member of Octave group) that is a direct or indirect subsidiary of Hexagon immediately after the Distribution Time, and each entity that becomes a subsidiary of Hexagon after the Distribution Time (including as a result of transactions that occur following the Distribution Time in accordance with the separation step plan); and (iv) “group” means the Hexagon group or the Octave group, as the context requires.
Transfer of Octave Assets
The Distribution Agreement identifies the assets to be transferred, the liabilities to be assumed and the contracts to be transferred to each of Octave and Hexagon as part of the separation of the Octave Business from Hexagon, and provides for when and how these transfers and assumptions will occur.
Subject to the terms and conditions of the Distribution Agreement, Hexagon will cause its various contributing subsidiaries to transfer to Octave (or one or more of its designated subsidiaries) all right, title and interest in and to all the Octave Assets (as defined below). The vast majority of the “Octave Assets” will be transferred via entity encapsulation and include, among other things and subject to certain exceptions, assets related to the Octave Business, including:

•the equity securities of the Octave entities;
•(i) contracts (other than any contracts that are Excluded Assets (as defined below)) to which Hexagon or any of its subsidiaries is a party or to which any Octave Asset is subject, in each case that primarily relate to or are primarily used in connection with or held for the benefit of the Octave Business, (ii) to the extent assignable, the applicable portion of any non-disclosure and confidentiality agreements and (iii) the applicable portions of each Shared Contract (as defined below) (collectively, the “Octave Contracts”);
•licenses, permits and other governmental authorizations held by Hexagon or any of its subsidiaries that are primarily related to the Octave Business or the Octave Assets;
•specified registered intellectual property and other intellectual property that is primarily used or held for use in the operation of the Octave Business, together with all causes of action or other rights that may be asserted under any of the foregoing (the “Octave Intellectual Property”);
•any and all goodwill and other intangibles primarily related to the Octave Business;
•systems, networks and hardware (“IT Assets”) primarily used or held for use in the Octave Business, including all software embedded within to the extent described in the Distribution Agreement;
•a copy of the books and records related to the Octave Business;
•other than with respect to taxes or claims under any insurance policies, rights available to or being pursued by Hexagon or its wholly owned or controlled subsidiaries in connection with any claim, action, investigation or other proceeding or any other claims, defenses, causes of action, rights of recovery, set-off, guarantees and similar rights against third parties, in each case, to the extent relating to the Octave Business, any Octave Asset or any Octave Liability (as defined below);
•any and all accounts receivable and other current assets of the Octave entities and the additional entities as of immediately prior to the Distribution Time, and all cash and cash equivalents of the Octave entities and the additional entities as of immediately prior to the Distribution Time;
•inventory that primarily relates to or is primarily used in connection with the Octave Business;
•any prepaid expenses, credits, deposits and advance payments, in each case, to the extent relating to any other Octave Asset;
•all real property owned by Hexagon or its wholly owned or controlled subsidiaries that primarily relates to or is primarily used in connection with or held for the benefit of the Octave Business (referred to herein as “Octave Owned Real Property”) and all real property leased, subleased, licensed or similarly occupied by Hexagon or its subsidiaries, in each case that primarily relates to or is primarily occupied or used in connection with the Octave Business (referred to herein as “Octave Leased Real Property”); and
•all other assets of Hexagon and its wholly owned or controlled subsidiaries as of immediately prior to the Distribution Time that are primarily related to or primarily used in connection with or held for the benefit of the Octave Business.
Transfer of Excluded Assets
Subject to the terms and conditions of the Distribution Agreement, Octave and its subsidiaries will transfer to Hexagon or one of its designated subsidiaries (other than Octave and its subsidiaries) all right, title and interest in and to all the Excluded Assets, which include all assets of Hexagon and its subsidiaries other than the Octave Assets, including all equity interests (other than those of the Octave entities), insurance policies, real property, permits, tangible and personal property, contracts, IT Assets and intellectual property, in each case other than those constituting Octave Assets.

Assumption of Octave Liabilities
The Distribution Agreement provides that Octave or one or more of its subsidiaries will assume certain liabilities that include, among other things and subject to certain exceptions, the liabilities described below, referred to herein as the “Octave Liabilities,” and the vast majority of these liabilities will be assumed via entity encapsulation:
•all liabilities to the extent relating to, arising out of or resulting from the ownership, operation or conduct of the Octave Business, the Octave Assets, whether known or unknown, fixed or contingent, asserted or unasserted, and not satisfied or extinguished as of the Distribution Date, including any and all liabilities in respect of any actions related thereto;
•all liabilities arising out of or relating to any Octave Contracts;
•all liabilities arising under or relating to any Octave Intellectual Property, including the use thereof;
•all liabilities assumed by, retained by or agreed to be performed by Octave or any of its subsidiaries and affiliates pursuant to any agreement entered into in connection with the Distribution;
•all liabilities (including under applicable federal and state securities laws) relating to, arising out of or resulting from the registration statement of which this information statement forms a part, other than information relating to Hexagon and its subsidiaries with respect to the Hexagon business, whenever arising;
•all liabilities relating to, arising out of or resulting from the Octave financing agreements entered into in connection with the Distribution, whenever arising;
•all environmental liabilities (as defined in the Distribution Agreement) to the extent relating to, arising out of or resulting from (i) the Octave Owned Real Property or the Octave Leased Real Property, except to the extent such liabilities are attributable to any Hexagon business conducted at, or any Excluded Asset used, operated or stored at, or removed from, such real property, or (ii) the ownership or operation of the Octave Business, the Octave Assets (other than the Octave Owned Real Property or the Octave Leased Real Property), or the conduct of the Octave Business; and
•all liabilities relating to, arising out of or resulting from any claim or action with respect to the Octave Business and the Octave Assets.
Excluded Liabilities
The Distribution Agreement provides that Hexagon or one or more of its subsidiaries will be responsible for, and not transfer to Octave or its subsidiaries, the Excluded Liabilities, which include: (i) all liabilities to the extent relating to, arising out of or resulting from the ownership, operation or conduct of the Excluded Assets; (ii) any liability attributable to any Hexagon business conducted at the Octave Owned Real Property or Octave Leased Real Property; and (iii) all liabilities assumed by, retained by or agreed to be performed by Hexagon or any of its subsidiaries (other than the Octave entities) pursuant to the Distribution Agreement or certain other agreements related to the Distribution.
Shared Contracts
Hexagon and Octave will use commercially reasonable efforts for 36 months after the Distribution Date to separate any contracts with third parties that benefit both the Octave Business and the Hexagon business, other than enterprise-wide contracts, contracts with respect to off-the-shelf software, any contract that provides for certain overhead and shared services or processes that are provided to, or used in, both the Octave Business and Hexagon business or any contract that is subject to the Transition Services Agreement (collectively, the “Shared Contracts”), or take such other action as reasonably agreed between Hexagon and Octave, subject to certain limitations described in the Distribution Agreement. If such Shared Contracts cannot be separated, then the parties will use commercially reasonable efforts to develop and implement arrangements (including subcontracting under the Transition Services

Agreement, sublicensing, subleasing or back-to-back arrangements) to pass along to the Hexagon group or the Octave group, as applicable, the benefits and liabilities of the portion of any such shared contract related to the Hexagon business or the Octave Business, respectively.
Guarantees
Each of Hexagon and Octave has agreed, from and after the Distribution, to indemnify members of the other party’s group against any liabilities incurred by reason of or arising out of or in consequence of:
•the members of the other party’s group issuing, making payment under, being required to pay or reimburse the issuer of, or being a party to, any guarantee, indemnity, surety bond, letter of credit, letter of comfort, commitments or other similar obligation to the extent relating to the other party’s business (and in the case of Octave, the Octave entities);
•any claim or demand for payment made on a member of the other party’s group with respect to any such guarantees;
•any claim, action or other proceeding by any person who is or claims to be entitled to the benefit of or claims to be entitled to payment, reimbursement or indemnity with respect to any such guarantees; and
•any fees or expenses reasonably incurred in connection with any of the liabilities described in the preceding three bullets.
Release of Claims and Indemnification
Except as otherwise provided in any agreement entered into in connection with the Distribution and subject to certain exceptions set forth in the Distribution Agreement, each of Hexagon and Octave will release and forever discharge the other party and its affiliates and holders of equity interests from all liabilities existing or arising from any acts or events occurring or failing to occur or alleged to have occurred or to have failed to occur or any conditions existing or alleged to have existed on or before the Distribution Time. The releases will not extend to obligations or liabilities under any agreements between the parties that remain in effect following the Distribution Time pursuant to the Distribution Agreement or any ancillary agreement. The Distribution Agreement contains certain cross-indemnities that, except as otherwise provided in the Distribution Agreement, are principally designed to place financial responsibility for the obligations and liabilities allocated to Octave under the Distribution Agreement with Octave and financial responsibility for the obligations and liabilities allocated to Hexagon under the Distribution Agreement with Hexagon. Specifically, Hexagon and Octave will indemnify, defend and hold harmless each member of the other party’s group and each of its directors, officers and employees, and each of the heirs, executors, successors and assigns of any of the foregoing, from any liabilities arising out of or due to:
•the liabilities or alleged liabilities each party assumed or retained pursuant to the Distribution Agreement;
•the failure of each party, any other member of its group or any other person to pay, perform or otherwise promptly discharge any liabilities assumed or retained pursuant to the Distribution Agreement; and
•any breach by any member of each party’s group of any agreement entered into in connection with the Distribution after the Distribution Date (other than any agreement entered into in connection with the Distribution that expressly contains indemnification provisions).
The amount of each party’s indemnification obligations will be subject to reduction by any insurance proceeds (net of premium adjustments and costs) actually covered by the party being indemnified, and no party will be liable for punitive, incidental, consequential, special, indirect, exemplary or similar damages except to the extent such losses are owed to an unaffiliated third party in connection with a third-party claim. The Distribution Agreement also specifies procedures with respect to claims subject to indemnification and related matters. Indemnification with respect to taxes will be governed by the Tax Disaffiliation Agreement.

Term and Termination
In addition, although Hexagon is obligated to complete the spin-off after obtaining shareholder approval, the Distribution Agreement provides that until the Distribution Time, Hexagon may, in its sole discretion, terminate the Distribution Agreement and/or abandon the Distribution. After the Distribution Time, the Distribution Agreement may be modified only by written agreement between Octave and Hexagon.
This description is qualified in its entirety by reference to the full text of the form of Distribution Agreement, which is filed as an exhibit to the registration statement of which this information statement forms a part.
Transition Services Agreement
Octave and Hexagon intend to enter into a Transition Services Agreement in connection with the separation, Pursuant to the Transition Services Agreement, each party will agree to provide to the other certain transitional services (“Services”) that were historically provided in the ordinary course of business prior to the Distribution for specified periods ending on the end date for such Service as set forth in the agreement. The Services are intended to facilitate an orderly separation, and may be terminated early by the recipient or extended in certain circumstances. Services are to be provided in a manner substantially consistent with historical practice and in compliance with applicable law, without warranties, and subject to agreed limitations. In consideration for the Services, the recipient is required to pay the fees set forth in the applicable schedules and any related taxes. It also provides for a royalty-free, non-exclusive license for Octave to use the “Hexagon” brand and related marks for a five-year transition period following the Distribution, subject to Octave’s compliance with Hexagon brand guidelines. The term of the Transition Services Agreement continues until the last to expire end date for the Services, unless earlier terminated.
This description is qualified in its entirety by reference to the full text of the form of Transaction Services Agreement, which is filed as an exhibit to the registration statement of which this information statement forms a part.
Tax Disaffiliation Agreement
We will enter into a Tax Disaffiliation Agreement with Hexagon that will govern Hexagon’s and our respective rights, responsibilities and obligations with respect to taxes and tax benefits, the filing of tax returns, the control of audits and other tax matters. References in this summary description of the Tax Disaffiliation Agreement to the terms “tax” or “taxes” mean taxes as well as any interest, penalties, additions to tax or additional amounts in respect of such taxes.
Under the Tax Disaffiliation Agreement, with certain exceptions, we will be generally responsible for all taxes that are attributable to us or our subsidiaries for any taxable period.
For any tax year, we will be generally responsible for filing all separate company tax returns that relate to us or one of our subsidiaries and that do not also include Hexagon or any of its subsidiaries. Hexagon will be generally responsible for filing all separate company tax returns that relate to Hexagon or its subsidiaries (other than tax returns that will be filed by us), and for filing consolidated, combined or unitary returns that include (i) one or more of Hexagon and its subsidiaries and (ii) one or more of us and our subsidiaries. We will generally be entitled to receive refunds, credits and offsets with respect to taxes allocated to us under the Tax Disaffiliation Agreement, and Hexagon will generally be entitled to receive refunds, credits and offsets with respect to taxes allocated to it under the Tax Disaffiliation Agreement.
Generally, we will have the authority to conduct all tax proceedings, including tax audits, relating to taxes or any adjustment to taxes for which we are responsible for filing a return under the Tax Disaffiliation Agreement, and Hexagon will have the authority to conduct all tax proceedings, including tax audits, relating to taxes or any adjustment to taxes for which Hexagon will be responsible for filing a return under the Tax Disaffiliation Agreement. However, if one party acknowledges a liability to indemnify the other party for a tax to which such proceeding relates, and provides evidence to the other party of its ability to make such payment, the first-mentioned party will have the authority to conduct such proceeding. The Tax Disaffiliation Agreement will further provide for cooperation between us and Hexagon with respect to tax matters, the exchange of information and the retention of records that may affect the tax liabilities of the parties to the agreement. This description is qualified in its entirety by reference to the full text of the form of Tax Disaffiliation Agreement, which is filed as an exhibit to the registration statement of which this information statement forms a part.
Employee Matters Agreement
In connection with the Distribution, Hexagon and Octave will enter into the Employee Matters Agreement to allocate liabilities and responsibilities relating to employment matters, employee compensation and benefits plans and programs and other related matters. The Employee Matters Agreement will govern certain compensation and employee benefit obligations with respect to the current and former employees and service providers of each company. The Employee Matters Agreement will also govern the treatment of outstanding Hexagon Equity Awards held by Hexagon Group Employees (as defined in the Employee Matters Agreement) and Octave Group Employees (as defined in the Employee Matters Agreement) at and following the completion of the Distribution. See ‘‘Compensation Discussion and Analysis—Treatment of Outstanding Hexagon Equity Awards.”
The Employee Matters Agreement will provide that, following the Distribution, Octave Group Participants (as defined in the Employee Matters Agreement) generally will no longer participate in benefit arrangements sponsored, maintained or contributed to by Hexagon and will instead participate in benefit plans maintained by Octave.
The Employee Matters Agreement also will set forth the general principles relating to employee matters relating to the Distribution, including, without limitation, with respect to the transfer of relevant employees and independent contractors, the assumption and retention of employment-related liabilities, participation in employee benefit plans (including health, welfare, retirement and severance plans), treatment of equity and other incentive awards, chargeback of certain costs, employee service recognition, the sharing of employee information and the duplication of benefits. This description is qualified in its entirety by reference to the full text of the form of Employee Matters Agreement, which is filed as an exhibit to the registration statement of which this information statement forms a part.
Registration Rights Agreement
Octave and Melker Schörling AB (“MSAB”), a significant shareholder of Hexagon, intend to enter into a Registration Rights Agreement to govern the relationship between the parties after the Distribution in relation to certain registration rights granted to MSAB with respect to the Octave Class B Ordinary Shares it receives in the Distribution (including any Octave Class B Ordinary Shares issuable upon conversion of Octave Class A Ordinary Shares received by MSAB in the Distribution) and any Octave Class B Ordinary Shares it subsequently acquires from the Company (“Registrable Securities”). Beginning on the first anniversary of the Distribution Date, MSAB may require Octave to effect demand registrations of Registrable Securities, subject to certain limitations, including minimum offering size thresholds, blackout periods and limits on the number of demand registrations in any 12-month period. MSAB is also entitled to customary “piggyback” registration rights to participate in certain registered offerings initiated by Octave or other of its security holders, and after the first anniversary of the Distribution Date, Octave must file and maintain an effective shelf registration statement covering the resale of the Registrable Securities for a specified period, subject to customary suspension rights.
Octave is responsible for customary registration expenses (subject to specified caps for MSAB’s counsel fees), while MSAB bears underwriting discounts and certain other selling expenses. The parties provide customary indemnification and contribution provisions, with Octave indemnifying MSAB and related parties for material misstatements or omissions in registration statements (subject to customary exceptions), and MSAB providing reciprocal indemnification limited to information furnished by it and capped at its net proceeds.
This description is qualified in its entirety by reference to the full text of the form of Registration Rights Agreement, which is filed as an exhibit to the registration statement of which this information statement forms a part.

Related Party Transaction Policy
Our Board of Directors has adopted a written statement of policy regarding transactions with related parties, which we refer to as our “related party policy.” Although Octave will, as a general matter, prefer to avoid related party transactions, it recognizes that certain related party transactions may not be inconsistent with the best interests of Octave and its shareholders. Our related party policy will provide that a “related party transaction” is a transaction, arrangement or relationship, or any series of similar transactions, arrangements, or relationships in which (i) Octave or any of its consolidated subsidiaries was, is, or will be a participant, (ii) the aggregate amount involved will or may reasonably be expected to exceed $120,000, and (iii) any related party has or will have a direct or indirect material interest.
A “related party” means:
•any person who is, or at any time during the applicable period was, one of Octave’s executive officers or a member of or nominee for the Board of Directors;
•any person who is known by Octave to be the beneficial owner of more than 5% of any class of our voting shares;
•any immediate family member of any of the foregoing persons, which means any child, stepchild, parent, stepparent, spouse, sibling, mother-in-law, father-in-law, daughter-in-law, brother-in-law or sister-in-law of a director, officer or a beneficial owner of more than 5% of our voting shares, and any person (other than a tenant or employee) sharing the household of such director, executive officer or beneficial owner of more than 5% of our voting shares; and
•any other person who may be a “related person” pursuant to Item 404 of Regulation S-K under the Exchange Act or otherwise under any other applicable laws.
In addition, we have in place policies and procedures designed to minimize potential conflicts of interest arising from any dealings any person or entity may have with its affiliates and to provide appropriate procedures for the disclosure of any real or potential conflicts of interest that may exist from time to time. Specifically, pursuant to the Related Party Transaction Policy and the Nominating and Governance Committee charter, the Nominating and Governance Committee has the responsibility to review related party transactions.
Each of the agreements between us and our subsidiaries and Hexagon, its affiliates and its subsidiaries that have been entered into prior to or concurrently with the completion of the separation, and any transactions contemplated thereby, will be deemed to be approved and not subject to the terms of such policy. In addition, the Nominating and Governance Committee expects to adopt certain pre-approvals under the Related Party Transaction Policy in connection with the Distribution.

MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES
The following is a discussion of material U.S. federal income tax consequences of the Distribution to “U.S. Holders” (as defined below) of Hexagon Shares who receive Octave Shares or Octave SDRs in the Distribution and of holding such Octave Shares or Octave SDRs. This discussion is based on the Code, U.S. Treasury Regulations promulgated thereunder, rulings and other administrative pronouncements issued by the IRS, and judicial decisions, in each case as in effect and available as of the date of this information statement and all of which are subject to differing interpretations and change at any time, possibly with retroactive effect. Any such interpretation or change could affect the accuracy of the statements and conclusions set forth in this document. No assurance can be given that the IRS would not assert, or that a court would not sustain, a position contrary to any of the tax consequences described below.
This discussion applies only to persons who hold such shares or SDRs as capital assets within the meaning of Section 1221 of the Code (generally, property held for investment). This discussion is based upon the assumption that the Distribution was or will be consummated in accordance with the agreements related to the Distribution and as described in the registration statement of which this information statement forms a part. Holders of Hexagon Shares that are not U.S. Holders should consult their tax advisors as to the tax consequences of the Distribution and of holding the Octave Shares or Octave SDRs.
This discussion does not address any tax consequences arising under the alternative minimum tax (including the corporate alternative minimum tax on financial statement income), the Medicare contribution tax (including net investment income tax) or the Foreign Account Tax Compliance Act of 2010 (including the Treasury Regulations promulgated thereunder and intergovernmental agreements entered into pursuant thereto or in connection therewith, and any laws, regulations or practices adopted in connection with any such agreement). This discussion does not address all aspects of U.S. federal income taxation that may be relevant to particular holders of Hexagon Shares in light of their particular circumstances, nor does it address tax consequences applicable to holders that are or may be subject to special treatment under the U.S. federal income tax laws, including, without limitation:
•a financial institution;
•a tax-exempt organization or government organization;
•an insurance company;
•a mutual fund;
•a dealer or broker, bank or other institution in stocks and securities, or currencies;
•a trader in securities that elects mark-to-market treatment;
•an accrual method taxpayer subject to special accounting rules under Section 451(b) of the Code;
•a person who receives Hexagon Shares through the exercise of an employee stock option, through a tax qualified retirement plan or otherwise as compensation;
•a person that has a functional currency for tax purposes other than the U.S. dollar;
•a person that actually or constructively owns 5% or more (by vote or value) of Hexagon Shares, Octave Shares, or Octave SDRs;
•a real estate investment trust;
•a regulated investment company;
•“qualified foreign pension funds” as defined in Section 897(l)(2) of the Code, entities all of the interests of which are held by qualified foreign pension fund and tax-qualified retirement plans;

•controlled foreign corporations, passive foreign investment companies and corporations that accumulate earnings to avoid U.S. federal income tax;
•a person who holds Hexagon Shares, Octave Shares, or Octave SDRs as part of a hedge, straddle, constructive sale, wash sale, conversion or other integrated transaction; or
•a former citizen or resident of the U.S. subject to U.S. tax as an expatriate.
For purposes of this discussion, a “U.S. Holder” is a beneficial owner of Hexagon Shares that is, for U.S. federal income tax purposes:
•a citizen or resident of the United States;
•a corporation, or other entity taxable as a corporation for U.S. federal income tax purposes, created or organized under the laws of the United States, any state thereof or the District of Columbia; or
•a trust if it (i) is subject to the primary supervision of a court within the United States and one or more U.S. persons have the authority to control all substantial decisions of the trust or (ii) has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person; or an estate that is subject to U.S. federal income tax on its income regardless of its source.
If a partnership (or any other entity or arrangement treated as a partnership for U.S. federal income tax purposes) holds Hexagon Shares, the tax treatment of a partner in such partnership will generally depend upon the status of the partner and the activities of the partnership. Holders of Hexagon Shares that are partnerships and partners in such partnerships should consult their tax advisors as to the tax consequences of the Distribution to them.
THE FOLLOWING DISCUSSION SETS FORTH THE MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES OF THE DISTRIBUTION UNDER CURRENT LAW. ALL HOLDERS SHOULD CONSULT THEIR TAX ADVISORS WITH RESPECT TO THE PARTICULAR TAX CONSEQUENCES TO THEM OF THE DISTRIBUTION, INCLUDING THE APPLICABILITY AND EFFECT OF U.S. FEDERAL, STATE, LOCAL AND NON-U.S. AND OTHER TAX LAWS IN LIGHT OF THEIR PARTICULAR CIRCUMSTANCES AND THE EFFECT OF POSSIBLE CHANGES IN LAW THAT MIGHT AFFECT THE TAX CONSEQUENCES DESCRIBED IN THIS INFORMATION STATEMENT.
The Distribution is intended to qualify as a transaction that is generally tax-free for U.S. federal income tax purposes under Section 355 of the Code, and Hexagon intends to receive an opinion from its outside tax advisor in support of such treatment. The opinion will be based upon and rely on, among other things, various facts and assumptions, as well as certain representations, statements and undertakings of Hexagon and Octave (including those relating to the past and future conduct of Hexagon and Octave). If any of these facts, assumptions, representations, statements or undertakings is, or becomes, inaccurate or incomplete, or if any representations or covenants contained in any of the agreements and documents relating to the Distribution or in any documents relating to the opinion are inaccurate or not complied with by Hexagon, Octave or any of their respective subsidiaries, such opinion may be invalid and the conclusions reached therein could be jeopardized.
Notwithstanding receipt by Hexagon of the opinion of its outside tax advisor, such opinion will not be binding on the IRS or any court. The IRS could determine that the Distribution should be treated as a taxable transaction for U.S. federal income tax purposes if it determines that any of the facts, representations, assumptions, statements or undertakings upon which the opinion was based are inaccurate or have not been complied with, or that the Distribution should be taxable for other reasons, including as a result of certain events that may or may not be within the control of Hexagon or Octave. In the event the IRS were to prevail with such challenge, Hexagon’s existing shareholders that are subject to U.S. federal income tax could incur significant liabilities. Please refer to “—Material U.S. Federal Income Tax Consequences if the Distribution is Taxable” below.

Material U.S. Federal Income Tax Consequences if the Distribution Qualifies as a Transaction that is Generally Tax-Free under Section 355 of the Code
If the Distribution qualifies as a transaction that is generally tax-free for U.S. federal income tax purposes under Section 355 of the Code, the U.S. federal income tax consequences of the Distribution generally are as follows:
•no gain or loss will be recognized by (and no amount will be includible in the income of) U.S. Holders of Hexagon Shares upon the receipt of Octave Shares or Octave SDRs in the Distribution for U.S. federal income tax purposes, except with respect to any cash received in lieu of any fractional Octave Shares or Octave SDRs (as described below);
•a Hexagon shareholder’s tax basis in Octave Shares or Octave SDRs received (including any fractional shares or SDRs deemed received, as described below) in the Distribution will be determined by allocating to those Octave Shares or Octave SDRs (as applicable), on the basis of the relative fair market values of Hexagon Shares and Octave Shares or Octave SDRs (as applicable) at the time of the Distribution, a portion of the Hexagon shareholder’s tax basis in its Hexagon Shares. A Hexagon shareholder’s tax basis in its Hexagon Shares will be decreased by the portion allocated to its Octave Shares and Octave SDRs received in the Distribution. Within a reasonable period of time after the Distribution, Hexagon will make available to its stockholders who receive Octave Shares or Octave SDRs pursuant to the Distribution with a worksheet for calculating their tax bases in their Octave Shares or Octave SDRs (as applicable) and their Hexagon Shares; and
•the holding period of Octave Shares and Octave SDRs received by each U.S. Holder of Hexagon Shares in the Distribution (including any fractional Octave Shares or Octave SDRs deemed received, as described below) will generally include the holding period at the time of the distribution of the Hexagon Shares with respect to which the Octave Shares or Octave SDRs are received in the completion of the Distribution.
A U.S. Holder who receives cash in lieu of fractional Octave Share or Octave SDR in the Distribution will be treated as first receiving such fractional share or SDR and then receiving cash in exchange for such fractional share or SDR. A U.S. Holder generally should recognize capital gain or loss on such deemed exchange in an amount equal to the difference between the amount of cash received and the portion of the U.S. Holder’s aggregate adjusted tax basis in the shares of Hexagon Shares surrendered that is allocated to such fractional share or SDR (as described above). Such capital gain or loss generally will be treated as long-term capital gain or loss if the Hexagon Shares were held by the U.S. Holder for more than one year at the time of the Distribution.
If a U.S. Holder of Hexagon Shares holds different blocks of Hexagon Shares (generally Hexagon Shares purchased or acquired on different dates or at different prices), such U.S. Holder should consult its tax advisor regarding the determination of the basis and holding period of Octave Shares or Octave SDRs received in the Distribution in respect of particular blocks of Hexagon Shares.
Material U.S. Federal Income Tax Consequences if the Distribution is Taxable
As discussed above, notwithstanding receipt by Hexagon of the opinion of its outside tax advisor, the IRS could assert that the Distribution does not qualify for tax-free treatment. If the IRS were successful in taking this position, some or all of the consequences described above would not apply, and Hexagon and Octave shareholders could be subject to significant U.S. federal income tax liability. In addition, certain events that may or may not be within the control of Hexagon or Octave could cause the Distribution and/or certain related transactions not to qualify for tax-free treatment for U.S. federal income tax purposes.
If the Distribution were to fail to qualify as tax-free for U.S. federal income tax purposes, U.S. Holders would be subject to tax as if they had received a taxable distribution equal to the fair market value of the Octave Shares or Octave SDRs received by them in the Distribution, which generally would be treated as a dividend for such purposes to the extent of such U.S. Holder’s pro rata share of Hexagon’s current and accumulated earnings and profits (including any earnings and profits resulting from any taxable gain on the Distribution), as determined for U.S. federal income tax purposes.

Backup Withholding and Information Reporting
Payments of cash to U.S. Holders of Hexagon Shares in lieu of fractional Octave Shares or Octave SDRs may be subject to information reporting and backup withholding (currently, at a rate of 24%), unless such U.S. Holder delivers a properly completed IRS Form W-9 certifying such U.S. Holder’s correct taxpayer identification number and certain other information, or otherwise establishes an exemption from backup withholding. Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules may be refunded or credited against a U.S. Holder’s U.S. federal income tax liability provided that the required information is timely furnished to the IRS.
THE FOREGOING IS INTENDED ONLY AS A SUMMARY OF MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES OF THE DISTRIBUTION UNDER CURRENT LAW. IT IS NOT A COMPLETE ANALYSIS OR DISCUSSION OF ALL POTENTIAL TAX CONSEQUENCES THAT MAY BE IMPORTANT TO PARTICULAR HOLDERS. ALL HOLDERS OF HEXAGON SHARES SHOULD CONSULT THEIR TAX ADVISORS AS TO THE PARTICULAR TAX CONSEQUENCES TO THEM OF THE TRANSACTIONS, INCLUDING THE APPLICATION AND EFFECT OF U.S. FEDERAL, STATE, LOCAL, NON-U.S. AND OTHER TAX LAWS.
Material U.S. Tax Consequences of Owning Octave Shares Following the Distribution
For U.S. federal income tax purposes, a holder of Octave SDRs will generally be treated as the beneficial owner of the underlying Octave Shares represented by those Octave SDRs. References in the following discussion to “Octave Shares” will include the underlying Octave Shares and Octave SDRs, unless the context otherwise requires.
U.S. Holders
The tax consequences of owning Octave Shares will depend in part on whether or not we are classified as a passive foreign investment company, or PFIC, for U.S. federal income tax purposes. Except as discussed below under “—PFIC Considerations”, this discussion assumes that we are not classified as a PFIC for U.S. federal income tax purposes.
Taxation of Dividends
Under the U.S. federal income tax laws, and subject to the discussion of PFIC taxation below, a U.S. Holder must include in its gross income the gross amount of any dividend paid by Octave to the extent of its current or accumulated earnings and profits (as determined for U.S. federal income tax purposes). Dividends will be taxed as ordinary income to the extent that they are paid out of Octave’s current or accumulated earnings and profits. Dividends paid to a non-corporate U.S. Holder by certain “qualified foreign corporations” that constitute qualified dividend income are taxable to the holder at the preferential rates applicable to long-term capital gains provided that the holder holds the shares for more than 60 days during the 121-day period beginning 60 days before the ex- dividend date and meets other holding period requirements. For this purpose, Octave Shares are treated as stock of a “qualified foreign corporation” if Octave is eligible for the benefits of an applicable comprehensive income tax treaty with the U.S. or if such stock is readily tradable on an established securities market in the United States. The Octave Shares are expected to be readily tradable on the Nasdaq New York and Octave is expected to be eligible for the benefits of such a treaty. Accordingly, subject to the discussion of PFIC taxation below, dividends that Octave pays with respect to the Octave Shares are expected to constitute qualified dividend income, assuming the holding period requirements are met. However, no assurance can be given that the Octave Shares will be treated as readily tradable on an established securities market in the United States or that Octave or will qualify for the benefits of a comprehensive income tax treaty with the United States.
A U.S. Holder must include any foreign tax withheld from the dividend payment in this gross amount even though the holder does not in fact receive the amount withheld. The dividend is taxable to a U.S. Holder when the U.S. Holder receives the dividend, actually or constructively.
The dividend will not be eligible for the dividends-received deduction allowed to U.S. corporations in respect of dividends received from other U.S. corporations.

Distributions in excess of current and accumulated earnings and profits, as determined for U.S. federal income tax purposes, will be treated as a non-taxable return of capital to the extent of the U.S. Holder’s basis in Octave Shares, causing a reduction in the U.S. Holder’s adjusted basis in Octave Shares, and thereafter as capital gain.
Subject to certain limitations, any non-U.S. tax withheld and paid over to a non-U.S. taxing authority is eligible for credit against a U.S. Holder’s U.S. federal income tax liability except to the extent a refund of the tax withheld is available to the U.S. Holder under non-U.S. tax law or under an applicable tax treaty. The amount allowed to a U.S. Holder as a credit is limited to the amount of the U.S. Holder’s U.S. federal income tax liability that is attributable to income from sources outside the United States and is computed separately with respect to different types of income that the U.S. Holder receives from non-U.S. sources. Subject to the discussion below regarding Section 904(h) of the Code, dividends paid by Octave will be foreign source income and will, depending on the circumstances of the U.S. Holder, be either “passive” or “general” income for purposes of computing the foreign tax credit allowable to a U.S. Holder.
Under Section 904(h) of the Code, dividends paid by a foreign corporation that is treated as 50% or more owned, by vote or value, by U.S. persons may be treated as U.S. source income (rather than foreign source income) for foreign tax credit purposes, to the extent the foreign corporation earns U.S. source income, unless such corporation has less than 10% of applicable earnings and profits attributable to sources within the United States. In certain circumstances, U.S. Holders may be able to choose the benefits of Section 904(h)(10) of the Code and elect to treat dividends that would otherwise be U.S. source dividends as foreign source dividends, but in such a case the foreign tax credit limitations would be separately determined with respect to such “resourced” income. In general, therefore, the application of Section 904(h) of the Code may adversely affect a U.S. Holder’s ability to use foreign tax credits. Hexagon and Octave do not believe that, immediately after the Distribution, Octave will be 50% or more owned by U.S. persons. However, this conclusion is a factual determinations and is subject to change; no assurance can therefore be given that Octave would not be treated as 50% or more owned by U.S. persons for purposes of Section 904(h) of the Code.
U.S. Holders are strongly urged to consult their own tax advisors regarding the possible impact if Section 904(h) of the Code should apply.
Taxation of Capital Gains
Subject to the discussion of PFIC taxation below, a U.S. Holder that sells or otherwise disposes of its Octave Shares will recognize capital gain or loss for U.S. federal income tax purposes equal to the difference between the U.S. dollar value of the amount that the U.S. Holder realizes and the U.S. Holder’s tax basis in those shares. Capital gain of a noncorporate U.S. Holder is generally taxed at preferential rates where the property is held for more than one year. The gain or loss will be U.S. source income or loss for foreign tax credit limitation purposes. The deduction of capital losses is subject to limitations.
PFIC Considerations
Hexagon and Octave believe that the Octave Shares will not be stock of a PFIC for U.S. federal income tax purposes, but this conclusion is based on a factual determination made annually and thus is subject to change.
Octave would be a PFIC with respect to a U.S. Holder if for any taxable year in which the U.S. Holder held Octave Shares, after the application of applicable “look-through rules”:
•75% or more of Octave’s gross income for the taxable year consists of “passive income” (including dividends, interest, gains from the sale or exchange of investment property and rents and royalties other than rents and royalties that are received from unrelated parties in connection with the active conduct of a trade or business, as defined in applicable Treasury Regulations); or
•at least 50% of Octave’s assets for the taxable year (averaged over the year and determined based upon value) produce or are held for the production of passive income.

If Octave were to be treated as a PFIC for any taxable year included in whole or in part in a U.S. Holder’s holding period of Octave and such U.S. Holder is treated as owning Octave Shares for purposes of the PFIC rules (and regardless of whether Octave remains a PFIC for subsequent taxable years), the U.S. Holder (i) would be liable to pay U.S. federal income tax at the highest applicable income tax rates on (a) ordinary income upon the receipt of excess distributions (the portion of any distributions received by the U.S. Holder on Octave Shares in a taxable year in excess of 125% of the average annual distributions received by the U.S. Holder in the three preceding taxable years or, if shorter, the U.S. Holder’s holding period for the Octave Shares) and (b) on any gain from the disposition of Octave Shares, plus interest on such amounts, as if such excess distributions or gain had been recognized ratably over the U.S. Holder’s holding period of the Octave Shares, and (ii) may be required to annually file Form 8621 with the IRS reporting information concerning Octave.
U.S. Holders are strongly urged to consult their tax advisors regarding the PFIC rules, and the potential tax consequences to them if Octave were determined to be a PFIC.
Information with Respect to Foreign Financial Assets
Owners of “specified foreign financial assets” with an aggregate value in excess of $50,000, (and in some cases, a higher threshold) may be required to file an information report with respect to such assets with their tax returns. “Specified foreign financial assets” include any financial accounts maintained by foreign financial institutions, as well as any of the following, but only if they are held for investment and not held in accounts maintained by financial institutions: (i) stocks and securities issued by non-U.S. persons, (ii) financial instruments and contracts that have non-U.S. issuers or counterparties and (iii) interests in foreign entities. U.S. Holders are urged to consult their tax advisors regarding the application of this legislation to their ownership of Octave Shares.
Backup Withholding and Information Reporting
Information reporting requirements for a noncorporate U.S. Holder, on IRS Form 1099, will apply to:
•dividend payments or other taxable distributions made to such U.S. Holder within the United States, and
•the payment of proceeds to such U.S. Holder from the sale of Octave Shares effected at a U.S. office of a broker.
Additionally, backup withholding (currently at a 24% rate) may apply to such payments to a noncorporate U.S. Holder that:
•fails to provide an accurate taxpayer identification number,
•is notified by the IRS that such U.S. Holder has failed to report all interest and dividends required to be shown on such U.S. Holder’s federal income tax returns, or
•in certain circumstances, fails to comply with applicable certification requirements.
A person may obtain a refund of any amounts withheld under the backup withholding rules that exceed the person’s income tax liability by properly filing a refund claim with the IRS.
Non-U.S. Holders
For the purposes of this discussion, a “non-U.S. Holder” is a beneficial owner of Octave Shares that is not a U.S. person for U.S. federal income tax purposes.
Taxation of Dividends
Dividends paid to a non-U.S. Holder in respect of Octave Shares will not be subject to U.S. federal income tax unless the dividends are “effectively connected” with the non-U.S. Holder’s conduct of a trade or business within the Untied States, and, if required by an applicable income tax treaty as a condition for subjecting the non-U.S. Holder to U.S. taxation on a net income basis, the dividends are attributable to a permanent establishment that the non-U.S. Holder maintains in the United States. In such cases a non-U.S. Holder will be taxed in the same manner as a U.S. Holder. If a non-U.S. Holder is a corporate non-U.S. Holder, “effectively connected” dividends may, under certain circumstances, be subject to an additional “branch profits tax” at a 30% rate or at a lower rate if it is eligible for the benefits of an income tax treaty that provides for a lower rate.
Taxation of Capital Gains
A non-U.S. Holder will not be subject to U.S. federal income tax on gain recognized on the sale or other disposition of the non-U.S. Holder’s Octave Shares unless:
•the gain is “effectively connected” with the non-U.S. Holder’s conduct of a trade or business in the United States, and, if required by an applicable income tax treaty as a condition for subjecting the holder to U.S. taxation on a net income basis, the gain is attributable to a permanent establishment that the non-U.S. Holder maintains in the United States, or
•the non-U.S. Holder is an individual, is present in the United States for 183 or more days in the taxable year of the sale and certain other conditions exist.
If a non-U.S. Holder is a corporate non-U.S. Holder, “effectively connected” gains it recognizes may, under certain circumstances, be subject to an additional “branch profits tax” at a 30% rate or at a lower rate if it is eligible for the benefits of an income tax treaty that provides for a lower rate.
Backup Withholding and Information Reporting
A non-U.S. Holder is generally exempt from backup withholding and information reporting requirements with respect to dividend payments made to you outside the United States by us or another non-U.S. payor. You are also generally exempt from backup withholding and information reporting requirements in respect of dividend payments made within the United States and the payment of the proceeds from the sale of Octave Shares effected at a U.S. office of a broker, as long as either (i) you have furnished a valid IRS Form W-8 or other documentation upon which the payor or broker may rely to treat the payments as made to a non-U.S. person, or (ii) you otherwise establish an exemption.
Payment of the proceeds from the sale of Octave Shares effected at a foreign office of a broker generally will not be subject to information reporting or backup withholding. However, a sale effected at a foreign office of a broker could be subject to information reporting in the same manner as a sale within the United States (and in certain cases may be subject to backup withholding as well) if (i) the broker has certain connections to the United States, (ii) the proceeds or confirmation are sent to the United States or (iii) the sale has certain other specified connections with the United States.
You generally may obtain a refund of any amounts withheld under the backup withholding rules that exceed your income tax liability by filing a refund claim with the IRS.
THE U.S. FEDERAL INCOME TAX CONSIDERATIONS SUMMARIZED ABOVE ARE FOR GENERAL INFORMATION ONLY. EACH OCTAVE SHAREHOLDER SHOULD CONSULT HIS OR HER TAX ADVISOR AS TO THE PARTICULAR CONSEQUENCES THAT MAY APPLY TO SUCH SHAREHOLDER.

MATERIAL IRISH TAX CONSEQUENCES
The following is a high-level summary of the material Irish tax considerations applicable to the purchase, ownership and disposition of our shares.
The summary is based upon current Irish tax laws and the published practice of the Revenue Commissioners of Ireland (“Irish Revenue”) in effect on the date of this information statement, and correspondence with the Irish Revenue. Changes in law and/or administrative practice may result in a change in the Irish tax considerations described below, possibly with retrospective effect.
The summary does not constitute legal or tax advice and is intended only as a general guide. The summary is not exhaustive, and shareholders should consult their tax advisors about the Irish tax consequences (and tax consequences under the laws of other relevant jurisdictions) of the acquisition, ownership and disposal of our shares.
The summary applies only to certain categories of person and, in particular, may not apply to such persons as dealers in securities, trustees, insurance companies, collective investment schemes, persons who acquired their shares, or who are deemed to have acquired their shares, by virtue of an office or employment (performed or carried on to any extent in Ireland).
Under current Irish legislation, a company is regarded as resident for tax purposes in Ireland if it is incorporated in Ireland.
In accordance with a determination issued by the competent authority in Ireland, the Irish Revenue Commissioners, and the competent authority in the United Kingdom, HM Revenue & Customs, we were previously resident for tax purposes only in the United Kingdom. Following an application to HM Revenue & Customs, we received consent to cease to be tax resident in the United Kingdom and have since emigrated to Ireland. We are currently in the process of obtaining final confirmation from the Irish and UK competent authorities that the previous determination has been withdrawn and is no longer in force. Whilst we are currently resident for tax purposes only in Ireland, other jurisdictions may seek to assert taxing jurisdiction over us.
SHAREHOLDERS WHO ARE IN ANY DOUBT ABOUT THEIR TAX POSITION AND / OR MAY BE SUBJECT TO TAXATION IN ANY JURISDICTION OTHER THAN IRELAND ARE STRONGLY RECOMMENDED TO CONSULT AN APPROPRIATELY QUALIFIED INDEPENDENT PROFESSIONAL ADVISER.
Capital Gains Tax
The rate of tax on chargeable gains (where applicable) in Ireland is 33%.
Shareholders that are not resident or ordinarily resident in Ireland for Irish tax purposes and do not hold their shares in connection with a trade or business carried on by such shareholders through an Irish branch or agency will not be within the charge to Irish tax on chargeable gains on the receipt or any subsequent disposal of shares in the Company.
Stamp duty
The rate of stamp duty (where applicable) on transfers of shares of Irish incorporated companies (including Octave Class A Ordinary Shares and Octave Class B Ordinary Shares) is generally the greater of 1% of the price paid or the market value of the shares acquired.
Where Irish stamp duty arises, it is generally a liability of the transferee. However, in the case of a gift or transfer at less than fair market value, all parties to the transfer are jointly and severally liable.
The Company intends to enter into arrangements with DTC to allow Octave Class B Ordinary Shares to be settled through the facilities of DTC. The discussion below discusses separately the security holders who hold their Octave Shares through DTC and those who do not.

Shares Held Through DTC
A transfer of shares effected by means of the debit and credit of book-entry interests representing the shares through DTC is not generally subject to Irish stamp duty.
Shares Held Outside of DTC or Transferred Into or Out of DTC
A transfer of Octave Shares where any party to the transfer holds such shares outside of DTC may be subject to Irish stamp duty. In such circumstances, while the payment of Irish stamp duty is primarily a legal obligation of the transferee, when shares are purchased on Nasdaq New York, the purchaser will require the stamp duty to be borne by the transferor.
Holders of Octave Shares wishing to transfer their Octave Shares into (or out of) DTC may do so without giving rise to Irish stamp duty, provided that:
•there is no change in the beneficial ownership of such shares as a result of the transfer; and
•the transfer into (or out of) DTC is not effected in contemplation of a sale of such shares by a beneficial owner to a third party.
Due to the potential Irish stamp duty charge on transfers of Octave Shares held outside of DTC, it is strongly recommended that shareholders hold Octave Shares through DTC.
If a shareholder transfers Octave Shares outside of DTC, this will generally be subject to Irish stamp duty at a rate of 1% of market value or consideration paid, whichever is greater, and the transfer will not be registered until duly stamped.
A transfer of Octave SDRs may be subject to the 1% Irish stamp duty. However, Irish Revenue in the past have not sought to collect stamp duty on electronic transfers of similar securities through an electronic system such as the Nasdaq Stockholm system.
Withholding Tax on Dividends
Dividend Withholding Tax (“DWT”) at the standard rate of income tax (currently 25%) must be deducted from dividends paid by a company that is tax resident in Ireland unless the holders of the shares are entitled to an exemption and have submitted a properly completed declaration providing for exemption to the Company.
General Exemptions. Certain classes of non-Irish tax resident holders of our shares may also be entitled to claim exemption from DWT where they have submitted a properly completed declaration providing for exemption. Such holders would include:
•an individual shareholder (not being a company) who is neither resident nor ordinarily resident in Ireland and who is resident for tax purposes in a Relevant Territory (In this context, Relevant Territory means (i) a Member State of the European Union (other than Ireland) or (ii) a country with which Ireland has a tax treaty in force by virtue of section 826(1) of the Taxes Consolidation Act (“TCA”) or (iii) a country with which Ireland has a tax treaty that is signed and which will come into force once all the ratification procedures set out in section 826(1) TCA have been completed);
•a corporate shareholder which is not resident for tax purposes in Ireland and which is resident for tax purposes in a Relevant Territory provided that the body corporate is not under the control, whether directly or indirectly, of a person or persons who is or are resident in Ireland;
•a corporate shareholder which is not resident for tax purposes in Ireland and which is ultimately controlled, directly or indirectly, by persons resident in a Relevant Territory;
•a corporate shareholder which is not resident for tax purposes in Ireland and whose principal class of Offer Shares (or those of its 75% parent) is substantially and regularly traded on a recognised stock exchange either in a Relevant Territory, Ireland or on such other stock exchange approved by the Minister for Finance; or
•a corporate shareholder which is not resident for tax purposes in Ireland and is wholly-owned, directly or indirectly, by two or more companies where the principal class of shares of each of such companies is substantially and regularly traded on a recognised stock exchange in a Relevant Territory, Ireland or on such other stock exchange approved by the Minister for Finance;
and provided, in all cases noted above, the shareholder has furnished the relevant Irish Revenue Commissioners’ DWT forms (the “DWT Forms”) to:
•its broker (and the relevant information is further transmitted to us or any qualifying intermediary appointed by us) before the record date for the dividend if its shares are held through DTC; or
•our transfer agent at least seven business days before such record date if its shares are held outside of DTC.
Links to the various DWT Forms are available at: https://www.revenue.ie/en/companies-and-charities/dividend-withholding-tax/exemptions-for-non-residents.aspx. The information on, or accessible through, any such website is not part of this information statement and is not incorporated by reference herein.
For shareholders that cannot avail themselves of one of Ireland’s domestic law exemptions from DWT, it may be possible for such shareholders to rely on the provisions of a double tax treaty to which Ireland is party to reduce the rate of DWT.
Shares Held by U.S. Resident Shareholders. Dividends paid in respect of our ordinary shares that are owned by U.S. residents and held through DTC will not be subject to DWT provided the addresses of the beneficial owners of such shares in the records of the broker holding such shares are in the U.S. It is strongly recommended that such shareholders ensure that their information is properly recorded by their brokers (so that such brokers can further transmit the relevant information to a qualifying intermediary appointed by us).
Dividends paid in respect of our ordinary shares that are owned by residents of the U.S. and held outside of DTC will not be subject to DWT if such shareholders provide a completed W-9 form to Computershare, our transfer agent, to confirm their U.S. residence at least seven business days before the record date for the first dividend payment to which they are entitled. It is strongly recommended that such shareholders complete a W-9 form and provide it to our transfer agent as soon as possible after acquiring their shares.
If any shareholder that is resident in the U.S. receives a dividend from which DWT has been withheld, the shareholder may be entitled to apply for a refund of such DWT from the Irish Revenue Commissioners.
Shares Held by Residents of “Relevant Territories” Other than the U.S. Shareholders that are residents of “Relevant Territories,” other than the U.S. and regardless of when such shareholders acquired their shares, must satisfy the conditions of one of the exemptions referred to above under the heading “—General Exemptions,” including the requirement to furnish completed DWT Forms, in order to receive dividends without them being subject to DWT. If such shareholders hold their shares through DTC, they must provide the appropriate DWT Forms to their brokers (so that such brokers can further transmit the relevant information to a qualifying intermediary appointed by us) before the record date for the first dividend to which they are entitled. If such shareholders hold their shares outside of DTC, they must provide the appropriate DWT Forms to our transfer agent at least seven business days before such record date. It is strongly recommended that such shareholders complete the appropriate DWT Forms and provide them to their brokers or our transfer agent, Computershare, as the case may be, as soon as possible.
If any shareholder who is resident in a “Relevant Territory” receives a dividend from which DWT has been withheld, the shareholder may be entitled to a refund of DWT from the Irish Revenue Commissioners.
Shares Held by Residents of Ireland. Most Irish tax resident or ordinarily resident shareholders will be subject to DWT in respect of dividends paid on our ordinary shares.

Shareholders that are residents of Ireland, but are entitled to receive dividends without DWT, must complete the appropriate DWT Forms and provide them to their brokers (so that such brokers can further transmit the relevant information to a qualifying intermediary appointed by us) before the record date for the first dividend to which they are entitled (in the case of shares held through DTC), or to our transfer agent Computershare at least seven business days before such record date (in the case of shares held outside of DTC).
Qualifying Intermediary. Prior to paying any dividend, we will put in place an agreement with an entity that is recognized by the Irish Revenue Commissioners as a “qualifying intermediary,” which will provide for certain arrangements relating to distributions in respect of our ordinary shares that are held through DTC (the “Deposited Securities”). The agreement will provide that the qualifying intermediary shall distribute or otherwise make available to Cede & Co., as nominee for DTC, any cash dividend or other cash distribution with respect to the Deposited Securities after we deliver or cause to be delivered to the qualifying intermediary the cash to be distributed.
We will rely on information received directly or indirectly from our qualifying intermediary, brokers and our transfer agent in determining where shareholders reside, whether they have provided the required U.S. tax information and whether they have provided the required DWT Forms.
Shareholders that are required to file DWT Forms in order to receive dividends free of DWT should note that such forms are generally valid, subject to a change in circumstances, until December 31 of the fifth full year after the year of issue of the forms.
Capital Acquisitions Tax
Irish capital acquisitions tax (“CAT”) is comprised principally of gift tax and inheritance tax.
CAT could apply to a gift or inheritance of our shares irrespective of the place of residence, ordinary residence or domicile of the parties. This is because our shares are regarded as property situated in Ireland as our share register is held in Ireland. The person who receives the gift or inheritance has primary liability for CAT.
CAT is levied at a rate of 33% above certain tax‑free thresholds.
The appropriate tax‑free threshold is dependent upon (i) the relationship between the donor and the recipient; and (ii) the aggregation of the values of previous taxable gifts and inheritances received by the recipient from persons within the same category of relationship for CAT purposes. Gifts and inheritances passing between spouses of the same marriage or civil partners of the same civil partnership are exempt from CAT. Children have a tax-free threshold of €400,000 in respect of taxable gifts or inheritances received from their parents.
There is also a “small gift exemption” from CAT whereby the first €3,000 of the taxable value of all taxable gifts taken by a donee from any one donor, in each calendar year, is exempt from CAT and is also excluded from any future aggregation. This small gift exemption does not apply to an inheritance.
Shareholders should consult their own tax advisors as to whether CAT is creditable or deductible in computing any domestic tax liabilities.
The Irish tax considerations summarized above are for general information only. Holders of shares should consult with their tax advisors regarding the Irish tax consequences relating to the acquisition, ownership and disposal of shares.

MATERIAL SWEDISH TAX CONSEQUENCES
The following is a discussion of material Swedish income tax consequences of the distribution of Octave Class A Ordinary Shares, Octave Class B Ordinary Shares and Octave SDRs representing the Octave Class B Ordinary Shares to “Swedish Holders” (as defined below) of Hexagon Class A Shares or Hexagon Class B Shares. This summary is based on the Swedish Income Tax Act (Sw. inkomstskattelagen (1999:1229)), rulings and other administrative pronouncements issued by the Swedish Tax Agency (Sw. Skatteverket), and Swedish case law, all as in effect on the date of this information statement, and all of which are subject to differing interpretation and change at any time, possibly with retroactive effect. No assurance can be given that the Swedish Tax Agency would not assert, or that a court would not sustain, a position contrary to any of the tax consequences described below. This discussion applies to Swedish Holders of Hexagon Class A Shares or Hexagon Class B Shares, who hold such shares as capital assets within the meaning of the Swedish Income Tax Act. This discussion is based upon the assumption that the Distribution, together with certain related transactions, will be consummated in accordance with the Distribution Agreement and the other transaction agreements described in this information statement.
This summary is for general information only and is not tax advice. It does not discuss all aspects of Swedish income taxation that may be relevant to particular holders in light of their particular circumstances or to holders subject to special rules under the Swedish Income Tax Act. Furthermore, this summary does not cover all potential tax consequences in relation to the Lex-ASEA distribution and the future tax treatment of Octave Class A Ordinary Shares, Octave Class B Ordinary Shares or Octave SDRs representing the Octave Class B Ordinary Shares. More specifically, it does not cover: shares or SDRs that are held by a partnership or that are held as current assets in a business; taxation of dividends and capital gains on shares or SDRs which are held by other investors than Swedish individuals or Swedish limited liability companies; tax impacts following the participation exemption regime (Sw. näringsbetingade andelar) including potential investor deductions; tax consequences on foreign companies taxable in Sweden due to a permanent establishment; or tax consequences on shares or SDRs that are held in an endowment insurance (Sw. kapitalförsäkring) or an investment savings account (Sw. investeringssparkonto) that are applicable for private individuals. This discussion does not address any tax considerations other than those pertaining to the Swedish income tax.
The Distribution may be taxable under such other tax laws, and all holders should consult their own tax advisors with respect to the applicability and effect of any such tax laws.
For purposes of this discussion, a “Swedish Holder” is any beneficial owner of Hexagon Class A Shares or Hexagon Class B Shares that is, for Swedish income tax purposes:
•an individual who is a resident of Sweden for tax purposes; or
•an entity organized under the laws of Sweden.
Hexagon has received a written confirmation from the Swedish Tax Agency regarding the qualification of the Distribution, together with certain related transactions, as a transaction that is generally tax exempt for Swedish income tax purposes under the Lex-ASEA rule, as discussed below. Although a written confirmation from the Swedish Tax Agency is not legally binding, it is generally upheld by the Swedish Tax Agency provided that all the stated facts and circumstances apply at the time of the distribution.
The written confirmation will be based and will rely on, among other things, certain facts and assumptions, as well as certain representations, statements, and undertakings of Hexagon, Octave and other companies in the Hexagon group, where relevant (including those relating to the aforementioned companies’ past and future conduct). If any of these representations, statements, or undertakings are, or become, inaccurate or incomplete, or if Hexagon or Octave breach any of their respective covenants in any agreement entered into in connection with the Distribution, the Swedish Tax Agency could argue that the written confirmation is invalid, and the conclusions reached therein could be jeopardized.
Thus, the Swedish Tax Agency could assert that the distribution does not qualify as tax exempt under the Lex-ASEA rule. If the Swedish Tax Agency were successful in taking this position, Hexagon shareholders could be subject to significant Swedish income tax liability as discussed below.

Material Swedish Income Tax Consequences to Swedish Holders if the Distribution Qualifies as a Transaction that is Tax Exempt Under the Lex-ASEA Rule
Hexagon currently believes that the distribution of shares and SDRs to Swedish Holders of Hexagon is tax exempt. This exemption is conditioned on the following requirements:
•the dividend distribution is made by a parent company which is a Swedish limited liability company or by a non-Swedish corporation, which is similar to a Swedish limited liability company, provided that the non-Swedish corporation is located within the European Economic Area (“EEA”) or in a state with which Sweden has entered into a tax treaty that includes an exchange of information clause;
•the dividend is made in proportion to the shares held in the parent company;
•the shares in the parent company are listed/publicly traded;
•the parent company distributes all its shares in the subsidiary;
•no other company belonging to the same group as the parent company may hold any shares in the distributed subsidiary after the distribution;
•the subsidiary’s business activities, directly or indirectly, primarily consist of a business (pure shareholding activities are not covered by this term), or direct and indirect holding of shares in companies which predominantly conduct business, and in which the subsidiary owns shares which on an aggregate represent more than 50% of the votes. The concept of “predominantly” is to be understood as “to at least 75%”;
•the subsidiary is a Swedish limited liability company or a foreign corporation. The latter means that it must be a foreign legal person and either be subject to taxation that is similar to the taxation of a Swedish limited liability company, or be tax resident and subject to income tax in a state with which Sweden has entered into a tax treaty that is not limited to certain income. The corporation must be covered by the treaty and be considered a resident of the other state; and
•the provisions in Section 42, Paragraph 16 b of the Swedish Income Tax Act regarding exemption from immediate taxation upon partial demerger are not applicable.
Assuming the Distribution, together with certain related transactions, qualifies as a transaction that is generally tax exempt for Swedish income tax purposes the Swedish income tax consequences of the distribution generally are as follows:
▪no gain or loss will be recognized by, and no amount will be includible in the income of Hexagon as a result of the Distribution, other than gain or income arising in connection with certain internal restructurings completed in connection with the Distribution;
▪no gain or loss will be recognized by (and no amount will be included in the income of) Swedish holders of Hexagon Class A Shares or Hexagon Class B Shares upon the receipt of Octave Class A Ordinary Shares, Octave Class B Ordinary Shares or Octave SDRs representing the Octave Class B Ordinary Shares in the distribution, except with respect to any cash received in lieu of fractional shares of Octave Class A Ordinary Shares, Octave Class B Ordinary Shares or Octave SDRs representing the Octave Class B Ordinary Shares (as described below); and
▪the aggregate tax basis of the Hexagon Class A Shares and Hexagon Class B Shares and Octave Class A Ordinary Shares and Octave Class B Ordinary Shares and Octave SDRs representing the Octave Class B Ordinary Shares received in the distribution (including any fractional share interest in Octave Class A Ordinary Shares or Octave Class B Ordinary Shares or Octave SDRs representing the Octave Class B Ordinary Shares for which cash is received) in the hands of each Swedish holder of Hexagon Class A Shares or Hexagon Class B Shares immediately after the Distribution will equal the aggregate basis of Hexagon Class A Shares or Hexagon Class B Shares held by the Swedish holder immediately before the distribution, allocated between the Hexagon Class A Shares or Hexagon Class B Shares and the Octave

Class A Ordinary Shares or the Octave Class B Ordinary Shares or Octave SDRs representing the Octave Class B Ordinary Shares (including any fractional share interest in such Octave Class A Ordinary Shares or Octave Class B Ordinary Shares or Octave SDRs representing the Octave Class B Ordinary Shares for which cash is received) in proportion to the relative fair market value of each on the Distribution Date.
Octave intends to apply for general advice from the Swedish Tax Agency concerning how the acquisition cost for the distributed Octave Class A Ordinary Shares, Octave Class B Ordinary Shares and Octave SDRs representing the Octave Class B Ordinary Shares should be calculated.
Cash Compensation Received in Lieu of Fractional Shares or SDRs
If a Swedish holder of Hexagon Class A Shares or Hexagon Class B Shares is entitled to receive a fraction of an Octave Class A Ordinary Share or Octave Class B Ordinary Share, Computershare, in its capacity as transfer and distribution agent, will aggregate such fractional shares into whole shares and then sell the whole shares on Nasdaq New York. SEB, in its capacity as Octave SDR depositary, will aggregate fractional Octave SDRs into whole Octave SDRs and sell the whole Octave SDRs on Nasdaq Stockholm. In each case, the whole Octave Shares and Octave SDRs will be sold at prevailing rates and Computershare and SEB, as applicable, will distribute the net cash proceeds pro rata to each holder who would otherwise have been entitled to fractional shares or SDRs in the Distribution. Cash compensation received in lieu of fractional Octave Class B Ordinary Shares or Octave SDRs is taxable as capital income for individuals and as income from business operations for limited liability companies.
Material Swedish Income Tax Consequences to Swedish Holders if the Distribution is Taxable
As discussed above, the Swedish Tax Agency could assert that the Distribution does not qualify for tax-free treatment for Swedish income tax purposes. If the Swedish Tax Agency were successful in taking this position, the consequences described above with respect to Swedish Holders would not apply, and Swedish Holders could be subject to significant Swedish income tax liability as discussed below. If the distribution of shares and Octave SDRs fails to meet the above conditions, shareholders receiving the dividend should be subject to taxation.
The Distribution
Individuals
As described above, the Distribution is expected to be classified as a tax neutral Lex-ASEA distribution. If the Distribution, however, is taxable, individuals would be subject to tax on the receipt of capital income, which generally includes dividends and capital gains, at a 30% tax rate.
Limited Liability Companies
As described above, the Distribution is expected to be classified as a tax neutral Lex-ASEA distribution. If the Distribution, however, is taxable, all income, including taxable capital gains and dividends, would generally be taxed as income from business operations at the corporate income tax rate in effect at the time of the Distribution. In May 2025, the Swedish Government announced a proposal to reduce the corporate income tax rate from 20.6% to 20.0%, effective from January 1, 2026.
Preliminary Tax Withholding Applicable to Swedish Individuals
There is, as a general rule, an obligation to withhold preliminary taxes on dividend distributions that are subject to tax under Swedish domestic law. A payment on a share or an SDR is considered a dividend distribution. The obligation to withhold preliminary taxes on a distribution is imposed on the entity that is making the payment.
Taxes shall be withheld on distributions to individuals. However, the rules do not apply to distributions to legal persons such as corporations and partnerships, or where the receiver of the funds is a limited taxable person (non-resident) in Sweden, the income is exempt from tax according to a double tax treaty, or the distributing entity is a foreign company with a bank business or securities business without a permanent establishment in Sweden.

The general rule is to withhold preliminary taxes on distributed funds at 30%. However, withholding preliminary taxes on foreign securities, including SDRs, shall be made at an amount that combined with any foreign taxes equals 30%.
The entity obliged to withhold preliminary taxes on a distribution is also required to submit statements of income and expenses (Sw. kontrolluppgifter) concerning the recipient of the payment to the Swedish Tax Agency.
Tax Consequences Following the Distribution
Individuals
Taxation of Dividends on received Octave Class B Ordinary Shares or Octave SDRs representing the Octave Class B Ordinary Shares
Dividends to individuals on publicly-listed shares or SDRs, which the Octave Class B Ordinary Shares and Octave SDRs representing the Octave Class B Ordinary Shares will be, are taxed as capital income at a 30% tax rate.
Taxation of Capital Gains and Capital Losses upon Divestment by Swedish holders of Octave Class B Ordinary Shares or Octave SDRs representing the Octave Class B Ordinary Shares
Divestments of publicly-listed shares, including SDRs, may trigger a capital gain or a capital loss. Capital gains are subject to Swedish income tax at a 30% tax rate. The capital gain or capital loss is calculated as the difference between the remuneration, after deduction of expenses relating to the divestment, and the acquisition cost. The acquisition cost for shares or SDRs of the same sort and type is calculated by the application of the average method. The acquisition cost for the Octave Class B Ordinary Shares or Octave SDRs representing the Octave Class B Ordinary Shares received through the dividend from Hexagon will be calculated in accordance with the general advice that will be received from the Swedish Tax Agency. Information about the general advice will be published on the websites of Hexagon, Octave and the Swedish Tax Agency as soon as possible.
By divestment of publicly-listed shares or SDRs, the so-called standard method could potentially be applied to calculate the acquisition cost, whereby the acquisition cost amounts to 20% of the remuneration received from the divestment after deduction of expenses relating to the divestment.
Capital losses on publicly-listed shares and SDRs are generally tax deductible against taxable capital gains on both listed and not listed shares as well as from other publicly-traded securities that are divested during the same fiscal year. Note that this does not apply on participations in investment funds and special funds that only comprise Swedish receivables, i.e., interest funds.
Capital losses that are not possible to be deducted following the above will be deducted up to 70% against other capital income. If that will result in a deficit, a tax deduction against municipal and public income tax and against property tax and municipal property fee is available. Tax deduction will be allowed by 30% of the part of the deficit not exceeding SEK 100,000 and by 21% of the remaining part of the deficit. The deficit cannot be carried forward for tax purposes.
Limited Liability Companies
Taxation of Dividends on and Capital Gains and Capital Losses following Divestment of Octave Class A Ordinary Shares, Octave Class B Ordinary Shares or Octave SDRs representing the Octave Class B Ordinary Shares
For limited liability companies, all income, including taxable capital gains and dividends, is generally taxed as income from business operations at the current corporate income tax rate. Capital gains and capital losses are calculated in accordance with the rules applicable for individuals as described above. Tax deductible capital losses on shares or SDRs and other securities may only be deducted against taxable capital gains on such shares or SDRs and securities. Such capital losses could also, under certain conditions, be deducted against capital gains incurred in other companies within the same group, if the companies can exchange group contributions for Swedish tax purposes. A capital loss that cannot be utilized during a certain fiscal year can be carried forward and be deducted against taxable capital gain on shares and other securities following fiscal years.
Material Swedish Income Tax Consequences to other Swedish Associations
The taxation of associations other than Swedish limited liability companies depends on, inter alia, the legal and tax characteristics of the association from a Swedish perspective. Depending on such circumstances, such associations could be exempt from income tax or covered by the rules governing Swedish limited liability companies. Consideration should be given to the specific legal features of the recipient when determining the tax implications associated with the distribution.
THE FOREGOING DISCUSSION IS A SUMMARY OF MATERIAL SWEDISH INCOME TAX CONSEQUENCES OF THE DISTRIBUTION UNDER CURRENT LAW AND IS FOR GENERAL INFORMATION ONLY. ALL HOLDERS SHOULD CONSULT THEIR OWN TAX ADVISORS AS TO THE PARTICULAR TAX CONSEQUENCES OF THE DISTRIBUTION TO THEM, INCLUDING THE APPLICATION AND EFFECT OF U.S. FEDERAL, STATE, LOCAL, AND FOREIGN TAX LAWS.

DESCRIPTION OF MATERIAL INDEBTEDNESS
Proposed Revolving Credit Facility and Term Loan Facility
In connection with the Distribution, on March 17, 2026, Octave entered into a commitment letter (the “Commitment Letter”) providing for a senior unsecured credit facility consisting of (a) a five-year senior unsecured revolving credit facility in an aggregate principal amount of up to $500 million (the “Proposed Revolving Credit Facility”) and (b) a four-year senior unsecured term loan facility consisting of (i) a U.S. dollar denominated term loan in an amount of up to $350 million (the “Proposed Dollar Tranche Term Loan”) and (ii) a Euro denominated term loan in an amount of up to €150 million (the “Proposed Euro Tranche Term Loan”, together with the Proposed Dollar Tranche Term Loan, the “Proposed Term Loan Facility” and, together with the Proposed Revolving Credit Facility, the “Proposed Facilities”). As contemplated by the Commitment Letter, Octave would be permitted to incur up to $250 million of additional incremental commitments under the Proposed Facilities, subject to customary conditions and lender participation.
The proceeds of borrowings under the Proposed Revolving Credit Facility may be used for working capital and other general corporate purposes of Octave and its subsidiaries, while the proceeds of the Proposed Term Loan Facility may be used by Octave in connection with the Distribution and for other general corporate purposes of Octave and its subsidiaries, including to pay related transaction costs. Upon completion of the Distribution, Octave expects the revolving credit facility to be undrawn and the term loan facility to be fully drawn, which proceeds will be used to make a cash payment to Hexagon.
Borrowings under the Proposed Facilities would bear interest, at Octave’s option, at variable rates based on Term SOFR or ABR, EURIBOR or Daily Simple SONIA, in each case plus an applicable margin. The applicable margin would vary based on Octave’s consolidated leverage ratio.
Under the Commitment Letter for the Proposed Facilities, Octave would be required to maintain a maximum consolidated leverage ratio under the Proposed Facilities of no more than 3.50 to 1.00. Octave would be permitted to elect to increase the maximum permitted consolidated leverage ratio to 4.00 to 1.00 for the fiscal quarter during which a material acquisition occurs and for the following three fiscal quarters.
The Proposed Facilities contemplated by the Commitment Letter are expected to include representations and warranties, events of default and affirmative and negative covenants that are customary for similar financings, including, among other things and subject to certain significant exceptions, limitations on liens, indebtedness, mergers and asset sales, as well as customary reporting and compliance obligations.
The terms, availability and funding of the Proposed Facilities is subject to change as the Commitment Letter obligates the financial institutions party thereto to use commercially reasonable efforts to syndicate the Proposed Facilities on the terms summarized above, which Octave expects to occur before effectiveness of the registration statement of which this information statement forms a part.

DESCRIPTION OF OUR SHARE CAPITAL
Our memorandum and articles of association will be amended and restated in connection with the Distribution. The rights and restrictions to which our shares will be subject will be prescribed by our memorandum and articles of association. This section summarizes the material terms of our share capital, including certain provisions that will be contained in our memorandum and articles of association and applicable Irish law. Our Articles are included as an exhibit to the registration statement of which this information statement forms a part. The summaries and descriptions below do not purport to be complete statements of the relevant provisions of our Articles or of the relevant applicable Irish law, including the Irish Companies Act. This section is qualified in its entirety by reference to our Articles and the Irish Companies Act.
Legal Name; Formation; Fiscal Year; Registered Office
The legal name of Octave is Octave Intelligence plc. Octave was incorporated in Ireland on July 5, 2017 as a private limited company, and was re-registered as a public limited company on February 26, 2026. Octave’s fiscal year ends on December 31. Octave’s registered office address is 10 Earlsfort Terrace, Dublin 2, D02 T380, Ireland.
Share Capital
The authorized share capital of Octave will be $100,000,000 and €25,000, divided into 4,500,000,000  Octave Class A Ordinary Shares of $0.01 each, 4,500,000,000 Octave Class B Ordinary Shares of $0.01                each, 1,000,000,000 preferred shares of $0.01 each and 25,000 deferred shares of €1.00 each. The Octave Class A Ordinary Shares and Octave Class B Ordinary Shares rank pari passu in all respects save for voting rights and conversion rights. For additional information on voting rights, see “—Voting” below. Each Octave Class A Ordinary Share may be converted into or exchanged for one Octave Class B Ordinary Share at the option of the holder of the Octave Class A Ordinary Share. The 25,000 deferred shares with a nominal value of €1.00 per share are included in the authorized share capital in order to satisfy minimum statutory requirements for Irish public limited companies. These deferred shares will carry no voting or dividend rights (unless the deferred shares are the only class of share in issue). All outstanding deferred shares will be acquired and cancelled by Octave for no consideration contemporaneously with the Distribution being effected.
Based on the number of Hexagon Shares outstanding and the number of treasury shares held by Hexagon as of the date of this information statement, and the distribution ratio whereby every ten (10) shares in Hexagon entitle to one (1) share of the corresponding share class in Octave, Octave will have an issued share capital of 11,025,000 Octave Class A Ordinary Shares and 257,412,788 Octave Class B Ordinary Shares immediately after the Distribution.
Octave may issue shares subject to the maximum authorized share capital contained in our Articles. The authorized share capital may be increased or reduced by a resolution approved by a simple majority of the votes cast by shareholders at a general meeting, in person or by proxy (referred to under Irish law as an “ordinary resolution”). The shares comprising the authorized share capital of Octave may be divided into shares of such nominal value as the resolution shall prescribe.
As a matter of Irish law, the directors of a company (or a duly authorized committee thereof) may cause the company to issue new shares without shareholder approval once authorized to do so by the articles of association of the company or by an ordinary resolution adopted by the shareholders at a general meeting. The authority conferred can be granted for a maximum period of five years, at which point it must be renewed by the shareholders of the company by an ordinary resolution. However, our Articles will permit such authority to be conferred, in respect of the issue of Octave Class B Ordinary Shares, until the date of the next-following annual general meeting.
The rights and restrictions to which Octave Shares will be subject will be prescribed in our Articles. Our Articles will permit our Board of Directors, without shareholder approval, to determine the terms of preferred shares issued by Octave. Preferred shares may, among other things, be preferred as to dividends, rights on a winding up or voting in such manner as the directors of Octave may resolve, except that the holders of any series of preferred shares will not be entitled to exercise more than one vote per preferred share without the consent of the majority of the holders of the Octave Class A Ordinary Shares. The preferred shares may also be redeemable at the option of the holder of the preferred shares or at the option of Octave and may be convertible into or exchangeable for shares of any other class or classes of Octave, depending on the terms of such preferred shares and provided that preferred shares may not be convertible into or exchangeable for Octave Class A Ordinary Shares without the consent of the majority of the holders of Octave Class A Ordinary Shares. The issuance of preferred shares is subject to applicable law, including as appropriate the Irish Takeover Rules and the Swedish Takeover Rules.
Irish law does not recognize fractional shares held of record. Accordingly, our Articles will not provide for the issuance of fractional Octave Shares, and the official Irish share register of Octave will not reflect any fractional shares.
Pre-emption Rights and Share Options
Under Irish law certain statutory pre-emption rights apply automatically in favor of shareholders where shares are to be issued for cash. However, Octave will opt out of these pre-emption rights in our Articles as permitted under Irish company law until the date of the next-following annual general meeting, being the 2027 annual general meeting. Irish law requires this opt-out to be renewed at least every five years by a resolution approved by not less than 75% of the votes cast by shareholders at a general meeting, in person or by proxy (referred to under Irish law as a “special resolution”). If the opt-out is not renewed, shares issued for cash must be offered to existing Octave shareholders on a pro rata basis to their existing shareholding before the shares can be issued to any new shareholders. The statutory pre-emption rights do not apply where shares are issued for non-cash consideration (such as in a share-for-share acquisition) and do not apply to the issue of non-equity shares (that is, shares that have the right to participate only up to a specified amount in any income or capital distribution) or where shares are issued pursuant to an employee option or similar equity compensation plan.
Our Articles will provide that, subject to any shareholder approval requirement under any laws, regulations or the rules of any stock exchange to which Octave is subject, our Board of Directors will be authorized, from time to time, in its discretion, to grant such persons, for such periods and upon such terms as our Board of Directors deems advisable, options to purchase such number of shares of any class or classes or of any series of any class as our Board of Directors may deem advisable, and to cause appropriate instruments evidencing such options to be issued. The Irish Companies Act provides that directors may issue share options without shareholder approval once authorized to do so by the articles of association or an ordinary resolution of shareholders. Our Board of Directors may issue shares upon exercise of options without shareholder approval or authorization (up to the relevant authorized share capital limit).
Dividends
Under Irish law, dividends and distributions may only be made from distributable reserves. Distributable reserves, broadly, means our accumulated realized profits less our accumulated realized losses and includes reserves created by way of capital reduction. In addition, no distribution or dividend may be made unless our net assets are equal to, or in excess of, the aggregate of our called-up share capital plus undistributable reserves and the distribution or dividend does not reduce our net assets below such aggregate. Undistributable reserves include the share premium account, the nominal value of shares acquired by us, any capital redemption reserve fund, the amount by which our accumulated unrealized profits, so far as not previously utilized by any capitalization, exceed our accumulated unrealized losses, so far as not previously written off in a reduction or reorganization of capital and any other reserve which we are prohibited from distributing.
The determination as to whether or not we have sufficient distributable reserves to fund a dividend must be made by reference to our “relevant financial statements.” The “relevant financial statements” will be either the last set of unconsolidated annual audited financial statements laid before a general meeting of shareholders or other financial statements properly prepared in accordance with the Irish Companies Act; that is initial financial statements or interim financial statements, which give a “true and fair view” of Octave’s unconsolidated financial position and accord with accepted accounting practice. The relevant financial statements must be filed in the Companies Registration Office of Ireland (the official public registry for companies in Ireland).
Immediately following the Distribution, Octave will not have any distributable reserves. Octave will therefore not have the ability to pay dividends (or make other forms of distributions) immediately following the Distribution until it creates distributable reserves by way of a reduction of our capital (see “—Reduction of Share Capital” below) or as a result of the profitable operations of its business. For information about Octave’s intention to create distributable reserves, see “The Separation and the Distribution—Dividend Policy.”
Following the Distribution, we expect to capitalize the reserves created pursuant to the Distribution and implement a court-approved reduction of that capital in order to create distributable reserves to support the payment of possible future dividends or future share repurchases. Hexagon, as the current pre-Distribution shareholder of Octave, has passed a resolution that would (subject to the approval of the High Court of Ireland) create distributable reserves following the Distribution by converting to distributable reserves an amount equal to the value of all of our share premium. To complete this process, we will seek the approval of the High Court of Ireland, which is required for the creation of distributable reserves to be effective, as soon as practicable following the Distribution. The approval of the High Court of Ireland is expected to be obtained within approximately two months of the consummation of the Distribution, but is dependent on a number of factors, such as the caseload of the High Court of Ireland at the time of our initial application, and court vacations.
Until the approval of the High Court of Ireland is obtained or distributable reserves are created as a result of the profitable operation of our business, we will not have sufficient distributable reserves to make distributions by way of dividends, share repurchases or otherwise. Although we are not aware of any reason why the High Court of Ireland would not approve the creation of distributable reserves, there is no guarantee that we will obtain such approval.
The mechanism as to who declares a dividend and when a dividend shall become payable is governed by our Articles, which authorize the directors to declare such dividends as appear justified from our profits without the approval of the shareholders at a general meeting. Our Board of Directors may also recommend a dividend to be approved and declared by shareholders at a general meeting. Although the shareholders may direct, upon the recommendation of our directors, that the payment of a dividend declared at a general meeting be made by distribution of assets, shares or cash, no dividend issued may exceed the amount recommended by the directors. The directors may also direct payment or satisfaction of any dividend or other distribution wholly or in part by the distribution of assets.
The directors of Octave are also entitled to issue shares with preferred rights to participate in dividends declared by Octave. The holders of such preferred shares may, depending on their terms, be entitled to claim arrears of a declared dividend out of subsequently declared dividends in priority to holders of Octave Class A Ordinary Shares or Octave Class B Ordinary Shares.
For information about the Irish tax issues relating to dividend payments, see “Material Irish Tax Consequences.”
Share Repurchases, Redemptions and Conversions
Overview
Our Articles will provide that any shares which Octave has agreed to acquire shall be deemed to be a redeemable share, unless our Board of Directors resolves otherwise. Accordingly, for Irish company law purposes, the repurchase of shares by Octave will technically be effected as a redemption of those shares as described below under “—Repurchases and Redemptions by Octave.” If our Articles did not contain such provision, all repurchases by Octave would be subject to many of the same rules that apply to purchases of Octave shares by subsidiaries described below under “—Purchases by Subsidiaries of Octave shares” including the shareholder approval requirements described below and the requirement that any on-market purchases be effected on a “recognized stock exchange.” Neither Irish law nor any constituent document of Octave places limitations on the right of non-resident or foreign owners to vote or hold Octave shares. Except where otherwise noted, references elsewhere in this information statement to repurchasing or buying back Octave shares refer to the redemption of shares by Octave or the purchase of Octave shares by a subsidiary of Octave, in each case in accordance with our Articles and Irish company law as described below.

Repurchases and Redemptions by Octave
Under Irish law, a company may issue redeemable shares and redeem them out of distributable reserves or the proceeds of a fresh issue of shares for that purpose. Octave will not have any distributable reserves immediately following the Distribution. However, we intend to take steps to create such distributable reserves. Please also see “—Dividends” and “Risk Factors.” Octave may only issue redeemable shares if the nominal value of the issued share capital that is not redeemable is not less than 10% of the nominal value of the total issued share capital of Octave. All redeemable shares must also be fully paid and the terms of redemption of the shares must provide for payment on redemption. Redeemable shares may, upon redemption, be cancelled or held in treasury. Shareholder approval will not be required to redeem Octave shares pursuant to our Articles.
Octave may also be given an additional general authority by its shareholders to purchase its own shares on-market, which would take effect on the same terms and be subject to the same conditions as applicable to purchases by Octave’s subsidiaries as described below.
Our Board of Directors will also be entitled to issue preferred shares, which may be redeemed at the option of either Octave or the shareholder, depending on the terms of such preferred shares. For additional information on preferred shares, see “—Share Capital” above.
Repurchased and redeemed shares may be cancelled or held as treasury shares. The nominal value of treasury shares held by us or a subsidiary of ours at any time must not exceed 10% of our company capital (consisting of the aggregate of the nominal value and share premium in respect of the allotment of our shares together with certain elements of our undenominated capital arising on the acquisition of shares by us). While we or a subsidiary of ours hold shares as treasury shares, we or such subsidiary may not exercise any voting rights in respect of those shares. We may cancel or re-issue treasury shares subject to certain conditions.
Purchases by Subsidiaries of Octave shares
Under Irish law, an Irish or non-Irish subsidiary may purchase Octave shares either as overseas market purchases or off-market purchases. For a subsidiary of Octave to make overseas market purchases of Octave shares, the Octave shareholders must provide general authorization for such purchase by way of ordinary resolution. However, as long as this general authority has been granted, no specific shareholder authority for a particular overseas market purchase by a subsidiary of Octave shares is required. For an off-market purchase by a subsidiary of Octave, the proposed purchase contract must be authorized by special resolution of the shareholders before the contract is entered into. The person whose Octave shares are to be bought back cannot vote in favor of the special resolution and, from the date of the notice of the meeting at which the resolution approving the contract is to be proposed, the purchase contract must be on display or must be available for inspection by shareholders at our registered office.
In order for a subsidiary of Octave to make an overseas market purchase of Octave shares, such shares must be purchased on a “securities market” (as defined in the Irish Companies Act) which has been recognized for the purposes of the Irish Companies Act. Nasdaq New York, on which we expect Octave Class B Ordinary Shares will be listed following the Distribution, is a recognized securities market for this purpose.
The number of Octave shares acquired and held by the subsidiaries of Octave at any time will count as treasury shares and will be included in any calculation of the permitted treasury share threshold of 10% of our company capital. While a subsidiary holds Octave shares, it cannot exercise any voting rights in respect of those shares. The acquisition of Octave shares by a subsidiary must be funded out of distributable reserves of the subsidiary.
Bonus Shares
Under our Articles, the Board of Directors may resolve to capitalize any amount credited to our undenominated capital, any profits available for distribution, any unrealized revaluation reserves, any merger reserve or any other capital reserve of Octave for issuance and distribution to shareholders as fully paid-up bonus shares on the same basis of entitlement as would apply in respect of a dividend distribution (and in the same proportions). Our Articles will also provide that bonus shares allotted and issued to shareholders shall be of the same class as shares already held by that shareholder (and in the same proportions).
Liens on Shares, Calls on Shares and Forfeiture of Shares
Our Articles will provide that Octave will have a first and paramount lien on every share that is not a fully paid up share for all moneys payable, whether presently due or not in respect of such Octave shares. Such lien will extend to all dividends payable on the relevant share. Subject to the terms of their allotment, directors may call for any unpaid amounts in respect of any Octave shares to be paid, and if payment is not made, the shares may be forfeited and ultimately sold. These provisions are standard inclusions in the articles of association of an Irish public limited company such as Octave.
Consolidation and Division; Subdivision
Our Articles will provide that Octave may, by ordinary resolution, consolidate and divide all or any of its share capital into shares of larger nominal value than its existing shares or subdivide its shares into smaller amounts than is fixed by our Articles.
Reduction of Share Capital
Octave may, by ordinary resolution, reduce its authorized share capital in any way. Octave also may, by special resolution and subject to confirmation by the Irish High Court, reduce or cancel its issued share capital (which includes share premium) in any manner permitted by the Irish Companies Act.
Annual General Meetings of Shareholders
Octave will be required to hold an annual general meeting each calendar year no more than nine months after our fiscal year end. Annual general meetings must be held at intervals of no more than 15 months. Our Articles will provide that the Octave directors may convene general meetings of the shareholders at any place they so designate including by way of virtual general meeting. It is expected that Octave’s first annual general meeting as a public company will occur in 2027.
The notice of the general meeting must state the time, date and place of the meeting and the general nature of the business to be dealt with and must be given to all Octave shareholders and to the auditors of Octave. Under Irish law, an annual general meeting must be called by at least 21 clear days’ notice in writing. The notice period can be shortened, but only with the consent of the auditors of Octave and all of the shareholders entitled to attend and vote at such meeting. A meeting other than the annual general meeting must be called by not less than 21 days’ notice in writing to approve a special resolution and 14 days’ notice in writing for any other extraordinary general meeting, but this notice period also can be shortened if the consent of the auditors and all of the shareholders entitled to attend and vote at such meeting is obtained.
The only matters which must, as a matter of Irish company law, be transacted at an annual general meeting are the consideration of the statutory financial statements (including the balance sheet and reports of the directors and auditors), the appointment of auditors, the fixing of the auditor’s remuneration (or delegation of same) and review by the members of the affairs of Octave. If no resolution is made in respect of the reappointment of an existing auditor at an annual general meeting, the existing auditor will be deemed to have continued in office.
Extraordinary General Meetings of Shareholders
Extraordinary general meetings of Octave may be convened: (i) by our Board of Directors; (ii) on requisition of the shareholders holding not less than 10% of the paid-up share capital of Octave carrying voting rights; or (iii) on requisition of Octave’s auditors in certain circumstances in accordance with the Irish Companies Act. Extraordinary general meetings are generally held for the purposes of approving shareholder resolutions as may be required from time to time. At any extraordinary general meeting only such business shall be conducted as is set forth in the notice thereof.

Notice of an extraordinary general meeting must be given to all shareholders and to our statutory auditors, directors and company secretary. An extraordinary general meeting for the purpose of considering a special resolution must be convened on not less than 21 clear days’ notice. Any other extraordinary meeting must also be called by not less than 21 clear days’ notice, except that it may be called by 14 clear days’ notice where (i) all holders who hold shares that carry rights to vote at the general meeting are permitted to vote by electronic means either before and/or at the general meeting, and (ii) a special resolution reducing the period of notice to 14 clear days has been passed at the immediately preceding annual general meeting, or at a general meeting held since that meeting.
In the case of an extraordinary general meeting convened by Octave shareholders, the proposed purpose of the meeting must be set out in the requisition notice. Upon receipt of any such valid requisition notice, our Board of Directors has 21 days to convene a meeting of Octave shareholders to vote on the matters set out in the requisition notice. This meeting must be held within two months of the receipt of the requisition notice. If our Board of Directors does not convene the meeting within such 21-day period, the requisitioning shareholders, or any of them representing more than one half of the total voting rights of all of them, may themselves convene a meeting, which meeting must be held within three months of Octave’s receipt of the requisition notice.
If our Board of Directors becomes aware that the net assets of Octave are not greater than half of the amount of Octave’s called-up share capital, the directors of Octave must convene an extraordinary general meeting of Octave shareholders not later than 28 days from the date that they learn of this fact to consider how to address the situation.
Voting
Our Articles will provide that all resolutions to be voted on at a general meeting of shareholders shall be decided on a poll. The chairperson of the meeting may determine the manner in which the poll is to be taken and he or she may appoint scrutineers (who need not be shareholders) and fix a time and place for declaring the result of the poll.
Pursuant to our Articles, where a vote is decided on a poll, each shareholder of record present in person or by proxy is entitled to ten votes for each Octave Class A Ordinary Share that he or she holds and one vote for each Octave Class B Ordinary Share that he or she holds. Voting rights may be exercised by holders of record registered in our share register as of the record date for the meeting or by a duly appointed proxy, which proxy need not be a shareholder. Where shares are beneficially owned, meaning that they are held by a bank, broker or other nominee, such bank, broker or other nominee may exercise the rights of the beneficial owners on their behalf as their proxy. All proxies must be appointed in the manner prescribed by our Articles, which permit shareholders to notify us of their proxy appointments electronically in such manner as may be approved by our Board of Directors. Shareholders entitled to more than one vote in a poll do not need to cast all their votes or cast all votes in the same way.
Our Articles will provide that a poll relating to the election of the chairperson or the adjournment of a general meeting shall be taken immediately. A poll in respect of any other question shall be taken either immediately or at such time and place as the chairperson of the meeting may direct. No notice is required in respect of a poll not taken immediately if the time and place at which it is to be taken are announced at the meeting at which it is demanded. In any other case at least seven clear days’ notice shall be given specifying the time and place at which the poll is to be taken.
In accordance with our Articles, our Board of Directors may from time to time authorize us to issue preferred shares. These preferred shares may have such voting rights as may be specified in the terms of such preferred shares, except that the holders of any series of preferred shares will not be entitled to exercise more than one vote per preferred share without the consent of the majority of the holders of the Octave Class A Ordinary Shares.
Treasury shares or shares of the Company that are held by our subsidiaries will not be entitled to be voted at general meetings of shareholders.

Irish company law requires special resolutions of the shareholders at a general meeting to approve certain matters. Examples of matters requiring special resolutions include:
•amending our Articles;
•approving a change of name of Octave;
•authorizing the entering into of a guarantee or provision of security in connection with a loan, quasi-loan or credit transaction to a director or a person connected with a director;
•opting out of statutory pre-emption rights on the issuance of new shares;
•re-registration of Octave from a public limited company to a private company;
•variation of class rights attaching to classes of shares (where our Articles do not provide otherwise);
•purchase of Octave shares off-market;
•reduction of issued share capital;
•sanctioning a compromise/scheme of arrangement;
•resolving that Octave be wound up by the Irish courts;
•resolving in favor of a shareholders’ voluntary winding-up;
•re-designation of shares into different share classes; and
•setting the re-issue price of treasury shares.
See also “—Anti-Takeover Provisions—Irish Takeover Rules and Substantial Acquisition Rules—Mandatory Bid” below for additional information on potential restrictions of voting rights in certain circumstances where a shareholder may be otherwise subject to mandatory offer obligations under the Irish Takeover Rules.
Variation of Rights Attaching to a Class or Series of Shares
Under the Irish Companies Act and as will be provided in our Articles, any variation of class rights attaching to any issued class of Octave shares must be approved in writing by holders of three-quarters of the issued shares in that class or with the sanction of a special resolution passed at a separate general meeting of the holders of the shares of that class.
Our Articles will expressly provide that any issue of preferred shares (whatever the rights attaching to them) will be deemed not to be a variation of the rights of shareholders.
Quorum for General Meetings
Our Articles will provide that no business shall be transacted at any general meeting unless a quorum is present. The presence, in person or by proxy or as a duly authorized representative of a corporate shareholder, of two or more persons entitled to vote upon the business to be transacted and together holding shares representing more than 50% of the votes that may be cast by all such persons so entitled to vote at the relevant time, constitutes a quorum for the conduct of business at a general meeting.
Requirements for Advance Notification of Director Nominations and Proposals of Shareholders
Irish law and our Articles will establish advance notice procedures with respect to shareholder proposals, including nomination of candidates for election as directors other than nominations made by or at the direction of our Board of Directors or a committee of our Board of Directors.

Shareholder Action by Written Consent
The Irish Companies Act provides that shareholders may approve a resolution without a meeting if (i) all shareholders sign the written resolution and (ii) the company’s articles of association permit written resolutions of shareholders. Our Articles provide that no resolution of the members may be passed as a written resolution under the Irish Companies Act or otherwise.
Inspection of Books and Records
Under Irish law, shareholders have the right to: (i) receive a copy of our Articles; (ii) inspect and obtain copies of the minutes of general meetings and resolutions of Octave; (iii) inspect and receive a copy of the register of shareholders, register of directors and secretaries, register of directors’ interests and other statutory registers maintained by Octave; (iv) receive copies of the statutory financial statements (including the balance sheets and directors’ and auditors’ reports) which have previously been sent to shareholders prior to an annual general meeting; and (v) receive balance sheets of any subsidiary of Octave which have previously been sent to shareholders prior to an annual general meeting for the preceding ten years. The auditors of Octave will also have the right of access to the accounting records of Octave. The auditors’ report must be circulated to the shareholders with Octave’s financial statements prepared in accordance with Irish law no later than 21 days before the annual general meeting.
Acquisitions
An Irish public limited company may be acquired in a number of ways, including:
•a court-approved scheme of arrangement under the Irish Companies Act. A scheme of arrangement with shareholders requires a court order from the Irish High Court and the approval of a majority in number representing 75% in value of the shareholders present and voting in person or by proxy at a meeting called to approve the scheme;
•through a tender or takeover offer by a third party for all of our shares. Where the holders of 80% or more of our shares have accepted an offer for their shares in Octave, the remaining shareholders may also be statutorily required to transfer their shares. If the bidder does not exercise its “squeeze out” right, then the non-accepting shareholders also have a statutory right to require the bidder to acquire their shares on the same terms. If our shares were to be listed on a regulated stock exchange in the EU, this threshold would be increased to 90%;
•by way of a merger with a company incorporated in the EEA under the EU Cross-Border Mergers Directive (EU) 2017/1132 (as amended) and the European Union (Cross-Border Conversions, Mergers and Divisions) Regulations 2023 of Ireland (as amended) (the “2023 Regulations”). Both a court order from the Irish High Court and a special resolution of shareholders would be required to give effect to such a transaction; and
•by way of merger with another Irish company under the Companies Act, which must be approved by a special resolution and by the Irish High Court.
Appraisal Rights
Under the European Union (Cross-Border Conversions, Mergers and Divisions) Regulations 2023 of Ireland (as amended) governing the merger of an Irish public company limited by shares, such as Octave, and a company incorporated in another member state of the European Economic Area, a shareholder (a) of the non-surviving company who voted against the special resolution approving the merger, or (b) of a non-surviving company in which 90% of the shares is held by a company that is the other party to the merger, has the right to request that the surviving company acquire its shares for cash at a price determined in accordance with the share exchange ratio set out in the merger agreement.
Similar rights apply in the case of a merger of an Irish public limited company into another company to which the provisions of the Irish Companies Act apply.

Other than as described above, shareholders of an Irish company generally do not have appraisal rights under Irish law. However, Irish company law does provide for dissenters’ rights in certain situations, as described below.
Under a tender or takeover offer, the bidder may require any remaining shareholders to transfer their shares on the terms of the offer (i.e., a “squeeze out”) if it has acquired, pursuant to the offer, not less than 80% of the target shares to which the offer relates (in the case of a company that is not listed on an EEA regulated market). Dissenting shareholders have the right to apply to the Irish High Court for relief.
A scheme of arrangement which has been approved by the requisite shareholder majority and approved by the Irish High Court will be binding on all shareholders. Dissenting shareholders have the right to appear at the Irish High Court hearing and make representations in objection to the scheme.
Disclosure of Interests in Shares
Under the Irish Companies Act, Octave shareholders must notify Octave (but not the public at large) if, as a result of a transaction, the shareholder will become interested in 3% or more of any class of Octave shares carrying voting rights; or if as a result of a transaction a shareholder who was interested in more than 3% of any class of Octave shares carrying voting rights ceases to be so interested. Where a shareholder is interested in more than 3% of any class of Octave shares carrying voting rights, the shareholder must notify Octave (but not the public at large) of any alteration of his or her interest that brings his or her total holding through the nearest whole percentage number, whether an increase or a reduction. The relevant percentage figure is calculated by reference to the aggregate nominal value of the shares in which the shareholder is interested as a proportion of the entire nominal value of the issued share capital of Octave (or any such class of share capital in issue). Where the percentage level of the shareholder’s interest does not amount to a whole percentage this figure may be rounded down to the next whole number. Octave must be notified within five business days of the transaction or alteration of the shareholder’s interests that gave rise to the notification requirement. If a shareholder fails to comply with these notification requirements, the shareholder’s rights in respect of any Octave shares it holds will not be enforceable, either directly or indirectly, by action or legal proceeding. However, such person may apply to the court to have the rights attaching to such shares reinstated.
In addition to these disclosure requirements, Octave may, under the Irish Companies Act, by notice in writing, require a person whom Octave knows or has reasonable cause to believe to be, or at any time during the three years immediately preceding the date on which such notice is issued to have been, interested in shares comprised in Octave’s relevant share capital to: (i) indicate whether or not it is the case; and (ii) where such person holds or has during that time held an interest in any class of Octave shares carrying voting rights, to provide additional information as may be required by Octave, including particulars of the person’s own past or present interests in such class of Octave shares. If the recipient of the notice fails to respond within the reasonable time period specified in the notice, Octave may apply to court for an order directing that the affected shares be subject to certain restrictions, as prescribed by the Irish Companies Act, as follows:
•any transfer of those shares, or in the case of unissued shares any transfer of the right to be issued with shares and any issue of shares, shall be void;
•no voting rights shall be exercisable in respect of those shares;
•no further shares shall be issued in right of those shares or in pursuance of any offer made to the holder of those shares; and
•no payment shall be made of any sums due from Octave on those shares, whether in respect of capital or otherwise.
The court may also order that shares subject to any of these restrictions be sold with the restrictions terminating upon the completion of the sale.
Holders of Octave SDRs will be considered to be interested in the Octave Shares for the purposes of the Irish Companies Act.

In the event that we are in an offer period pursuant to the Irish Takeover Rules, accelerated disclosure provisions apply for persons holding an interest in our securities of 1% or more.
In addition, the beneficial ownership disclosures of the U.S. federal securities laws will apply with respect to beneficial ownership of our shares.
Anti-Takeover Provisions
For purposes of this section “Anti-Takeover Provisions,” “share” and “shareholder” are also used when reference is made to Octave SDRs and holders of Octave SDRs.
A transaction in which someone (the “Offeror”) seeks to acquire 30% or more of our voting rights will be governed by the Irish Takeover Rules and will be regulated by the Irish Takeover Panel.
Furthermore, while the Octave SDRs remain listed on Nasdaq Stockholm, the Swedish Takeover Rules are applicable to any situation in which an Offeror submits a takeover bid, as defined in Chapter 2, section 1, second paragraph of the Swedish Takeover Act (Sw. lagen (2006:451) om offentliga uppköpserbjudanden på aktiemarknaden), regarding our shares.
If conflicts arise between the Irish Takeover Rules and the Swedish Takeover Rules, the Offeror or Octave may apply to the Swedish Securities Council for exemption from the relevant rules stipulated in the Swedish Takeover Rules. Similarly, in Ireland, the Offeror or Octave may seek guidance or a waiver from the Irish Takeover Panel, which has discretion to grant derogations or make rulings to resolve conflicts under the Irish Takeover Rules.
In this context, our corporate structure and the regulatory framework applicable to our securities include certain provisions that may affect the ability of a third party to acquire control of Octave. These rules differ significantly from U.S. state takeover laws and include requirements that may influence the conduct of potential bidders.
Certain important aspects of the Irish Takeover Rules and the Swedish Takeover Rules are described below.
General Principles
The Irish Takeover Rules as well as the Swedish Takeover Rules are built on the following general principles derived from Directive 2004/25/EC of the European Parliament and of the Council of 21 April 2004 on takeover bids (the “General Principles”), which will apply to any offer regarding our shares:
•in the event of an offer, all holders of securities of the target company of the same class must be afforded equivalent treatment and, if a person acquires control of a company, the other holders of securities must be protected;
•the holders of the securities of the target company must have sufficient time and information to enable them to reach a properly informed decision on the offer; where it advises the holders of securities, the board of the target company must give its views on the effects of implementation of the offer on employment, conditions of employment and the locations of the target company’s places of business;
•the board of the target company must act in the interests of the company as a whole and must not deny the holders of securities the opportunity to decide on the merits of the offer;
•false markets must not be created in the securities of the target company, the bidder or of any other company concerned by the offer in such a way that the rise or fall of the prices of the securities becomes artificial and the normal functioning of the markets is distorted;
•a bidder must announce an offer only after ensuring that it can fulfil in full, any cash consideration, if such is offered, and after taking all reasonable measures to secure the implementation of any other type of consideration;
•a target company must not be hindered in the conduct of its affairs for longer than is reasonable by an offer for its securities; and

•a substantial acquisition of securities (whether such acquisition is to be effected by one transaction or a series of transactions) shall take place only at an acceptable speed and shall be subject to adequate and timely disclosure.
Irish Takeover Rules and Substantial Acquisition Rules
Mandatory Bid
Under certain circumstances, a person who acquires our shares may be required under the Irish Takeover Rules to make a mandatory cash offer for our remaining outstanding shares at a price not less than the highest price paid for the shares by that acquirer (or any parties acting in concert with the acquirer) during the previous 12 months. This mandatory bid requirement is triggered if an acquisition of shares would increase the aggregate holding of an acquirer (including the holdings of any parties acting in concert with the acquirer) to shares representing 30% or more of our voting rights, unless the Irish Takeover Panel otherwise consents. An acquisition of shares by a person holding (together with its concert parties) shares representing between 30% and 50% of our voting rights would also trigger the mandatory bid requirement if, after giving effect to the acquisition, the percentage of the voting rights held by that person (together with its concert parties) would increase by 0.05% within a 12-month period. Any person (excluding any parties acting in concert with the holder) holding shares representing more than 50% of the voting rights of a company is not subject to these mandatory offer requirements.
Provisions in our Articles will provide that where an acquisition of voting rights in Octave, or an increase in the percentage of voting rights in Octave, by any person alone or in concert with other persons causes that person to incur a mandatory offer obligation under the Irish Takeover Rules, the rights in respect of those shares are restricted and have no right to vote at general meetings of Octave but otherwise ranking pari passu with the other Octave Class A Ordinary Shares and Octave Class B Ordinary Shares.
The rules on mandatory bid obligations under the Swedish Takeover Act are not applicable.
Voluntary Bid; Requirements to Make a Cash Offer and Minimum Price Requirements
If a person makes a voluntary offer to acquire our outstanding shares, the offer price must be no less than the highest price paid for our shares by the bidder or its concert parties during the three-month period prior to the commencement of the offer period. The Irish Takeover Panel has the power to extend the “look back” period to 12 months if the Irish Takeover Panel, taking into account the General Principles, believes it is appropriate to do so.
If the bidder or any of its concert parties has acquired our shares: (i) during the period of 12 months prior to the commencement of the offer period which represent more than 10% of our total shares; or (ii) at any time after the commencement of the offer period, the offer must be in cash (or accompanied by a full cash alternative) and the price per share must not be less than the highest price paid by the bidder or its concert parties during, in the case of (i), the 12-month period prior to the commencement of the offer period and, in the case of (ii), the offer period. The Irish Takeover Panel may apply this rule to a bidder who, together with its concert parties, has acquired less than 10% of our total shares in the 12-month period prior to the commencement of the offer period if the Irish Takeover Panel, taking into account the General Principles, considers it just and proper to do so.
An offer period will generally commence from the date of the first announcement of the offer or proposed offer.
‘Put Up or Shut Up’
Under the Irish Takeover Rules, there is also a mandatory ‘put up or shut up’ regime pursuant to which any announcement by a company that commences an offer period will generally be required to identify the potential bidder in talks with the company or from which an approach has been received. Bidders will have a period of 42 days following the announcement in which they are first identified to announce a firm intention to make an offer for the company or announce that they do not intend to make an offer, in which case the bidder will generally be restricted from making an offer for the company in the following six months, subject to limited exceptions.

Substantial Acquisition Rules
The Irish Takeover Rules also contain rules governing substantial acquisitions of shares which restrict the speed at which a person may increase his or her holding of shares and rights over shares to an aggregate of between 15% and 30% of our voting rights. Except in certain circumstances, an acquisition or series of acquisitions of shares or rights over shares representing 10% or more of our voting rights is prohibited, if such acquisition(s), when aggregated with shares or rights already held, would result in the acquirer holding 15% or more but less than 30% of our voting rights and such acquisitions are made within a period of seven days. These rules also require accelerated disclosure of acquisitions of shares or rights over shares relating to such holdings.
Frustrating Action
Under the Irish Takeover Rules, our Board of Directors is not permitted to take any action which might frustrate an offer for our shares once our Board of Directors has received an approach which may lead to an offer or has reason to believe an offer is imminent, subject to certain exceptions. Potentially frustrating actions such as: (i) the issue of shares, options or convertible securities; (ii) material acquisitions or disposals; (iii) entering into contracts other than in the ordinary course of business; or (iv) any action, other than seeking alternative offers, which may result in frustration of an offer, are prohibited during the course of an offer or at any time during which our Board of Directors has reason to believe an offer is imminent. Exceptions to this prohibition are available where:
•the action is approved by our shareholders at a general meeting; or
•the Irish Takeover Panel has given its consent, where:
◦it is satisfied the action would not constitute frustrating action;
◦the holders of 50% of the voting rights state in writing that they approve the proposed action and would vote in favor of it at a general meeting;
◦the action is taken in accordance with a contract entered into prior to the announcement of the offer; or
◦the decision to take such action was made before the announcement of the offer and either has been at least partially implemented or is in the ordinary course of business.
Certain other provisions of Irish law or our Articles may be considered to have anti-takeover effects, including those described under the following captions: “—Share Capital” (regarding issuance of preferred shares), “—Pre-emption Rights and Share Options,” and “—Disclosure of Interests in Shares.” Rules on frustrating actions under the Swedish Takeover Act are not applicable.
Swedish Takeover Rules
Pricing and consideration rules
In general, an Offeror making a voluntary bid is free to offer whatever price it wishes. Under the Swedish Takeover Rules, however, the offer price must not be less than the highest price paid by the Offeror for our shares within six months prior to the announcement of the offer or during the course of an offer. If the Offeror acquires more than 10% of our shares for cash within six months of the offer announcement or during the course of the offer, the Offeror must provide a cash alternative at not less than the highest price paid. Similarly, if the Offeror has acquired more than 10% of our shares in exchange for securities in the six months preceding the offer or during the course of the offer, a securities offer will be required (whereby the securities alternative must be offered on the basis of the same number of securities per target share rather than on the same value basis). Moreover, where a securities offer is required as a result of pre-offer acquisitions of our shares in exchange for securities, the Offeror is required to provide a cash alternative on the basis of the same value, unless the vendor is required (under a lock-up undertaking or similar restriction) to hold the securities received until either the offer has been terminated or the offer consideration has been paid to accepting shareholders.

Furthermore, the Offeror also has an obligation to treat equally all holders of shares with identical terms and conditions. Consequently, the Offeror must offer all holders of shares with identical terms and conditions the same consideration per share. However, if special cause applies for certain shareholders, these may be offered consideration in a different form, provided that the value is the same. As a general rule, the same form of consideration must be offered for all classes of shares, and considering that Octave has different classes of shares which only differ in terms of the voting rights and that not all classes of shares will be admitted to trading, the value of the consideration must be the same for all shares.
Offer financing, conditions, etc.
The Swedish Takeover Rules provide that a takeover bid may only be made once the Offeror has taken all necessary steps to implement the offer and, in particular, has ensured that it can satisfy any cash consideration in full.
The satisfaction of any conditions to which a voluntary bid is made subject must be objective, meaning it must be possible to determine objectively whether a condition has been satisfied and must not, except where a condition relates to regulatory approvals (such as antitrust clearances), give the Offeror a decisive influence over their fulfilment.
The Offeror is generally permitted to withdraw the offer only where the non-satisfaction of a condition is of material importance to its acquisition of the target.
Any statement by an Offeror that the Offeror will or will not act in a certain manner with respect to its offer is binding if the purpose of the statement is to create legitimate trust on the market.
General duties of the target board
Under the Swedish Takeover Rules, our Board of Directors must act in the interest of all shareholders in matters relating to the offer. Our Board of Directors may not act in its own interests or be directed by the interests of one shareholder or a particular group of shareholders. If there is more than one Offeror, our Board of Directors may not promote a particular Offeror without valid reason. Octave may not enter into any offer-related arrangement with an Offeror, which includes any and every arrangement related to the offer which entails an obligation on Octave towards the Offeror, except for confidentiality provisions or undertakings not to solicit the Offeror’s employees, customers, or suppliers.
Mergers and merger-like processes
From a minority shareholder protection perspective, similar interests worthy of protection are relevant irrespective of whether the takeover of an offeree or transferor company is carried out in the form of a takeover process or, for example, through a merger process. For that reason, certain provisions of the Swedish Takeover Rules are also applicable if Octave is to be acquired by or absorbed into the transferee company or another company within the same group of companies as the transferee company through a merger or merger-like process.
Corporate Governance
Our Articles will allocate authority over the day-to-day management of Octave to our Board of Directors. Our Board of Directors may then delegate any of its powers to such person or persons (including any committee (whether directors or not)) as it thinks fit, but regardless, the directors will remain responsible, as a matter of Irish law, for the proper management of the affairs of Octave.
Election and Appointment of Directors
The Irish Companies Act provides for a minimum of two directors. Our Articles will provide that the number of directors will be fixed by our Board of Directors, but will not be less than three nor more than fourteen. The minimum or maximum number of directors may be increased or reduced by an ordinary resolution of shareholders, provided however, that any resolution to appoint a director approved by the shareholders that would result in the maximum number of directors being exceeded shall be deemed to constitute an ordinary resolution increasing the maximum number of directors to the number that would be in office following such a resolution of appointment.
Our Articles will provide that directors are elected by the affirmative vote of a majority of the votes cast by shareholders at a general meeting (present in person or by proxy) of the shareholders and will serve for one-year terms concluding at the annual general meeting after the director was last appointed or reappointed. However, if the number of director nominees exceeds the number of directors to be elected, each of those nominees shall be voted upon as a separate resolution and the directors shall be elected by a plurality of the votes (meaning the election of those director nominees, equaling in number to the number of positions to be filled at the relevant general meeting, that received the highest number of votes) of the shares present in person or represented by proxy at any such meeting and entitled to vote on the election of directors.
Board Vacancies
Our Articles will provide that the directors shall have the authority to appoint directors to the Board of Directors, subject to the maximum number permitted in our Articles. A vacancy caused by the removal of a director may be filled at the meeting at which the director is removed by an ordinary resolution of Octave shareholders. If not, it may be filled by our Board of Directors.
Any directors so appointed shall be required to retire at the next annual general meeting of Octave unless he or she is re-elected at such meeting. During any vacancy in our Board of Directors, the remaining directors shall have full power to act as our Board of Directors.
Removal of Directors
Under the Irish Companies Act, the shareholders may, by an ordinary resolution, remove a director from office before the expiration of his or her term at a meeting held on no less than 28 days’ notice and at which the director is entitled to be heard. The power of removal is without prejudice to any claim for damages for breach of contract (e.g., employment contract) that the director may have against Octave in respect of his removal.
Amendment of Governing Documents
Under Irish law and subject to the provisions of the Irish Companies Act, Irish companies may only alter their memorandum and articles of association by a resolution of the shareholders approved by 75% of the votes cast at a general meeting. An Irish company is not permitted to opt out of this requirement.
Duration; Dissolution; Rights upon Liquidation
Octave’s corporate existence will have unlimited duration. Octave may be dissolved and wound up at any time by way of a shareholders’ voluntary winding up or a creditors’ winding up. In the case of a shareholders’ voluntary winding-up, a special resolution of shareholders is required. Octave may also be dissolved by way of court order on the application of a creditor, or by the Companies Registration Office as an enforcement measure where Octave has failed to file certain returns.
The rights of the shareholders of an Irish company to a return of its assets on dissolution or winding up, following the settlement of all claims of creditors, may be prescribed in its articles of association or the terms of any preferred shares issued by its directors from time to time. The holders of preferred shares in particular may have the right to priority in a dissolution or winding up of such company. If the articles of association contain no specific provisions in respect of a dissolution or winding up, then, subject to the priorities of any creditors, the assets will be distributed to shareholders in proportion to the paid-up nominal value of the shares held. Our Articles will provide that the Octave shareholders are entitled to participate pro rata in a winding up, but their right to do so may be subject to the rights of any preferred shareholder to participate under the terms of any series or class of preferred shares that may be in issue from time to time.

Uncertificated Shares
Pursuant to our Articles, no shareholder is entitled to be issued a share certificate, unless otherwise determined by our Board of Directors or by the rights attaching to or the terms of issue of any particular shares, or to the extent required by law or regulation applicable to Octave.
No Sinking Fund
The Octave Shares have no sinking fund provisions. Under such provision, a company would set aside funds to redeem its shares at a certain price.
No Liability for Further Calls or Assessments
The shares to be issued in the Distribution will be duly and validly issued and fully paid.
Transfer and Registration of Shares
The share register of Octave will be maintained by our transfer agent or its affiliates. Registration in this share register will be determinative of membership in Octave. A shareholder of Octave who holds shares beneficially will not be the holder of record of such shares. Instead, the depository (for example, Cede & Co., as nominee for the Depository Trust Company) or other nominee will be the holder of record of those shares. Accordingly, a transfer of shares from a person who holds such shares beneficially to a person who also holds such shares beneficially through a depository or other nominee will not be registered in our official share register, as the depository or other nominee will remain the record holder of any such shares.
A written instrument of transfer is required under Irish law to register on our official share register any transfer of shares (i) from a person who holds such shares directly to any other person, (ii) from a person who holds such shares beneficially to a person who holds such shares directly or (iii) from a person who holds such shares beneficially to another person who holds such shares beneficially where the transfer involves a change in the depository or other nominee that is the record owner of the transferred shares. An instrument of transfer is also required for a shareholder who directly holds shares to transfer those shares into his or her own broker account (or vice versa).
Such instruments of transfer may give rise to Irish stamp duty, which must be paid prior to registration of the transfer on our official Irish share register. See “Material Irish Tax Consequences.” However, a shareholder who directly holds shares may transfer those shares into his or her own broker account (or vice versa) without giving rise to Irish stamp duty, provided that the shareholder has confirmed to our transfer agent that there is no change in the ultimate beneficial ownership of the shares as a result of the transfer and the transfer (into or out of DTC) is not effected in contemplation of a sale of such shares by a beneficial owner to a third party.
Any transfer of Octave shares that is subject to Irish stamp duty will not be registered in the name of the buyer unless an instrument of transfer is duly stamped and provided to the transfer agent. Our Articles will allow Octave, in its absolute discretion, to create an instrument of transfer and pay (or procure the payment of) any stamp duty, which is the legal obligation of a buyer. In the event of any such payment, Octave is (on behalf of itself or its affiliates) entitled to: (i) seek reimbursement from the buyer; (ii) set off the amount of the stamp duty against future dividends payable to the buyer; and (iii) to the extent permitted by the Irish Companies Act, claim a first and paramount lien on the shares on which stamp duty has been paid by Octave or its subsidiary for the amount of stamp duty paid (and such lien will extend to all dividends paid on those shares). Parties to a share transfer may assume that any stamp duty arising in respect of a transaction in Octave shares has been paid unless one or both of such parties is otherwise notified by Octave.
Our Articles will delegate to our secretary (or any other person designated by our Board of Directors) the authority to execute an instrument of transfer on behalf of a transferring party.
In order to help ensure that the official share register is regularly updated to reflect trading of Octave Class B Ordinary Shares occurring through normal electronic systems, Octave intends to regularly produce any required instruments of transfer in connection with any transactions for which it pays stamp duty (subject to the reimbursement and set-off rights described above). In the event that Octave notifies one or both of the parties to a share transfer that it believes stamp duty is required to be paid in connection with the transfer and that it will not pay the stamp duty, the parties may either themselves arrange for the execution of the required instrument of transfer (and may request a form of instrument of transfer from Octave (or its transfer agent) for this purpose) or request that Octave execute an instrument of transfer on behalf of the transferring party in a form determined by Octave. In either event, if the parties to the share transfer have the instrument of transfer duly stamped (to the extent required) and then provide it to our transfer agent, the buyer will be registered as the legal owner of the relevant Octave Class B Ordinary Shares on our official Irish share register (subject to the matters described below).
The directors may suspend registration of transfers from time to time, not exceeding 30 days in aggregate each year.
Limitation on Liability; Indemnification of Directors and Officers and Insurance
Our Articles will provide that, subject to the provisions of and so far as may be permitted by the Irish Companies Act, the directors and company secretary of Octave are entitled to be indemnified by Octave against all costs, charges, losses, expenses and liabilities incurred by him or her in the execution and discharge of his or her duties or in relation thereto, including any liability incurred by him or her in defending any proceedings, civil or criminal, which relate to anything done or omitted or alleged to have been done or omitted by him or her as a director, officer or employee of Octave and in which judgment is given in his or her favor (or the proceedings are otherwise disposed of without any finding or admission of any material breach of duty on his or her part) or in which he or she is acquitted or in connection with any application under any statute for relief from liability in respect of any such act or omission in which relief is granted to him or her by a court of competent jurisdiction.
Pursuant to the Irish Companies Act, an Irish company may not exempt any of its directors or company secretary from, or indemnify such person against, liability in connection with any negligence, default, breach of duty or breach of trust by such person in relation to the company. However, if judgment is given in such person’s favor or such person is acquitted, or an Irish court grants such person relief from liability on the grounds that such person acted honestly and reasonably and that, having regard to all the circumstances of the case, that person ought fairly to be excused for the wrong concerned, the company may indemnify such person against any liability incurred. Any provision whereby an Irish company seeks to commit in advance to indemnify any of its directors or company secretary over and above the limitations imposed by the Irish Companies Act will be void, whether contained in its articles or any contract between the company and any of its directors or company secretary. This restriction in the Irish Companies Act does not apply to persons who would not be considered “officers” within the meaning of the Irish Companies Act.
Octave, as permitted under our Articles and the Irish Companies Act, intends to take out and maintain customary directors’ and officers’ liability insurance and other types of comparable insurance in order to attract and retain qualified directors and officers.
Octave will enter into an indemnification deed poll in favor of its directors and certain of its executive officers. In addition, due to the more restrictive provisions of the Irish Companies Act in relation to indemnification of directors as described above, one of Octave’s subsidiaries will enter into indemnification agreements with each of Octave’s directors and certain of our executive officers that provide for indemnification to the fullest extent permitted by Delaware law. Our Articles will also contain indemnification and expense advancement provisions for current or former executive officers who are not directors or secretaries of Octave.
Insofar as indemnification for liabilities arising under the Securities Act, as amended, may be permitted to directors, officers or persons controlling Octave pursuant to the foregoing, Octave has been informed that in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable.
The limitation of liability and indemnification provisions described above may discourage shareholders from bringing a lawsuit against directors for breaches of their fiduciary duties. These provisions may also have the effect of reducing the likelihood of derivative litigation against Octave’s directors and officers, even though such an action, if successful, might otherwise benefit Octave and its shareholders. However, these provisions will not limit or eliminate Octave’s rights, or those of any shareholder, to seek any non-monetary relief such as injunction or rescission in the event of a breach of a director’s duty of care, nor alter any liability of directors and officers under the U.S. federal securities laws. In addition, your investment may be materially adversely affected to the extent that, in a class action or direct suit, Octave pays the costs of settlement and damage awards against directors and officers pursuant to these indemnification provisions. There is currently no pending material litigation or proceeding against any Octave director, office or employee for which indemnification is being sought.
Stock Exchange Listing
Octave has applied for authorization to list its Octave Class B Ordinary Shares on Nasdaq New York under the symbol “OCTV.”
Sale of Unregistered Securities
Upon Octave’s incorporation on July 5, 2017, Octave issued 100 ordinary shares of nominal value €1.00 which were held by nominees on behalf of a corporate services provider until July 24, 2025 at which time the entire issued share capital was transferred to Hexagon AB. On February 19, 2026, in order to satisfy the minimum capital requirements applicable to a public limited company under Irish law, Octave issued one additional ordinary share of nominal value €1.00, at a subscription price of €24,900, to Hexagon AB. These issuances were not registered under the Securities Act as they did not constitute a public offering and therefore were exempt from registration pursuant to Sections 4(a)(2) and Section 4(a)(1) of the Securities Act, respectively.
Transfer Agent and Registrar
After the Distribution, the transfer agent and registrar for Octave Class B Ordinary Shares will be Computershare Trust Company, N.A.

DESCRIPTION OF SWEDISH DEPOSITORY RECEIPTS
In connection with the distribution of Octave Class B Ordinary Shares, we will register all such Octave Class B Ordinary Shares, other than such shares that are to be distributed to affiliates of Hexagon, in the name of Cede & Co, as nominee for DTC, which will credit beneficial interests in such shares to a sub-custodian of SEB pursuant to the SDR Issuer Agreement that has been entered into between us and SEB. SEB will then issue Octave SDRs representing the Octave Class B Ordinary Shares.
Each Octave SDR will represent one Octave Class B Ordinary Share deposited with SEB’s sub‑custodian in the United States. While the Octave Class B Ordinary Shares remain listed on Nasdaq New York, the Octave SDR Program will enable investors to trade economically equivalent instruments on Nasdaq Stockholm. Octave currently expects to maintain the listing of the Octave SDRs that represent Octave Class B Ordinary Shares on Nasdaq Stockholm until further notice, which we expect to be for about two years following the Distribution Date. Octave expects to evaluate the status of the listing on Nasdaq Stockholm from time to time, including based on liquidity considerations, and will provide at least three months’ notice to holders of Octave SDRs prior to termination of the listing of the Octave SDRs on Nasdaq Stockholm.
This summary provides a general description of the material terms of the Octave SDRs. It does not purport to be complete and is qualified in its entirety by reference to the General Terms and Conditions of the Octave SDRs, which set forth the full legally binding terms governing the Octave SDRs. The General Terms and Conditions of the Octave SDRs are attached as an exhibit to the registration statement of which this information statement forms a part.
Deposit of Octave Class B Ordinary Shares, Issuance of Octave SDRs and CSD Register
In connection with the Distribution, the Octave Class B Ordinary Shares will be distributed in the form of Octave SDRs to Hexagon shareholders, other than affiliates of Hexagon. Such Octave Class B Ordinary Shares will be deposited with SEB, via its designated sub‑custodian in the United States. For each whole Octave Class B Ordinary Share deposited, SEB will issue one Octave SDR. No fractional Octave Class B Ordinary Shares will be accepted for deposit, and fractional Octave SDRs will not be issued. The Octave SDRs will be denominated in SEK.
Octave SDRs will be recorded as electronic book‑entry entries in the CSD register (the “CSD Register”) maintained by Euroclear Sweden in accordance with the Swedish Central Securities Depositories and Financial Instruments Accounts Act (SFS 1998:1479). No physical Octave SDR certificates will be issued. Octave SDRs may be held either in the holder’s own name or via a nominee, consistent with Euroclear Sweden’s usual practice.
Record and Payment Dates for Dividends and Distributions
Octave does not expect to pay a regular cash dividend in the near future. The payment of any dividends in the future, and the timing and amount thereof, is within the discretion of Octave’s Board of Directors. See “The Separation and the Distribution—Dividend Policy.”
To the extent that dividends or other distributions are made by Octave, SEB will establish a “record date” corresponding to the record date applicable to holders of the underlying Octave Class B Ordinary Shares. SEB will also establish a payment date (the “Payment Date”), on which any distributions will be made to Octave SDR holders. Cash dividends on the underlying Octave Class B Ordinary Shares, if and when paid, shall be converted into Swedish kronor (SEK) by SEB at a market exchange rate prevailing on the Payment Date and paid out to Octave SDR Holders less any applicable taxes, fees, or withholding amounts. Dividend amounts for each SDR will be calculated and payable in SEK rounded down to SEK 0.01 per SDR.
Non‑cash distributions (such as property, securities, or rights) may, at SEB’s discretion and subject to practical considerations, be: (i) distributed in kind (if feasible); or (ii) sold, with net proceeds (after costs and taxes) distributed to Octave SDR holders in SEK.

Information on Taxation
The tax legislation in the investor’s home country and in Ireland may affect any income received from Octave Shares or Octave SDRs.
The taxation of any dividend, as well as capital gains taxation and rules concerning capital losses in connection with disposal of securities, depends on the shareholder’s particular circumstances. Special rules may apply to certain categories of tax payers and certain types of investment forms. Each holder of Octave Shares or Octave SDRs should therefore consult a tax advisor for information on the specific implications that may arise in each individual case, including the applicability and effect of foreign tax rules and double taxation treaties.
Voting Rights at General Meetings
The Octave SDRs will be issued and governed in accordance with Swedish law, the SDR Issuer Agreement and the General Terms and Conditions. An Octave SDR holder will not have equivalent rights as holders of Octave Class B Ordinary Shares, whose rights are governed by Irish law. Because Cede & Co, as nominee for DTC, will be the shareholder of record for the Octave Class B Ordinary Shares and SEB’s sub-custodian will have a beneficial interest in the Octave Class B Ordinary Shares represented by all outstanding Octave SDRs, shareholder rights will rest with such record holder and SEB, through the facilities of DTC. An Octave SDR holder’s rights will derive from the General Terms and Conditions.
The General Terms and Conditions describe how Octave SDR holders can indirectly exercise their voting rights in respect of the underlying Octave Class B Ordinary Shares at general meetings of shareholders. Octave SDR holders will be provided with information regarding general meetings of shareholders in accordance with the General Terms and Conditions. Octave shall, or ensure that its service provider shall, on behalf of SEB, procure that the relevant notice is provided to all Octave SDR holders by post to the address listed in the CSD Register. The notification shall include information on (i) the type of shareholders’ meeting to be held, (ii) the time and location of the shareholders’ meeting, (iii) information on how to find the convening notice in full, the agenda and other documentation of the shareholders’ meeting as established by SEB, (iv) the record date for Octave SDR holders as determined in accordance with the General Terms and Conditions, (v) instructions regarding any measures to be taken by the Octave SDR holder in order to be able to vote at the shareholders’ meeting by appointing a proxy and (vi) the date and time by which Octave SDR holders are required to submit any vote at the shareholders’ meeting by appointing a proxy (the “SDR Proxy Voting Deadline”).
Only Octave SDR holders which are registered in the CSD Register on the record date (as determined in accordance with the General Terms and Conditions), which shall be not later than eight (8) business days before the shareholders’ meeting, and who have, no later than the SDR Proxy Voting Deadline, notified Octave or its service provider that they wish to vote at the shareholders’ meeting by appointing a proxy and validly submitted proxy voting instructions in the manner required with respect to such shareholders’ meeting, are entitled to vote by proxy form.
Conversion of Octave SDRs into Octave Class B Ordinary Shares
Following the Distribution, Octave SDR holders may convert their Octave SDRs into Octave Class B Ordinary Shares, traded on Nasdaq New York. Such conversion of Octave SDRs into Octave Class B Ordinary Shares will be free of charge for Octave SDR holders during the initial six (6) months from and including the first day of trading in the Octave SDRs on Nasdaq Stockholm, and thereafter require payment of a conversion fee by the Octave SDR holder, its nominee or broker. In connection with the Distribution, Octave SDR holders may request conversion of their Octave SDRs into Octave Class B Ordinary Shares on the first day of trading in the Octave SDRs on Nasdaq Stockholm, expected to be on           ,           , with expected delivery of the corresponding number of Octave Class B Ordinary Shares three (3) business days thereafter, i.e. on           ,           . It will thereafter be possible to convert Octave SDRs into Octave Class B Ordinary Shares from time to time within intervals of not less than ten (10) business days. After six (6) months, conversions will be possible from time to time within intervals of not less than five (5) business days. SEB and Octave may agree to amend the conversion schedule, in which case such change will be communicated to Octave SDR holders as set out in the General Terms and Conditions.

Conversion by directly registered shareholders
Octave Class B Ordinary Shares cannot be distributed to directly registered non-affiliate shareholders. Consequently, if you are a directly registered non-affiliate shareholder and wish to participate in the conversion, you need to transfer your Octave SDRs (or your Hexagon Class B Shares, prior to the Distribution) to a custody account, an investment savings account or an endowment insurance with a nominee with Euroclear Sweden. Otherwise, you cannot participate in the conversion of your Octave SDRs into Octave Class B Ordinary Shares. Please note that service accounts (Sw. servicekonton) with an investment savings account-function at Nordea are also “direct” securities accounts and shareholders with such account must open a custody account, a nominee-registered investment savings account or an endowment insurance account. Thereafter, follow the instructions from your nominee to participate in the conversion of your Octave SDRs into Octave Class B Ordinary Shares.
Conversion by indirectly registered shareholders
If a holder of Octave SDRs hold its Octave SDRs through a nominee, it should follow the instructions from its nominee to participate in the conversion of its SDRs into Octave Class B Ordinary Shares.
Conversion of Octave Class B Ordinary Shares into Octave SDRs
Shareholders in Octave may further convert their Class B Ordinary Shares into Octave SDRs, traded on Nasdaq Stockholm, by depositing the beneficial interest in the Octave Class B Ordinary Shares with SEB’s sub-custodian. Upon payment to SEB by the holder depositing the beneficial interest in the Octave Class B Ordinary Shares of all taxes, charges, fees and costs in connection with such deposit, the corresponding number of Octave SDRs will be registered in the CSD Register. Please refer to the General Terms and Conditions for further information. The relevant holder shall bear all fees and costs in connection with the conversion of Octave Class B Ordinary Shares into Octave SDRs.
Corporate Actions: Exercise of Rights, Splits, Reorganizations
In the event of corporate actions such as rights issues, stock splits (forward or reverse), mergers, acquisitions, or other reorganizations, SEB will use its reasonable efforts to facilitate participation by Octave SDR holders. If rights (e.g., subscription rights, options or similar) are issued, SEB may arrange for Octave SDR holders to deposit the underlying rights securities or exercise them, subject to applicable law and operational feasibility. Other securities or instruments distributed through corporate actions may be held for Octave SDR holders, distributed in kind, or liquidated with net proceeds distributed, as set out above in “—Record and Payment Dates for Dividends and Distributions.”
Restrictions on Deposit and Withdrawal
Octave SDR holders may surrender their Octave SDRs in exchange for book-entry interests in underlying Octave Class B Ordinary Shares through DTC participants, provided that all applicable legal, regulatory and tax obligations are satisfied. SEB and the sub‑custodian may refuse withdrawal requests if necessary to comply with legal, regulatory, or contractual transfer restrictions in Sweden, the United States, or other jurisdictions. Withdrawals may also be temporarily suspended or delayed during periods in which Euroclear Sweden’s transfer books or the Company’s share registers are closed, or if deemed to be necessary or advisable in the reasonable opinion of SEB or Octave at any time or from time to time because of any requirement of any applicable law or any government or governmental body or commission, or under any provision of Euroclear Sweden’s rules or the Euroclear Sweden agreement or for any other reason. Deposits and registrations of SDRs in the CSD Register may also be suspended for such period of time or no longer permitted at any time prior to termination of the SDR program, in each case to the extent determined to be necessary or desirable in the reasonable opinion of SEB.
Company Reports, Notices, and Communications
SEB will endeavor to ensure that Octave SDR holders receive copies of any notices, annual reports, interim financial statements or other communications the Company provides to shareholders in accordance with the General Terms and Conditions.

Taxation
Octave SDR holders are responsible for understanding and complying with relevant taxation laws in applicable jurisdictions. SEB and the Company may require Octave SDR holders to submit documentation or information for purposes of withholding, reporting, or regulatory compliance. SEB may withhold amounts from distributions where required by applicable tax laws.
Limitations on Obligation and Liability of SEB
SEB’s duties and obligations are limited solely to those expressly set forth in the SDR Issuer Agreement and applicable law. SEB will have no obligation or liability to Octave SDR Holders beyond its duties as Octave SDR depositary. SEB will not be liable for delays or failures caused by force majeure, Euroclear Sweden’s or the sub-custodian’s acts or omissions, or other circumstances beyond SEB’s reasonable control.
Fees and Costs
Unless otherwise agreed in the SDR Issuer Agreement, the Company will bear the costs associated with establishing and maintaining the Octave SDR Program. SEB may charge Octave SDR Holders fees in connection with deposit, withdrawal, corporate action processing, or other services, in accordance with SEB’s published fee schedule.
Amendment and Termination of the SDR Issuer Agreement
The SDR Issuer Agreement may be amended, supplemented, or terminated by mutual agreement between the Company and SEB and in accordance with the provisions of the SDR Issuer Agreement and the General Terms and Conditions, including that the SDR Issuer Agreement may be terminated by SEB with effect at the end of each yearly quarter (i.e., March 31, June 30, September 30 and December 31), whereby the rights and obligations of SEB and Octave as set out in the SDR Issuer Agreement shall continue to apply for a period of six (6) months thereafter. Notice of any such amendment or termination will be provided to Octave SDR holders in accordance with the General Terms and Conditions. Upon termination, SEB will take reasonable steps to enable Octave SDR holders to surrender Octave SDRs in exchange for underlying Octave Class B Ordinary Shares or their cash equivalent, in accordance with the terms of the SDR Issuer Agreement and the General Terms and Conditions. Upon termination of the Octave SDR Program, all holders of Octave SDRs who have not yet converted their Octave SDRs into Octave Class B Ordinary Shares, will automatically have their Octave SDRs redeemed by SEB, and such Octave Class B Ordinary Shares that the Octave SDRs represent will be sold by SEB on Nasdaq New York. Such sale would take place as soon as practicable after the termination of the Octave SDR Program. The payment of the proceeds from the sale of the Octave Class B Ordinary Shares will be paid pro rata to the holders of such Octave SDRs immediately before the termination of the SDR Issuer Agreement.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED SHAREHOLDER MATTERS
Prior to the Distribution, all outstanding Octave Shares are owned beneficially and of record by Hexagon AB. The following tables set forth information with respect to the expected beneficial ownership of Octave Shares immediately following the Distribution, including: (i) each person who we believe will be a beneficial owner of more than 5% of Octave Shares, (ii) each of our expected directors and named executive officers and (iii) all of our expected directors and executive officers as a group.
Except as noted below, we based the share amounts on each person’s beneficial ownership of Hexagon shares as of                , after giving effect to a distribution ratio of one (1) Octave Class A Ordinary Share for every ten (10) Hexagon Class A Shares and one (1) Octave Class B Ordinary Share for every ten (10) Hexagon Class B Shares.
Immediately following the Distribution, we estimate that 11,025,000 Octave Class A Ordinary Shares and 257,412,788 Octave Class B Ordinary Shares will be issued and outstanding based on the number of Hexagon Class A Shares and Hexagon Class B Shares outstanding as of the date of this information statement. The actual number of Octave Shares issued in the Distribution will be determined on          ,                the record date.
Beneficial ownership is determined in accordance with the rules of the SEC. Unless otherwise indicated, the address of each named person is 305 Intergraph Way, Madison, Alabama 35758, United States.

	Octave Class A Ordinary Shares		Octave Class B Ordinary Shares		% of Total Voting Power
Name of Beneficial Owner	Shares	% of Class	Shares	% of Class
5% or Greater Shareholders
Melker Schörling AB (1)	11,025,000	100%	47,408,144	18.4%	42.9%
Swedbank Robur Fonder AB (2)	—	—%	17,055,707	6.6%	4.6%
Directors and Named Executive Officers
Mattias Stenberg	—	—%	20,956	(*)	(*)
Brett Watson	—	—%	—	—%	—%
Jill D. Smith	—	—%	—	—%	—%
David J. Hollister	—	—%	—	—%	—%
Magnus Ahlqvist	—	—%	—	—%	—%
Meerah Rajavel	—	—%	—	—%	—%
Benjamin Maslen	—	—%	6,039	(*)	(*)
Scott Moore	—	—%	17,019	(*)	(*)
Anthony Zana	—	—%	4,660	(*)	(*)
Vivek Mokashi	—	—%	2,028	(*)	(*)
All directors, named executive officers and executive officers as a group			54,021	(*)	(*)
__________________
(1)Following the Distribution, Melker Schörling AB, or “MSAB,” will be the holder of record of the Octave Class A Ordinary Shares and Octave Class B Ordinary Shares set forth in the table above. Based upon information provided by MSAB, Märta Schörling Andreen and Sofia Schörling Högberg exercise shared voting and investment control with respect to such securities. The business address of MSAB is Birger Jarlsgatan 13, SE-111 45, Stockholm, Sweden.
(2)Following the Distribution, Swedbank Robur Fonder AB will be the holder of record of such Octave Class B Ordinary Shares set forth in the table above. Swedbank Robur Fonder AB is a wholly owned subsidiary of Swedbank Robur AB, which in turn is a wholly owned subsidiary of Swedbank AB (publ), a company listed on Nasdaq Stockholm. Swedbank Robur Fonder AB conducts fund operations pursuant to the Swedish UCITS Act (SFS 2004:46) and the Alternative Investment Funds Managers Act (SFS 2013:561). The business address of Swedbank Robur Fonder AB is 105 34 Stockholm, Sweden.
(*)    The percentage of Octave Shares beneficially owned does not exceed 1% of the class or the voting power, as applicable.

INDEMNIFICATION OF DIRECTORS AND OFFICERS
Our Articles will provide that, subject to the provisions of and so far as may be permitted by the Irish Companies Act, the directors and company secretary of Octave are entitled to be indemnified by Octave against all costs, charges, losses, expenses and liabilities incurred by him or her in the execution and discharge of his or her duties or in relation thereto, including any liability incurred by him or her in defending any proceedings, civil or criminal, which relate to anything done or omitted or alleged to have been done or omitted by him or her as a director, officer or employee of Octave and in which judgment is given in his or her favor (or the proceedings are otherwise disposed of without any finding or admission of any material breach of duty on his or her part) or in which he or she is acquitted or in connection with any application under any statute for relief from liability in respect of any such act or omission in which relief is granted to him or her by a court of competent jurisdiction.
Pursuant to the Irish Companies Act, an Irish company may not exempt any of its directors or company secretary from, or indemnify such person against, liability in connection with any negligence, default, breach of duty or breach of trust by such person in relation to the company. However, if judgment is given in such person’s favor or such person is acquitted, or an Irish court grants such person relief from liability on the grounds that such person acted honestly and reasonably and that, having regard to all the circumstances of the case, that person ought fairly to be excused for the wrong concerned, the company may indemnify such person against any liability incurred. Any provision whereby an Irish company seeks to commit in advance to indemnify any of its directors or company secretary over and above the limitations imposed by the Irish Companies Act will be void, whether contained in its articles or any contract between the company and any of its directors or company secretary. This restriction in the Irish Companies Act does not apply to persons who would not be considered “officers” within the meaning of the Irish Companies Act.
Octave, as permitted under our Articles and the Irish Companies Act, intends to obtain directors’ and officers’ liability insurance and maintains customary directors’ and officers’ liability insurance and other types of comparable insurance in order to attract and retain qualified directors and officers.
Octave also intends to enter into an indemnification deed poll in favor of its directors and certain of its executive officers. In addition, due to the more restrictive provisions of the Irish Companies Act in relation to indemnification of directors as described above, one of Octave’s subsidiaries intends to enter into indemnification agreements with each of Octave’s directors and certain executive officers that provide for indemnification to the fullest extent permitted by Delaware law. Our Articles also will contain indemnification and expense advancement provisions for current or former executive officers who are not directors or secretaries of Octave. The forms of the indemnification deed poll and indemnification agreement are attached as exhibits to the registration statement of which this information statement forms a part.
Insofar as indemnification for liabilities arising under the Securities Act, as amended, may be permitted to directors, officers or persons controlling Octave pursuant to the foregoing, Octave has been informed that, in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable.
The limitation of liability and indemnification provisions described above may discourage shareholders from bringing a lawsuit against directors for breaches of their fiduciary duties. These provisions may also have the effect of reducing the likelihood of derivative litigation against Octave’s directors and officers, even though such an action, if successful, might otherwise benefit Octave and its shareholders. However, these provisions will not limit or eliminate Octave’s rights, or those of any shareholder, to seek any non-monetary relief such as injunction or rescission in the event of a breach of a director’s duty of care, nor alter any liability of directors and officers under the U.S. federal securities laws. In addition, your investment may be materially adversely affected to the extent that, in a class action or direct suit, Octave pays the costs of settlement and damage awards against directors and officers pursuant to these indemnification provisions. There is currently no pending material litigation or proceeding against any Octave director, office or employee for which indemnification is being sought.

WHERE YOU CAN FIND MORE INFORMATION
We have filed with the SEC a registration statement, of which this information statement forms a part, under the Exchange Act and the rules and regulations promulgated under the Exchange Act with respect to the Octave Shares being distributed to Hexagon shareholders in the Distribution. This information statement does not contain all of the information set forth in the registration statement and its exhibits and schedules, to which reference is made hereby. Statements in this information statement as to the contents of any contract, agreement or other document are qualified in all respects by reference to the full text of such contract, agreement or document. If we have filed any of those contracts, agreements or other documents as an exhibit to the registration statement, you should read the full text of such contract, agreement or document for a more complete understanding of the document or matter involved. For further information with respect to us and our share capital, we refer you to the registration statement, of which this information statement forms a part, including the exhibits and the schedules filed as a part of it.
We intend to furnish the holders of Octave Shares with annual reports containing financial statements audited by an independent public accounting firm and file with the SEC quarterly reports for the first three quarters of each fiscal year containing interim unaudited financial information. We also intend to furnish other reports as we may determine or as required by law.
The registration statement, of which this information statement forms a part, and its exhibits and schedules, and other documents which we file with the SEC are available to the public at the SEC’s website at http://www.sec.gov. You can also obtain reports and other information about us at Nasdaq’s website at https://www.nasdaq.com.
Information we file with the SEC after the date of this information statement may supersede the information in this information statement. You may read these reports and other information and obtain copies of such documents and information as described above.
No person is authorized to give any information or to make any representations other than those contained in this information statement, and, if given or made, such information or representations must not be relied upon as having been authorized. Neither the delivery of this information statement nor any distribution of securities made hereunder shall imply that there has been no change in the information set forth or in our affairs since the date hereof.

Report of Independent Registered Public Accounting Firm
To the Shareholders and Board of Directors of Hexagon AB
Opinion on the Financial Statements
We have audited the accompanying combined balance sheets of the Octave business of Hexagon AB (the “Company”) as of December 31, 2025 and 2024 and the related combined statements of operations, comprehensive income, equity, and cash flows for each of the three years in the period ended December 31, 2025, including the related notes (collectively referred to as the “combined financial statements”). In our opinion, the combined financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2025 and 2024, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2025 in conformity with accounting principles generally accepted in the United States of America.
Basis for Opinion
These combined financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s combined financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audits of these combined financial statements in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the combined financial statements are free of material misstatement, whether due to error or fraud.
Our audits included performing procedures to assess the risks of material misstatement of the combined financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the combined financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the combined financial statements. We believe that our audits provide a reasonable basis for our opinion.
Critical Audit Matters
The critical audit matter communicated below is a matter arising from the current period audit of the combined financial statements that was communicated or required to be communicated to the audit committee and that (i) relates to accounts or disclosures that are material to the combined financial statements and (ii) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the combined financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.
Revenue recognition
As described in Note 2 Summary of significant accounting policies and Note 3 Revenue from contracts with customers to the combined financial statements, the Company recognized total revenue of $1,638 million for the year ended December 31, 2025. The company recognizes revenue from three categories: (i) subscriptions, (ii) licenses and (iii) services and other. The Company’s contracts with customers may include a combination of promises to transfer software licenses, maintenance, and services to a user. Judgment is required to determine if the promises are separate performance obligations, and if so, the allocation of the transaction price to each performance obligation. For contracts with multiple performance obligations, revenue is allocated to each performance obligation based on its relative standalone selling price. Services are performed on both a time and materials and a fixed fee basis. For time and materials contracts, revenue is recognized as the services are provided. For fixed-fee contracts, revenue is recognized using the percentage of completion basis, based on the costs incurred relative to the total estimated costs, or based on task-based milestones in the contract, which reflect the percentage of effort incurred of the total contract at each period end.

The principal considerations for our determination that performing procedures relating to the Company’s revenue recognition is a critical audit matter are (i) the significant judgment by management in identifying the separate performance obligations and measuring progress in overtime recognition and (ii) a high degree of audit judgment in performing procedures and evaluating management’s significant judgments related to identifying the separate performance obligations and measuring progress in overtime recognition.
Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the combined financial statements. These procedures included (i) analytical procedures, including procedures related to large transactions, anomalies, unexpected trends or variation and (ii) detailed tests on a sample basis of major contracts to validate the reasonableness of significant assumptions related to accuracy in revenue recognition.
/s/ PricewaterhouseCoopers AB
Stockholm, Sweden
March 24, 2026
We have served as the Company's auditor since 2025.

OCTAVE BUSINESS OF HEXAGON
Combined Balance Sheets
In thousands

	As of December 31,
	2025	2024
ASSETS
Current assets:
Cash and cash equivalents	$156,069	$97,214
Accounts receivable, net	400,686	383,439
Prepaids and other current assets	100,008	83,830
Total current assets	656,763	564,483
Property and equipment, net	54,642	56,433
Operating lease right-of-use-assets	50,605	59,118
Goodwill	6,221,366	6,213,377
Intangible assets, net	1,649,408	1,671,816
Deferred income taxes	29,903	29,923
Other noncurrent assets	33,564	33,412
Total assets	$8,696,251	$8,628,562
LIABILITIES
Current liabilities:
Accounts payable	$48,765	$44,415
Accrued compensation	113,532	114,179
Deferred revenue	380,612	315,279
Operating lease liabilities	15,683	16,444
Other current liabilities	94,282	70,348
Total current liabilities	652,874	560,665
Operating lease liabilities - noncurrent	36,770	44,213
Deferred income taxes	269,152	244,574
Other noncurrent liabilities	59,820	105,423
Total liabilities	1,018,616	954,875
Commitments and contingencies (Note 12)
EQUITY
Net Parent investment	7,749,558	7,795,874
Accumulated other comprehensive loss	(71,923)	(122,187)
Total equity	7,677,635	7,673,687
Total liabilities and equity	$8,696,251	$8,628,562
See the accompanying Notes to Combined Financial Statements.

OCTAVE BUSINESS OF HEXAGON
Combined Statements of Operations
In thousands

	Year Ended December 31,
	2025	2024	2023
Revenue:
Subscriptions	$1,080,372	$994,721	$916,639
Licenses	198,180	295,650	292,030
Subscriptions and licenses	1,278,552	1,290,371	1,208,669
Services and other	359,346	326,134	343,821
Total revenue	1,637,898	1,616,505	1,552,490
Cost of revenue:
Cost of subscriptions and licenses (1)	169,423	213,134	220,787
Cost of services and other	238,735	221,194	230,203
Total cost of revenue	408,158	434,328	450,990
Gross profit	1,229,740	1,182,177	1,101,500
Operating expenses:
Research and development	182,864	157,352	145,774
Sales and marketing	389,308	361,613	352,014
General and administrative	169,356	139,313	134,030
Amortization of intangible assets	155,498	127,411	115,977
Other operating (income) expense, net	(4,136)	996	29,670
Total operating expenses	892,890	786,685	777,465
Income from operations	336,850	395,492	324,035
Other (expense) income, net	(15,521)	614	221
Income before income tax	321,329	396,106	324,256
Provision for income taxes	73,225	84,899	78,603
Net income	$248,104	$311,207	$245,653
__________________
(1)For the years ending December 31, 2025, 2024, and 2023, Cost of subscriptions and licenses include related party cost of subscriptions and licenses of $7.3 million, $7.3 million, and $27.8 million, respectively.
See the accompanying Notes to Combined Financial Statements.

OCTAVE BUSINESS OF HEXAGON
Combined Statements of Comprehensive Income
In thousands

	Year Ended December 31,
	2025	2024	2023
Net income	$248,104	$311,207	$245,653
Other comprehensive income (loss), net of taxes:
Foreign currency translation adjustments	50,264	(33,803)	8,815
Total other comprehensive income (loss), net of taxes	50,264	(33,803)	8,815
Comprehensive income	$298,368	$277,404	$254,468
See the accompanying Notes to Combined Financial Statements.

OCTAVE BUSINESS OF HEXAGON
Combined Statements of Equity
In thousands

	Net Parent investment	Accumulated other comprehensive loss	Total equity
Balance as of December 31, 2022	$7,515,743	$(97,199)	7,418,544
Net income	245,653	—	245,653
Foreign currency translation adjustments	—	8,815	8,815
Net transfers from Parent	40,602	—	40,602
Balance as of December 31, 2023	$7,801,998	$(88,384)	$7,713,614
Net income	311,207	—	311,207
Foreign currency translation adjustments	—	(33,803)	(33,803)
Net transfers to Parent	(317,331)	—	(317,331)
Balance as of December 31, 2024	$7,795,874	$(122,187)	$7,673,687
Net income	248,104	—	248,104
Foreign currency translation adjustments	—	50,264	50,264
Net transfers to Parent	(294,420)	—	(294,420)
Balance as of December 31, 2025	$7,749,558	$(71,923)	$7,677,635
See the accompanying Notes to Combined Financial Statements.

OCTAVE BUSINESS OF HEXAGON
Combined Statements of Cash Flows
In thousands

	Year Ended December 31,
	2025	2024	2023
Cash flows from operating activities:
Net income	$248,104	$311,207	$245,653
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	167,531	139,297	126,838
Stock-based compensation expense	16,696	15,017	14,877
Deferred income taxes	22,869	64	38,519
Impairment of intangible assets	2,191	3,967	22,792
Remeasurement of contingent consideration reserves	(54,950)	(7,576)	(26,754)
Restructuring and other charges	7,011	(16,254)	16,337
Loss on divestitures	16,578	—	—
Other	4,383	(3,019)	339
Changes in assets and liabilities, net of effect from acquisitions:
Accounts receivable	(10,913)	9,065	(7,617)
Prepaids and other current assets	(24,578)	15,589	(20,486)
Accounts payable	6,113	2,647	(4,577)
Accrued compensation	(3,975)	(4,751)	13,874
Deferred revenue	50,774	20,726	44,579
Other assets and liabilities	18,045	16,183	(27,938)
Net cash provided by operating activities	465,879	502,162	436,436
Cash flows from investing activities:
Purchases of property and equipment	(9,547)	(7,053)	(9,904)
Capitalization of software development costs	(136,673)	(134,942)	(122,356)
Acquisitions, net of cash acquired	(16,751)	(20,626)	(303,203)
Proceeds from divestitures	57,049	—	—
Other	1,147	(2,384)	3,314
Net cash used in investing activities	(104,775)	(165,005)	(432,149)
Cash flows from financing activities:
Net transfers (to) from Parent	(307,196)	(332,348)	25,725
Payment of contingent consideration	—	—	(500)
Net cash (used in) provided by financing activities	(307,196)	(332,348)	25,225
Effect of foreign exchange rate changes on cash and cash equivalents	4,947	(7,114)	(397)
Net increase (decrease) in cash and cash equivalents	58,855	(2,305)	29,115
Cash and cash equivalents at beginning of period	97,214	99,519	70,404
Cash and cash equivalents at end of period	$156,069	$97,214	$99,519

Supplemental cash flow information:
Income taxes paid, net of refunds	$31,871	$61,091	$30,428
See the accompanying Notes to Combined Financial Statements.

OCTAVE BUSINESS OF HEXAGON
NOTES TO COMBINED FINANCIAL STATEMENTS
(Dollars in thousands, unless noted otherwise)
NOTE 1. BACKGROUND AND BASIS OF PRESENTATION
Background
The accompanying Combined Financial Statements and notes present the combined results of operations, financial position and cash flows of the Asset Lifecycle Intelligence (“ALI”), Safety, Infrastructure & Geospatial (“SIG”), ETQ and Bricsys businesses (collectively, “Octave” or the “Company”) of Hexagon AB (“Hexagon” or “Parent”).
Octave provides a suite of software solutions that help organizations design, build, operate, and protect their physical assets, people and critical infrastructure. These workflow environments often involve different teams, specialized tools, and large volumes of information that are difficult to integrate or interpret without context. When data is organized into separate systems or isolated workflows, decision making slows down, quality issues are harder to identify, and teams may miss early signs of risk or system failure.
The Company’s platform connects data, events, and workflows across these environments and applies context-aware intelligence to help customers understand what is happening, what may happen next, and how actions in one area affect conditions in another. By providing a clearer picture of current and emerging conditions, Octave’s software helps optimize the performance and reliability of the systems that teams depend on so they can act quicker and reduce risk. Octave refers to its suite of software solutions collectively as its platform, noting that different components of the software architecture are at various stages of technical integration and interoperability.
On March 4, 2025, Hexagon announced that its board of directors had directed management to prepare for the separation of a single reporting entity comprising its ALI and SIG divisions, as well as the related ETQ and Bricsys businesses, by way of a Lex-ASEA distribution (or Distribution) to its shareholders. The Company expects the transaction to be completed in mid-2026. The separation, Distribution and listing remain subject to final approval of the Hexagon board of directors and shareholders, as well as being subject to other conditions, consents and regulatory approvals. There can be no assurances that a separation, Distribution or listing will occur.
Basis of Presentation
These Combined Financial Statements have been derived from the consolidated financial statements and accounting records of Hexagon. These Combined Financial Statements reflect the combined historical results of operations, financial position and cash flows of the Company for the periods presented as historically operated within Hexagon in conformity with generally accepted accounting principles in the United States (“U.S. GAAP”). The Combined Financial Statements may not be indicative of the Company’s future performance and do not necessarily reflect what the financial position, results of operations, and cash flows would have been had it operated as an independent company during the periods presented.
All intracompany transactions have been eliminated. All significant intercompany transactions between Octave and Parent have been included in these Combined Financial Statements. For those transactions between the Company and Parent that are historically settled in cash, the Company has reflected such balances in the Combined Balance Sheets as due from related parties or due to related parties. The total net effect of the settlement of intercompany transactions not historically settled in cash are reflected in the Combined Statements of Cash Flows as a financing activity and in the Combined Balance Sheets as Net Parent investment, with the difference between the amounts presented in the Combined Statements of Equity and the Combined Statements of Cash Flows being attributable to stock-based compensation.

Historically, Hexagon provided certain corporate functions to the Company and costs associated with these functions were allocated to the Company. These functions include, but are not limited to, corporate communications, executive management, legal, human resources, treasury, finance, accounting, information technology, and the related benefit costs associated with such functions, such as stock-based compensation. The costs of such services were allocated to the Company based on direct usage when identifiable, with the remainder allocated on a pro rata basis of revenue of the Company and Hexagon. The charges for these functions are included in Sales and marketing and General and administrative expenses in the Combined Statements of Operations. The Company believes the basis on which the expenses have been allocated are a reasonable reflection of the utilization of services provided to, or the benefit received by, Octave during the periods presented; however, they may not be indicative of the actual expense that would have been incurred had the Company been operating as a standalone company for the periods presented.
Actual costs that may have been incurred if the Company had been a standalone company would depend on a number of factors, including the organizational structure, pricing power, whether functions were outsourced or performed by employees, and strategic decisions made in areas such as information technology and corporate infrastructure. The Company is unable to quantify the amounts that it would have recorded during the historical periods on a standalone basis, as it is not practicable to do so. Going forward, the Company may perform these functions using its own resources or outsourced services. For an interim period, however, some of these functions may continue to be provided by the Parent under a transition services agreement following the closing.
Hexagon utilizes a centralized treasury management function for financing its operations. The cash and cash equivalents held by Hexagon at the corporate level are not specifically identifiable to the Company and therefore have not been reflected in the Combined Balance Sheets. Cash transfers between Hexagon and the Company are accounted for through Net Parent investment. Cash and cash equivalents in the Combined Balance Sheets represent cash and cash equivalents directly identifiable to the Company and its operations. The Combined Financial Statements include certain assets and liabilities that have historically been held at the Hexagon corporate level but are specifically identifiable or otherwise attributable to the Company. Hexagon’s third-party long-term debt and the related interest expense have not been allocated to the Company for any of the periods presented as the Company was not the legal obligor of such debt and the Hexagon borrowings were not directly attributable to the Company. The income tax provision included in these Combined Financial Statements has been calculated using the separate return basis, as if the Company had filed separate tax returns.
NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
Use of Estimates: The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosures of contingent assets and liabilities at the date of the financial statements as well as the reported amounts of revenues and expenses during the reporting period. Estimates are based on several factors including the facts and circumstances available at the time the estimates are made, historical experience, risk of loss, general economic conditions and trends, and the assessment of the probable future outcome. Actual results could differ from those estimates. Estimates and assumptions are reviewed periodically, and the effects of changes, if any, are reflected in the Combined Statements of Operations in the period that they are determined.
Currency Translation: The Company’s reporting currency is the U.S. dollar (“USD”). Assets and liabilities of non-United States subsidiaries, where the functional currency is not the U.S. dollar, have been translated at year-end exchange rates, and income and expense accounts have been translated using average exchange rates throughout the year. Adjustments resulting from the process of translating an entity’s financial statements into the U.S. dollar have been recorded in the equity section of the Combined Balance Sheets within Accumulated other comprehensive loss. Transactions that are denominated in a currency other than an entity’s functional currency are subject to changes in exchange rates with the resulting gains and losses recorded within Other operating (income) expense, net. Transaction gains and losses in determining net income are not material for all periods presented.

Cash and Cash Equivalents: Cash and cash equivalents include cash on hand, demand deposits and all highly liquid investments with original maturities at the time of purchase of three months or less. The Company maintains amounts on deposit at various financial institutions, which may at times exceed federally insured limits. However, management periodically evaluates the credit-worthiness of those institutions and has not experienced any losses on such deposits during the periods presented.
Accounts Receivable, Net: Accounts receivable primarily represent receivables from customers for goods and services that have been invoiced but not yet collected, as well as unbilled receivables for which the Company has recognized revenue but not yet issued an invoice. Accounts receivables are recorded at their invoiced amounts and generally do not accrue interest.
The Company establishes an allowance for doubtful accounts for expected losses during the accounts receivable collection process. The allowance for doubtful accounts reduces the accounts receivable balance to the amount expected to be collected. The development of the allowance for doubtful accounts is based on an expected loss model which considers historical write-off and recovery experience, aging trends affecting specific accounts, and general operational factors affecting all accounts. Provisions for credit losses are recorded to General and administrative expenses in the Combined Statement of Operations. Account balances are charged off against the allowance after all means of collection have been exhausted and the potential for recovery is considered remote.
Contract assets are evaluated for expected credit losses using the same methodology, as they share similar risk characteristics with the Company’s trade accounts receivables arising from the same types of contracts.
The Company considers current economic trends and considers reasonable and supportable forecasts of future conditions when evaluating the adequacy of the allowance for doubtful accounts. If circumstances relating to specific customers change or unexpected changes occur in the general business environment, the Company's estimate of the recoverability of accounts receivables could be further adjusted.
Activity related to the Company’s allowance for doubtful accounts is as follows:

	Year ended December 31,
	2025	2024	2023
Balance, beginning of year	$16,380	$18,310	$24,574
Additions to reserve	9,494	7,139	7,849
Write-offs, net of recoveries	(5,676)	(8,534)	(14,162)
Foreign currency translation adjustments	217	(535)	49
Balance, end of year	$20,415	$16,380	$18,310
Inventories: Inventories, which are primarily raw materials, are computed at standard costs which approximate actual costs and are valued at the lower of cost or net realizable value based on the first-in, first-out method. The Company assesses the valuation of inventory periodically and adjusts the value for estimated excess and obsolete inventory based on future demand and actual usage. Inventory provisions are recorded when the costs are determined to be in excess of anticipated demand or when inventory is considered obsolete.
Property and Equipment, Net: Property and equipment are stated at cost, less accumulated depreciation. Assets placed in service are recorded at cost and depreciated using the straight-line method over the estimated useful life of the asset except for leasehold improvements, which are depreciated over the shorter of their economic useful life or their lease term. The range of useful lives used to depreciate property and equipment is as follows:

Computers	4 years
Equipment, furniture, and fixtures	2 to 8 years
Buildings and improvements	5 to 30 years
Leasehold improvements	Shorter of the lease term or the estimated useful life

The Company assesses the recoverability of the carrying value of its property and equipment whenever events or changes in circumstances indicate that the carrying amount of the asset group may not be recoverable. Recoverability is measured by a comparison of the carrying amount of an asset group to the future net undiscounted cash flows expected to be generated by the asset group. If the undiscounted cash flows are less than the carrying amount of the asset group, an impairment loss is recognized for the amount by which the carrying value of the asset group exceeds the fair value of the asset group.
Goodwill: The Company records goodwill as the excess of the purchase price over the fair value of the net assets acquired in a business combination. Subsequent to the closing of a business combination, the Company evaluates and records adjustments, as applicable, to the preliminary amounts recorded over the relevant measurement period, which is not to exceed one year from the acquisition date. Goodwill is assessed for impairment at the reporting unit level annually during the fourth quarter of each year, or if a triggering event occurs or changes in circumstances indicate that the carrying amount may not be fully recoverable. In testing for goodwill impairment, the Company may first qualitatively assess whether it is more likely than not (a likelihood of more than 50%) that a goodwill impairment exists. A qualitative assessment includes a review of qualitative factors, including company-specific (financial performance and long-range plans), industry, and macroeconomic factors, and a consideration of the fair value of the reporting unit at the last valuation date. If it is determined that a quantitative assessment is required, the impairment test compares the carrying value of a reporting unit to its fair value. To the extent that the carrying value of the reporting unit exceeds its estimated fair value, an impairment loss will be recognized for the amount by which the reporting unit’s carrying amount exceeds its fair value, not to exceed the carrying amount of goodwill in that reporting unit.
There was no goodwill impairment as a result of the Company’s annual impairment assessment conducted for the year ended December 31, 2025 utilizing a quantitative assessment, nor were there any goodwill impairments as a result of the Company’s annual impairment assessments conducted for the years ended December 31, 2024, or 2023 utilizing a qualitative assessment. The Company’s quantitative impairment assessment conducted for the year ended December 31, 2025 was performed utilizing a discounted cash flow analysis and resulted in an estimated fair value of the Company’s single reporting unit exceeded its carrying value by approximately 8%.
Intangible Assets, Net: Intangible assets consist of developed technology, customer relationships, capitalized software development expenses, other intangible assets, and trademarks. These intangible assets are acquired through business combinations, direct purchases, or internally developed capitalized software.
Capitalized Development Expenses
The Company capitalizes certain costs incurred in connection with the internal development of software for both internal-use and to be sold, leased, or marketed. For all periods presented, the majority of costs incurred, as well as those capitalized, pertain to software to be sold, leased, or marketed.
Internal-use Software: Specific to internal-use software, costs incurred during the preliminary project stage, which includes activities such as research, planning, evaluating alternatives, and determining performance requirements, are expensed as incurred. Upon completion of the preliminary project stage, management’s authorization and commitment to funding, and that it is probable the project will be completed and the software performs as intended, direct costs such as external contractor fees, payroll, and other related costs are capitalized. Capitalization ceases when the software is substantially complete and ready for its intended use.
Software to be Sold, Leased, or Marketed: Specific to costs of software to be sold, leased, or marketed, costs incurred during the detailed program design stage, which includes activities such as planning, evaluating alternatives, and determining performance requirements, are expensed as incurred. Once technological feasibility is established, after completion and validation of design specifications, including functional, feature, and technical performance requirements, direct costs such as external contractor fees, payroll, and other related costs are capitalized. Capitalization ceases when the software is substantially complete and ready for general release.
If the development project does not meet the criteria for capitalization, all associated costs are expensed as incurred. Additionally, if it is not possible to distinguish between the preliminary and development phases, costs are expensed.

Capitalized development expenses are stated at cost, less accumulated amortization and impairment losses. For the years ended December 31, 2025, 2024, and 2023, total costs capitalized were $136.7 million, $134.9 million, and $122.3 million, respectively.
For the years ended December 31, 2025, 2024, and 2023, the related amortization recorded within Amortization of intangible assets in the Combined Statements of Operations was $82.2 million, $54.9 million, and $36.7 million, respectively.
The Company reviews the carrying value, estimated useful life, and amortization method of capitalized development costs at least annually, or more frequently if indicators of impairment exist. Adjustments are made as necessary based on changes in expected use or technological obsolescence. During the years ended December 31, 2024, and 2023, the Company recognized impairment charges of $4.0 million and $19.2 million related to certain projects due to the technology becoming obsolete after acquisitions by the Company. These charges were recorded as Other operating (income) expense, net. There were no impairments during the year ended December 31, 2025.
Acquired Intangible Assets
Acquisition-related and separately acquired intangible assets are recorded at cost, or, if acquired in a business combination, at fair value as of the acquisition date, less accumulated amortization and impairment losses, if any. The Company’s intangible assets with a finite-life include developed technology, customer relationships, capitalized development expenses, and other intangible assets through business combinations. For finite-life intangible assets, amortization begins when the asset is available for its intended use. Residual values are generally assumed to be zero unless a salvage value is expected.
The Company reviews finite-life intangible assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. If the sum of the expected undiscounted future cash flows is less than the carrying amount, an impairment loss is recognized in an amount equal to the excess of the carrying amount over the asset’s fair value. During the years ended December 31, 2025, and 2023, the Company recognized impairment charges of $2.2 million and $3.6 million related to the developed technology of a prior acquisition. These charges were recorded as Other operating (income) expense, net. There were no impairments during the year ended December 31, 2024.
Intangible assets with a finite-life are amortized on a straight-line basis over their estimated useful lives. The estimated useful lives of major intangible asset classes are as follows:

Developed technology	3 to 15 years
Customer relationships	15 to 25 years
Capitalized development expenses	3 to 5 years
Other intangible assets	2 to 5 years
Intangible assets with an indefinite-life include trademarks. Similar to goodwill, indefinite-life intangible assets are assessed for impairment on an annual basis during the fourth quarter or more frequently if certain events occur indicating that the carrying value of the intangible asset may be impaired.
Business Combinations: Acquisitions are recorded using the acquisition method of accounting. The Company includes the operating results of acquired entities from their respective dates of acquisition. The Company recognizes and measures the identifiable assets acquired and liabilities assumed as of the acquisition date fair value. The excess, if any, of total consideration transferred in a business combination over the fair value of identifiable assets acquired, liabilities assumed, and any non-controlling interest is recognized as goodwill. Costs incurred as a result of a business combination other than costs related to the issuance of debt or equity securities are recorded in the period the costs are incurred. Transaction costs related to acquisitions are expensed as incurred.

Some acquisitions contain contingent consideration which is based on the outcome of the acquired company earnings for a predetermined period. At the acquisition date, management estimates the expected fulfillment of these targets, and the contingent consideration is measured at fair value, using the income approach. It is included as part of the total consideration transferred and recognized as a financial liability. The initial fair value measurement is based on the expected outcome of the acquiree’s performance, and the amount expected to be paid by the Company. Subsequent to the acquisition date, contingent consideration classified as a liability is remeasured at fair value at each reporting period, with changes recognized in earnings.
The Company determines the fair value of the intangible assets using various valuation techniques, including the relief-from-royalty method and the multi-period excess earnings method. The fair values of customer relationships are determined using the multi-period excess earnings method based on discounted projected net cash flows associated with the net earnings attributable to the acquired customer relationships. The projected future cash flows are discounted to present value using an appropriate discount rate. The fair values of developed technology or trade names are estimated utilizing the relief from royalty method, which is a form of the income approach based on royalty rates determined from observed market royalties applied to projected revenue supporting the developed technology and discounted to present value using an appropriate discount rate. These models used to estimate the fair value for the Company’s business combinations utilize certain unobservable inputs classified as Level 3 measurements, as further described in the “Fair Value Measurements” section below.
Leases: The Company determines if an arrangement is a lease at inception of the contract, which is the date on which the terms of the contract are agreed to, and the agreement creates enforceable rights and obligations. A contract is or contains a lease when the Company has the right to control the use of an identified asset for a period of time. The commencement date of the lease is the date that the lessor makes an underlying asset available for use by the lessee. On the commencement date, leases are evaluated for classification and assets and liabilities are recognized based on the present value of lease payments over the lease term.
The lease term used to calculate the lease liability includes options to extend or terminate the lease when it is reasonably certain that the option will be exercised. The right-of-use (“ROU”) asset is initially measured as the amount of lease liability, adjusted for any initial lease costs, prepaid lease payments and any lease incentives.
As most leases do not provide an implicit rate, the Company uses the incremental borrowing rate at lease commencement to measure ROU assets and lease liabilities. The Company uses a benchmark senior unsecured yield curve for debt instruments over the similar term, and consider specific credit quality, market conditions, tenor of lease arrangements, and quality of collateral to determine the incremental borrowing rate.
Operating lease expense is generally recognized on a straight-line basis over the lease term. The Company has elected the practical expedient to account for the lease and non-lease components as a single lease component for all asset classes. For leases with an initial term of one year or less, the Company has elected not to record the ROU asset or liability.
Income Taxes: The Company’s operations are subject to United States federal, state and local and foreign income taxes. In preparing its Combined Financial Statements and to the extent the Company has historically been included in the Hexagon’s income tax returns, the Company has determined the tax provision for those operations on a separate return basis. The separate return method applies Accounting Standards Codification (“ASC”) 740, Income Taxes to the standalone financial statements of each member of the consolidated group as if the group members were separate taxpayers. As a result, actual transactions included in the consolidated financial statements of Hexagon may not be included in the separate Combined Financial Statements of the Company. Similarly, the tax treatment of certain items reflected in the Combined Financial Statements of the Company may not be reflected in the consolidated financial statements and tax returns of Hexagon. Therefore, items such as net operating losses, credit carryforwards and valuation allowances may exist in the standalone financial statements that may or may not exist in Hexagon’s consolidated financial statements. As such, the income taxes of the Company as presented in the Combined Financial Statements may not be indicative of the income taxes that the Company will generate in the future.

Deferred tax assets and liabilities are determined based on temporary differences between financial reporting and tax bases of assets and liabilities, applying enacted tax rates expected to be in effect for the year in which the differences are expected to reverse. The Company recognizes future tax benefits, such as net operating losses and tax credits, to the extent that realizing these benefits is considered in its judgment to be more likely than not. The Company regularly reviews the recoverability of its deferred tax assets considering its historic profitability, projected future taxable income, timing of the reversals of existing temporary differences and the feasibility of its tax planning strategies. Where appropriate, the Company records a valuation allowance with respect to a future tax benefit.
The Company recognizes liabilities for uncertain tax positions based on a two-step process. To the extent a tax position does not meet a more-likely-than-not level of certainty, no benefit is recognized in the financial statements. If a position meets the more-likely-than-not level of certainty, it is recognized in the financial statements at the largest amount that has a greater than 50% likelihood of being realized upon ultimate settlement. Interest and penalties related to unrecognized tax benefits are recognized in liabilities recorded for uncertain tax positions and are recorded in the provision for income taxes. The actual liability for unrealized tax benefits in any such contingency may be materially different from the Company’s estimates, which could result in the need to record additional liabilities for unrecognized tax benefits or potentially adjust previously recorded liabilities for unrealized tax benefits and may materially affect the Company’s operating results.
Revenue Recognition: The Company recognizes revenue for the transfer of services or products to customers in an amount that reflects the consideration to which the Company expects to be entitled in exchange for those services or products. The principle is achieved through the following five-step approach:
•Identification of the contract, or contracts, with the customer
•Identification of the performance obligation in the contract
•Determination of the transaction price
•Allocation of the transaction price to the performance obligations in the contract
•Recognition of revenue when, or as, the Company satisfies a performance obligation
The Company generates revenue from three categories: (i) subscriptions, (ii) license and (iii) services and other.
The Company has elected the practical expedient under ASC 606-10-32-18 and does not account for significant financing components if the period between revenue recognition and when the customer pays for the products or services is one year or less. Additionally, the Company recognizes revenue equal to the amount the Company has a right to invoice when the amount corresponds directly with the value to the customer of the Company’s performance to date. Revenue is recognized net of any taxes collected from customers that are subsequently remitted to governmental authorities.
Subscriptions
Subscriptions revenue includes: (i) monthly subscription licenses, (ii) SaaS-based subscriptions, and (iii) maintenance subscriptions. The Company provides monthly subscription licenses for its software products, allowing the customer to respond to demand and market needs by determining the number of licenses they purchase each month. SaaS-based subscriptions are delivered as turn key solutions delivered on public-cloud infrastructure. Support subscriptions are included in the monthly licenses and SaaS-based subscription price for customers, and cannot be purchased separately. Support subscriptions revenue also consists of fees for support subscription plan agreements that may have been optionally purchased with a perpetual software license, and renewal fees for the extension of those plans. Under the support subscription plan, customers are eligible to receive unspecified software upgrades and technical support over a specified period, which is typically one year.
Revenue for the monthly subscription licenses is recognized at the point in time the license is granted. Revenue for SaaS-based subscriptions and maintenance subscriptions is generally recognized ratably over the contract term reflecting the continuous transfer of performance obligations to the customer.

License
License revenue consists of perpetual software licenses for software which is installed on customer-specified servers for a one-time license fee. The Company generally recognizes revenue from perpetual software licenses at the point in time when control of the software is transferred to the customer.
Services and Other
The Company provides professional services, including installation, configuration, consulting, training, and managed services. These services are performed on both a time and materials and a fixed fee basis. For time and materials contracts, revenue is recognized as the services are provided. For fixed-fee contracts, revenue is recognized using the percentage of completion basis, based on the costs incurred relative to the total estimated costs, or based on task-based milestones in the contract, which reflect the percentage of effort incurred of the total contract at each period end.
Contracts with Multiple Performance Obligations
The Company’s contracts with customers may include promises to transfer software licenses (perpetual or term-based), maintenance, and services to a user. A performance obligation is considered distinct if the customer can benefit from the good or service on its own or with other readily available resources and if it is separately identifiable in the contract. Judgment is required to determine if the promises are separate performance obligations, and if so, the allocation of the transaction price to each performance obligation. When an arrangement includes multiple performance obligations which are concurrently delivered and have the same pattern of transfer to the customer, the Company accounts for those performance obligations as a single performance obligation. For contracts with multiple performance obligations, revenue is allocated to each performance obligation based on its relative standalone selling price (“SSP”). The primary method used to estimate the SSP is the price that the Company charges for that good or service when the Company sells it separately in similar circumstances to similar customers.
Contract Assets and Contract Liabilities
The timing of revenue recognition may differ from the timing of invoicing customers, and these timing differences result in receivables (billed or unbilled), contract assets, or contract liabilities (deferred revenue) in the Combined Balance Sheets.
The Company records a contract asset when revenue is recognized prior to the right to invoice, or deferred revenue when revenue is recognized subsequent to invoicing.
For time-based agreements, customers are generally invoiced in equal monthly or quarterly amounts, although some customers prefer to be invoiced in single or annual amounts. Payment terms and conditions vary by contract type, although terms generally include a requirement of payment within 30 to 60 days. The Company does not have any material variable consideration, such as obligations for returns, refunds, or warranties.
The Company records an unbilled receivable when revenue is recognized and the Company has an unconditional right to invoice and receive payment. Unbilled receivables represent amounts that are unbilled due to agreed-upon contractual terms in which billing occurs subsequent to revenue recognition and are included in Accounts receivable, net in the Combined Balance Sheets. As of December 31, 2025 and 2024, unbilled receivables were $80.7 million and $79.7 million, respectively.
Concentration of Credit Risk: Financial instruments that potentially subject the Company to significant concentrations of credit risk consist principally of cash equivalents and accounts receivable. To reduce credit risk, the Company performs ongoing credit evaluations of its customers and limits the amount of credit extended when deemed necessary. Generally, the Company requires no collateral from its customers. The Company maintains an allowance for potential credit losses but historically has not experienced any significant losses related to individual customers or groups of customers in any particular industry or geographic region.
The Company’s Cash and cash equivalents are deposited with financial institutions and invested in money market funds that the Company believes are of high credit quality.

Fair Value Measurements: Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A three-level fair value hierarchy that prioritizes information used in developing assumptions when pricing an asset or liability as follows:
•Level 1: Observable inputs such as quoted prices in active markets;
•Level 2: Inputs, other than quoted prices in active markets, that are observable either directly or indirectly; and
•Level 3: Unobservable inputs where there is little or no market data, which requires the reporting entity to develop its own assumptions.
When inputs used to measure fair value fall within different levels of the hierarchy, the level within which the fair value measurement is categorized is based on the lowest level input that is significant to the fair value measurement.
The carrying values of Cash and cash equivalents, Accounts receivable and Accounts payable are a reasonable estimate of their fair value due to the short-term nature of these instruments.
The Company’s contingent consideration liabilities are classified within level 3, as it is estimated using inputs that are not observable in the market related to future revenue forecast of the business acquired.
Stock-based Compensation: The Company’s employees have historically participated in the Parent’s stock-based compensation plans. The Company accounts for stock-based compensation plans using a fair-value based method. Fair value is measured once at the date of grant and is not adjusted for subsequent changes. The Parent’s stock-based compensation plans include programs for performance share awards, which may entitle employees to Class B shares of Hexagon, if performance conditions are met during the measurement period. These are equity classified awards. The Company accounts for forfeitures of awards as they occur.
Segments: The Company operates as a single operating and reportable segment. Operating segments are defined as components of an enterprise about which separate financial information is evaluated regularly by the chief operating decision maker (“CODM”) in deciding how to allocate resources and in assessing performance. The Company’s CODM is the Octave Chief Executive Officer, who reviews financial information presented on a combined basis. The CODM uses Net income, as presented in the Combined Statements of Operations, as the primary measure of profit or loss in assessing the Company’s performance and in making decisions regarding the allocation of resources. The CODM evaluates the components of Net income by comparing budget-to-actual and period-over-period results. The segment expense categories regularly provided to the CODM are the captions presented in the Combined Statements of Operations and, therefore, there are no additional segment expense categories to disclose. The CODM does not use segment asset information to evaluate operating performance or allocate resources.
Revenues by geographic region are presented in Note 3, “Revenue from Contracts with Customers.”

Long-lived assets, which consists of Property and equipment, net and Operating lease right-of-use-assets, by geographic region are as follows:

	As of December 31,
	2025	2024
Americas: (1)
United States	$40,948	$51,432
Other Americas	2,646	4,027
EMIA: (2)
India	11,939	13,529
Germany	13,585	11,480
Other EMIA	29,393	29,589
APAC (3)	6,736	5,494
Total long-lived assets	$105,247	$115,551
__________________
(1)Americas includes the United States, Canada, and Latin America.
(2)EMIA includes Europe, Middle East, India, and Africa.
(3)APAC includes the Asia-Pacific region, excluding India.
Operations in Ireland, our country of domicile, are not material in all periods presented.
Net Parent Investment: Net Parent investment in the Combined Balance Sheets represents the Parent’s historical investment in the Company, the accumulated net earnings after taxes and the net effect of the transactions with and allocations from the Parent. As the Company has no common capital structure for the combined business, it has not presented historical earnings per share.
Recent Accounting Pronouncements: The Company considers the applicability and impact of all Accounting Standards Updates (“ASU”) issued by the Financial Accounting Standards Board (“FASB”). ASUs not listed below were assessed and determined to be either not applicable or are expected to have a minimal impact on the Combined Statements of Operations, Combined Balance Sheets and Combined Statements of Cash Flows.
In December 2025, the FASB issued ASU No. 2025-11, Interim Reporting (Topic 270): Narrow-Scope Improvements (“ASU 2025-11”). ASU 2025-11 is intended to update the guidance in Topic 270 by improving navigability of the required interim disclosures, clarifying when that guidance is applicable and adding a principle that requires entities to disclose events since the end of the last annual reporting period that have a material impact on the entity. ASU 2025-11 is effective for the Company for interim reporting periods within annual reporting periods beginning after December 15, 2027. Early adoption is permitted. The Company is currently evaluating the impact of the adoption of ASU 2025-11 on its Combined Financial Statements and related disclosures.
In September 2025, the FASB issued ASU No. 2025-06, Intangibles—Goodwill and Other—Internal-Use Software (Subtopic 350-40): Targeted Improvements to the Accounting for Internal-Use Software (“ASU 2025-06”). The amendments in ASU 2025-06 remove the concept of development stages and introduce a principles-based model for capitalizing internal-use software costs, including those related to agile and cloud-based development. The guidance also consolidates website development costs under ASC 350-40 and enhances disclosure requirements related to software development activities. ASU 2025-06 is effective for the Company for annual reporting periods beginning after December 15, 2027, and interim periods within those annual periods, and should be applied prospectively, with optional retrospective or modified retrospective transition methods. Early adoption is permitted. The Company is currently evaluating the impact of the adoption of ASU 2025-06 on its Combined Financial Statements and related disclosures.

In July 2025, the FASB issued ASU No. 2025-05, Financial Instruments—Credit Losses (Topic 326): Measurement of Credit Losses for Accounts Receivable and Contract Assets (“ASU 2025-05”). The amendments in ASU 2025-05 provide entities with a practical expedient to simplify the estimation of expected credit losses on current accounts receivable and current contract assets that arise from transactions accounted for under ASC 606, Revenue from Contracts with Customers (“ASC 606”) by allowing the assumption that current conditions as of the balance sheet date will not change during the remaining life of the asset. ASU 2025-05 is effective for the Company and should be applied prospectively, for its annual reporting periods beginning after December 15, 2025, and interim reporting periods within those annual reporting periods. Early adoption is permitted. The Company currently does not expect a material impact of the adoption of ASU 2025‑05 on its Combined Financial Statements and related disclosures.
In November 2024, FASB issued ASU No. 2024-03, Income Statements-Reporting Comprehensive Income-Expense Disaggregation Disclosures (Subtopic 220-40): Disaggregation of Income Statement Expenses ("ASU 2024-03"), which requires enhanced disclosure of income statement expense categories to improve transparency and provide financial statement users with more detailed information about the nature, amount, and timing of expenses impacting financial performance. ASU 2024-03 is effective for the Company for the annual reporting period beginning after December 15, 2026, and interim periods beginning after December 15, 2027. Early adoption is permitted. The amendments in ASU 2024-03 may be adopted either on a prospective basis to financial statements issued for reporting periods after the effective date or on a retrospective basis to all periods presented. The Company is currently evaluating the impact of the adoption of ASU 2024-03; however, other than additional disclosure, the Company does not expect a change to the Combined Financial Statements.
Recently Adopted Accounting Standards
In December 2023, the FASB issued ASU No. 2023-09, Income Taxes (Topic 740): Improvements to Income Tax Disclosures (“ASU 2023-09”), which expands disclosures in an entity's income tax rate reconciliation table and regarding cash taxes paid both in the United States and foreign jurisdictions. The Company adopted this ASU during the year ended December 31, 2025 and provided the required disclosures with retrospective application within Note 10, “Income Taxes.”

NOTE 3. REVENUE FROM CONTRACTS WITH CUSTOMERS
Disaggregation of Revenue
The Company’s revenue based on the timing of revenue recognition is as follows:

	Year Ended December 31,
	2025	2024	2023
Recurring revenue (1)	$1,080,372	$994,721	$916,639
Non-recurring revenue (2)	557,526	621,784	635,851
Total revenue	$1,637,898	$1,616,505	$1,552,490
__________________
(1)Includes monthly subscription licenses, SaaS-based subscriptions, and maintenance subscriptions.
(2)Includes perpetual software licenses and services and other revenue.
The Company’s revenue consists of the following revenue streams:

	Year Ended December 31,
	2025	2024	2023
Revenue:
Subscription licenses	$289,858	$279,368	$254,572
SaaS	296,198	253,249	211,487
Maintenance subscription	494,316	462,104	450,580
Subscriptions	1,080,372	994,721	916,639
Licenses	198,180	295,650	292,030
Subscriptions and licenses	1,278,552	1,290,371	1,208,669
Services and other	359,346	326,134	343,821
Total revenue	$1,637,898	$1,616,505	$1,552,490
Revenue by geographic region, based upon the location of the end customer, are as follows:

	Year Ended December 31,
	2025	2024	2023
Americas: (1)
United States	$666,618	$686,568	$688,215
Other Americas	151,557	148,489	144,973
EMIA (2)	591,088	549,180	505,466
APAC (3)	228,635	232,268	213,836
Total revenue	$1,637,898	$1,616,505	$1,552,490
__________________
(1)Americas includes the United States, Canada, and Latin America.
(2)EMIA includes Europe, Middle East, India, and Africa.
(3)APAC includes the Asia-Pacific region, excluding India.
Operations in Ireland, our country of domicile, are not material in all periods presented.

Contract Balances
As of December 31, 2025, and 2024, the Company's contract assets relate to performance obligations completed in advance of the right to invoice and are included in Prepaids and other current assets in the Combined Balance Sheets. Contract assets were not material as of December 31, 2025 or 2024.
Deferred revenue consists of billings made or payments received in advance of revenue recognition from subscriptions and services. The primary changes in the Company’s deferred revenue are due to the performance under the contracts and new billings made or payments received in advance of revenue recognition from service, installation, and training. The satisfaction of performance obligations typically lags behind payments received under revenue recognition from contracts with customers. Deferred revenues are short-term in nature and are generally recognized as revenue within 12 months. As of December 31, 2025, and 2024, deferred revenue was $426.1 million and $362.5 million, respectively, and is included within Deferred revenue and Other noncurrent liabilities in the Combined Balance Sheets.
Changes in the Company’s Deferred revenue balances primarily relates to additional deferrals through new billings and reduced deferrals through revenue recognition. For the year ended December 31, 2025, the Company recognized $288.1 million of revenue that was included in the December 31, 2024 Deferred revenue balance. For the year ended December 31, 2024, the Company recognized $307.0 million of revenue that was included in the December 31, 2023 Deferred revenue balance.
Remaining Performance Obligations
The Company’s contracts with customers include amounts allocated to performance obligations that will be satisfied at a later date. As of December 31, 2025, amounts allocated to these remaining performance obligations are $426.1 million, of which the Company expects to recognize approximately 89% over the next 12 months with the remaining amount thereafter.
Costs to Obtain a Contract with a Customer
The Company recognizes an asset for the incremental costs of obtaining a contract with a customer, which consist primarily of direct sales commission earned upon execution of the contract. These contract costs are amortized based on the revenue recognition to which the contract costs relate. The Company has determined that costs under certain sales incentive programs meet the requirements to be capitalized. These costs include the Company's internal sales force compensation program for which the annual compensation is commensurate with annual sales activities.
Amortization of capitalized commission costs are included in Sales and marketing expense in the Combined Statements of Operations. Capitalized commission costs and the corresponding amortization were not material for the years ended December 31, 2025, 2024, and 2023. The Company applies the practical expedient to expense costs as incurred for costs to obtain a contract with a customer when the amortization period would have been one year or less. Accordingly, the Company expenses these costs as incurred when the amortization period is one year or less.
NOTE 4. ACQUISITIONS AND DIVESTITURES
2025 Acquisitions
During 2025, the Company completed two business combinations for aggregate consideration of $16.8 million, net of cash acquired. The total purchase consideration was allocated as follows: $2.9 million to acquired intangible assets, $13.8 million to goodwill, and $0.1 million to net tangible assets. The acquired intangible assets consisted primarily of customer relationships and trademarks, which were valued using the income approach. Of the goodwill recognized with these acquisitions, $1.7 million is expected to be deductible for tax purposes.
The Company’s transaction costs related to these 2025 acquisitions were not material. The financial results of these acquisitions were included in the Combined Financial Statements from their respective acquisition date.

2024 Acquisitions
During 2024, the Company completed two business combinations for aggregate consideration of $30.6 million, net of cash acquired. The contingent consideration for these acquisitions was $10.0 million. The total purchase consideration was allocated as follows: $3.3 million to acquired intangible assets, $28.0 million to goodwill, and $0.7 million to net tangible liabilities. The acquired intangible assets consisted primarily of developed technology, which were valued using the income approach, and are being amortized over 12 years. Of the goodwill recognized with these acquisitions, $0.4 million is expected to be deductible for tax purposes.
The Company’s transaction costs related to these 2024 acquisitions were not material. The financial results of these acquisitions were included in the Combined Financial Statements from their respective acquisition date.
2023 Acquisitions
During 2023, the Company completed two business combinations, Qognify and Projectmates, for aggregate cash consideration of $348.0 million, net of cash acquired. The contingent consideration for these acquisitions was $44.8 million. The total purchase consideration was allocated as follows: $128.3 million to acquired intangible assets, $241.7 million to goodwill, and $22.0 million to net tangible liabilities. The Company acquired intangible assets consisting of $37.2 million of developed technology, $54.3 million of customer relationships, and $36.8 million of trademarks which were valued using the income approach. The developed technology and customer relationships are being amortized over 10 and 20 years, respectively. The goodwill recognized is primarily attributed to the assembled workforce of the acquired businesses, of which $7.1 million is expected to be deductible for tax purposes. Refer to Note 6, “Goodwill and Intangible Assets,” for additional information on measurement period adjustments to goodwill associated with this acquisition.
The Company’s transaction costs related to these 2023 acquisitions were not material. The financial results of this acquisition were included in the Combined Financial Statements from its respective acquisition date.
2025 Divestitures
During 2025, the Company divested two non-core businesses for combined total cash proceeds of $57.0 million. The total divested businesses included $73.6 million of net assets. The Company recorded a loss on divestitures of approximately $16.6 million, which is included in Other (expense) income, net. The Company’s transaction costs related to these 2025 divestitures were not material.
Contingent Consideration
Some of the Company’s acquisitions contain contingent consideration which is based on the outcome of the acquired company earnings for a predetermined period. These contingent consideration liabilities are included in Other current liabilities and Other noncurrent liabilities in the Combined Balance Sheets, depending on the expected timing of settlement. Additions to contingent consideration recognized in connection with acquisitions are non-cash in nature. Payments of contingent consideration are cash in nature. Change in fair value is recognized in Other operating (income) expense, net in the Combined Statements of Operations.

Activity related to the Company’s contingent consideration liabilities is as follows:

Balance, December 31, 2022	$41,008
Additions	44,839
Payments	(500)
Change in fair value	(26,754)
Balance, December 31, 2023	58,593
Additions	10,000
Payments	—
Change in fair value	(7,576)
Balance, December 31, 2024	61,017
Additions	—
Payments	—
Change in fair value	(54,950)
Balance, December 31, 2025	$6,067
NOTE 5. PROPERTY AND EQUIPMENT
Components of property and equipment, net are as follows:

	As of December 31,
	2025	2024
Land	$3,256	$3,256
Buildings	60,073	60,311
Leasehold improvements	12,726	14,740
Equipment, furniture, and fixtures	86,704	83,540
Total Property and equipment	162,759	161,847
Less: Accumulated depreciation	(108,117)	(105,414)
Total Property and equipment, net	$54,642	$56,433
For the years ended December 31, 2025, 2024, and 2023, depreciation expense was $10.9 million, $10.7 million, and $9.7 million, respectively.

NOTE 6. GOODWILL AND INTANGIBLE ASSETS
Goodwill
The changes in the carrying amount of goodwill are as follows:

Balance, December 31, 2022	$5,955,030
Acquisitions	241,654
Other adjustments (1)	(563)
Foreign currency translation adjustments	7,369
Balance, December 31, 2023	6,203,490
Acquisitions	28,066
Other adjustments (1)	6,800
Foreign currency translation adjustments	(24,979)
Balance, December 31, 2024	6,213,377
Acquisitions	13,841
Divestitures	(44,570)
Other adjustments (1)	—
Foreign currency translation adjustments	38,718
Balance, December 31, 2025	$6,221,366
__________________
(1)In accordance with the accounting for business combinations, the Company recorded adjustments to goodwill for the effect of changes in the provisional fair values of the assets acquired and liabilities assumed during the measurement period (up to one year from the acquisition date) as the Company obtained new information about facts and circumstances that existed as of the acquisition date that, if known, would have affected the measurement of the amounts recognized as of that date.
Intangible Assets
Components of intangible assets other than goodwill are as follows:

	December 31, 2025			December 31, 2024
	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount
Definite-life intangibles:
Developed technology	$574,250	$(266,368)	$307,882	$584,323	$(242,191)	$342,132
Customer relationships	652,028	(176,158)	475,870	663,066	(148,786)	514,280
Capitalized development expenses	921,399	(546,111)	375,288	907,420	(593,240)	314,180
Other Intangible Assets	78,007	(68,873)	9,134	80,964	(69,706)	11,258
Total definite-life intangibles	2,225,684	(1,057,510)	1,168,174	2,235,773	(1,053,923)	1,181,850
Indefinite-life intangibles:
Trademarks	481,234	—	481,234	489,966	—	489,966
Total Intangible assets	$2,706,918	$(1,057,510)	$1,649,408	$2,725,739	$(1,053,923)	$1,671,816

The aggregate amortization expense for intangible assets with a finite-life are reflected in the Combined Statements of Operations are as follows:

	Year Ended December 31,
	2025	2024	2023
Cost of subscriptions and licenses	$1,142	$1,142	$1,117
Amortization of intangible assets	155,498	127,411	115,977
Total amortization expense	$156,640	$128,553	$117,094
Future amortization expense for the years following December 31, 2025 is estimated as follows:

Amount
2026	$178,148
2027	168,696
2028	154,268
2029	127,274
2030	97,644
Thereafter	442,144
Total future amortization expense	$1,168,174
NOTE 7. OTHER BALANCE SHEET COMPONENTS
A summary of certain balance sheet components is as follows:

	As of December 31,
	2025	2024
Prepaids and other current assets:
Prepaid expenses	$82,950	$59,860
Inventories	4,253	13,879
Other current assets	12,805	10,091
Total Prepaids and other current assets	$100,008	$83,830

Other current liabilities:
Accrued expenses	$55,184	$38,880
Accrued indirect taxes	18,904	15,526
Restructuring reserve	13,775	6,764
Contingent consideration	1,067	5,500
Other current liabilities	5,352	3,678
Total Other current liabilities	$94,282	$70,348

NOTE 8. LEASES
The Company’s operating lease portfolio includes office facilities and automobiles. The majority of the Company’s leases have remaining lease terms of one year to 14 years, some of which include options to extend the leases for five years or more.
A portion of the Company’s real estate leases is subject to annual changes in the Consumer Price Index (“CPI”). The changes to the CPI are treated as variable lease payments and recognized in the period in which the obligation for those payments is incurred.
For the years ended December 31, 2025, 2024, and 2023, operating lease expense, which includes immaterial amounts of short-term leases and variable lease costs, was $20.1 million, $19.5 million, and $19.8 million, respectively.
Lease term and discount rate information related to the Company’s operating leases as of the end of the period presented are as follows:

	As of December 31,
	2025	2024
Weighted-average remaining lease term (in years)	7.2	7.3
Weighted-average discount rate	4.0%	4.7%
As of December 31, 2025, maturities of lease liabilities are as follows:

Amount
2026	$17,373
2027	12,806
2028	10,162
2029	7,111
2030	4,412
Thereafter	7,668
Total future operating lease payments	59,532
Less: Imputed interest on operating lease liabilities	(7,079)
Total operating lease liabilities	$52,453
Supplemental cash flow information related to operating leases is as follows:

	Year Ended December 31,
	2025	2024	2023
Cash paid for amounts included in the measurement of operating lease liabilities	$23,081	$14,830	$19,683
Right-of-use assets obtained in exchange for operating lease obligations	10,530	17,505	8,012

NOTE 9. EMPLOYEE BENEFIT PLANS
Stock-based Compensation Plans
The Company’s employees have historically participated in the Parent’s stock-based compensation plans. The following disclosures of stock-based compensation expense recognized by the Company are based on the awards and terms previously granted to the Company’s employees. Accordingly, the amounts presented are not necessarily indicative of future awards and do not necessarily reflect the results that the Company would have experienced as an independent company for the periods presented.
The compensation cost recognized in the Combined Statements of Operations of the stock-based compensation arrangements is as follows:

	Year ended December 31,
	2025	2024	2023
Cost of goods sold	$1,408	$1,162	$1,143
Sales and marketing	5,371	5,304	5,560
General and administrative	6,451	5,520	5,344
Research and development	3,466	3,031	2,830
Total stock-based compensation expense	$16,696	$15,017	$14,877
Defined Contribution Plans
Certain employees of the Company participate in various defined contribution plans sponsored by the Parent, which include employees from other Hexagon subsidiaries. For the years ended December 31, 2025, 2024, and 2023, the Company’s share of defined contribution plan costs were $34.1 million, $31.1 million, and $27.6 million, respectively.
NOTE 10. INCOME TAXES
Income Before Income Tax
The components of Income before income tax are as follows:

	Year Ended December 31,
	2025	2024	2023
Domestic	$61,626	$131,161	$112,929
International	259,703	264,945	211,327
Income before income tax	$321,329	$396,106	$324,256
__________________
Previously disclosed amounts for the years ended December 31, 2024 and 2023 have been revised to correct the domestic and total amounts presented.

Provision for Income Taxes
The components of the Provision for income taxes are as follows:

	Year Ended December 31,
	2025	2024	2023
Current:
Federal	$2,359	$21,203	$5,196
State	1,472	1,637	2,752
Foreign	46,529	50,993	30,031
Total current tax expense	50,360	73,833	37,979
Deferred:
Federal	15,724	(5,654)	25,568
State	(7,910)	2,545	5,937
Foreign	15,051	14,175	9,119
Total deferred tax expense	22,865	11,066	40,624
Provision for income taxes	$73,225	$84,899	$78,603
In July 2025, Public Law 119-21, commonly referred to as the One Big Beautiful Bill Act (“OBBBA”), was enacted in the United States. The OBBBA introduces several significant changes, including the permanent extension and modification of certain expiring provisions of the Tax Cuts and Jobs Act. The legislation has multiple effective dates, with certain provisions taking effect in tax year 2025 and others phased in through 2027. There were no material impacts of this legislation on the Company's Combined Financial Statements for the year ended December 31, 2025; however, management will continue to evaluate the full impact of these legislative changes as more guidance becomes available.
In August 2022, the Inflation Reduction Act of 2022 was enacted, which contained significant law changes related to tax, climate, energy and health care. The tax measures include, among other things, a corporate alternative minimum tax (“CAMT”) of 15% on corporations with three-year average annual adjusted financial statement income (“AFSI”) exceeding $1 billion. The CAMT was effective for the Company beginning in 2024; however, the Company is not subject as its average annual AFSI did not exceed $1 billion for the preceding three-year period.
In December 2021, the Organization for Economic Co-operation and Development (“OECD”) adopted model rules to implement a global minimum corporate tax of 15% for companies with global revenues and profits above certain thresholds (referred to as “Pillar 2”). The OECD has continued to issue administrative guidance and interpretations regarding the Pillar 2 rules. A number of European Union and G20 member nations, including locations where the Company currently has operations, are at various stages in the process of enacting tax legislation to incorporate aspects of the Pillar 2 rules. For countries that have adopted the model rules, certain aspects of the Pillar 2 rules became effective in 2024 and 2025. Due to the uncertainty regarding which countries will enact Pillar 2 legislation and in what form the legislation will be adopted, as well as uncertainty regarding the timing of individual country legislative action and the underlying complexity of the rules, the Company is still assessing the impact, if any, of the Pillar 2 legislation. Pillar 2 legislation did not have a material impact on the provision for income taxes in the Combined Financial Statements for the years ended December 31, 2025 and 2024.

As revenue, income before income tax, and provision for income taxes in the United States is generally greater than any other single taxing jurisdiction within the worldwide group, the Company’s reconciliation from statutory tax rate to effective income tax rate is presented on the basis of the United States federal statutory income tax rate of 21% as opposed to the Ireland statutory tax rate.
A reconciliation of the United States federal statutory tax rate to the Company’s effective income tax rate is as follows:

	Year Ended December 31,
	2025		2024		2023
United States federal statutory tax rate	$67,479	21%	$83,181	21%	$68,092	21
State and local income taxes (1)	(5,681)	(2)	3,618	1	6,858	2
Foreign tax effects:
Switzerland:
Foreign tax rate differential	(16,832)	(5)	(22,360)	(6)	(15,464)	(5)
State and local tax effects	8,452	3	11,384	3	7,830	2
Other foreign tax effects	2,566	1	1,004	—	1,926	1
Germany:
Non-deductible or non-taxable items	3,855	1	—	—	(3,706)	(1)
Other foreign tax effects	1,583	—	2,940	1	(1,000)	—
Italy:
Withholding tax	—	—	9,770	2	—	—
Other foreign tax effects	850	—	220	—	(172)	—
Other foreign jurisdictions:
Other foreign tax effects	6,589	2	6,581	2	5,368	2
Research and development credit	(2,524)	(1)	(5,701)	(1)	(2,353)	(1)
Valuation allowance	37,024	12	—	—	36	—
Effects of cross border transactions:
Deemed royalties	10,390	3	7,243	2	7,534	2
Global intangible low-taxed income	4,681	1	3,093	1	5,195	2
Foreign-derived intangible income	(1,664)	(1)	(13,057)	(3)	(2,090)	(1)
Subpart F income	3,111	1	3,180	1	3,903	1
Base erosion and anti-abuse tax	770	—	(5,794)	(1)	5,715	2
Foreign tax credits	(2,196)	(1)	(2,847)	(1)	(9,828)	(3)
Other	(1)	1	(587)	—	(179)	—
Non-deductible or non-taxable items:
Contingent consideration	(10,416)	(3)	—	—	—	—
Loss on divestitures	(34,033)	(11)	—	—	—	—
Other	(778)	1	3,031	(1)	938	—
Effective income tax rate	$73,225	23%	$84,899	21%	$78,603	24%
__________________
(1)The majority (greater than 50%) of state and local income taxes are derived from the following states each year:
–2025: California, Connecticut, Illinois, Michigan, Minnesota, Wisconsin
–2024: California, Illinois, New York, Pennsylvania, South Carolina, and Virginia
–2023: California, Georgia, Illinois, New York, Pennsylvania, and South Carolina

Deferred Taxes
Temporary differences and carryforwards, which give rise to a significant portion of deferred tax assets and liabilities are as follows:

	As of December 31,
	2025	2024
Deferred tax assets:
Allowance for doubtful accounts	$2,351	$1,804
Accrued compensation	7,099	9,198
Operating lease liabilities	9,614	7,730
Stock based compensation	4,988	4,460
Accrued restructuring	7,201	6,229
Net operating losses	109,899	58,797
Capitalized research and development	18,555	34,353
Deferred revenue	11,085	4,493
Interest limitation	3,550	3,969
Tax credits	2,470	663
Other	15,731	18,175
Gross deferred tax assets	$192,543	$149,871
Less: Valuation allowance	(58,197)	(18,266)
Net deferred tax assets	$134,346	$131,605
Deferred tax liabilities:
Prepaids and other current assets	$(3,078)	$(3,137)
Operating lease right-of-use-assets	(8,627)	(9,058)
Intangible assets	(341,783)	(317,136)
Property and equipment	(8,069)	(8,267)
Other	(12,038)	(8,657)
Total deferred tax liabilities	$(373,595)	$(346,255)
Net deferred tax liabilities	$(239,249)	$(214,650)
Deferred tax assets and deferred tax liabilities are shown in the Combined Balance Sheets netted on a jurisdictional basis.
For the years ended December 31, 2025, 2024, and 2023, the Company increased the valuation allowance by $39.9 million, $3.5 million, and $4.4 million, respectively, which was primarily related to taxable losses in various foreign and domestic jurisdictions. A valuation allowance is required when it is more likely than not that all or a portion of deferred tax assets will not be realized. The Company assesses the available positive and negative evidence to estimate whether the existing deferred tax assets will be realized.
The Company is permanently reinvested with respect to all foreign earnings. There is no unrecognized deferred tax liability associated with the repatriation of foreign undistributed earnings.

Cash paid for income taxes, net of refunds, was as follows:

	Year Ended December 31,
	2025	2024	2023
United States - Federal	$2,172	$25,120	$6,415
United States - State and Local	1,472	1,637	2,752
Australia	330	782	1,747
Belgium	7,882	6,369	2,423
Canada	885	866	2,634
Germany	3,284	5,126	(1,656)
Italy	2,435	10,532	393
Japan	1,759	1,501	1,857
Korea	386	705	2,012
Poland	1,761	581	607
Singapore	1,915	472	224
Sweden	3,858	1,730	(227)
United Kingdom	1,627	(258)	3,234
Other foreign	2,105	5,928	8,013
Total cash paid, net of refunds	$31,871	$61,091	$30,428
The Company has tax credit and net operating loss (“NOL”) carryforwards, primarily related to:

Jurisdiction:	December 31, 2025	Begin to Expire
United States - Federal NOL	$317,860	2037
United States - Federal foreign tax credits	$2,470	2034
United States - State NOL	$503,122	2026
Foreign - NOL	$122,443	2026
As of December 31, 2025, the Company has no unrecognized tax benefits (including interest and penalties). The Company provides for interest and penalties related to unrecognized tax benefits in the provision for income taxes.
The income tax provision was calculated using the separate return basis, as if the Company filed hypothetical United States Federal, United States state and foreign tax returns. For federal and state tax returns, with few exceptions, the Company is subject to examination from 2019 through 2024. The Company is no longer subject to examination by the Internal Revenue Service (“IRS”) for periods prior to 2019, although carry forwards generated prior to those periods may still be adjusted upon examination by the IRS or state taxing authority if they either have been or will be used in a subsequent period. In the major foreign jurisdictions, the Company could be subject to examination as noted below:

Jurisdiction:	Period Subject to Audit
Belgium	2023 - 2024
Canada	2021 - 2024
Germany	2018 - 2024
India	2019 - 2024
Italy	2020 - 2024
Switzerland	2021 - 2024
The outcome of tax examinations cannot be predicted with certainty. If any issues addressed in the Company’s tax examinations are resolved in a manner not consistent with management’s expectations, the Company could be required to adjust its provision for income taxes in the period such resolution occurs.

NOTE 11. RESTRUCTURING CHARGES
From time to time, the Company has initiated various restructuring plans in an effort to better align its resources with its business strategy. For the years ended December 31, 2025, 2024, and 2023, the charges incurred were primarily comprised of severance and termination benefits related to headcount reductions as well as lease terminations and are included in Other operating (income) expense, net in the Combined Statements of Operations.
Activities resulting from restructuring plans are as follows:

Balance, December 31, 2022	$6,681
Charges	35,518
Utilization	(19,181)
Balance, December 31, 2023	23,018
Charges	1,204
Utilization	(17,458)
Balance, December 31, 2024	6,764
Charges	47,381
Utilization	(40,370)
Balance, December 31, 2025	$13,775
All liabilities for restructuring charges under these plans are included in Other current liabilities in the Combined Balance Sheets as of December 31, 2025 as the Company expects to make cash payments to settle most of these liabilities throughout 2026.
NOTE 12. COMMITMENTS AND CONTINGENCIES
The Company is subject to routine legal proceedings, as well as demands, claims and threatened litigation that arise in the normal course of the business. The ultimate outcome of any litigation is often uncertain and unfavorable outcomes could have a negative impact on the results of operations and financial condition. The Company regularly reviews the status of each significant matter and assess its potential financial exposure. If the potential loss from any claim or legal proceeding is considered probable and the amount or the range of loss can be estimated, the Company accrues a liability for the estimated loss. Legal proceedings are subject to uncertainties, and the outcomes are difficult to predict. Because of such uncertainties, accruals are based on the Company’s judgments using the best information available at the time.
The Company determined that no disclosure of estimated loss is required for a claim against us because: (i) there is not a reasonable possibility that a loss exceeding amounts already recognized (if any) may be incurred with respect to such claim; (ii) a reasonably possible loss or range of loss cannot be estimated; or (iii) such estimate is immaterial.

NOTE 13. RELATED PARTY TRANSACTIONS
The Combined Financial Statements have been prepared on a standalone basis and are derived from the consolidated financial statements and accounting records of Hexagon. The following discussion summarizes activity between the Company and Hexagon.
Related Party Purchases
In the ordinary course of business, the Company purchases products and services from other subsidiaries of the Parent. For the years ended December 31, 2025, 2024, and 2023, Cost of subscriptions and licenses in the Combined Statement of Operations includes purchases made by the Company from the Parent’s subsidiaries of $7.3 million, $7.3 million, and $27.8 million, respectively. Accounts payable includes $0.5 million and $1.9 million as of December 31, 2025 and 2024, respectively, related to such transactions.
Allocation of General Corporate Expenses
The Combined Statements of Operations include expenses for certain centralized functions and other programs provided and administered by Hexagon, as described in Note 1, "Background and Basis of Presentation."
The costs of these services have been allocated to the Company as follows:

	Year Ended December 31,
	2025	2024	2023
Sales and marketing expenses	$31	$138	$1,009
General and administrative expenses	11,645	10,968	9,286
Total corporate allocations	$11,676	$11,106	$10,295
NOTE 14. SUBSEQUENT EVENTS
The Company evaluated subsequent events for recognition or disclosure through March 24, 2026, the date the Combined Financial Statements were available to be issued. There were no subsequent events that required recognition or disclosure in these Combined Financial Statements.